Exhibt 99.1 ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 1.0 Identification: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations 1.1. Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.2. Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Alexsandro Broedel Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.3. Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. 3Exhibt 99.1 ITEM 1. IDENTIFICATION OF THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE FORM 1.0 Identification: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations 1.1. Chief Executive Officer’s Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.2. Head of Investor Relations’ statement: Name of the person responsible for the content of the form Position of the person responsible Alexsandro Broedel Head of Investor Relations The above-qualified officer states that: a. he has revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. Signature: 1.3. Chief Executive Officer’s/Head of Investor Relations’ Statement: Name of the person responsible for the content of the form Position of the person responsible Candido Botelho Bracher Chief Executive Officer Alexsandro Broedel Head of Investor Relations The above-qualified officers state that: a. they have revised the reference form; b. all information contained in the form is in compliance with the provisions of CVM Instruction No. 480, particularly articles 14 to 19; c. the information contained in the form is a true, accurate and complete portrait of the Issuer’s economic and financial situation and of the risks inherent in its activities and in the securities issued by it. 3

ITEM 2. AUDITORS

Items - 2.1. and 2.2. - Auditors

	2018		2017	2016
Has an auditor been engaged?	YES		YES	YES
Auditor's Brazilian Securities and Exchange Commission ("CVM") code	2879		2879	2879
Type of auditor				
Corporate name	Pricewaterhousecoopers Auditores Independentes		Pricewaterhousecoopers Auditores Independentes	Pricewaterhousecoopers Auditores Independentes
Corporate Taxpayer's Registry (CNPJ) number	61.562.112/0001-20		61.562.112/0001-20	61.562.112/0001-20
Date of engagement	03/01/2018		03/16/2017	03/08/2016
Initial date of service provision	01/01/2018		01/01/2017	01/01/2016
Final date of service provision	12/31/2018		12/31/2017	12/31/2016
		R$/Thousand		
	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, and issue of comfort letters;	64.960	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, and issue of comfort letters;	1. Agreements for the audit of the financial statements, issue of reports required by regulatory authorities, and issue of comfort letters;
	2. Service agreements for other audit procedures and issue of reports with specific purposes;	4.727	2.Service agreements for the preparation of accounting reports, due diligence and other audit procedures, and issue of reports with specific purposes;	2. Service agreements for the preparation of accounting reports, due diligence and other audit procedures, and issue of reports with specific purposes;
Description of the services contracted	3. Service agreement for the review of bookkeeping and tax bookkeeping, issue of income tax calculation and settlement review report, and review of compliance with transfer pricing policies;	581	3. Service agreement for the review of bookkeeping and tax bookkeeping, issue of income tax settlement report, and review of compliance with transfer pricing policies;	3. Service agreement for the review of bookkeeping and tax bookkeeping and review of compliance with transfer pricing policies;
	4. Other services relating to procurement of technical material and training;	90	4. Other services relating to training, procurement of technical material and surveys.	4. Advisory service agreements for the review of bookkeeping and sale of loans portfolio;
	5. Service agreement for reasonable assurance of fulfilment of commitments entered with government agencies.	376		5. Service agreements associated to assessment of availability related to the custody rule SEC206;
				6. Other services relating to training, procurement of technical material and surveys.

4

	2018	2017	2016
Total amount of the fees of the independent auditors separated by service	The fees of the independent auditors for the last year, ended December 31, 2018, correspond to the amount of R$70,735 thousand that comprise the amounts related to audit services: R$69,687 thousand and other services: R$1,048 thousand.		
Justification for the replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor	Not applicable, because there was no replacement of the independent auditor
Person in charge			
Name of person in charge	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti	Washington Luiz Pereira Cavalcanti
Individual Taxpayer's Registry (CPF) number of the person in charge	023.115.418-62	023.115.418-62	023.115.418-62
Address			
Venue	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400	Avenida Francisco Matarazzo, 1400
Additional information	09-10º, 13-17º andares	09-10º, 13-17º andares	09-10º, 13-17º andares
District	Água Branca	Água Branca	Água Branca
Zip Code	05001-903	05001-903	05001-903
City Code	11	11	11
Telephone number	3674-3780	3674-3780	3674-3780
City Code (facsimile)	3674-2060	3674-2060	3674-2060
Email address	washington.cavalcanti@pwc.com	washington.cavalcanti@pwc.com	washington.cavalcanti@pwc.com

5

2.3. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflict of interests, loss of independence or objectivity of its independent auditors is to ensure that the independence principles have been observed when services were contracted and provided, including their approval. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies. Due to the turnover of the auditor in charge, provided for in Article 9 of CVM Instruction No. 3,198/2004, we announce the replacement of Washington Luiz Pereira Cavalcanti, enrolled with the Brazilian tax register (CPF) 023.115.418-62, by Emerson Laerte da Silva, CPF 125.160.718-76, for the audit work of the years beginning on January 1, 2019. Additional information on items 2.1/2.2: With respect to the Service Period - The contracting date will be retroactive to January 1st of the year in question, corresponding to the beginning of the legal relationship kept between the Parties. With respect to the service provider's period of service - The contracting will be in force until the end of the audit and the issuance of the respective reports related to the base date of December 31 of the year in question. 62.3. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflict of interests, loss of independence or objectivity of its independent auditors is to ensure that the independence principles have been observed when services were contracted and provided, including their approval. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies. Due to the turnover of the auditor in charge, provided for in Article 9 of CVM Instruction No. 3,198/2004, we announce the replacement of Washington Luiz Pereira Cavalcanti, enrolled with the Brazilian tax register (CPF) 023.115.418-62, by Emerson Laerte da Silva, CPF 125.160.718-76, for the audit work of the years beginning on January 1, 2019. Additional information on items 2.1/2.2: With respect to the Service Period - The contracting date will be retroactive to January 1st of the year in question, corresponding to the beginning of the legal relationship kept between the Parties. With respect to the service provider's period of service - The contracting will be in force until the end of the audit and the issuance of the respective reports related to the base date of December 31 of the year in question. 6

ITEM 3. SELECTED FINANCIAL INFORMATION 3.1 - Financial Information (in R$) December 31 2018 2017 2016 a. stockholders' equity 1 50,466,628,000 144,355,272,000 132,383,744,000 b. total assets 1,552,797,590,000 1,436,238,680,000 1,351,314,036,000 (1) c. income (expenses) from financial operations 62,565,000,000 67,311,000,000 67,276,000,000 d. gross income 94,018,075,000 90,557,579,000 94,066,257,000 e. net income 25,638,809,000 23,224,606,000 22,015,435,000 (2) f. number of shares, ex treasury shares (units) 9,720,520,922 9,696,946,000 9,769,050,000 (2) g. book value per share (Brazilian reais/unit) 1 5.48 1 4.89 13.55 h. basic earnings per share (Brazilian reais/unit) 2.56 2.38 2.21 i. diluted earnings per share (Brazilian reais/unit) 2.56 2.38 2.21 j. other accounting information selected by the issuer n/a n/a n/a (1) As a financial institution, the Bank considers Income (expense) from financial operations as an indicator of net revenue. (2) For better comparability, outstanding shares on 12/31/2017 and 12/31/2016 were adjusted by the stock split approved on 12/31/2018. 7ITEM 3. SELECTED FINANCIAL INFORMATION 3.1 - Financial Information (in R$) December 31 2018 2017 2016 a. stockholders' equity 1 50,466,628,000 144,355,272,000 132,383,744,000 b. total assets 1,552,797,590,000 1,436,238,680,000 1,351,314,036,000 (1) c. income (expenses) from financial operations 62,565,000,000 67,311,000,000 67,276,000,000 d. gross income 94,018,075,000 90,557,579,000 94,066,257,000 e. net income 25,638,809,000 23,224,606,000 22,015,435,000 (2) f. number of shares, ex treasury shares (units) 9,720,520,922 9,696,946,000 9,769,050,000 (2) g. book value per share (Brazilian reais/unit) 1 5.48 1 4.89 13.55 h. basic earnings per share (Brazilian reais/unit) 2.56 2.38 2.21 i. diluted earnings per share (Brazilian reais/unit) 2.56 2.38 2.21 j. other accounting information selected by the issuer n/a n/a n/a (1) As a financial institution, the Bank considers Income (expense) from financial operations as an indicator of net revenue. (2) For better comparability, outstanding shares on 12/31/2017 and 12/31/2016 were adjusted by the stock split approved on 12/31/2018. 7

3.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) Inform the value of non-accounting measures Non-accounting measures were disclosed in the previous year in our financial statements under IFRS. b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements Not applicable. c) Explain why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations Not applicable. 83.2. If the issuer disclosed in the previous year or if it wishes to disclose in this form non-accounting measures such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a) Inform the value of non-accounting measures Non-accounting measures were disclosed in the previous year in our financial statements under IFRS. b) Perform reconciliation between the amounts disclosed and the amounts in the audited financial statements Not applicable. c) Explain why it believes that such measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations Not applicable. 8

3.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them Not applicable. 93.3. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them Not applicable. 9

3.4. Describe the policy on allocation of earnings for the past three years, indicating: The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of capital stock; (ii) distribution of dividends to stockholders (please see items “b” and “c” below) and; (iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration, and its balance may also be used: (i) in redemption, reimbursement or own share buyback operations, under current legislation; and (ii) in contribution to capital stock, including by means of new share bonus. The Statutory Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law (Law No. 6,404/76) (please see item 3.9), always respecting the stockholders’ right to mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of the Brazilian Corporate Law (please see item 3.9). 2018 2017 2016 a. Rules on retention of earnings No changes in the rules a.i. Retained earnings amounts No earnings retained. a.ii. Percentage to total declared Not applicable earnings b. Rules on distribution of dividends Amount not below Amount not below 35% of net income 25% of net income calculated for the year calculated for the same year c. Frequency of distribution of Monthly – mandatory dividends Half-yearly - supplementary d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Not applicable issuer, as well as agreements, court, administrative or arbitration decisions e. Whether the issuer has a formally- Stockholder Remuneration Policy (dividends and interest on approved policy on allocation of capital) approved by the Disclosure and Trading Committee earnings, informing the approving at the meeting held on April 19, 2018, which may be body, date of approval, and, if the accessed on the websites of CVM and of the Investor issuer discloses the policy, where Relations (www.itau.com.br/investor-relations > Menu > Itaú this document can be found on the Unibanco > Corporate Governance > Rules and Policies) Web a) Rules on retention of earnings No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law (see item 3.9), at an Annual General Stockholders’ Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of net income for the year previously approved as part of the capital budget. Additionally, minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer’s financial position. 103.4. Describe the policy on allocation of earnings for the past three years, indicating: The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of capital stock; (ii) distribution of dividends to stockholders (please see items “b” and “c” below) and; (iii) setting up the Statutory Reserve, whose purpose is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration, and its balance may also be used: (i) in redemption, reimbursement or own share buyback operations, under current legislation; and (ii) in contribution to capital stock, including by means of new share bonus. The Statutory Reserve will be comprised of funds: a) equivalent to up to 100% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law (Law No. 6,404/76) (please see item 3.9), always respecting the stockholders’ right to mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, in accordance with Article 199 of the Brazilian Corporate Law (please see item 3.9). 2018 2017 2016 a. Rules on retention of earnings No changes in the rules a.i. Retained earnings amounts No earnings retained. a.ii. Percentage to total declared Not applicable earnings b. Rules on distribution of dividends Amount not below Amount not below 35% of net income 25% of net income calculated for the year calculated for the same year c. Frequency of distribution of Monthly – mandatory dividends Half-yearly - supplementary d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Not applicable issuer, as well as agreements, court, administrative or arbitration decisions e. Whether the issuer has a formally- Stockholder Remuneration Policy (dividends and interest on approved policy on allocation of capital) approved by the Disclosure and Trading Committee earnings, informing the approving at the meeting held on April 19, 2018, which may be body, date of approval, and, if the accessed on the websites of CVM and of the Investor issuer discloses the policy, where Relations (www.itau.com.br/investor-relations > Menu > Itaú this document can be found on the Unibanco > Corporate Governance > Rules and Policies) Web a) Rules on retention of earnings No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law (see item 3.9), at an Annual General Stockholders’ Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of net income for the year previously approved as part of the capital budget. Additionally, minimum mandatory dividends may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer’s financial position. 10

a.i.) Retained earnings amounts Over the past three years, no earnings have been retained, and dividends paid by the Issuer have been higher than minimum mandatory dividends (see item 3.5 below). b) Rules on distribution of dividends Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law (please see item 3.9), and in compliance with items II and III of the same legal provision. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95 (please see item 3.9). Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. On September 26, 2017 (please see Material Fact in item 3.9), the Company informed that it would continue to pay dividends and net interest on capital at 35% of the recurring consolidated net income and exclude the maximum limit previously determined at 45%. Capital Management and Distribution of Profits In order to ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to keep the minimum level, established by the Board of Directors, at 13.5% for Tier 1 Capital, to be composed of at least 12% of Common Equity Tier I. For further information, please see «Risk and Capital Management – Pillar 3» on our website www.itau.com.br/investor-relations > Menu > Reports > Pillar 3 and Global Systemically Important Banks. The total amount to be distributed each year will be set by the Board of Directors, considering, among others: 1. the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; 2. the minimum level determined by the Board of Directors of 13.5% for Tier 1 Capital; 3. the profitability in the year; 4. the expectations of capital use based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirement; and 5. changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws. At the APIMEC São Paulo meeting in 2018, we presented the simulation below (table) on variations in payment of dividends and interest on capital as a result of the Increase in RWA and ROE; it should be emphasized that other factors may also affect this distribution, as mentioned above. Additionally, management may resolve on the distribution of additional profit whenever it deems convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits in addition to the minimum mandatory dividend. 11a.i.) Retained earnings amounts Over the past three years, no earnings have been retained, and dividends paid by the Issuer have been higher than minimum mandatory dividends (see item 3.5 below). b) Rules on distribution of dividends Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of the Brazilian Corporate Law (please see item 3.9), and in compliance with items II and III of the same legal provision. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95 (please see item 3.9). Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. On September 26, 2017 (please see Material Fact in item 3.9), the Company informed that it would continue to pay dividends and net interest on capital at 35% of the recurring consolidated net income and exclude the maximum limit previously determined at 45%. Capital Management and Distribution of Profits In order to ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. We intend to keep the minimum level, established by the Board of Directors, at 13.5% for Tier 1 Capital, to be composed of at least 12% of Common Equity Tier I. For further information, please see «Risk and Capital Management – Pillar 3» on our website www.itau.com.br/investor-relations > Menu > Reports > Pillar 3 and Global Systemically Important Banks. The total amount to be distributed each year will be set by the Board of Directors, considering, among others: 1. the Company’s capitalization level, according to the rules issued by the Central Bank of Brazil; 2. the minimum level determined by the Board of Directors of 13.5% for Tier 1 Capital; 3. the profitability in the year; 4. the expectations of capital use based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirement; and 5. changes in tax legislation. Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws. At the APIMEC São Paulo meeting in 2018, we presented the simulation below (table) on variations in payment of dividends and interest on capital as a result of the Increase in RWA and ROE; it should be emphasized that other factors may also affect this distribution, as mentioned above. Additionally, management may resolve on the distribution of additional profit whenever it deems convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits in addition to the minimum mandatory dividend. 11

Under the implementation of the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193 (please see item 3.9), establishing that dividends may not be paid if a financial institution fails to comply with the additional capital requirements in effect as of January 1, 2016, with gradual increases until 2019. This restriction on dividend payment will be progressively applied, according to the extent of non- conformity with the additional capital requirements: · Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. · If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. · If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. · If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital may not be distributed. At the end of December 2018, the BIS ratio reached 18.0%, of which: (i) 16.0% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and (ii) 2.0% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$15.9 billion at December 31, 2018. c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders. Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. The General Stockholders’ Meeting of July 27, 2018 approved the Company’s share split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position. In 2016, our stockholders received free of charge one new share for every ten shares of the same type they held, with the cost attributed to the bonus share, generating tax benefits. Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (please see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of the minimum mandatory dividend. This amount is declared as a dividend “additional” to those paid monthly. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. For the history of payments by the Issuer, please access the Investor Relations website: http://www.itau.com.br/investor-relations > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders. 12Under the implementation of the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193 (please see item 3.9), establishing that dividends may not be paid if a financial institution fails to comply with the additional capital requirements in effect as of January 1, 2016, with gradual increases until 2019. This restriction on dividend payment will be progressively applied, according to the extent of non- conformity with the additional capital requirements: · Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. · If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. · If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. · If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital may not be distributed. At the end of December 2018, the BIS ratio reached 18.0%, of which: (i) 16.0% related to Tier I Capital, composed of the sum of Core Capital and Additional Capital; and (ii) 2.0% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$15.9 billion at December 31, 2018. c) Frequency of distribution of dividends Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders. Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month. The General Stockholders’ Meeting of July 27, 2018 approved the Company’s share split at 50%. Monthly dividends were kept at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%), after the inclusion of the split shares in the stockholding position. In 2016, our stockholders received free of charge one new share for every ten shares of the same type they held, with the cost attributed to the bonus share, generating tax benefits. Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (please see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of the minimum mandatory dividend. This amount is declared as a dividend “additional” to those paid monthly. The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. For the history of payments by the Issuer, please access the Investor Relations website: http://www.itau.com.br/investor-relations > Shares and Dividends & Interest on Capital > History of Dividends and Remuneration of Stockholders. 12

3.5. In a table, please indicate for each of the past three years:

R$ million

	2018	2017	2016
a. Adjusted net income for dividend purposes	20,848	20,053	17,911
b. Total distributed dividends	22,437	17,558	10,000
Interest on capital	6,969	9,311	8,915
Mandatory dividend	15,363	8,177	1,015
Minimum priority dividend	105	70	70
Fixed priority dividend	-	-	-
c. Percentage of dividends per adjusted net income	107.6%	87.6%	55.8%
d. Dividend distributed per class and type of shares:			
Total common shares	11,453	8,991	5,142
Interest on capital	3,555	4,774	4,582
Mandatory dividend	7,898	4,217	560
Minimum priority dividend	-	-	-
Fixed priority dividend	-	-	-
Total preferred shares	10,984	8,567	4,858
Interest on capital	3,414	4,537	4,333
Mandatory dividend	7,465	3,960	455
Minimum priority dividend	105	70	70
Fixed priority dividend	-	-	-
e. Payment date of the minimum mandatory dividend	Date established in the Annual General Stockholders' Meeting	Date established in the Annual General Stockholders' Meeting	Date established in the Annual General Stockholders' Meeting
f. Return on equity	16.6%	16.4%	15.9%
g. Total retained earnings	1,097	1,687	7,280
Allocation to reserves	1,097	1,687	7,280
Retained earnings	-	-	-
h. Retention approval date	04/24/2019	04/25/2018	04/19/2017

Notes:

- Adjusted net income: Net income (1) (-) 5% of Legal Reserve
- Dividend distributed in relaton to the Adjusted net income (%): Total dividend distributed (2) / Adjusted net income
- Return on equity of issuer (%): Net income (1) / Stockholders' equity (1)
- Total dividend distributed: Interest on capital (3) (+) Dividends – Calculated per year
- Mandatory dividend: Minimum mandatory dividend (+) Additional dividend (-) Minimum priority dividend
- Retained earnings: Legal Reserve (1) (+) Statutory Reserve (1)

(1) Includes Company's information under BRGAAP

(2) For 2018, dividends distributed charged from the Statutory Revenue Reserve were included

(3) Net of income tax

Year	Exercise Competence	Pay Day	Kind of event	Amount in R$ Million (*)	
				ON	PN
2018	Complementary IOC	03.07.2019	Gross Complementary IOC	3,158	3,034
	Complementary Dividend	03.07.2019	Complementary Dividend	5,210	5,003
	IOC	03.07.2019	Gross IOC	45	43
	December	01.02.2019	Dividend	74	71
	November	12.03.2018	Dividend	51	48
	October	11.01.2018	Dividend	50	47
	September	10.01.2018	Dividend	50	47
	August	09.03.2018	Dividend	50	47
	Complementary Dividend	08.30.2018	Complementary Dividend	2,063	1,978
	IOC	08.30.2018	Gross IOC	352	337

13

	July	08.01.2018	Dividend	50	47
	June	07.02.2018	Dividend	50	47
	May	06.01.2018	Dividend	50	47
	April	05.02.2018	Dividend	50	47
	March	04.02.2018	Dividend	50	47
	February	03.01.2018	Dividend	50	47
	January	02.01.2018	Dividend	50	47
2017	Complementary IOC	03.07.2018	Gross Complementary IOC	3,228	3,084
	Complementary Dividend	03.07.2018	Complementary Dividend	3,186	3,046
	Dividend	03.07.2018	Dividend	431	412
	IOC	03.07.2018	Gross IOC	410	386
	December	01.02.2018	Dividend	50	48
	November	12.01.2017	Dividend	50	48
	October	01.11.2017	Dividend	50	48
	September	10.02.2017	Dividend	50	48
	Complementary IOC	08.25.2017	Gross Complementary IOC	1,136	1,067
	August	09.01.2017	Dividend	50	48
	July	08.01.2017	Dividend	50	48
	June	07.03.2017	Dividend	50	48
	May	06.01.2017	Dividend	50	48
	April	05.02.2017	Dividend	50	47
	March	04.03.2017	Dividend	50	47
	February	03.01.2017	Dividend	50	47
	January	02.01.2017	Dividend	50	47
	Complementary IOC	03.03.2017	Gross Complementary IOC	2,209	2,083
2016	IOC	03.03.2017	Gross IOC	1,339	1,271
	December	01.02.2017	Dividend	50	48
	November	12.01.2016	Dividend	50	48
	October	11.01.2016	Dividend	46	43
	September	10.03.2016	Dividend	46	43
	Complementary IOC	08.25.2016	Gross Complementary IOC	1,034	979

14

August 09.01.2016 Dividend 46 43 July 08.01.2016 Dividend 46 43 June 07.01.2016 Dividend 46 43 May 06.01.2016 Dividend 46 43 April 05.04.2016 Dividend 46 43 March 04.01.2016 Dividend 46 43 February 03.01.2016 Dividend 46 43 January 02.01.2016 Dividend 46 42 (*)The amounts referring to interest on own capital are net of income tax. 15 August 09.01.2016 Dividend 46 43 July 08.01.2016 Dividend 46 43 June 07.01.2016 Dividend 46 43 May 06.01.2016 Dividend 46 43 April 05.04.2016 Dividend 46 43 March 04.01.2016 Dividend 46 43 February 03.01.2016 Dividend 46 43 January 02.01.2016 Dividend 46 42 (*)The amounts referring to interest on own capital are net of income tax. 15

3.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years Dividends and interest on capital declared and paid out in the fiscal year of 2018 based on the 2017 income, using Revenue Reserves, totaled R$6,313 million and R$6,231million, respectively. Interest on capital declared and paid out in the fiscal year of 2017 based on the 2016 income, using Revenue Reserves, totaleded R$5,050 million. Interest on capital declared and paid out in the fiscal year of 2016 based on the 2015 income, using Revenue Reserves, totaled R$2,703 million. 163.6. State whether, in the past three years, dividends were declared in retained earnings or reserves were recognized in prior years Dividends and interest on capital declared and paid out in the fiscal year of 2018 based on the 2017 income, using Revenue Reserves, totaled R$6,313 million and R$6,231million, respectively. Interest on capital declared and paid out in the fiscal year of 2017 based on the 2016 income, using Revenue Reserves, totaleded R$5,050 million. Interest on capital declared and paid out in the fiscal year of 2016 based on the 2015 income, using Revenue Reserves, totaled R$2,703 million. 16

3 3..7 7.. IIn n a a t ta abl ble e,, pl ple ea as se e de des sc cr riibe be t the he iis ss sue uer r’’s s iinde ndebt bte edne dnes ss s r ra at tiio, o, iindi ndic ca at tiing: ng: a a.. s sum um of of c cur urr re ent nt a and nd non non- -c cur urr re ent nt lliia abi billiit tiie es s; ; b. b. iinde ndebt bte edne dnes ss s r ra at tiio o ( (c cur urr re ent nt pl plus us non non- -c cur urr re ent nt lliia abi billiit tiie es s,, di div viide ded d by by s st toc ock khol holde der rs s'' e equi quit ty y) ); ; c c.. iif f t the he iis ss sue uer r s so o w wiis she hes s,, a anot nothe her r iinde ndebt bte edne dnes ss s r ra at tiio, o, iindi ndic ca at tiing: ng: ii.. tth he e m me etth ho od d u us se ed d tto o c ca allc cu ulla atte e tth he e r ra attiio o;; iiii.. tth he e r re ea as so on n w wh hy y tth he e iis ss su ue er r u un nd de er rs stta an nd ds s tth ha att tth hiis s r ra attiio o iis s a ap pp pr ro op pr riia atte e ffo or r tth he e c co or rr re ec ctt u un nd de er rs stta an nd diin ng g o off iitts s ffiin na an nc ciia all p po os siittiio on n a an nd d iin nd de eb btte ed dn ne es ss s lle ev ve ell 2018 2018 2017 2017 2016 2016 a a.. s su um m o off c cu ur rr re en ntt a an nd d n no on n- -c cu ur rr re en ntt lliia ab biilliittiie es s ( (iin n R R$ $) ) 1 1.4 .40 02 2.3 .33 30 0.9 .96 62 2.0 .00 00 0 1 1..2 29 91 1..8 88 83 3..4 40 08 8..0 00 00 0 1 1..2 21 18 8..9 93 30 0..2 29 92 2..0 00 00 0 b b.. iin nd de eb btte ed dn ne es ss s r ra attiio o ( (c cu ur rr re en ntt p pllu us s n no on nc cu ur rr re en ntt lliia ab biilliittiie es s,, d diiv viid de ed d b by y s stto oc ck kh ho olld de er rs s'' 9 9,3 ,32 2 8 8,9 ,95 5 9 9,2 ,21 1 e eq qu uiitty y) ) ( (% %) ) c c.. iiff tth he e iis ss su ue er r s so o w wiis sh he es s,, a an no otth he er r iin nd de eb btte ed dn ne es ss s r ra attiio o,, iin nd diic ca attiin ng g:: - - - - - - ii.. tth he e m me etth ho od d u us se ed d tto o c ca allc cu ulla atte e tth he e r ra attiio o - - - - - - iiii.. tth he e r re ea as so on n w wh hy y tth he e iis ss su ue er r u un nd de er rs stta an nd ds s tth ha att tth hiis s r ra attiio o iis s a ap pp pr ro op pr riia atte e ffo or r tth he e - - - - c co or rr re ec ctt u un nd de er rs stta an nd diin ng g o off iitts s ffiin na an nc ciia all p po os siittiio on n a an nd d iin nd de eb btte ed dn ne es ss s lle ev ve ell - - 173 3..7 7.. IIn n a a t ta abl ble e,, pl ple ea as se e de des sc cr riibe be t the he iis ss sue uer r’’s s iinde ndebt bte edne dnes ss s r ra at tiio, o, iindi ndic ca at tiing: ng: a a.. s sum um of of c cur urr re ent nt a and nd non non- -c cur urr re ent nt lliia abi billiit tiie es s; ; b. b. iinde ndebt bte edne dnes ss s r ra at tiio o ( (c cur urr re ent nt pl plus us non non- -c cur urr re ent nt lliia abi billiit tiie es s,, di div viide ded d by by s st toc ock khol holde der rs s'' e equi quit ty y) ); ; c c.. iif f t the he iis ss sue uer r s so o w wiis she hes s,, a anot nothe her r iinde ndebt bte edne dnes ss s r ra at tiio, o, iindi ndic ca at tiing: ng: ii.. tth he e m me etth ho od d u us se ed d tto o c ca allc cu ulla atte e tth he e r ra attiio o;; iiii.. tth he e r re ea as so on n w wh hy y tth he e iis ss su ue er r u un nd de er rs stta an nd ds s tth ha att tth hiis s r ra attiio o iis s a ap pp pr ro op pr riia atte e ffo or r tth he e c co or rr re ec ctt u un nd de er rs stta an nd diin ng g o off iitts s ffiin na an nc ciia all p po os siittiio on n a an nd d iin nd de eb btte ed dn ne es ss s lle ev ve ell 2018 2018 2017 2017 2016 2016 a a.. s su um m o off c cu ur rr re en ntt a an nd d n no on n- -c cu ur rr re en ntt lliia ab biilliittiie es s ( (iin n R R$ $) ) 1 1.4 .40 02 2.3 .33 30 0.9 .96 62 2.0 .00 00 0 1 1..2 29 91 1..8 88 83 3..4 40 08 8..0 00 00 0 1 1..2 21 18 8..9 93 30 0..2 29 92 2..0 00 00 0 b b.. iin nd de eb btte ed dn ne es ss s r ra attiio o ( (c cu ur rr re en ntt p pllu us s n no on nc cu ur rr re en ntt lliia ab biilliittiie es s,, d diiv viid de ed d b by y s stto oc ck kh ho olld de er rs s'' 9 9,3 ,32 2 8 8,9 ,95 5 9 9,2 ,21 1 e eq qu uiitty y) ) ( (% %) ) c c.. iiff tth he e iis ss su ue er r s so o w wiis sh he es s,, a an no otth he er r iin nd de eb btte ed dn ne es ss s r ra attiio o,, iin nd diic ca attiin ng g:: - - - - - - ii.. tth he e m me etth ho od d u us se ed d tto o c ca allc cu ulla atte e tth he e r ra attiio o - - - - - - iiii.. tth he e r re ea as so on n w wh hy y tth he e iis ss su ue er r u un nd de er rs stta an nd ds s tth ha att tth hiis s r ra attiio o iis s a ap pp pr ro op pr riia atte e ffo or r tth he e - - - - c co or rr re ec ctt u un nd de er rs stta an nd diin ng g o off iitts s ffiin na an nc ciia all p po os siittiio on n a an nd d iin nd de eb btte ed dn ne es ss s lle ev ve ell - - 17

3.8. Liabilities by type and maturity [(1)]

(R$ million)

Type of debt	December 31, 2018				
	Less than one year	One to three years	Three to five years	More than five years	Total
Secured debts	**9.586**	**9.464**	**189**	**1**	**19.240**
Agribusiness credit notes	9.586	8.237	189	1	18.013
Mortgage notes	-	1.227	-	-	1.227
Unsecured debts	**651.467**	**132.620**	**161.780**	**57.198**	**1.003.065**
Securities sold under repurchase agreemen	271.521	22.780	18.097	17.839	330.237
Structured operations certificates	1.949	809	40	-	2.798
Deposits	307.832	37.277	109.011	9.304	463.424
Subordinated debt	343	13.016	22.478	13.476	49.313
Import and export financing	42.685	5.427	805	1.133	50.050
Financial bills	9.139	28.586	191	12	37.928
Real estate credit notes	6.465	3.017	64	-	9.546
Onlending - domestic	5.301	7.170	3.462	1.973	17.906
Foreign borrowings through securities	6.232	14.538	7.632	13.461	41.863
Total	**661.053**	**142.084**	**161.969**	**57.199**	**1.022.305**

(1) In accordance with consolidated financial statements under IFRS.

18

3.9. Supply other information that the issuer may deem relevant The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standards, except for items 3.5 and 3.6 that comply with BRGAAP accounting standards defined by the Central Bank of Brazil and CMN, since dividends are calculated based on the individual net income under BRGAAP. Additional information on item 3.4: Quoted from: · Law No. 6,404/76: http://www.normaslegais.com.br/legislacao/contabil/lei6404_1976.htm · Brazilian Corporate Law: http://www.planalto.gov.br/ccivil_03/LEIS/L6404consol.htm · Law No. 9,249/95: http://www2.camara.leg.br/legin/fed/lei/1995/lei-9249-26-dezembro-1995-349062- normaatualizada-pl.html · Bylaws: Investor Relations website: www.itau.com.br/investor-relations Itaú Unibanco > Corporate Governance > Rules and Policies · Material Fact - Payout: Investor Relations website: www.itau.com.br/investor-relations Announcements to the Market > Material Facts · CMN Resolution No. 4,193: https://www.bcb.gov.br/pre/normativos/busca/normativo.asp?tipo=res&ano=2013&numero=4193 193.9. Supply other information that the issuer may deem relevant The financial information presented in Item 3 (Selected Financial Information) adopts the IFRS accounting standards, except for items 3.5 and 3.6 that comply with BRGAAP accounting standards defined by the Central Bank of Brazil and CMN, since dividends are calculated based on the individual net income under BRGAAP. Additional information on item 3.4: Quoted from: · Law No. 6,404/76: http://www.normaslegais.com.br/legislacao/contabil/lei6404_1976.htm · Brazilian Corporate Law: http://www.planalto.gov.br/ccivil_03/LEIS/L6404consol.htm · Law No. 9,249/95: http://www2.camara.leg.br/legin/fed/lei/1995/lei-9249-26-dezembro-1995-349062- normaatualizada-pl.html · Bylaws: Investor Relations website: www.itau.com.br/investor-relations Itaú Unibanco > Corporate Governance > Rules and Policies · Material Fact - Payout: Investor Relations website: www.itau.com.br/investor-relations Announcements to the Market > Material Facts · CMN Resolution No. 4,193: https://www.bcb.gov.br/pre/normativos/busca/normativo.asp?tipo=res&ano=2013&numero=4193 19

ITEM 4. RISK FACTORS 4.1. Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and to investment in our securities. Should any of the events described in such risks occur, our business and financial condition, as well as the amount of investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and other information disclosed in this document. Other risks we currently deem immaterial or are not aware of may give rise to effects similar to those discussed above should they actually occur. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2018, approximately 19.3% of all our assets and 71.6% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay ours indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses in our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate. Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or COPOM, establishes the target base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument of monetary policy. The base interest rate is the 20ITEM 4. RISK FACTORS 4.1. Describe risk factors that may influence an investment decision, particularly those related to: This section addresses the risks we consider material to our business and to investment in our securities. Should any of the events described in such risks occur, our business and financial condition, as well as the amount of investments made in our securities, may be adversely affected. Accordingly, investors should carefully assess the risk factors described below and other information disclosed in this document. Other risks we currently deem immaterial or are not aware of may give rise to effects similar to those discussed above should they actually occur. a) The Issuer Credit risk factor We may incur losses associated with counterparty exposure risks, including the Brazilian federal government. We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2018, approximately 19.3% of all our assets and 71.6% of our securities portfolio were comprised of these public debt securities. We may incur losses if any of our counterparties fail to meet their contractual obligations, due to bankruptcy, lack of liquidity, operational failure or other reasons that are exclusively attributable to our counterparties. As an example, an eventual failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value could negatively affect our results in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in countries in which we operate. This counterparty risk may also arise from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Their failure to meet their contractual obligations may adversely affect our financial performance. A downgrade of our ratings may adversely affect our funding cost, our access to capital and debt markets, our liquidity and, as a result, our competitive position. Credit ratings represent the opinions of independent rating agencies regarding our ability to repay ours indebtedness, and affect the cost and other terms upon which we are able to obtain funding. Each of the rating agencies reviews its ratings and rating methodologies on a periodic basis and may decide on a grade change at any time, based on factors that affect our financial strength, such as liquidity, capitalization, asset quality and profitability. Under the criteria utilized by the rating agencies, ratings assigned to Brazilian financial institutions, including Itaú Unibanco are constrained by the grades assigned to the Brazilian sovereign. Events that are not subject to our control, such as economic or political crises, may lead to a downgrade of the Brazilian sovereign rating and a corresponding downgrade of the ratings assigned to Itaú Unibanco. Credit ratings are essential to our capability to raise capital and funding through the issuance of debt and to the cost of such financing. A downgrade or a potential downgrade in our credit ratings could have an adverse impact on our operations, income and risk weighting. This may affect net earnings, capital requirements and return on capital levels, causing a negative impact on our competitive position. Additionally, if our credit ratings were to be downgraded, rating trigger clauses in our financing agreements with other institutions could result in an immediate need to deliver additional collateral to counterparties or taking other actions under some of our derivative contracts, adversely affecting our interest margins and results of operations. Thus, a failure to maintain favorable ratings and outlooks can affect the cost and availability of our financing through the capital markets and other sources of financing, affecting our interest margins and capacity to operate. Changes or uncertainty in base interest rates could adversely affect us. A significant portion of our business is conducted in Brazil, where the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or COPOM, establishes the target base interest rate for the Brazilian banking system, and uses changes in this rate as an instrument of monetary policy. The base interest rate is the 20 benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded in the SELIC. In recent years, the SELIC rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2014, as a result of increased prospects of inflation and macroeconomic instability, COPOM increased the SELIC rate, reaching 11.75% as of December 31, 2014. The continued political instability in Brazil coupled with the sustained inflationary environment continued to be reflected in the SELIC rate, corresponding to an increased rate of 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. As of December 31, 2017 and September 30, 2018, the SELIC rate was 7.00% and 6.50%, respectively, reflecting a historical low. As of the date of this annual report, the SELIC rate was 6.50%. A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interest rates and other indices which are deemed to be “benchmarks” (including LIBOR and EURIBOR) are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011), or the Benchmarks Regulation. In particular, in 2017, the Chief Executive of the U.K. Financial Conduct Authority, or FCA announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconducts and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. 21benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded in the SELIC. In recent years, the SELIC rate, has fluctuated significantly reflecting the corresponding volatility in the macroeconomic scenario and inflationary environment. During 2014, as a result of increased prospects of inflation and macroeconomic instability, COPOM increased the SELIC rate, reaching 11.75% as of December 31, 2014. The continued political instability in Brazil coupled with the sustained inflationary environment continued to be reflected in the SELIC rate, corresponding to an increased rate of 14.25% and 13.75% as of December 31, 2015 and December 31, 2016, respectively. As of December 31, 2017 and September 30, 2018, the SELIC rate was 7.00% and 6.50%, respectively, reflecting a historical low. As of the date of this annual report, the SELIC rate was 6.50%. A significant portion of our income, expenses and liabilities is directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies. In addition, various interest rates and other indices which are deemed to be “benchmarks” (including LIBOR and EURIBOR) are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented, including the majority of the provisions of the EU Benchmark Regulation (Regulation (EU) 2016/1011), or the Benchmarks Regulation. In particular, in 2017, the Chief Executive of the U.K. Financial Conduct Authority, or FCA announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments, operational risks arising from the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes, and conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. Operational risk factor We face risks relating to our operations Operational risks, which may arise from errors in the performance of our processes, the conduct of our employees, instability, malfunction or outage of our IT system and infrastructure, or loss of business continuity, or comparable issues with respect to our vendors, may disrupt our businesses and lead to material losses. We face operational risk arising from errors, accidental or premeditated, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. The occurrence of any of these risks may adversely affect our business, financial results and reputations. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconducts and cyberattacks. Additionally, we rely on third-party services. All these factors may adversely affect us Due to the high volume of daily processing, we are dependent on technology and management of information, which exposes us to eventual unavailability of systems and infrastructure such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. We manage and store certain proprietary information and sensitive or confidential data relating to our clients and to our operations. We may be subject to breaches of the information technology systems we use for these purposes. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events outside of our control. Despite the contingency plans we have in place, our ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems. 21

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and non compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to non compliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms, by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and cyberattacks causing systems degradation or service unavailability that may result in business losses. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyberattacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are 22Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, regulatory fines, sanctions, interventions, reimbursements and other indemnity costs. Ethical misconduct and non compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation too, and could result in litigation, regulatory action and penalties. All of which may have a material adverse effect on our business, reputation and results of operations. Operational risk also includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to non compliance with laws and punitive damages to third parties arising from the activities undertaken by us. Additionally, we have essential other services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies. Impacts on the provision of these services, caused by these companies due to the lack of supply or the poor quality of the contracted services, can affect the conduct of our business as well as our clients. We also rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions as well as damage that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and reputational or financial harm. In addition, we may be required to report events related to cybersecurity issues, events where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms, by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential client and/or proprietary data by persons inside or outside of our organization, and cyberattacks causing systems degradation or service unavailability that may result in business losses. Although we have procedures and controls to safeguard our information technology systems and platforms, we are subject to cybersecurity risks. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We define cyberattack as any type of offensive maneuver employed by states, nations, individuals, groups or organizations that targets computer information systems, infrastructure, networks and/or personal devices, using varied means, such as denial of service, malware and phishing, for the purpose of stealing, altering or destroying a specific target by hacking into a technological susceptible system. Cyberattacks can range from the installation of viruses on a personal computer to attempts to destroy the infrastructure of entire nations. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as significant levels of liquid assets (including cash) as well as damage to our image, directly affecting our customers and partners. In addition, cyberattacks could give rise to the disabling of our information technology systems used to service our clients. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of client compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyberattacks against critical infrastructures of Brazil or of the other countries where we operate. Our information technology systems are 22 dependent on such critical infrastructure and any cyberattack against such critical infrastructure could negatively affect our ability to service our clients. In addition, according to the CMN Resolution No. 4,658, dated April 26, 2018, financial institutions must now follow new cyber risk management and cloud outsourcing requirements. Policies and action plans to prevent and respond to cybersecurity incidents must be in place by May 6, 2019, and fully compliant by December 31, 2021. Failure to comply with any of these new regulatory requirements could have an adverse effect on us. The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if it were unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview—Regulatory Environment” for further details. Unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other 23dependent on such critical infrastructure and any cyberattack against such critical infrastructure could negatively affect our ability to service our clients. In addition, according to the CMN Resolution No. 4,658, dated April 26, 2018, financial institutions must now follow new cyber risk management and cloud outsourcing requirements. Policies and action plans to prevent and respond to cybersecurity incidents must be in place by May 6, 2019, and fully compliant by December 31, 2021. Failure to comply with any of these new regulatory requirements could have an adverse effect on us. The loss of senior management, or our ability to attract and maintain key personnel, could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management. The loss of some of the members of our senior management, or our inability to maintain and attract additional personnel, could have a material adverse effect on our operations and our ability to implement our strategy. Our performance and success are largely dependent on the talents and efforts of highly skilled individuals. Talent attraction and retention is one of the key pillars for supporting the results of our organization, which is focused on client satisfaction and sustainable performance. Our ability to attract, develop, motivate and retain the right number of appropriately qualified people is critical to our performance and ability to thrive globally. Concurrently, we face the challenge to provide a new experience to employees, so that we are able to attract and retain highly-qualified professionals who value environments offering equal opportunities and who wish to build up their careers in dynamic, cooperative workplaces, which encourage diversity and meritocracy and are up to date with new work models. Also, our current business scenario demands not only a careful look at traditional careers, but also at new career paths that are indispensable for our future. Our performance could be adversely affected if it were unable to attract, retain and motivate key talent. As we are highly dependent on the technical skills of our personnel, including successors to crucial leadership positions, as well as their relationships with clients, the loss of key components of our workforce could make it difficult to compete, grow and manage the business. A loss of such expertise could adversely affect our financial performance, future prospects and competitive position. Misconduct of our employees or representatives may adversely affect us. Our business is based on institutional principles (“Our Way”), among which are “it’s only good for us if it’s good for the client” and “ethics are non-negotiable”. However, part of the customer relationship depends on direct interaction with our employees or representatives. We cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. Deviations in behavior such as inappropriate sales practices and improper use of information may occur. These risks can give rise to customer attrition, need of compensation or reimbursements, litigation and, according to its extension, may expose the institution to reputation risk, financial and credibility losses with the market and regulators. We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us. We are subject to Brazilian anticorruption legislation, and similarly-focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation (mainly Brazilian Law No. 12,846/2013 – Lei Anticorrupção Brasileira), require us, among other things, the maintenance of policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See “Item 4B. Business Overview—Regulatory Environment” for further details. Unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other 23 persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: • political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; • more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; • difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently. As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk fator We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market risk factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio. 24persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units. We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: • political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; • more restrictive or inconsistent government regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; • difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently. As we expand into these and additional markets these risks could be more significant and have the potential to have an adverse impact on us. Liquidity risk fator We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding may be impacted by a number of factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among others. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may find ourselves obliged to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant negative goodwill on assets, which will impact the bank’s results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding. Market risk factor The value of our securities and derivatives is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses. Market risk is the risk of losses due to movements in financial market prices. The securities and derivative financial instruments in our portfolio may cause us to record gains and losses, when sold or marked to market (in the case of trading securities), and may fluctuate considerably from period to period due to domestic and international economic conditions. In addition, we may incur losses from fluctuations in the market value of positions held, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment portfolio may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods. We may not successfully realize the appreciation or depreciation now existing in our consolidated investment portfolio or in any assets of such portfolio. 24

Market risk factor (hedging) Our hedge strategy may not be able to prevent losses We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. Underwriting Risk Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an 25 Market risk factor (hedging) Our hedge strategy may not be able to prevent losses We use diverse instruments and strategies to hedge our exposures to a number of risks associated with our business, but we may incur losses if such hedges are not effective. We may not be able to hedge our positions, or do so only partially, or we may not have the desired effectiveness to mitigate our exposure to the diverse risks and market in which we are involved. Any of these scenarios may adversely affect our business and financial results. Underwriting Risk Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us. Our insurance and pension plan subsidiaries establish prices and calculations for our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Management Risk Factor Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses. Our risk management methods, procedures and policies, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures. These risk exposures, for example, could arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and on our ability to build these risks into our pricing policies. We recognize an 25 allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. Strategy Risk Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational Risk Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as non compliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects. 26allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. Strategy Risk Our business strategy may not provide us the results we expect. Our strategy and challenges are determined by management based on related assumptions, such as the future economic environment, and the regulatory, political and social scenarios in the regions in which we operate. These assumptions are subject to inaccuracies and risks that might not be identified or anticipated. Accordingly, the results and consequences arising from any possible inaccurate assumptions may compromise our capacity to fully or partially implement strategies, as well as to achieve the results and benefits expected therefrom, which might give rise to financial losses and reduce the value creation to our stockholders. Additionally, factors beyond our control, such as, but not limited to, economic and market conditions, changes in laws and regulations and other risk factors stated in this annual report may make it difficult or impossible to implement fully or partially our business model and also our achieving the results and benefits expected from our business plan. Adverse changes to the political and economic scenario in Latin America may affect some of the challenges we have taken on, such as the internationalization of our business, since our strategy to strengthen our position in other countries is also dependent on the respective economic performance of these countries. The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us. As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in a number of mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further such transactions in the future. Until we have signed a definitive agreement, we usually do not comment publicly on possible acquisitions. When we do announce, our stock price may fall depending on the size of the acquisition. Even though we review the companies we plan to acquire, it is generally not viable for these reviews to be complete in all respects. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating systems, finance, accounting and personnel platforms, failure in diligence or the occurrence of unanticipated contingencies, as well as the breach of the transaction agreements by counterparties. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from such transactions in a timely manner, on a cost-effective basis or at all. There is also the risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to a corporate merger, consolidation or acquisition. If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, then we may be adversely affected. Reputational Risk Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. A number of factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as non compliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with clients, investors and the market in general. If we are unable, or are perceived unable, to properly address these issues we may be subject to penalties, fines, class actions, and regulatory investigations, among others. Damages to our reputation among clients, investors and other stakeholders may have a material adverse effect on our business, financial performance and prospects. 26

Social and Environmental Risk Financial Reporting Risks We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. Concentration Risk We face risks related to market concentration. Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency. We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations. Competition Risk We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among 27Social and Environmental Risk Financial Reporting Risks We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could have a material adverse effect on our operating results. In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. While we believe that these estimates and assumptions are reasonable under the circumstances, they are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, our reported operating results could be materially adversely affected. As a result of the inherent limitations in our disclosure and accounting controls, misstatements due to error or fraud may occur and not be detected. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports we file with or submit to the SEC under the Exchange Act is accumulated and communicated to management, recorded, processed summarized and reported within the time periods specified in SEC rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, including related accounting controls, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. In addition, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Any failure by us to maintain effective internal control over financial reporting may adversely affect investor confidence in our company and, as a result, the value of investments in our securities. We are required under the Sarbanes-Oxley Act of 2002 to furnish a report by our management on the effectiveness of our internal control over financial reporting and to include a report by our independent auditors attesting to such effectiveness. Any failure by us to maintain effective internal control over financial reporting could adversely affect our ability to report accurately our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent auditors determine that we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market prices of our shares and ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies subject to SEC regulation, also could restrict our future access to the capital markets. Concentration Risk We face risks related to market concentration. Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency. We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations. Competition Risk We face risks associated with the increasingly competitive environment, and recent consolidations in the Brazilian banking industry, as well as competition based on technological alternatives to traditional banking services. The Brazilian market for financial and banking services is highly competitive. We face significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the banking industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased as a result of recent consolidations among 27 financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. We are in a dominant position (holding 20% or more interest) in some Brazilian banking markets and, therefore, we are subject to the Brazilian antitrust regulation (Law No. 12,529/11), which addresses, among other matters, violation of the economic order. Accordingly, we are subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the U.S. (Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union) antitrust legislations. Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy Risk Our controlling stockholder has the ability to direct our business. As of December 31, 2018, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided. c) Its stockholders Risk Factors for ADS Holders The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. 28financial institutions in Brazil and of regulations that increase the ability of clients to switch business between financial institutions. Furthermore, digital technologies are changing the ways customers access banking services and the competitive environment with respect to such services. The use of digital channels has risen steadily over the past few years. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional banking services. If we are not successfully able to compete with these disruptive business models and markets, we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on banking and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. We are in a dominant position (holding 20% or more interest) in some Brazilian banking markets and, therefore, we are subject to the Brazilian antitrust regulation (Law No. 12,529/11), which addresses, among other matters, violation of the economic order. Accordingly, we are subject to penalties from Brazilian antitrust authorities, especially administrative fines and divestiture of assets. Additionally, we are subject to the antitrust legislation in the jurisdictions where we operate, such as the U.S. (Clayton Antitrust Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union) antitrust legislations. Consequently, we cannot assure that Brazilian and foreign antitrust regulations will not affect our business in the future. b) Its parent company, direct or indirect, or control group Strategy Risk Our controlling stockholder has the ability to direct our business. As of December 31, 2018, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of dividends. In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. In addition, some of our directors are affiliated with IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. To the extent that these and other conflicting interests exist, our stockholders will depend on our directors duly exercising their fiduciary duties as members of our Board of Directors. Notwithstanding, according to Brazilian Corporation Law the controlling stockholders should always vote in the interest of the Company. In addition, they are prohibited from voting in cases of conflict of interest in the matter to be decided. c) Its stockholders Risk Factors for ADS Holders The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor’s ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. 28

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (E.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable. The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE- Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1. 29According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes. If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank of Brazil either as (i) a Foreign Direct Investment, subject to Law No. 4131/62, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a Foreign Investment in Portfolio, subject to Resolution CMN No. 4373/14, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio). The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (E.g. RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable. The tax treatment for the remittance of dividends and distributions on, and the proceeds from any sale of, our preferred shares is less favorable in case a holder of preferred shares obtains the RDE-IED instead of the RDE- Portfolio. In addition, if a holder of preferred shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. d) Its subsidiary and affiliated companies As we are a holding company, the risk factors that may influence the decision to invest in our securities arise essentially from the risk factors to which our subsidiary and affiliated companies are exposed, as described in Item 4.1. 29

e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. f) Its clients Credit risk factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control. For example, in the early part of this decade, Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio. In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic risk factor International Scenario Changes in economic conditions may adversely affect us. Our operations are dependent upon the performance of the economies of the countries in which we do business, Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations. 30e) Its suppliers Operational risk factor Some factors include events that are fully or partially beyond our control, such as power outages, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers). We have an ongoing supplier assessment process that mitigates the risk of interruption of the provision of services and materials and of situations that may impact the bank’s image. f) Its clients Credit risk factor Past performance of our loan portfolio may not be indicative of future performance, changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control. For example, in the early part of this decade, Brazilian banks increased their loan portfolio to consumers, particularly in the automotive sector. However, this increased demand for vehicle loans has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. As a result, many financial institutions recorded higher loan losses due to an increased volume of provisions and a decrease in loans for vehicle acquisition. Any changes affecting any of the sectors to which we have significant lending exposure, and changes in the value of the collateral securing our loans, may result in a reduction in the value we realize from collateral and in our loan portfolio. Consequentially, it may have an adverse impact on our results of operations and financial condition and it could also adversely affect the growth rate and the mix of our loan portfolio. In addition, if we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations. g) Economic sectors in which the issuer operates Macroeconomic risk factor International Scenario Changes in economic conditions may adversely affect us. Our operations are dependent upon the performance of the economies of the countries in which we do business, Latin American countries in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and have a negative impact on our operations. 30

The demand for credit and financial services, as well as our clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the economies of countries in which we do business, Latin American countries in particular, may affect our operations. The disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase in the risk associated with our lending activity. The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. Political uncertainty continues to pose a significant risk to the global economic scenario, particularly the possibility of a trade war between the U.S. and China. In the Eurozone, the United Kingdom’s Brexit negotiations and Italy’s fiscal sustainability are risks to financial stability. Crises in these countries may decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. We are exposed to certain risks that are particular to emerging and other markets In conducting our businesses in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade sovereign in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. Thus, crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. Domestic Scenario Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, gross domestic product, or GDP, decreased by 3.3% and improved to 1.1% in 2017. In the year ended December 31, 2018, GDP expanded by 1.1%. Growth was impacted by high interest rates, low commodities prices, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non- financial corporations and, therefore, have a material adverse effect on us. 31The demand for credit and financial services, as well as our clients’ ability to pay, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Therefore, any significant change in the economies of countries in which we do business, Latin American countries in particular, may affect our operations. The disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of equity securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non-performing loan operations, resulting in an increase in the risk associated with our lending activity. The economic and market conditions of other countries, including the United States, countries of the European Union, and emerging markets, may affect the credit availability and the volume of foreign investments in Brazil and in the countries in which we do business, to varying degrees. Political uncertainty continues to pose a significant risk to the global economic scenario, particularly the possibility of a trade war between the U.S. and China. In the Eurozone, the United Kingdom’s Brexit negotiations and Italy’s fiscal sustainability are risks to financial stability. Crises in these countries may decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. We are exposed to certain risks that are particular to emerging and other markets In conducting our businesses in Brazil, as well as other emerging markets, we are subject to political, economic, legal, operational and other risks that are inherent to operating in these countries. Banks that operate in countries considered to be emerging markets, including ours, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which may have a material adverse impact on their operations. In particular, the availability of credit to financial institutions operating in emerging markets is significantly influenced by an aversion to global risk. In addition, any factor impacting investors’ confidence, such as a downgrade sovereign in credit ratings, since the ratings of financial institutions, including ours, tend to be subject to a ceiling based on the sovereign credit rating, or an intervention by a government or monetary authority in one of such markets, may affect the price or availability of resources for financial institutions in any of these markets, which may affect us. Thus, crises in these countries may decrease investors’ interest in Brazilian assets, which may materially and adversely affect the market price of our securities, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future. Global financial crises, in addition to the Brazilian macroeconomic environment, may also affect in a material and adverse way the market price of securities of Brazilian issuers or lead to other negative effects in Brazil and in the countries in which we operate and have a material adverse effect on us. Domestic Scenario Brazilian authorities exercise influence over the Brazilian economy. Changes in fiscal, monetary and foreign exchange policies as well as a deterioration of government fiscal accounts, may adversely affect us. Our operations are highly dependent upon the performance of the Brazilian economy. The demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. After a period of accelerated economic expansion, Brazil’s growth rates began to slow down in 2011 and by 2015 the country was in recession. In 2016, gross domestic product, or GDP, decreased by 3.3% and improved to 1.1% in 2017. In the year ended December 31, 2018, GDP expanded by 1.1%. Growth was impacted by high interest rates, low commodities prices, and high corporate leverage. In the long term, growth may be limited by a number of factors, including structural factors, such as inadequate infrastructure, which entail risks of potential energy shortages and deficiencies in the transportation sector, among others, and lack of qualified professionals, which can reduce the country’s productivity and efficiency levels. Low levels of national savings require relatively large financial flows from abroad, which may falter if political and fiscal instability is perceived by foreign investors. Depending on their intensity, these factors could lead to decreasing employment rates and to lower income and consumption levels, which could result in increased default rates on loans we grant for individuals and non- financial corporations and, therefore, have a material adverse effect on us. 31

Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay and, consequently, affecting us. On October 28, 2018, Jair Bolsonaro was elected as the new President in the Brazilian national elections. A new Congress was also elected in October 2018. The new President took office on January 1, 2019 and the new members of Congress took office in February 2019. The new government’s main challenge is to approve the pivotal reforms to the economy. In Brazil, unlike other countries, many issues demand changing the Constitution, hence, a support of 3/5 of deputies and senators. This is the case, for example, for setting a minimum age for retirement, the main measure in the social security reform. The new government has not formed a formal coalition of parties that achieve this majority and may have a learning curve when dealing with Congress. If the social security reform is not approved, the deterioration of the Brazilian government fiscal accounts would continue and it could generate a loss of confidence by local and foreign investors. Fiscal The Brazilian primary public budget result has been in deficit since 2014. If the deterioration of the Brazilian government fiscal accounts continues, it could generate a loss of confidence by local and foreign investors. Regional governments are also facing fiscal concerns due to their high debt burden, declining revenues and inflexible expenditures. The Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years (beginning in 2017). In the short term, the spotlight will remain on fiscal reforms that are critical for achieving future compliance with the spending limit. A pivotal social security reform proposal was presented for the vote of Congress in February 2019 and the new government affirmed that it will try to approve such proposal in 2019. Diminished confidence in the Brazilian government’s fiscal circumstances could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest, or SELIC, rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs. In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee, or COPOM, was created on June 20, 1996 and is responsible for setting the SELIC interest rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. In March 2018, the SELIC rate reached 6.50% where it currently remains, despite foreign exchange shocks and the truck drivers stoppage that temporarily affected inflation. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the current stability of the SELIC at historically low levels. Foreign Exchange Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate. Instability in foreign exchange rates could negatively impact our business. A potential depreciation 32Brazilian authorities intervene from time to time in the Brazilian economy, through changes in fiscal, monetary, and foreign exchange policies, which may adversely affect us. These changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our client’s ability to pay and, consequently, affecting us. On October 28, 2018, Jair Bolsonaro was elected as the new President in the Brazilian national elections. A new Congress was also elected in October 2018. The new President took office on January 1, 2019 and the new members of Congress took office in February 2019. The new government’s main challenge is to approve the pivotal reforms to the economy. In Brazil, unlike other countries, many issues demand changing the Constitution, hence, a support of 3/5 of deputies and senators. This is the case, for example, for setting a minimum age for retirement, the main measure in the social security reform. The new government has not formed a formal coalition of parties that achieve this majority and may have a learning curve when dealing with Congress. If the social security reform is not approved, the deterioration of the Brazilian government fiscal accounts would continue and it could generate a loss of confidence by local and foreign investors. Fiscal The Brazilian primary public budget result has been in deficit since 2014. If the deterioration of the Brazilian government fiscal accounts continues, it could generate a loss of confidence by local and foreign investors. Regional governments are also facing fiscal concerns due to their high debt burden, declining revenues and inflexible expenditures. The Brazilian Congress approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years (beginning in 2017). In the short term, the spotlight will remain on fiscal reforms that are critical for achieving future compliance with the spending limit. A pivotal social security reform proposal was presented for the vote of Congress in February 2019 and the new government affirmed that it will try to approve such proposal in 2019. Diminished confidence in the Brazilian government’s fiscal circumstances could lead to the downgrading of the Brazilian sovereign debt by credit rating agencies, and negatively impact the local economy, causing a depreciation of the Brazilian real, an increase in inflation and interest rates and a deceleration of economic growth, thus adversely affecting our business, results of operations and financial condition. Monetary Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in the short-term interest, or SELIC, rate, resulting in restrictions on credit and short-term liquidity, which may have a material adverse effect on us. Changes in interest rates may have a material effect on our net margins, since they impact our funding and credit granting costs. In addition, increases in the SELIC interest rate could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in the SELIC interest rate could reduce our gains from interest-bearing assets, as well as our net margins. The Central Bank’s Monetary Policy Committee, or COPOM, was created on June 20, 1996 and is responsible for setting the SELIC interest rate. The COPOM meets eight times a year, every 45 days. The aim in creating the COPOM was to enhance monetary policy transparency and confer adequate regularity to the monetary policy decision-making process. Currently, many central banks around the world follow similar procedures, facilitating the decision-making process, monetary policy transparency and communication with the public. After reaching 14.25% per annum at the end of 2015, the Central Bank began to cut interest rates in October 2016. In March 2018, the SELIC rate reached 6.50% where it currently remains, despite foreign exchange shocks and the truck drivers stoppage that temporarily affected inflation. The widespread decline in inflation, due to the high level of idle capacity in the Brazilian economy, as well as anchored inflation expectations have resulted in the current stability of the SELIC at historically low levels. Foreign Exchange Brazil has a floating foreign exchange rate system, pursuant to which the market establishes the value of the Brazilian real in relation to foreign currencies. However, the Central Bank may intervene in the purchase or sale of foreign currencies for the purpose of easing variations and reducing volatility of the foreign exchange rate. In spite of those interventions, the foreign exchange rate may significantly fluctuate. In addition, in some cases, interventions made with the purpose of avoiding sharp fluctuations in the value of the Brazilian real in relation to other currencies may have the opposite effect, leading to an increase in the volatility of the applicable foreign exchange rate. Instability in foreign exchange rates could negatively impact our business. A potential depreciation 32 of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. All these changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay. Uncertainty regarding future economic policies may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us. To summarize, any significant change in the Brazilian economy may affect our operations. Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice, or DOJ, the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, private banking vehicle of Itau in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau´s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. 33of the Brazilian real could result in (i) losses on our liabilities denominated in or indexed to foreign currencies; (ii) a decrease in our ability to pay for obligations denominated in or indexed to foreign currencies, as it would be more costly for us to obtain the foreign currency required to meet such obligations; (iii) a decrease in the ability of our Brazilian borrowers to pay us for debts denominated in or indexed to foreign currencies; and (iv) negative effects on the market price of our securities portfolio. On the other hand, an appreciation of the Brazilian real could cause us to incur losses on assets denominated in or indexed to foreign currencies. All these changes may impact variables that are crucial for our growth strategy (such as foreign exchange and interest rates, liquidity in the currency market, tax burden, and economic growth), thus limiting our operations in certain markets, affecting our liquidity and our clients’ ability to pay. Uncertainty regarding future economic policies may, in the future, contribute to an increase in the volatility of the Brazilian capital markets, which, in turn, may have an adverse impact on us. Other political, diplomatic, social and economic developments in Brazil and abroad that affect Brazil may also affect us. To summarize, any significant change in the Brazilian economy may affect our operations. Ongoing high profile anti-corruption investigations in Brazil may affect the perception of Brazil and domestic growth prospects. Certain relevant Brazilian companies in the energy, infrastructure and oil and gas sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice, or DOJ, the Brazilian Federal Police and other Brazilian public entities who are responsible for corruption and cartel investigations, in connection with corruption allegations (so called Lava Jato investigations) and, depending on the outcome of such investigations and the time it takes to conclude them, they may face (as some of them already faced) downgrades from credit rating agencies, experience (as some of them already experienced) funding restrictions and have (as some of them already had) a reduction in revenues, among other negative effects. Such negative effects may hinder the ability of those companies to timely honor their financial obligations bringing loses to us as a number of them are our clients. The companies involved in the Lava Jato investigations, a number of which are our clients, may also be (as some of them already have been) prosecuted by investors on the grounds that they were misled by the information released to them, including their financial statements. Moreover, the current corruption investigations have contributed to reduce the value of the securities of several companies. The investment banks (including Itau BBA Securities in NY) that acted as underwriters on public distributions of securities of such investigated companies, and Banco Itau International, private banking vehicle of Itau in Miami, were in the recent past also parties to certain related lawsuits in the U.S., that were either settled or dismissed, and may be parties to other legal proceedings yet to be filed. We cannot predict how long the corruption investigations may continue, or how significant the effects of the corruption investigations may be for the Brazilian economy and for the financial sector that may be investigated for the commercial relationships it may have held with companies and persons involved in Lava Jato investigations. Another high profile investigation, besides Lava Jato, ongoing in Brazil is the so-called Zelotes operation. If the allegations of such investigations are confirmed they may also affect some of our clients and their credit trustworthiness. In March 2016, the Brazilian Internal Revenue Services, or Brazilian IRS, summoned us to account for certain tax proceedings related to BankBoston Brazil which came under investigation in relation to the Zelotes operations. We acquired BankBoston Brazil’s operation from Bank of America in 2006. On December 1, 2016, the Brazilian Federal Police conducted searches at Itaú Unibanco’s premises, to look for documents related to those proceedings, and documents related to payments made to lawyers and consultants that acted on those proceedings. We clarify that the agreement with Bank of America for the acquisition of BankBoston Brazil’s operations included a provision whereby the seller would remain liable and responsible for the conduct of BankBoston’s tax proceedings, including with regard to the retention of lawyers and consultants. Therefore, according to such agreement, any and all payments made by Itaú Unibanco to lawyers and consultants were made strictly on behalf of Bank of America. On July 2017, the Brazilian Federal Public Prosecutor indicted some lawyers and public agents regarding this case, based on their potential participation on the scheme. None of them was Itau´s employees or executives. We remain fully available and will cooperate with the authorities should any further clarification be needed. After reviewing our control procedures and our monitoring systems, we believe we are in compliance with the existing standards, especially related to anti-money laundering standards; notwithstanding, due to the size and breadth of our operations and our commercial relationship with investigated companies or persons, and due to the several banks, both publicly and privately owned, that Itaú Unibanco acquired throughout the last fifteen years, we may also come within the scope of investigations, which may ultimately result in reputational damage, civil or criminal liability. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may also lead to lower economic growth. 33

h) Regulation of the sectors in which the issuer operates Banking regulation risk factor We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Please see “Item 4B. Business Overview—Regulatory Environment—Basel III Framework—Implementation of Basel III in Brazil” for further details about regulatory capital requirements. Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. Another example is the proposed Private Security Statute that may prohibit foreign capital and participation of financial institutions in cash in transit companies and, as such, limit the number of possible suppliers (security is a relevant part of operating costs). In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hour armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a 34h) Regulation of the sectors in which the issuer operates Banking regulation risk factor We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We operate in a number of credit and financial services related sectors through entities under our control. For purposes of regulation and supervision, the Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process. Changes in applicable law or regulations may have a material adverse effect on our business. Changes in the law or regulations applicable to financial institutions in Brazil may affect our ability to grant loans and collect debts in arrears, which may have an adverse effect on us. Our operations could also be adversely affected by other changes, including with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. In the context of economic or financial crises, the Brazilian government may also decide to implement changes to the legal framework applicable to the operation of Brazilian financial institutions. For example, in response to the global financial crisis which began in late 2007, Brazilian national and intergovernmental regulatory entities, such as the BCBS, proposed regulatory reforms aiming to prevent the recurrence of similar crises, which included a new requirement to increase the minimum regulatory capital (Basel III). Please see “Item 4B. Business Overview—Regulatory Environment—Basel III Framework—Implementation of Basel III in Brazil” for further details about regulatory capital requirements. Moreover, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing certain difficulties for the collection of amounts from final consumers. Another example is the proposed Private Security Statute that may prohibit foreign capital and participation of financial institutions in cash in transit companies and, as such, limit the number of possible suppliers (security is a relevant part of operating costs). In addition, local or state legislatures may from time to time consider bills intending to impose security measures and standards for customer services, such as setting branch opening hours, requiring 24 hour armed guard personnel and specifications on ATM functioning, among others, that, if signed into law, could affect our operations. More recently, certain bills have passed (and others were proposed) in certain Brazilian states or municipalities that affect our ability to evaluate credit risk and collect outstanding debts. For example, legislators often impose, or aim to impose, restrictions on the ability of creditors to include the information about insolvent debtors in the records of credit protection bureaus. These types of restrictions could also adversely affect our ability to collect outstanding credit. We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. Compulsory deposits are reserves that financial institutions are required to maintain with the Central Bank. Compulsory deposits generally do not provide the same returns as other investments and deposits because a 34 portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Our insurance operation is subject to regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In additional, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. In this sense, our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above. The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our insured policyholders. Capital Market and Tax Regulations Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS. Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. For further details about CMN’s capital requirements and dividends and interest on capital see “Note 2.4 – Summary of Main Accounting Practices, q) Dividends and Interest on Capital” and “Note 19 – Stockholders’ Equity” to our audited consolidated financial statements. 35portion of these compulsory deposits does not bear interest; instead, these funds must be held in Brazilian federal government securities and used to finance government programs, including a federal housing program and rural sector subsidies. The Central Bank has periodically changed the minimum level of compulsory deposits reserves that financial institutions are required to maintain with the Central Bank. Insurance Regulations Our insurance operation is subject to regulatory agencies, such as SUSEP and ANS. Therefore, we may be affected negatively by the penalties applied by such regulators. Insurance companies are subject to SUSEP intervention and/or liquidation. In case of insufficient resources, technical reserves, or poor economic health with respect to a regulated entity, SUSEP may appoint an inspector to act within the relevant company. If such intervention does not remedy the issue, SUSEP will forward to CNSP a proposal to withdraw the applicable insurance license. In additional, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities as set in Law. Health insurance companies are subject to ANS regulations. With respect to companies that are deemed to have financial imbalances or serious economic, financial or administrative irregularities, ANS may order the disposal of the applicable health insurance company’s portfolio, or take other measures such as fiscal or technical direction regime for a period not exceeding 365 days, or extrajudicial liquidation. The penalties established for violations committed by health insurance companies and their directors and officers are: (i) warnings; (ii) pecuniary penalties; (iii) suspension of company’s activities; (iv) temporary disqualification for the exercise of management positions in health insurance companies; (v) permanent disqualification for the exercise of management positions in health insurance companies as well as in open private pension funds, insurance companies, insurance brokers and financial institutions; and (vi) the cancellation of the company’s authorization to operate and sale of its portfolio. In this sense, our insurance operation may be affected negatively by the penalties applied by SUSEP or ANS, as described above. The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our insured policyholders. Capital Market and Tax Regulations Holders of our shares and ADSs may not receive any dividends. Corporations in Brazil are legally required to pay their stockholders a minimum mandatory dividend at least on a yearly basis (except in specific cases provided for in applicable law). Our Bylaws determine that we must pay our stockholders at least 25% of our annual net income calculated and adjusted pursuant to Brazilian Corporate Law. Applicable Brazilian legislation also allows corporations to consider the amount of interest on shareholders’ equity distributed to their stockholders for purposes of calculating the minimum mandatory dividends. The calculation of net income pursuant to the Brazilian Corporate Law may significantly differ from our net income calculated under IFRS. Brazilian Corporate Law also allows the suspension of the payment of the mandatory dividends in any particular year if our Board of Directors informs our general stockholders’ meeting that such payment would be incompatible with our financial condition. Therefore, upon the occurrence of such event, the holders of our shares and ADSs may not receive any dividends. If this happens, the dividends that were not paid in the particular fiscal year shall be registered as a special reserve and, if not used to cover any losses of subsequent years, the amounts of unpaid dividends still available under such reserve shall be distributed when the financial condition of the corporation allows for such payment. Furthermore, pursuant to its regulatory powers provided under Brazilian law and banking regulations, the Central Bank may at its sole discretion reduce the dividends or determine that no dividends will be paid by a financial institution if such restriction is necessary to mitigate relevant risks to the Brazilian financial system or the financial institution. For further details about CMN’s capital requirements and dividends and interest on capital see “Note 2.4 – Summary of Main Accounting Practices, q) Dividends and Interest on Capital” and “Note 19 – Stockholders’ Equity” to our audited consolidated financial statements. 35

Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability. Litigation Risk Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018. The accession of the holders of savings accounts began in May 2018. However, it is not clear how many individuals will actually adhere to the agreement. As such, in the scenario of low adherence to the agreement and an eventual unfavorable judgment by the STF, the Brazilian banks may incur relevant costs, which could have an adverse effect on our financial position. We are currently concentrating efforts for adherence together with the judicial courts. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. 36Tax reforms may adversely affect our operations and profitability. The Brazilian government regularly amends tax laws and regulations, including by creating new taxes, which can be temporary, and changing tax rates, the basis on which taxes are assessed or the manner in which taxes are calculated, including in respect of tax rates applicable solely to the banking industry. Tax reforms may reduce the volume of our transactions, increase our costs or limit our profitability. Litigation Risk Unfavorable court decisions involving material amounts for which we have no or partial provisions or in the event that the losses estimated turn out to be significantly higher than the provisions made, may adversely affect our results and financial condition. As part of the ordinary course of our business, we are subject to, and party to various civil, tax and labor lawsuits, which involve financial risks. Our audited consolidated financial statements only include reserves for probable losses that can be reasonably estimated and eventual expenses that we incur in connection with litigation or administrative proceedings, or as otherwise required by Brazilian law. It is currently not possible to estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have reserves. In the event of unfavorable court decisions involving material amounts for which we have no or partial provisions, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions, may adversely affect our results and financial condition. Decisions on lawsuits due to government monetary stabilization plans may have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. Itaú Unibanco Holding is a defendant in lawsuits filed by individuals, as well as class actions filed by (i) consumer protection associations; and (ii) the public attorneys’ office (Ministério Público) on behalf of holders of savings accounts. In connection with these class actions, we established provisions upon service of the individual claim requiring the enforcement of a judgment handed down by the judiciary, using the same criteria used to determine the provisions of individual actions. The STF has issued a number of decisions in favor of the holders of savings accounts, but has not ruled regarding the constitutionality of economic plans and their applicability to savings accounts. Currently, the appeals on this issue are suspended by order of the STF, until there is a definitive decision by the STF regarding the constitutional issue. In December 2017, under the mediation of the Advocacia-Geral da União (or AGU), the representative entities of banks and the representative entities of holders of savings accounts entered into an agreement with the objective of ending the litigation related to economic plans against the Brazilian banks. The agreement establishes the conditions for the voluntary adhesion of the holders of savings accounts for the receiving of amounts and closure of processes. The agreement was ratified at a plenary session of the STF on March 1, 2018. The accession of the holders of savings accounts began in May 2018. However, it is not clear how many individuals will actually adhere to the agreement. As such, in the scenario of low adherence to the agreement and an eventual unfavorable judgment by the STF, the Brazilian banks may incur relevant costs, which could have an adverse effect on our financial position. We are currently concentrating efforts for adherence together with the judicial courts. Tax assessments may adversely affect us. As part of the normal course of business, we are subject to inspections by federal, municipal and state tax authorities. These inspections, arising from the divergence in the understanding of the application of tax laws may generate tax assessments which, depending on their results, may have an adverse effect on our financial results. Also due to such proceedings and for other reasons we may be thwarted by a court decision to pay dividends and other distributions to our shareholders. 36

i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. j) Environmental and social issues Social and Environmental Risk We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition we also understand social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities. For more information about our social and environmental risk management please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Social and Environmental Risk.”. Financial institutions are subject to specific guidelines about the management of social and environmental risks, due to CMN Resolution No. 4,327, as of April 25, 2014, that provided for the implementation by financial institutions of social and environmental responsibility policies containing certain minimum requirements. These rules also provide an obligation for registering environmental and social losses, analysis of the environmental risk in the approval of products and services, among other dispositions. Brazilian Central Bank is responsible for the inspection of the corresponding filings and information and for the implementation of the provisions of such regulation. We understand that environmental and social issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of significant environmental and social incidents. Environmental and social risks become more evident when we finance projects, where should there be environmental damage caused by projects in which we were involved with respect to the financing thereof, we could be deemed to be indirectly responsible for such damage and could consequently be held liable for certain damages. We also recognize that climate change is one of the major challenges for us, because climate events may affect our activities in our administrative buildings, network of branches and data processing centers and are taken into consideration for all geographical regions in which we operate in Brazil. Finally, we could suffer damage to our image and brand if we do not fully comply with voluntary commitments, such as in applying the Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor. 4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks. a) Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. b) Our market risk governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: 37i) Foreign countries in which the issuer operates The risk factors related to foreign countries that may influence the decision to invest in our securities are described in sub items (a), (g), and (h) of this item 4.1. j) Environmental and social issues Social and Environmental Risk We may incur financial losses and damages to our reputation from environmental and social risks. Environmental and social factors are considered one of the most relevant topics for the business, since they can affect the creation of shared value in the short, medium and long terms, from the standpoint of the organization and its main stakeholders. In addition we also understand social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of our activities. For more information about our social and environmental risk management please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Social and Environmental Risk.”. Financial institutions are subject to specific guidelines about the management of social and environmental risks, due to CMN Resolution No. 4,327, as of April 25, 2014, that provided for the implementation by financial institutions of social and environmental responsibility policies containing certain minimum requirements. These rules also provide an obligation for registering environmental and social losses, analysis of the environmental risk in the approval of products and services, among other dispositions. Brazilian Central Bank is responsible for the inspection of the corresponding filings and information and for the implementation of the provisions of such regulation. We understand that environmental and social issues may affect our activities and the revenue of our clients, causing delays in payments or default, especially in the case of significant environmental and social incidents. Environmental and social risks become more evident when we finance projects, where should there be environmental damage caused by projects in which we were involved with respect to the financing thereof, we could be deemed to be indirectly responsible for such damage and could consequently be held liable for certain damages. We also recognize that climate change is one of the major challenges for us, because climate events may affect our activities in our administrative buildings, network of branches and data processing centers and are taken into consideration for all geographical regions in which we operate in Brazil. Finally, we could suffer damage to our image and brand if we do not fully comply with voluntary commitments, such as in applying the Equator Principles, Principles for Responsible Investment and National Pact for the Eradication of Slave Labor. 4.2. Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed, including those related to foreign exchange and interest rate risks. a) Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. b) Our market risk governance Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: 37

· Political, economic and market conditions; · The profile of our portfolio; and · Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: · Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; · Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; · Increase transparency as to how the business works to optimize results; · Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. The liquidity risk control is done by an independent department of the business areas that is responsible for defining the composition of reserves, estimating the cash flow and the exposure to liquidity risk in different timeframes, as well as monitoring thresholds/minimum limits to absorb losses in stressul scenarios for each country where we operate. All activities are subject to verification by independent departments of validation, internal controls and auditing.Additionally, in compliance with the requirements of CMN and Central Bank regulations, we send to Central Bank the Liquidity Risk Statement (DRL) on a monthly basis and we periodically prepare and submit to the senior management the following items for monitoring and decisions support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and graphs that enable the monitoring of risk positions; · Cost evaluation and alternative sources of funding; and · Following up and monitoring of funding sources, considering type of counterparty and term, among other factors c) Our market risk procedures and metrics In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. 38· Political, economic and market conditions; · The profile of our portfolio; and · Capacity to act in specific markets. The key principles underlying our market risk control structure are as follows: · Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; · Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; · Increase transparency as to how the business works to optimize results; · Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure at a minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the Board of Directors guidelines, which are reviewed and approved by our Board of Directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. The liquidity risk control is done by an independent department of the business areas that is responsible for defining the composition of reserves, estimating the cash flow and the exposure to liquidity risk in different timeframes, as well as monitoring thresholds/minimum limits to absorb losses in stressul scenarios for each country where we operate. All activities are subject to verification by independent departments of validation, internal controls and auditing.Additionally, in compliance with the requirements of CMN and Central Bank regulations, we send to Central Bank the Liquidity Risk Statement (DRL) on a monthly basis and we periodically prepare and submit to the senior management the following items for monitoring and decisions support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and graphs that enable the monitoring of risk positions; · Cost evaluation and alternative sources of funding; and · Following up and monitoring of funding sources, considering type of counterparty and term, among other factors c) Our market risk procedures and metrics In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. 38

Our market risk framework categorizes transactions as part of either part of our trading book, orTrading Book, or our banking book, our Banking Book, in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: · Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; · Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given · period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market · value (mark to market); and Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in · simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. ‘ In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. VaR – Consolidado Itaú Unibanco Holding Our consolidated VaR is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&Ls—Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation. The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. 39Our market risk framework categorizes transactions as part of either part of our trading book, orTrading Book, or our banking book, our Banking Book, in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: · Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval; · Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios); Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given · period reach specified levels; Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market · value (mark to market); and Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the biggest risk in · simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility. ‘ In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include: • Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. VaR – Consolidado Itaú Unibanco Holding Our consolidated VaR is calculated through the Historical Simulation. The assumption underlying Historical Simulation is that the expected distribution for the possible gains and losses (P&Ls—Profit and Loss Statement) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, a full re-pricing is carried out (full valuation), without any potential simplifications in the calculation. The VaR is calculated with a confidence interval of 99%, a historical period of 4 years (1000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of 10 working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. As from the third quarter of 2016, we have been calculating VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. 39

Consolidaded VaR (Historical Simulation approach)(1)	Average	Minimum	Maximum	December 31, 2018	Average	Minimum	Maximum	December 31, 2017
				(In millions of R$)				
Group of Risk Factor								
Interest rate	851.4	720.0	1,042.9	898.4	721.0	583.6	1,311.9	764.7
Currencies	24.7	12.7	45.2	37.3	20.4	6.5	50.2	11.9
Equities	39.2	23.6	58.5	50.1	45.4	38.5	54.9	46.4
Commodities	1.6	0.6	3.1	1.0	1.5	0.7	4.0	0.8
Diversification effect(2)				(605.3)				(451.5)
Total	**399.3**	**294.7**	**603.6**	**381.5**	**409.9**	**304.8**	**874.0**	**372.3**

(1) Determined in local currency and converted into Brazilian *reais* at the closing price on the reporting date.
(2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2018, our average global VaR (Historical Simulation) was R$399.3 million, or 0.26% of our consolidated stockholders' equity as of December 31, 2018, compared to our average global VaR (Historical Simulation) of R$409.9 million as of December 31, 2017 or 0.28% of our consolidated stockholders' equity as of December 31, 2017.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$48.4 million as of December 31, 2018, compared to R$52.0 million as of December 31, 2017 and to R$38.6 million as of December 31, 2016.

Trading Book VaR(1)	Average	Minimum	Maximum	December 31, 2018	Average	Minimum	Maximum	December 31, 2017
			(In millions of R$)					
Group of Risk Factor								
Interest rate	38.2	13.8	130.0	20.0	52.8	13.8	100.4	58.3
Currencies	19.9	9.0	41.0	33.1	14.6	3.9	43.6	8.8
Equities	21.8	8.4	42.8	39.2	11.7	3.5	22.0	13.6
Commodities	1.6	0.8	3.1	1.0	1.3	0.3	4.0	0.8
Diversification effect(2)				(40.2)				(34.2)
Total	**48.4**	**21.9**	**115.7**	**53.1**	**52.0**	**15.3**	**102.8**	**47.3**

(1) Determined in local currency and converted into Brazilian *reais* at the closing price on the reporting date.
(2) Reduction of risk due to the combination of all risk factors.

Sensitivity Analyses (Trading and Banking Portfolios)

As required by Brazilian regulation, we conduct sensitivity analyses for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analyses of the Trading Portfolio and Banking Portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

40

Exposures		Trading Portfolio[1] December 31, 2018			Trading and Banking Portfolios[1] December 31, 2018		
Risk Factors	Risk of varitions in:	Scenario I	Scenario II	Scenario III	Scenario I	Scenario II	Scenario III
		(In thousands of R$)					
Interest Rate..........	Fixed Income Interest Rates in reais	(193)	(18,277)	(56,547)	(7,935)	(1,305,886)	(2,582,531)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	30	(8,951)	(31,199)	(1,595)	(245,172)	(477,888)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,015)	(185,640)	(451,796)	(5,308)	(198,514)	(476,063)
Price Index Linked.	Interest of Inflation coupon	(494)	(19,537)	(41,174)	(606)	(58,746)	(124,841)
TR	TR Linked Interest Rates	-	-	(1)	446	(96,086)	(227,634)
Equities	Prices of Equities	540	(23,026)	45,451	4,388	(117,695)	(143,886)
Other	Exposures that do not fall under the definitions above	(1)	(2,542)	(8,098)	63	6,282	11,175
Total........................		**(5,133)**	**(257,973)**	**(543,364)**	**(10,547)**	**(2,015,817)**	**(4,021,668)**

(1) Amounts net of tax effects.

- Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;
- Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and
- Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Interest Rate Sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our "CSRML" analyzes Itaú Unibanco Group's gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into:

- Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;

41

• Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The regulatory VaR model had one backtesting exception in the 250 business days ended December 31, 2018. 42• Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and • Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The regulatory VaR model had one backtesting exception in the 250 business days ended December 31, 2018. 42

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating: For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$752.33 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$150,466 million on December 31, 2018). Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case is dependent on the recognition of the unconstitutionality of legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results. Civil proceedings Case No. 2007.51.01.001894-7 nd a. Court: 22 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Appellate court – Court of Appeals of the State of Rio de Janeiro (TJRJ) c. Filing date: 02.05.2007 d. Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro, and Central Bank of Brazil. e. Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount) f. Main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A., is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj. 434.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating: For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$752.33 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$150,466 million on December 31, 2018). Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case is dependent on the recognition of the unconstitutionality of legislation in force. Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results. Civil proceedings Case No. 2007.51.01.001894-7 nd a. Court: 22 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) b. Jurisdiction: Appellate court – Court of Appeals of the State of Rio de Janeiro (TJRJ) c. Filing date: 02.05.2007 d. Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. (“Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro, and Central Bank of Brazil. e. Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount) f. Main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A., is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj. 43

Case No. 2005.70.00.027997-3 th a. Court: 6 Federal Court – Curitiba (State of Paraná) b. Jurisdiction: Federal Supreme Court (STF) c. Filing date: 10.13.2005 d. Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil, and Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount) f. Main facts: Plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the inaccurate evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. This action was challenged in court on the grounds that tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. This action was suspended. Closing arguments were submitted. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits. Case No. 2000.51.01.030509-7 nd a. Court: 2 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 11.21.2000 d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so- called B Account (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In this case, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”. 44Case No. 2005.70.00.027997-3 th a. Court: 6 Federal Court – Curitiba (State of Paraná) b. Jurisdiction: Federal Supreme Court (STF) c. Filing date: 10.13.2005 d. Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil, and Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount) f. Main facts: Plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the inaccurate evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. This action was challenged in court on the grounds that tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. This action was suspended. Closing arguments were submitted. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits. Case No. 2000.51.01.030509-7 nd a. Court: 2 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 11.21.2000 d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action involving aspects of Banerj's privatization process. The so- called B Account (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In this case, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account”. 44

Case No. 2003.51.01.028514-2 nd a. Court: 2 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 12.05.2003 d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action based on alleged administrative improbity involving some aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this case, plaintiffs claim there were undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992) driven by alleged administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 0003056-02.2003.8.26.0200 nd a. Court: 2 Civil Court of Itapira – State of São Paulo b. Jurisdiction: Appellate court - Appellate Court of the State of São Paulo (TJSP) c. Filing date: 08/06/2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco e. Amounts, assets or rights involved: R$8,575,468,355.88 (March 2019) f. Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted including interest in the same proportion as it had been charged by the bank. Regarding the calculation of the liquid amount, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo overturned this judgment and excluded the capitalization, reducing the amount of the award. g. Chance of loss: Probable (R$3,951,554.02) and remote (R$8,571,516,801.86) h. Analysis of impact in the event of an unfavorable decision: The probable risk of loss is R$3.9 million. 45Case No. 2003.51.01.028514-2 nd a. Court: 2 Federal Court of the Judicial District of Rio de Janeiro (State of Rio de Janeiro) nd b. Jurisdiction: Federal Regional Court (TRF) of the 2 Region c. Filing date: 12.05.2003 d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco. e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997). f. Main facts: This is a public-interest civil action based on alleged administrative improbity involving some aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this case, plaintiffs claim there were undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992) driven by alleged administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled because the Public Prosecution Office was not served with notice. The Federal Regional Court will retry the case. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”. Case No. 0003056-02.2003.8.26.0200 nd a. Court: 2 Civil Court of Itapira – State of São Paulo b. Jurisdiction: Appellate court - Appellate Court of the State of São Paulo (TJSP) c. Filing date: 08/06/2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco e. Amounts, assets or rights involved: R$8,575,468,355.88 (March 2019) f. Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered in lower court to exclude interest capitalization and refund overpaid amounts, adjusted including interest in the same proportion as it had been charged by the bank. Regarding the calculation of the liquid amount, the lower court, taking into account the capitalized interest criterion, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff. The Appellate Court of the State of São Paulo overturned this judgment and excluded the capitalization, reducing the amount of the award. g. Chance of loss: Probable (R$3,951,554.02) and remote (R$8,571,516,801.86) h. Analysis of impact in the event of an unfavorable decision: The probable risk of loss is R$3.9 million. 45

Tax claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosures of São Paulo b. Jurisdiction: Lower court – Municipal Tax Foreclosure Court of São Paulo c. Filing date: 11.30.2005 d. Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil) e. Amounts, assets or rights involved: R$3,008,082,426.65 (December 2018) f. Main facts: Tax foreclosure filed by the City of São Paulo for collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Appellate Court of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to the denial of a fair opportunity to be heard. The case was remanded to the original court so that the expert evidence required by the Bank be produced and a new judgment be rendered. Expert evidence is awaiting to be completed. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged. Case No. 16327.721481/2012-90 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 12.14.2012 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$877,679,221.23 (December 2018) f. Main facts: Tax assessment notice by social security authorities regarding profit sharing and bonus amounts paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried in the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN), in connection with the peremptive period for collection of a fine due to non-performance of accessory obligation, was granted. Awaiting to be served with notice of the appellate decision. We were served with notice of the appellate decision. The special appeals filed by the bank and by the plaintiff are pending trial. g. Chance of loss: Remote (R$354,420,883.90), possible (R$387,273,132.33), and probable (R$135,985,205.00) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 2008.61.00.014763-1 th a. Court: 11 Civil Court of the Federal Justice of São Paulo rd b. Jurisdiction: Appellate court - Federal Regional Court (TRF) of the 3 Region c. Filing date: 06.23.2008 d. Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo e. Amounts, assets or rights involved: R$1,340,053,857.16 (December 2018) f. Main facts: Writ of mandamus filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) No. 413/2008. This preliminary injunction was denied. The case was dismissed. The appeal and the motion for clarification filed by the companies were dismissed. The internal interlocutory appeal and the interlocutory appeal on extraordinary appeal filed against the decision that did not entertain and dismissed the extraordinary appellate are awaiting trial. g. Chance of loss: Probable h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. 46Tax claims Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosures of São Paulo b. Jurisdiction: Lower court – Municipal Tax Foreclosure Court of São Paulo c. Filing date: 11.30.2005 d. Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil) e. Amounts, assets or rights involved: R$3,008,082,426.65 (December 2018) f. Main facts: Tax foreclosure filed by the City of São Paulo for collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Appellate Court of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to the denial of a fair opportunity to be heard. The case was remanded to the original court so that the expert evidence required by the Bank be produced and a new judgment be rendered. Expert evidence is awaiting to be completed. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged. Case No. 16327.721481/2012-90 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 12.14.2012 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$877,679,221.23 (December 2018) f. Main facts: Tax assessment notice by social security authorities regarding profit sharing and bonus amounts paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried in the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN), in connection with the peremptive period for collection of a fine due to non-performance of accessory obligation, was granted. Awaiting to be served with notice of the appellate decision. We were served with notice of the appellate decision. The special appeals filed by the bank and by the plaintiff are pending trial. g. Chance of loss: Remote (R$354,420,883.90), possible (R$387,273,132.33), and probable (R$135,985,205.00) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 2008.61.00.014763-1 th a. Court: 11 Civil Court of the Federal Justice of São Paulo rd b. Jurisdiction: Appellate court - Federal Regional Court (TRF) of the 3 Region c. Filing date: 06.23.2008 d. Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo e. Amounts, assets or rights involved: R$1,340,053,857.16 (December 2018) f. Main facts: Writ of mandamus filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) No. 413/2008. This preliminary injunction was denied. The case was dismissed. The appeal and the motion for clarification filed by the companies were dismissed. The internal interlocutory appeal and the interlocutory appeal on extraordinary appeal filed against the decision that did not entertain and dismissed the extraordinary appellate are awaiting trial. g. Chance of loss: Probable h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. 46

Case No. 16327.720550/2014-18 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06. 26.2014 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,253,235,477.19 (December 2018) f. Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed on CARF for trial docket, which decided to postpone trial to produce more evidence in connection with the periods under notification. The special appeal filed in view of the unfavorable appellate decision by the Administrative Board of Tax Appeals (CARF) is awaiting trial. g. Chance of loss: Possible (R$997,450,123.50) and probable (R$255,785,353.69) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721108/2014-09 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.05.2014 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,170,444,918.20 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger would have been incorrectly amortized on a fiscal basis. A separate fine is being levied on the grounds of the non-payment of monthly estimated amounts. After completion of the administrative procedure, the Company will file a lawsuit to the courts. g. Chance of loss: Remote (R$133,981,881.80) and possible (R$1,036,463,036.40) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721149/2015-78 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date:12/22/2015 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,436,718,955.09 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution for calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). The voluntary appeal and the mandatory review were denied. We are awaiting the analysis of appealability of the special appeals filed by the Bank and the plaintiff. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720680/2013-61 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06/25/2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$27,607,131,262.54 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution for fiscal year 2008 resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision favorable to the Company by cancelling the tax assessment 47 Case No. 16327.720550/2014-18 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06. 26.2014 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,253,235,477.19 (December 2018) f. Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed on CARF for trial docket, which decided to postpone trial to produce more evidence in connection with the periods under notification. The special appeal filed in view of the unfavorable appellate decision by the Administrative Board of Tax Appeals (CARF) is awaiting trial. g. Chance of loss: Possible (R$997,450,123.50) and probable (R$255,785,353.69) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721108/2014-09 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 12.05.2014 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,170,444,918.20 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger would have been incorrectly amortized on a fiscal basis. A separate fine is being levied on the grounds of the non-payment of monthly estimated amounts. After completion of the administrative procedure, the Company will file a lawsuit to the courts. g. Chance of loss: Remote (R$133,981,881.80) and possible (R$1,036,463,036.40) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.721149/2015-78 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date:12/22/2015 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$1,436,718,955.09 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution for calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). The voluntary appeal and the mandatory review were denied. We are awaiting the analysis of appealability of the special appeals filed by the Bank and the plaintiff. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720680/2013-61 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 06/25/2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$27,607,131,262.54 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution for fiscal year 2008 resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision favorable to the Company by cancelling the tax assessment 47 notice. The Federal government has filed an appeal to the Higher Chamber of Tax Appeals. As we understand that the CARF decision is final, that is, a new analysis is out of question, the Company filed a Writ of Mandamus so that the final and unappealable judgment of the decision rendered be recognized by the courts. The injunction and judgment were favorable to the Company. This decision was later annulled by st the President of the Federal Regional Court (TRF) of the 1 Region, but such ruling is currently suspended on the grounds of an appeal filed by Itaú. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged, Case No. 16327.721300/2013-14 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 11.14.2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,796,430,767.13 (December 2018) f. Main facts: Corporate income tax and social contribution required on the grounds of alleged capital gain arising from the Itaú and Unibanco merger process. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF, and therefore we filed the action for annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Court of São Paulo. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720411/2017-29 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 05.30.2017 d. Parties to the proceedings: Federal Revenue Service vs. Banco Itauleasing S/A e. Amounts, assets or rights involved: R$862,605,079.47 (December 2018) f. Main facts: Tax assessment notices in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, on the grounds of alleged fraud committed in successive acts that has placed these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. CARF granted the voluntary appeal and denied the mandatory review. We are awaiting to be served with notice on the decision. g. Chance of loss: Remote (R$91,056,236.39) and possible (R$771,548,843.09) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720004/2018-01 a. Court: Administrative Proceeding (currently pending before the Federal Revenue Service) b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 01/18/2018 (receipt date of the assessment notice) d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A e. Amounts, assets or rights involved: R$1,921,263,310.77 (December 2018) f. Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, on the grounds of the alleged fraud committed in successive acts that has placed these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law 9,718/98. The voluntary appeal and the mandatory review are pending trial. g. Chance of loss: Possible 48notice. The Federal government has filed an appeal to the Higher Chamber of Tax Appeals. As we understand that the CARF decision is final, that is, a new analysis is out of question, the Company filed a Writ of Mandamus so that the final and unappealable judgment of the decision rendered be recognized by the courts. The injunction and judgment were favorable to the Company. This decision was later annulled by st the President of the Federal Regional Court (TRF) of the 1 Region, but such ruling is currently suspended on the grounds of an appeal filed by Itaú. g. Chance of loss: Remote h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged, Case No. 16327.721300/2013-14 a. Court: Federal Revenue Service b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF) c. Filing date: 11.14.2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,796,430,767.13 (December 2018) f. Main facts: Corporate income tax and social contribution required on the grounds of alleged capital gain arising from the Itaú and Unibanco merger process. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF, and therefore we filed the action for annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Court of São Paulo. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720411/2017-29 a. Court: Federal Revenue Service b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 05.30.2017 d. Parties to the proceedings: Federal Revenue Service vs. Banco Itauleasing S/A e. Amounts, assets or rights involved: R$862,605,079.47 (December 2018) f. Main facts: Tax assessment notices in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, on the grounds of alleged fraud committed in successive acts that has placed these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. CARF granted the voluntary appeal and denied the mandatory review. We are awaiting to be served with notice on the decision. g. Chance of loss: Remote (R$91,056,236.39) and possible (R$771,548,843.09) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720004/2018-01 a. Court: Administrative Proceeding (currently pending before the Federal Revenue Service) b. Jurisdiction: Administrative appellate court – Administrative Board of Tax Appeals (CARF) c. Filing date: 01/18/2018 (receipt date of the assessment notice) d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A e. Amounts, assets or rights involved: R$1,921,263,310.77 (December 2018) f. Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, on the grounds of the alleged fraud committed in successive acts that has placed these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law 9,718/98. The voluntary appeal and the mandatory review are pending trial. g. Chance of loss: Possible 48

h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720946/2018-31 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A. e. Amounts, assets or rights involved: R$10,533,155,879.96 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2015), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. g. Chance of loss: Remote (R$7,493,947,810.35) and possible (R$3,039,208,069.61) h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720945/2018-36 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A. e. Amounts, assets or rights involved: R$1,864,857,950.15 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2015), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720972/2018-17 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Lower Court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/10/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$840,923,477.03 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution, on the grounds that tax authorities understood as nondeductible expenses the interest on capital expenses that were not paid to the stockholders of the defendant, but rather to the usufructuaries of the share yield. Currently, the objection filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720774/2018-45 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 10/26/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,615,396,893.96 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2013), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. 49h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720946/2018-31 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Banco Itaucard S/A. e. Amounts, assets or rights involved: R$10,533,155,879.96 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2015), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. g. Chance of loss: Remote (R$7,493,947,810.35) and possible (R$3,039,208,069.61) h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720945/2018-36 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/21/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A. e. Amounts, assets or rights involved: R$1,864,857,950.15 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2015), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720972/2018-17 a. Court: Federal Revenue Service b. Jurisdiction: Administrative Lower Court – Federal Revenue Service Regional Judgment Office c. Filing date: 12/10/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$840,923,477.03 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax and social contribution, on the grounds that tax authorities understood as nondeductible expenses the interest on capital expenses that were not paid to the stockholders of the defendant, but rather to the usufructuaries of the share yield. Currently, the objection filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16327.720774/2018-45 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Regional Judgment Office c. Filing date: 10/26/2018 d. Parties to the proceedings: Federal Government vs Itaú Unibanco S/A e. Amounts, assets or rights involved: R$2,615,396,893.96 (December 2018) f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and fines (2012 to 2013), in view of the disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The objection filed is pending trial. 49

g. Chance of loss: Possible (R$891,049,004.70) and remote (R$1,724,347,889.25) h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16561.720086/2018-11 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Federal Judgment Office c. Filing date:11/14/2018 d. Parties to the proceedings: Federal Revenue Service vs. Redecard S/A e. Amounts, assets or rights involved: R$6,863,968,933.29 (December 2018) a. Main facts: Assessment notice levied on Redecard arising from the disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and another separate fine on the grounds of non-payment of monthly estimated amounts. The objection filed is pending trial at the administrative lower court. b. Chance of loss: Remote. c. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Labor Claims Case N0. 02329008220095020381 st a. Court: 1 Labor Court of Osasco (SP) b. Jurisdiction: Superior Labor Court (TST) c. Filing date: 11/30/2009 d. Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência e. Amounts, assets or rights involved: R$20,553,065,330.74 (December 2018) f. Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant regarding the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this adjustment method. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an appeal with the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed an extraordinary appeal to the Federal Supreme Court (STF). We filed an appellee’s brief. On February 23, 2018, the case was forwarded for the Federal Attorney General’s Office to see the records. g. Chance of loss: Probable (R$96,948.95) and remote (R$20,552,968,381.79) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Administrative Proceeding Case No. 08700.008182/2016-57 a. Court: Administrative Council for Economic Defense (CADE) b. Jurisdiction: Administrative lower court – General Superintendency of the Administrative Council of Economic Defense (CADE) c. Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government. d. Parties to the proceedings: CADE ex oficio vs. Banco Itaú BBA S.A and others. e. Amounts, assets or rights involved : According to Law No. 12,529/11, Article 37, item I, any violation of the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the calculation basis applicable, as well as of the significantly wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of an unfavorable decision. 50g. Chance of loss: Possible (R$891,049,004.70) and remote (R$1,724,347,889.25) h. Analysis of impact in the event of an unfavorable decision: Deposit guarantee required in court. Case No. 16561.720086/2018-11 a. Court: Federal Revenue Service b. Jurisdiction: Administrative lower court – Federal Revenue Service Federal Judgment Office c. Filing date:11/14/2018 d. Parties to the proceedings: Federal Revenue Service vs. Redecard S/A e. Amounts, assets or rights involved: R$6,863,968,933.29 (December 2018) a. Main facts: Assessment notice levied on Redecard arising from the disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and another separate fine on the grounds of non-payment of monthly estimated amounts. The objection filed is pending trial at the administrative lower court. b. Chance of loss: Remote. c. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Labor Claims Case N0. 02329008220095020381 st a. Court: 1 Labor Court of Osasco (SP) b. Jurisdiction: Superior Labor Court (TST) c. Filing date: 11/30/2009 d. Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência e. Amounts, assets or rights involved: R$20,553,065,330.74 (December 2018) f. Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant regarding the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this adjustment method. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an appeal with the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed an extraordinary appeal to the Federal Supreme Court (STF). We filed an appellee’s brief. On February 23, 2018, the case was forwarded for the Federal Attorney General’s Office to see the records. g. Chance of loss: Probable (R$96,948.95) and remote (R$20,552,968,381.79) h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. Administrative Proceeding Case No. 08700.008182/2016-57 a. Court: Administrative Council for Economic Defense (CADE) b. Jurisdiction: Administrative lower court – General Superintendency of the Administrative Council of Economic Defense (CADE) c. Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government. d. Parties to the proceedings: CADE ex oficio vs. Banco Itaú BBA S.A and others. e. Amounts, assets or rights involved : According to Law No. 12,529/11, Article 37, item I, any violation of the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the calculation basis applicable, as well as of the significantly wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of an unfavorable decision. 50

f. Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and futures (derivatives) markets, in Brazil by financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Payment of the fine amount. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress on December 31, 2018 that are material in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the claims described in item 4.3. is R$1,731,824,415.85 for tax claims, R$3,880,874.10 for civil lawsuits, and R$96,948.95 for labor lawsuits. 51f. Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and futures (derivatives) markets, in Brazil by financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Payment of the fine amount. Arbitration proceedings The Issuer is not a party to any arbitration proceedings in progress on December 31, 2018 that are material in terms of the matters or amounts involved. 4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3 The total amount provided for the claims described in item 4.3. is R$1,731,824,415.85 for tax claims, R$3,880,874.10 for civil lawsuits, and R$96,948.95 for labor lawsuits. 51

4.4. Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing: The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders. Additionally, the Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries. Case No. 000.00.643149-6 th a. Court: 8 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); b. Jurisdiction: Appellate court c. Filing date: 11.27.2000 d. Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting therefrom, mainly agreements for assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be annulled, thereby revoking the effects from these agreements, and (ii) to recover damage sustained by the plaintiffs as a result of these credit assignment agreements. The claim was denied and this decision was upheld by the Superior Court of Justice (STJ). A possible extraordinary appeal filed by Sumatra is expected. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated Case No. 000.00.619716-7 th a. Court: 7 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Superior Court of Justice (STJ) c. Filing date: 10.05.2000 d. Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$272,820,458.10 (December 2018) f. Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was ruled valid by the TJSP. A special appeal was granted to suspend UBB and Bandeirantes’ eligibility regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal on Extraordinary Appeal filed by Sumatra is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. 524.4. Describe the legal, administrative or arbitration proceedings that are not confidential to which the issuer or its subsidiaries are a party and to which the opposing parties are management members or former management members, parent companies or former parent companies, or investors of the issuer or its subsidiaries, informing: The Issuer is not a party to any proceedings filed either by its management members or former management members, or by its controlling stockholders or former controlling stockholders. Additionally, the Issuer and its subsidiaries carry out corporate transactions that are sometimes challenged by minority stockholders who mainly disagree with the amount paid for their shares. We describe below the civil lawsuits filed by investors of the Issuer and its subsidiaries. Case No. 000.00.643149-6 th a. Court: 8 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); b. Jurisdiction: Appellate court c. Filing date: 11.27.2000 d. Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: The purpose of this lawsuit is the annulment of the resolutions of the Annual Shareholders’ Meetings of Banco Bandeirantes, held in 1999 and 2000, in connection with fiscal years 1998 and 1999, to (i) disapprove the financial statements and developments resulting therefrom, mainly agreements for assignment of credits entered into by Banco Bandeirantes and Portonovo, which should be annulled, thereby revoking the effects from these agreements, and (ii) to recover damage sustained by the plaintiffs as a result of these credit assignment agreements. The claim was denied and this decision was upheld by the Superior Court of Justice (STJ). A possible extraordinary appeal filed by Sumatra is expected. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated Case No. 000.00.619716-7 th a. Court: 7 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Superior Court of Justice (STJ) c. Filing date: 10.05.2000 d. Parties to the proceedings: Sumatra Comércio e Indústria, Importações e Exportações Ltda., and Mr. João Antonio Lian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$272,820,458.10 (December 2018) f. Main facts: Action whereby the plaintiffs seek to benefit from the same terms provided in the agreement entered into by the defendants and other minority shareholders of Banco Bandeirantes, ensuring them all the rights set forth therein. The claim was ruled valid by the TJSP. A special appeal was granted to suspend UBB and Bandeirantes’ eligibility regarding acts committed by the former parent company. The extraordinary appeal filed by Sumatra was dismissed. The interlocutory appeal on Extraordinary Appeal filed by Sumatra is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged. 52

Case No. 51718900-0 th a. Court: 39 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); b. Jurisdiction: First Instance c. Filing date: 02.17.2000 d. Parties to the proceedings: Estate of Mr. Yerchanik Kissajikian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Action whereby the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of the damage sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing power and causing the reduction of the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The appellate decision by the TJSP affirmed the judgment for defendant. A special appeal filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated. Case No. 583.00.2001.076875-7 rd a. Court: 3 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 07.05.2001 d. Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Judgment favorable to the defendant. The appeal filed by the plaintiffs is awaiting trial. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Amount not stated. 53Case No. 51718900-0 th a. Court: 39 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo); b. Jurisdiction: First Instance c. Filing date: 02.17.2000 d. Parties to the proceedings: Estate of Mr. Yerchanik Kissajikian vs. Banco Bandeirantes S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Action whereby the plaintiffs seek adjudication on the right to subscribe R$300,000.00, as well as the adjudication of the damage sustained due to the unjustified dilution of their ownership interest resulting from capital increases prompted by unjustified losses imposed thereupon by the controlling shareholders abusing power and causing the reduction of the stockholders’ equity as a result of sales of assets at incompatible prices. The claim was judged to be unfounded at the lower court. The appellate decision by the TJSP affirmed the judgment for defendant. A special appeal filed is pending trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated. Case No. 583.00.2001.076875-7 rd a. Court: 3 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Lower court c. Filing date: 07.05.2001 d. Parties to the proceedings: Antranik Kissajikian, André Kissajikian, Suely Kissajikian, Vanda Kissajikian Mordjikian, and Companhia Iniciadora Predial e Comercial Empreendimentos Brasil S.A. vs. Unibanco – União de Bancos Brasileiros S/A, Caixa Geral de Depósitos S/A, and Caixa Brasil Participações S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: This lawsuit alleges abuse of power by the controlling shareholder, considering the dilution of the ownership interest in Banco Bandeirantes and the subsequent delisting of the bank without a prior public offering. Judgment favorable to the defendant. The appeal filed by the plaintiffs is awaiting trial. g. Chance of loss: Possible h. Analysis of impact in the event of an unfavorable decision: Amount not stated. 53

Case No. 583.00.2009.229.838-5 th a. Court: 39 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Appellate court c. Filing date: 02.05.2010 d. Parties to the proceedings: S/A Philomeno Indústria e Comércio e Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Stockholder seeks compensation for damage on the grounds of having been precluded from exercising its right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time- barred. The special appeal filed was not admitted. The interlocutory appeal on special appeal is awaiting trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated. Case: 22488/RD/MK a. Court: International Chamber of Commerce (“ICC”) b. Jurisdiction: Court of Arbitration c. Filing date: 12.20.2016 d. Parties to the proceedings : Helm LLC (“Helm”) vs. Corp Group Holding Inversiones Ltda. (“CorpGroup”), Itaú Corpbanca (“ITCB”), and Itaú Corpbanca Colômbia S.A. (“ITCB Colombia”) e. Amounts, assets or rights involved: US$299,324,264.15 (adjusted since February 28, 2019 up to its payment based on the LIBOR rate of February 28, 2019 - i.e., 2.86% - plus 2.7%, calculated based on the LIBOR deposit rate for a 360-day period). f. Main facts: This is an arbitration proceeding filed by Helm against CorpGroup and ITCB, on the grounds of alleging noncompliance with the shareholders’ agreement to which they are party. This shareholders’ agreement regulates the governance of ITCB Colombia, as well as the parties’ rights and obligations in connection with their respective ownership interest in ITCB Colombia. Under the arbitration proceeding, Helm has demanded that ITCB and CorpGroup purchased its shares in ITCB Colombia for approximately US$850 million, an amount above the one previously agreed upon by Itaú Unibanco with CorpGroup in the contract that governed the merger between Banco Itaú Chile and Corpbanca and above the one then offered to Helm. On February 28, 2019, the ICC denied Helm’s request for the shares to be sold for the amount it wished and ordered the purchase of shares representing 19.44% of the capital stock of ITCB Colombia by ITCB for US$299,324,264.15 (adjusted since February 28, 2019 up to its payment based on the LIBOR rate of February 28, 2019 - i.e., 2.86% - plus 2.7%, calculated based on the LIBOR deposit rate for a 360-day period). g. Chance of loss: Remote. Helm has never had any contractual or legal grounds to support its claimed US$850 million purchase, the reason why our chance of loss has always been remote. The outcome of the arbitration proceeding has confirmed this analysis of loss. h. Analysis of impact in the event of an unfavorable decision: The arbitration decision has denied Helm’s request. The purchase price of ITCB Colombia’s shares, as ordered by ICC, represents a multiple of 1.36 times the equity value of ITCB Colombia on December 31, 2018, which is consistent with its valuation as per the financial statements of ITCB. For more information, please see item 7.2 - “Operating segment information”. 4.4.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.4 No provision is recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote. 54Case No. 583.00.2009.229.838-5 th a. Court: 39 Civil Court of the Central Court of the Judicial District of the Capital City of São Paulo (State of São Paulo) b. Jurisdiction: Appellate court c. Filing date: 02.05.2010 d. Parties to the proceedings: S/A Philomeno Indústria e Comércio e Panamá Empreendimentos e Participações vs. Itaú Unibanco Holding S/A e. Amounts, assets or rights involved: R$0.00 f. Main facts: Stockholder seeks compensation for damage on the grounds of having been precluded from exercising its right as a stockholder. The action was dismissed as being defective, because the relief sought by the plaintiff was not specific. The Appellate Court of São Paulo, in spite of having accepted the generic relief, has dismissed the case with prejudice, as it was time- barred. The special appeal filed was not admitted. The interlocutory appeal on special appeal is awaiting trial. g. Chance of loss: Remote. h. Analysis of impact in the event of an unfavorable decision: Amount not stated. Case: 22488/RD/MK a. Court: International Chamber of Commerce (“ICC”) b. Jurisdiction: Court of Arbitration c. Filing date: 12.20.2016 d. Parties to the proceedings : Helm LLC (“Helm”) vs. Corp Group Holding Inversiones Ltda. (“CorpGroup”), Itaú Corpbanca (“ITCB”), and Itaú Corpbanca Colômbia S.A. (“ITCB Colombia”) e. Amounts, assets or rights involved: US$299,324,264.15 (adjusted since February 28, 2019 up to its payment based on the LIBOR rate of February 28, 2019 - i.e., 2.86% - plus 2.7%, calculated based on the LIBOR deposit rate for a 360-day period). f. Main facts: This is an arbitration proceeding filed by Helm against CorpGroup and ITCB, on the grounds of alleging noncompliance with the shareholders’ agreement to which they are party. This shareholders’ agreement regulates the governance of ITCB Colombia, as well as the parties’ rights and obligations in connection with their respective ownership interest in ITCB Colombia. Under the arbitration proceeding, Helm has demanded that ITCB and CorpGroup purchased its shares in ITCB Colombia for approximately US$850 million, an amount above the one previously agreed upon by Itaú Unibanco with CorpGroup in the contract that governed the merger between Banco Itaú Chile and Corpbanca and above the one then offered to Helm. On February 28, 2019, the ICC denied Helm’s request for the shares to be sold for the amount it wished and ordered the purchase of shares representing 19.44% of the capital stock of ITCB Colombia by ITCB for US$299,324,264.15 (adjusted since February 28, 2019 up to its payment based on the LIBOR rate of February 28, 2019 - i.e., 2.86% - plus 2.7%, calculated based on the LIBOR deposit rate for a 360-day period). g. Chance of loss: Remote. Helm has never had any contractual or legal grounds to support its claimed US$850 million purchase, the reason why our chance of loss has always been remote. The outcome of the arbitration proceeding has confirmed this analysis of loss. h. Analysis of impact in the event of an unfavorable decision: The arbitration decision has denied Helm’s request. The purchase price of ITCB Colombia’s shares, as ordered by ICC, represents a multiple of 1.36 times the equity value of ITCB Colombia on December 31, 2018, which is consistent with its valuation as per the financial statements of ITCB. For more information, please see item 7.2 - “Operating segment information”. 4.4.1. Indicate the total amount provided for, if any, for the lawsuits described in item 4.4 No provision is recognized for the lawsuits described in item 4.4, since their likelihood of loss is classified as possible or remote. 54

4.5. With respect to the confidential relevant proceedings in which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant. 554.5. With respect to the confidential relevant proceedings in which the issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of an unfavorable decision and inform the amounts involved The Issuer and its subsidiaries are not party to any confidential proceedings that are considered significant. 55

4.6. Describe any repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant, to which the issuer or its subsidiaries are party, specifying labor, tax and civil claims, among others, and indicating:

a) **Amounts involved**
b) **Action carried out by the issuer or its subsidiary that gave rise to this contingency**

4.6.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.6

The Issuer is not a party to any repetitive or related legal, administrative or arbitration proceedings that are collectively relevant.

In the normal course of business, the Issuer's subsidiaries are party to legal and administrative proceedings that are collectively relevant and whose types of contingency are detailed in the table below:

R$ million

AREA	AMOUNT PROVIDED FOR	TYPE OF CONTINGENCY
Labor	**6,821**	Contingencies are related to individual or collective lawsuits in which alleged labor rights based on labor legislation specific to the related profession are discussed, such as overtime, salary equalization, reinstatement, and transfer allowances.
Civil	**4,426**	Civil contingencies are usually related to demands related to the revision of contracts and compensation for damage and pain and suffering, in addition to specific lawsuits for the collection of understated inflation adjustment for savings in connection with the economic plans implemented in the 1980s and 1990s as a measure to combat inflation[1].
Tax[2]	**4,980**	Tax provisions are related to lawsuits in which we discuss the legality and unconstitutionality of legislation in force. These lawsuits, which the conglomerate classifies as legal liabilities, refer particularly to challenges to different social contribution rates and the calculation basis of PIS and COFINS contributions. The conglomerate is also a party to tax and social security lawsuits classified as contingent liabilities, which likelihood of loss is classified as probable, with main discussions on tax service (ISS) on certain revenues.

[1] In spite of having complied with the rules then in force, ITAÚ UNIBANCO HOLDING is a defendant in lawsuits filed by individuals on the grounds of this topic, and also in class actions filed by either (i) consumer protection associations or (ii) the Public Attorneys' Office on behalf of savings account holders. Regarding these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served with the process and when individual plaintiffs apply to enforce rulings issued by the Judge, by using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued a number of decisions favorable to the holders of savings accounts, but has not consolidated its understanding regarding the constitutionality of the economic plans and its applicability to savings accounts. The ruling of appeals involving this matter is currently suspended by the STF, until it hands down a final ruling on the rights under discussion. In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the Central Bank of Brazil, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. Said agreement was approved on March 1, 2018 by the Plenary Session of the Federal Supreme Court (STF) and, as from May 22, 2018, savers may adhere to its terms for a 24-month period, with the subsequent settlement of lawsuits.

[2]The amounts provided for in connection with the tax contingencies stated herein do not include the amounts for the cases with probable chance of loss already stated in item 4.3 of this Form.

56

4.7. Describe other relevant contingencies that are not included in the previous items

No amounts involved in tax and social security lawsuits whose likelihood of loss is possible are provided for. The amounts involved in key tax and social security lawsuits whose likelihood of loss is possible, whose total risk is estimated at R$27,530 million, are as follows:

R$ million

Tax	Issue	Amount
INSS	Non-wage amounts: we defend the non-levy of contribution on non-wage amounts, such as profit sharing, stock-option plans, transportation vouchers, and flat bonus.	3,989
IRPJ/CSLL/PIS/COFINS	Rejection of the offset request: the liquidity and certainty of the offset credit are being analyzed.	1,695
IRPJ/CSLL	Deduction – goodwill: the deductibility of goodwill on acquisition of investments with expected future profitability is discussed.	1,668
IRPJ/CSLL	Interest on capital: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on stockholders' equity for the current and prior years.	1,510
ISS	Banking activities: we understand that banking activities are not mixed up with services and/or they are not mentioned in Supplementary Law No. 116/03 or in Decree-Law No. 406/68.	1,166
IRPJ/CSLL	Disallowance of losses: The amount of tax loss and/or tax loss carryforwards collected by the Federal Revenue Service through the tax assessment notices, which are still pending a final decision, is being challenged.	1,112
IRPJ/CSLL	Deductibility of losses in loan operations: tax assessment notices for collection of IRPJ and CSLL due to alleged noncompliance with legal criteria for deduction of losses on receipt of loans.	757
PIS/COFINS	Reversal of revenues from excess depreciation: the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations is discussed	513

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4.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify: a) Restrictions imposed on the exercise of political and economic rights Not applicable; Brazil is the Issuer’s country of origin. b) Restrictions on outstanding securities and their transfer Not applicable; Brazil is the Issuer’s country of origin. c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation Not applicable; Brazil is the Issuer’s country of origin. d) Cases where the holders of securities will have the preemptive right to subscribe shares, stock- backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable Not applicable; Brazil is the Issuer’s country of origin. e) Other issues of interest to investors Not applicable; Brazil is the Issuer’s country of origin. 584.8. For the rules of the foreign issuer’s country and the rules of the country in which the foreign issuer’s securities are held in custody, if different from the original country, please identify: a) Restrictions imposed on the exercise of political and economic rights Not applicable; Brazil is the Issuer’s country of origin. b) Restrictions on outstanding securities and their transfer Not applicable; Brazil is the Issuer’s country of origin. c) Cases for the cancellation of registration, as well as of rights of the holders of securities in this situation Not applicable; Brazil is the Issuer’s country of origin. d) Cases where the holders of securities will have the preemptive right to subscribe shares, stock- backed securities or securities convertible into shares, and the respective conditions to exercise this right, or cases where this right is not guaranteed, if applicable Not applicable; Brazil is the Issuer’s country of origin. e) Other issues of interest to investors Not applicable; Brazil is the Issuer’s country of origin. 58

ITEM 5. POLÍTICA DE GERENCIAMENTO DE RISCOS E CONTROLES INTERNOS

5.1. In relation to the risks indicated in item 4.1, inform:

a) whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy

We have a defined governance process for policy review applicable to Brazil and our international units. Policies preponderantly define institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provides guidelines and establishes risk management governance, as follows:

Policies[(1)]	Approving body	Date of approval
Capital Management	Board of Directors	03/28/2019
Credit Risk Management and Control		03/28/2019
Integrated Management of Operational Risk, Internal Controls and Compliance		12/14/2018
Liquidity Risk Management and Control		02/12/2019
Liquidity Risk Management and Control		02/01/2019
Market Risk Management and Control		02/28/2019

(1) Available for consultation on website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Reports.

b) the objectives and strategies of the risk management policy, if any, including:

i. risks that are intended to be hedged

Risks	Description
Credit risk	Risk of loss associated with: (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; (ii) value loss of a credit agreement resulting from a deterioration of the borrower's, issuer's or counterparty's credit rating; (iii) reduction of profits or income; benefits granted upon subsequent renegotiation; (iv) or debt recovery costs
Operational risk	Possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by us, as well as penalties due to non compliance with applicable laws and damages to third parties arising from the activities undertaken by us. Internally, we classify the risks events as: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damage to our own physical assets or assets in use; • Interruption of our activities; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities.
Liquidity risk	Likelihood that an institution will not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

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Market risk Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Other Risks Description Insurance Products that compose portfolios of our insurance companies are related to life Products, Pension and elementary insurance, as well as pension plans and premium bonds. Plan and Premium Accordingly, we understand that the main risks inherent to these products are: Bonds Risks · Underwriting risk: the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; · Market risk; · Credit risk; · Operational risk; and · Liquidity risk. Social and Risk of potential losses due to exposure to social and environmental events arising Environmental from the performance of our activities. Risk Regulatory Risk Risk of incurring losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. Model Risk Risk that arises from the models used by us not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled. Country Risk Risk of losses arising from non compliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Business and Risk of a negative impact on our financial results or capital as a consequence of a Strategy Risk faulty strategic planning, making adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in its business environment. Reputational Risk Risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources. 60Market risk Possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices. Other Risks Description Insurance Products that compose portfolios of our insurance companies are related to life Products, Pension and elementary insurance, as well as pension plans and premium bonds. Plan and Premium Accordingly, we understand that the main risks inherent to these products are: Bonds Risks · Underwriting risk: the possibility of losses arising from insurance products, pension plans and premium bonds that go against our expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; · Market risk; · Credit risk; · Operational risk; and · Liquidity risk. Social and Risk of potential losses due to exposure to social and environmental events arising Environmental from the performance of our activities. Risk Regulatory Risk Risk of incurring losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. Model Risk Risk that arises from the models used by us not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled. Country Risk Risk of losses arising from non compliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located. Business and Risk of a negative impact on our financial results or capital as a consequence of a Strategy Risk faulty strategic planning, making adverse strategic decisions, and our inability to implement the proper strategic plans and/or changes in its business environment. Reputational Risk Risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, which could affect the value of our brand and financial losses, in addition to adversely affecting our capability to maintain our existing commercial relations, start new businesses and continue to have access to financing sources. 60

ii. instruments used for hedging purposes Assuming and managing risks is essential to our business and a responsibility of all employees. For this reason, the risk hedging instruments we adopt are: our risk management principles, risk appetite and risk culture. In this context, risk appetite determines the nature and the level of the risks that are acceptable to us and our culture of risks guides the necessary attitudes to manage them: · Our risk management principles provide fundamentals risk management, risk appetite and the way our employees work on a daily basis for decision-making purposes. · Our risk appetite and the initiatives included in the Strategic Risk Management Front aim to establish the types and levels of risk that are acceptable to us and to develop tools that will enable the implementation of the principles of our risk culture. · Our risk culture guides the attitudes that are necessary to manage them by disseminating the following behaviors: We are all risk managers , We take risks consciously , We discuss our risks , and We take actions on our risks . We promote risk culture by emphasizing behaviors that will help people at any level of the organization to consciously take and manage risks. 61ii. instruments used for hedging purposes Assuming and managing risks is essential to our business and a responsibility of all employees. For this reason, the risk hedging instruments we adopt are: our risk management principles, risk appetite and risk culture. In this context, risk appetite determines the nature and the level of the risks that are acceptable to us and our culture of risks guides the necessary attitudes to manage them: · Our risk management principles provide fundamentals risk management, risk appetite and the way our employees work on a daily basis for decision-making purposes. · Our risk appetite and the initiatives included in the Strategic Risk Management Front aim to establish the types and levels of risk that are acceptable to us and to develop tools that will enable the implementation of the principles of our risk culture. · Our risk culture guides the attitudes that are necessary to manage them by disseminating the following behaviors: We are all risk managers , We take risks consciously , We discuss our risks , and We take actions on our risks . We promote risk culture by emphasizing behaviors that will help people at any level of the organization to consciously take and manage risks. 61

In 2018, through the priority strategic management of risk management, we expanded our approach to risks, classifying them into traditional and strategic.

We have a consolidated structure and governance to manage traditional risks: credit, market and liquidity, operational, compliance and information security risks. Our aim is to continue improving our management of traditional risks, in addition to expanding the coverage so that we are able to manage risks, of a more strategic nature, which may threaten our future profitability: business, regulatory, technology, and people risks. Strategic risks include risks derived from new players entering into the market or a more proactive attitude by regulators and they are as relevant to us as traditional credit or market risks.


Credit Risk
Risk of losses associated with failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts.
Market Risk and Liquidity
Risk of losses resulting from fluctuations in market values of positions held by the institution.
Operational Risk
Risk of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events.
Compliance Risk
Risk of legal or regulatory sanctions, financial losses or damage to our reputation arising from non-compliance with applicable laws and regulations.
Information Security Risk
Risk of losses or damage arising from theft, fraud, leakage, compromise or improper use of proprietary or clients' information.
Credit
Market and Liquidity
Operational
Compliance
Information Security
Traditional
Strategic
Business
Regulatory
Technology
People
Strategic
Business Risk
• New players
• Traditional competition
• Changing client's habits
• Business models: New or disruptive
Regulatory Risk
• Specific changes in laws and rules affecting certain business and products
• Encouraging competition and innovation
• New trends: open banking and data acess law
Technology Risk
• New potentially disruptive technologies
• Obsolescence of legacy systems
• Data and models
People Risk
• Talent attraction and retention capacity
• New ways of working

In addition to the adoption of risk management, risk appetite and risk culture principles, we describe below the procedures used specifically to protect against the risks mentioned in item 5.1.b.i) above.

Credit risk

The key assignments of the business units are (i) monitoring the portfolios under their responsibility, (ii) granting credit, taking into account approval levels, market conditions, macroeconomic prospects, changes in markets and products, and (iii) credit risk management aimed at making the business sustainable.

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our individuals, small and medium companies, credit ratings are assigned based on statistical models (in the early stages of our relationship with a customer) and behavior score models (used for customers with whom we already have a relationship). For large companies, classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

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The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution nº3,721, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad. Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about credit risk. Loan approval process Extensions of credit are approved based on policies at the business unit level, determined in accordance with the assumptions of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market. The business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds. The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective. 63The models used by us are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, to that they reflect risk parameters more accurately. In compliance with the principles of the CMN Resolution nº3,721, our credit risk management structure and institutional policy are approved by our Board of Directors and are applicable to all companies and subsidiaries in Brazil and abroad. Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about credit risk. Loan approval process Extensions of credit are approved based on policies at the business unit level, determined in accordance with the assumptions of each department and our bank’s risk appetite. The decision to extend credit may be granted by means of a pre-approval process or the traditional approval mechanism, which is applied on a client by client basis. In both cases, decisions are made based on principles of credit quality such as credit rating supported by statistical models, percentage of income committed by/leverage of the client and credit restrictions determined by us and the market. The business units prepare and maintain the policies and procedures of the credit cycle. The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client’s credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid tax payer identification numbers, prior or pending debt restructuring or renegotiation processes and checks not honored due to insufficient funds. The policy assessment process allows for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective. 63

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Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements for further details about our risk mitigating instruments. Operational Risk The main operational risks associated with the processes of the business and support areas are captured, are collected, continually updated and stated in the risk maps of the institution’s executive boards. These risks are classified by by each department based on the inherent risk level and control environment, so as to encourage the accountability of managers, who are primarily responsible for adopting and implementing responses to risks. The risks identified in the processes are grouped in standardized taxonomy, creating a consolidated overview of the institution’s main operational risks and are aligned to the risk categories below. • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damage to our own physical assets or assets in use; • Interruption of our activities; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities. To encourage the proper management of these risks, the institution has an incentive mechanism called “Operational Risk Rating”, aimed at assessing the managers’ performance regarding both their meeting governance terms for the implementation of action plans to face identified weaknesses and the maintenance of a proper control environment for each process of the executive boards. In addition, the institution has specific guidelines for crisis management and business continuity: i. Crisis management and business continuity The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products. Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements: • Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods; • Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations; • Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; • Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas. In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution: • Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined; and • Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Our Corporate Business Continuity Policy is available at our website www.itau.com.br/investor-relations > Menu> Itaú Unibanco> Corporate Governance> Rules and Policies> Policies. 65Please see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements for further details about our risk mitigating instruments. Operational Risk The main operational risks associated with the processes of the business and support areas are captured, are collected, continually updated and stated in the risk maps of the institution’s executive boards. These risks are classified by by each department based on the inherent risk level and control environment, so as to encourage the accountability of managers, who are primarily responsible for adopting and implementing responses to risks. The risks identified in the processes are grouped in standardized taxonomy, creating a consolidated overview of the institution’s main operational risks and are aligned to the risk categories below. • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damage to our own physical assets or assets in use; • Interruption of our activities; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities. To encourage the proper management of these risks, the institution has an incentive mechanism called “Operational Risk Rating”, aimed at assessing the managers’ performance regarding both their meeting governance terms for the implementation of action plans to face identified weaknesses and the maintenance of a proper control environment for each process of the executive boards. In addition, the institution has specific guidelines for crisis management and business continuity: i. Crisis management and business continuity The purpose of our Business Continuity Program is to protect our employees, ensure the continuity of the critical functions of our business lines, safeguard revenue and sustain both a stable financial market in which we operate and the trust of our clients and strategic partners in providing our services and products. Our Business Continuity Program is composed of procedures for relocating and/or recovering operations in response to a variety of interruption levels and can be divided into two key elements: • Disaster Recovery Plan: focused on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods; • Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities from which to perform their activities in the event the buildings in which they usually work become unavailable. There are approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of critical business units in emergency situations; • Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact our facilities, with a preventive focus; • Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas. In order to keep the continuity solutions aligned with the business requirements the program applies the following tools to understand the institution: • Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined; and • Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where our buildings are located. In addition, we have a corporate-wide Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural/operational (including information technology) nature or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. Our Corporate Business Continuity Policy is available at our website www.itau.com.br/investor-relations > Menu> Itaú Unibanco> Corporate Governance> Rules and Policies> Policies. 65

Liquidity Risk O indicador de liquidez de curto prazo (LCR) foi de 171,7% na média do quarto trimestre frente ao mínimo requerido pelo Banco Central de 90% para 2018. A partir de Dezembro de 2018 passou-se a divulgar o indicador de liquidez de longo prazo (NSFR), que fechou o trimestre em 127,7%. O limite mínimo requerido pelo Banco Central é de 100%. Dispomos de fontes diversificadas de recursos, com parcela significativa advinda do segmento de varejo. As principais fontes de recursos são depósitos, poupança, emissão de títulos e recursos de aceites. Market Risk In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Additional information regarding market risk protection instruments are described in item 5.2.b.iii) of this Reference Form. Other Risks Insurance Products, Pension Plan and Premium Bonds Risks We act with a series of instruments that mainly aim to identify, monitor and control the risks tied to the business, bringing greater security and tranquility in the decision making of executives. Procedures to protect this risk include: (i) Key indicators; (ii) Integrated Risk Forum; (iii) Risk appetite for the insurance business; (iv) Risk Management Policy directed to the specificities of the business. Social and Environmental Risk Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. Among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which we have been awarded. Regulatory Risk We have a structured process for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The process for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology. Model Risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. Procedures marking out the model risk control include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the model in question’s development; (iii) the use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results 66 Liquidity Risk O indicador de liquidez de curto prazo (LCR) foi de 171,7% na média do quarto trimestre frente ao mínimo requerido pelo Banco Central de 90% para 2018. A partir de Dezembro de 2018 passou-se a divulgar o indicador de liquidez de longo prazo (NSFR), que fechou o trimestre em 127,7%. O limite mínimo requerido pelo Banco Central é de 100%. Dispomos de fontes diversificadas de recursos, com parcela significativa advinda do segmento de varejo. As principais fontes de recursos são depósitos, poupança, emissão de títulos e recursos de aceites. Market Risk In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Additional information regarding market risk protection instruments are described in item 5.2.b.iii) of this Reference Form. Other Risks Insurance Products, Pension Plan and Premium Bonds Risks We act with a series of instruments that mainly aim to identify, monitor and control the risks tied to the business, bringing greater security and tranquility in the decision making of executives. Procedures to protect this risk include: (i) Key indicators; (ii) Integrated Risk Forum; (iii) Risk appetite for the insurance business; (iv) Risk Management Policy directed to the specificities of the business. Social and Environmental Risk Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. Among other actions, we have assumed and incorporated into our internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into our business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the National Pact for Eradicating Slave Labor (Pacto Nacional para Erradicação do Trabalho Escravo), among others. Our efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which we have been awarded. Regulatory Risk We have a structured process for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The process for handling regulatory risk involves various areas of the institution, and consists of: (i) structure of lines of defense; (ii) monitoring draft legislation, public notices and public hearings; (iii) monitoring new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring action plans; (vi) control over compliance with legal decisions and TAC (conduct adjustment agreements), executed in public civil actions. In addition, the institution’s risks are classified and prioritized according to our internal control methodology. Model Risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. Procedures marking out the model risk control include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the model in question’s development; (iii) the use of conservative estimates in judgmental models; (iv) use of external benchmarks; (v) approval of results 66 generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact in the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score. Country Risk The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits. Business and Strategy Risk We have implemented many mechanisms that ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Procedures to hedge against this risk include as follows: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Reputational Risk Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and combat the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics and corruption prevention guidelines. i. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars: • Customer Identification Process; • KYC; • KYP; • KYS; • KYE; • Risk Assessment on New Products and Services; • Transaction Monitoring; • Reporting Suspicious Transactions to Regulators and Authorities; and • Training. This program is applicable to us and our controlled entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, and the Anti-Money Laundering Committee. 67generated in model implementation; (vi) independent technical validation of models; (vii) validation of use of models; (viii) assessments of the impact in the use of models; (ix) monitoring of performance of models; and (x) monitoring of the distribution of the explanatory variables and final score. Country Risk The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits. Business and Strategy Risk We have implemented many mechanisms that ensure that both the business and the strategic decision making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Procedures to hedge against this risk include as follows: (i) the qualifications and incentives of board members and executives; (ii) the budgetary process; (iii) product assessment; (iv) the evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Reputational Risk Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and combat the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics and corruption prevention guidelines. i. Money Laundering Prevention Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud. The challenge is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities. We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis. In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes the following pillars: • Customer Identification Process; • KYC; • KYP; • KYS; • KYE; • Risk Assessment on New Products and Services; • Transaction Monitoring; • Reporting Suspicious Transactions to Regulators and Authorities; and • Training. This program is applicable to us and our controlled entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by the Board of Directors, the Audit Committee, Compliance and Operational Risk Committees, and the Anti-Money Laundering Committee. 67

Our Corporate Policy for Prevention and Fight Against Illegal Acts is available at our website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. ii. Politically Exposed Persons (PEPs) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs. We require a higher level of approval prior to establishing any relationship with a PEP. iii. risk management organizational structure Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following committees are part of our risk and capital management governance structure: Risk & Capital Management Committee (CGRC): supports our Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to: · Decisions regarding our risk appetite, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk). 68Our Corporate Policy for Prevention and Fight Against Illegal Acts is available at our website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. ii. Politically Exposed Persons (PEPs) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs. We require a higher level of approval prior to establishing any relationship with a PEP. iii. risk management organizational structure Our risk management organizational structure complies with Brazilian and applicable international regulations currently in place and is aligned with best market practices. There is a structure in place for coordination and consolidation of information and related processes, which are all subject to verification by independent validation, internal controls and audit areas. The following committees are part of our risk and capital management governance structure: Risk & Capital Management Committee (CGRC): supports our Board of Directors in performing its duties related to our risk and capital management by meeting, at least, four times annually, and submitting reports and recommendations to assist the Board of Directors in its decision-making with respect to: · Decisions regarding our risk appetite, in terms of capital, liquidity, results, operational risk and reputation, ensuring these aspects are in alignment with our strategy, and including acceptable capital and liquidity levels and types of risks to which we may be exposed, as well as overall limits for each type of risk, tolerance for volatility of results and risk concentration, and general guidelines about tolerance for risks that may impact our brand (e.g., brand risk). 68

· Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements; · Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur; · Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance; · Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; · Fostering improvement in our Risk Culture. Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines. Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision- making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk. Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us. Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, such Credit Committees decide to submit to the CSC’s review. Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies. Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies. Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above. To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures. Risk governance at foreign subsidiaries Among our medium and long-term strategic goals, is our internationalization process that aims to reach, in the countries in which we do business, at least the same governance quality and level of results we observe in Brazil. Therefore, we have been continuously improving our risk monitoring and management processes, not only in operations carried out abroad, but also for the supervision, proximity and robust governance of our holding company. The continuous improvement of control processes allow us to better understand the particularities of each country and region in which we do business, and quickly adapt to changes in the different regulatory, social and economic market environments. 69· Supervision of our risk management and control activities in order to ensure their suitability to the risk levels assumed and to the complexity of the operations as well as compliance with regulatory requirements; · Review and approval of policies and strategies for capital management, to establish mechanisms and procedures aimed at keeping capital consistent with the risks we incur; · Establishing our minimum expected return on capital as a whole and for our lines of business, as well as monitoring performance; · Supervision of our incentive structures, including compensation, aimed at ensuring its alignment with risk control and value creation goals; · Fostering improvement in our Risk Culture. Superior Market Risk and Liquidity Committee (CSRML): meets on a monthly basis and is responsible for setting guidelines and governance for investments and market and liquidity risks regarding our consolidated positions and business lines. Superior Operational Risk Committee (CSRO): meets on a bimonthly basis and is responsible for understanding the risks of our processes and business, defining guidelines for operational risks management and assessing the results achieved by our Internal Controls and Compliance System. The CSRO is our main decision- making committee for all operational risk management matters. It is responsible for defining our operational risk framework and structure and related policies for identification, measurement, assessment, reporting and monitoring of operational risk. Superior Products Committee (CSP): meets on a weekly basis and is responsible for evaluating products, operations, services and processes that are beyond the authority of our Products Committees that report to it or that involve image risk to us. Superior Credit Committee (CSC): meets on a weekly basis and is responsible for analyzing and deciding on credit proposals that are beyond the authority of the credit committees that report to the CSC. It is also responsible for analyzing decisions which may have not been taken due to a lack of consensus at the committee immediately subordinate to it or cases where, due to the relevance or characteristics of the topic or other features, such Credit Committees decide to submit to the CSC’s review. Superior Retail Credit and Collection Committee (CSCCV): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Retail Credit and Collection portfolios and strategies. Superior Wholesale Credit and Collection Committee (CSCCA): meets on a monthly basis and is responsible for approving credit policies and assessing the performance of Wholesale Credit and Collection portfolios and strategies. Additionally, we have sub-committees, chaired by our chief risk officer and CFO, which are also responsible for risk and capital management. Any such sub-committee may report directly to the Risk and Capital Management Committee or to the sub-committees mentioned above. To support this structure, we have the Risks & Finance Control and Management Area, structured with specialized departments and subordinated to our chief risk officer and CFO, intending to independently and in a centralized manner to ensure that the institution’s risks and capital are managed in accordance with established policies and procedures. Risk governance at foreign subsidiaries Among our medium and long-term strategic goals, is our internationalization process that aims to reach, in the countries in which we do business, at least the same governance quality and level of results we observe in Brazil. Therefore, we have been continuously improving our risk monitoring and management processes, not only in operations carried out abroad, but also for the supervision, proximity and robust governance of our holding company. The continuous improvement of control processes allow us to better understand the particularities of each country and region in which we do business, and quickly adapt to changes in the different regulatory, social and economic market environments. 69

Risk management at our foreign subsidiaries is undertaken by teams dedicated to control and monitor risks, with direct communication channels that allow the information to flow at a timely manner as well as the alignment in the whole group. Finally, promoting the Risk Culture in Brazil and abroad strengthens the individual and collective responsibility of all of our employees, so they can do the right thing, at the right time and in the right way, respecting the ethical and sustainable way of doing business. Internal Audit The Internal Audit Department is subordinated, at the administrative level, to the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A. The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Audit Executive Office of Itaú Unibanco S.A., and its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees. The internal audit activities carried out and the use of the name internal audit in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco. The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval of the Audit Executive Office and to the Audit Committee. In the event of non- compliance with standards, the Internal Audit Department will report this fact to the Audit Committee. The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Chairman of the Board of Directors, and the Board of Directors. Risk Risk Management Credit Risk Our credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with our risk appetite, for each market segment in which we operate. Our credit risk governance is managed through corporate bodies, which report to the Board of Directors or to our executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting processes, including disclosure of institutional and supplementary policies on credit risk management, are the responsibility of our structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Our credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. Operational Operational risk management includes conduct risk, which is subject to Risk mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. We have a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a 70Risk management at our foreign subsidiaries is undertaken by teams dedicated to control and monitor risks, with direct communication channels that allow the information to flow at a timely manner as well as the alignment in the whole group. Finally, promoting the Risk Culture in Brazil and abroad strengthens the individual and collective responsibility of all of our employees, so they can do the right thing, at the right time and in the right way, respecting the ethical and sustainable way of doing business. Internal Audit The Internal Audit Department is subordinated, at the administrative level, to the Chairman of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A. The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Audit Executive Office of Itaú Unibanco S.A., and its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees. The internal audit activities carried out and the use of the name internal audit in the Conglomerate are exclusive to the Audit Executive Board of Itaú Unibanco. The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval of the Audit Executive Office and to the Audit Committee. In the event of non- compliance with standards, the Internal Audit Department will report this fact to the Audit Committee. The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Chairman of the Board of Directors, and the Board of Directors. Risk Risk Management Credit Risk Our credit risk management is intended to preserve the quality of the loan portfolio at levels compatible with our risk appetite, for each market segment in which we operate. Our credit risk governance is managed through corporate bodies, which report to the Board of Directors or to our executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting our credit limits, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting processes, including disclosure of institutional and supplementary policies on credit risk management, are the responsibility of our structure. We manage the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. Our credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Our credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. Operational Operational risk management includes conduct risk, which is subject to Risk mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. We have a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a 70 centralized control carried out by the internal control compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives. Liquidity Risk Our liquidity risk control is carried out by an area that is independent of our business areas, and which is responsible for defining the composition of our reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where we operate. All activities are subject to assessment by our independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN and the Central Bank regulations, we deliver our Liquidity Risk Statements (DLR) to the Central Bank monthly and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and charts to enable monitoring risk positions; · Assessment of funding costs and alternatives; and · Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects. Market Risk Our market risk management strategy os described in item 5.2.b. vi)of this Reference Form. Insurance In line with domestic and international practices, we have a risk management Products, structure which ensures that risks resulting from insurance, pension and Pension Plan special savings products are properly assessed and reported to the relevant and Premium forums. Bonds Risks The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. 71centralized control carried out by the internal control compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of our prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives. Liquidity Risk Our liquidity risk control is carried out by an area that is independent of our business areas, and which is responsible for defining the composition of our reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring the minimum limits for absorbing losses in stress scenarios in the countries where we operate. All activities are subject to assessment by our independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of CMN and the Central Bank regulations, we deliver our Liquidity Risk Statements (DLR) to the Central Bank monthly and the following items are regularly prepared and submitted to the senior management for monitoring and decision support: · Different scenarios for liquidity projections; · Contingency plans for crisis situations; · Reports and charts to enable monitoring risk positions; · Assessment of funding costs and alternatives; and · Tracking, and monitoring of funding sources considering counterparty type, maturity and other aspects. Market Risk Our market risk management strategy os described in item 5.2.b. vi)of this Reference Form. Insurance In line with domestic and international practices, we have a risk management Products, structure which ensures that risks resulting from insurance, pension and Pension Plan special savings products are properly assessed and reported to the relevant and Premium forums. Bonds Risks The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. As part of the risk management process, there is a governance structure where decisions may be escalated to sub-committees, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks. Our objective is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. 71

Environmental Risks identified, prioritized and respective actions taken are reported to the and social risk environmental and social risk management. The environmental and social risk is managed by the first line of defense in daily operations, supplemented by the technical support of our legal and risk control area, which has a specialized environmental and social management team. Business units also have proprietary criteria, including E&S risk assessment, to approve new products, which ensures compliance in all new products and processes adopted by the institution. The governance regarding these risks also includes the Environmental and Social Risk Committee, primarily responsible for issuing institutional guidelines on E&S risk exposures associated with our activities and operations. For further information about our Policy for Sustainability and Social and Environmental Responsibility, check our website at www.itau.com.br/investor-relations > Menu> Itaú Unibanco> Corporate Governance> Rules and Policies> Policies> Policy for Sustainability and Social and Environmental Responsibility. Regulatory We consider regulatory risk as the risk of incurring losses due to fines, Risk sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements . Model Risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. Due to increasing use of models, driven by the application of new technologies and by the expanded use of data, Itaú Unibanco hasimproved its governance in relation to data development and monitoring through of a set of guidelines, policies and procedures that aim the quality assurance and the mitigation of associated risks. Country Risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. Business and In order to handle risk adequately, we have governance and processes that Strategy Risk involve the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. Reputational Since reputational risk directly or indirectly permeates all of our operations Risk and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks be identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense · First line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules). 72 Environmental Risks identified, prioritized and respective actions taken are reported to the and social risk environmental and social risk management. The environmental and social risk is managed by the first line of defense in daily operations, supplemented by the technical support of our legal and risk control area, which has a specialized environmental and social management team. Business units also have proprietary criteria, including E&S risk assessment, to approve new products, which ensures compliance in all new products and processes adopted by the institution. The governance regarding these risks also includes the Environmental and Social Risk Committee, primarily responsible for issuing institutional guidelines on E&S risk exposures associated with our activities and operations. For further information about our Policy for Sustainability and Social and Environmental Responsibility, check our website at www.itau.com.br/investor-relations > Menu> Itaú Unibanco> Corporate Governance> Rules and Policies> Policies> Policy for Sustainability and Social and Environmental Responsibility. Regulatory We consider regulatory risk as the risk of incurring losses due to fines, Risk sanctions and other penalties applied by regulatory agencies resulting from lack of compliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements . Model Risk The use of models can lead to more accurate decisions and its increasingly use by the institution has supported strategic decisions in several contexts such as credit approval, operations pricing, volatility curves estimation, capital calculation, among others. Due to increasing use of models, driven by the application of new technologies and by the expanded use of data, Itaú Unibanco hasimproved its governance in relation to data development and monitoring through of a set of guidelines, policies and procedures that aim the quality assurance and the mitigation of associated risks. Country Risk We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. Business and In order to handle risk adequately, we have governance and processes that Strategy Risk involve the Risks & Finance Control and Management Area in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. Reputational Since reputational risk directly or indirectly permeates all of our operations Risk and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks be identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The structure adopted is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of defense · First line: represented by the business and back office areas, it is responsible for identifying, measuring, assessing, and managing operational risk events, as well as keeping an effective control environment (including the compliance with internal and external rules). 72

· Second line: represented by the independent internal controls/validation area, its responsibilities are, among others, disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis. · Third line: represented by the Internal Audit Department, its responsibilities are, among others, verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management. The second line of defense activity is carried out by the Internal Controls, Compliance and Operational Risk area, the matrix of which is segregated from the business and back office areas, thus ensuring its independence. Regarding its activities, the second line of defense carries out the process validation focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution. 5.2. In relation to the market risks indicated in item 4.2, inform: a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy Our institutional market risk management policy is a set of principles contained in the CMN regulations applicable to all business units and legal entities of the Itaú Unibanco Group. Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio), as well as some types of market risk (such as interest rate and foreign exchange risks). Daily risk reports, used by the business and control areas, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for: · providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives; · promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time; · increasing transparency as to how the business seeks to optimize results; · providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · monitoring and preventing risk concentration. The market risk is controlled by an area independent from the business units and that is responsible for performing the daily activities of (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and alerts; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to responsible individuals within the relevant business units in accordance with our governance requirements; (v) monitoring any necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies. Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes control effectiveness and coverage and is reviewed at least annually; it also ranges from mapping of the aggregated risk indicators (portfolio levels) to granular limits (individual desk levels) among others. The structure of market risk limits extends to the risk factor level, with specific limits aimed to improve the monitoring and understanding of the risk as well as to avoid risk concentration. These limits are determined based on projected balance sheet results, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s institutional policies. Our information flow aims 73· Second line: represented by the independent internal controls/validation area, its responsibilities are, among others, disclosing and ensuring the application of decisions, policies and strategies with respect to operational risk management, as well as validating policies and processes on an independent basis. · Third line: represented by the Internal Audit Department, its responsibilities are, among others, verifying, on an independent and periodic basis, the adequacy of processes and procedures for risk identification and management. The second line of defense activity is carried out by the Internal Controls, Compliance and Operational Risk area, the matrix of which is segregated from the business and back office areas, thus ensuring its independence. Regarding its activities, the second line of defense carries out the process validation focused on identifying, measuring, assessing, monitoring and responding to the organization’s operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution. 5.2. In relation to the market risks indicated in item 4.2, inform: a) whether the issuer has a formal market risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy Our institutional market risk management policy is a set of principles contained in the CMN regulations applicable to all business units and legal entities of the Itaú Unibanco Group. Our market risk management process is subject to the governance and hierarchy of committees, with specific limits assigned to different portfolios and levels (for example, Banking Portfolio, Trading Portfolio), as well as some types of market risk (such as interest rate and foreign exchange risks). Daily risk reports, used by the business and control areas, are also sent to senior management. In addition, our market risk management and control process is subject to periodic reviews. Our market risk control framework is responsible for: · providing visibility and assurance for all senior management levels that market risks assumed are in line with our risk-return objectives; · promoting a disciplined and informed dialogue about the overall market risk profile and its evolution over time; · increasing transparency as to how the business seeks to optimize results; · providing early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and · monitoring and preventing risk concentration. The market risk is controlled by an area independent from the business units and that is responsible for performing the daily activities of (i) risk measurement and assessment; (ii) monitoring stress scenarios, limits and alerts; (iii) application of stress scenarios, and related analysis and tests; (iv) reporting risk findings to responsible individuals within the relevant business units in accordance with our governance requirements; (v) monitoring any necessary actions to readjust positions and/or levels of risk to make them viable; and (vi) providing support for the launch of new financial products. To this end, we have a structured communication and information flow process that provides information to our Superior Committees and monitors compliance with the requirements of Brazilian and foreign regulatory agencies. Our structure of limits and alerts follows the guidelines of the Board of Directors and is approved by the Superior Market and Liquidity Risk Committee (CSRML) or proper authority level, which meets at least once a month. This structure of limits and alerts promotes control effectiveness and coverage and is reviewed at least annually; it also ranges from mapping of the aggregated risk indicators (portfolio levels) to granular limits (individual desk levels) among others. The structure of market risk limits extends to the risk factor level, with specific limits aimed to improve the monitoring and understanding of the risk as well as to avoid risk concentration. These limits are determined based on projected balance sheet results, stockholders’ equity, liquidity, market complexity and volatility, and our risk appetite. The process of setting these limit levels and breach reporting follows the procedures approved by our financial conglomerate´s institutional policies. Our information flow aims 73 at providing information for the several executive levels of the organization, including the Board of Directors members through the CGRC, which meets every two months. Risk limits are monitored daily and any excess and potential breaches of limits are reported and discussed at the proper authority levels:

- Within one business day, to the management of the relevant business units and to the risk control area and the business unit executives; and
- Within a month, to the Superior Market and Liquidity Risk Committee (CSRML) whenever this is the proper authority level.

The market risk management is governed by the internal policies below, approved by the respective proper bodies:

The Risk and Finance Policies Committee (CNRF) and the Board of Directors for policies with PS / RG reference code.

Reference	Policy	Revision date
PS-57	Market Risk Management and Control (Global)	02/01/2019
RG-23	Classification of Operations	02/01/2019
PR-100	Database of Market and Liquidity Risks, Results and Operations (Brazil)	02/05/2019
PR-97	Management of Market Risk Limits (Brazil)	02/13/2019
PR-121	Pricing Parameters (Global)	02/13/2019
PR-122	Market Risk Backtesting (Global)	02/13/2019
PR-98	Market Risk Stress Testing (Global)	02/05/2019
PR-55	Preparation of Market Risk Models	09/25/2018
PR-123	Prudential Adjustments Calculation Process (Global)	02/13/2019
PR-126	Market Risk Control Procedures for Treasury (Global)	02/14/2019
PR-123	Effectiveness of Economic Hedging of Foreign Investments (Brazil)	02/14/2019
PR-124	Market Risk Statement (Global)	02/13/2019
PR-47	Governance Internal Market Risk Models (Brazil)	09/25/2018

b) the objectives and strategies of the market risk management policy, if any, including:

i. market risks that are intended to be hedged

Hedges are mainly used against the risks posed by fluctuations in interest, inflation and foreign exchange rates.

ii. equity hedging strategy

The hedging strategy is aimed at adjusting income from foreign exchange variation after taxes on foreign investments (accounting basis) and its hedges. An economic hedge is composed of positions aimed at hedging income from foreign exchange variation on foreign investments. Economic hedges may be traded on stock or over-the-counter markets and through foreign currency liabilities.

74

The market risk management is aimed at mapping and controlling the risk of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by proper committees or authorities. The Treasury department carries out hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For management of these risks, the information provided and economic data are analyzed for hedging purposes. The so-called hedge accounting derivatives are monitored in accordance with their effectiveness and accounting impacts. iii. instruments used for equity hedging purposes When necessary, the Issuer operates in the market with derivative financial instruments. The Bank uses a number of financial instruments for risk management, including securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include: · interest rate and foreign currency futures contracts; · Non-Deliverable Forward (NDF); · interest rate and foreign exchange swap contracts; and · options. Transactions with derivative financial instruments are classified based on their characteristics, risk management or cash flow hedging. iv. parameters used for managing these risks Risk parameters used by the Issuer include market risk measures, such as: · Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level; · Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios); · Stop Loss: a mechanism that triggers a management review of positions, if accumulated losses in a given period reach specified levels; · Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and · Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, taking into account observable returns in historical extreme volatility scenarios. Additionally, sensitivity and loss control measures are also analyzed. These include: • Gap Analysis: accumulated exposure of cash flows by risk factor, marked-to-market and allocated on settlement dates; • Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest or index rates; and • Sensitivities to Various Risk Factors (Greek) - partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time. Itaú Unibanco manages its exposure based on the net of hedging and hedging objects. The controls that use net exposure limits are applied in accordance with the risk appetite determined by the bank. 75 The market risk management is aimed at mapping and controlling the risk of mismatches. The Market and Liquidity Risk Control Executive Board is responsible for mapping, calculating and informing market risks and mismatching of terms, currencies and indexes, as well as the use of limits approved by proper committees or authorities. The Treasury department carries out hedging transactions to mitigate and manage risks of mismatches, complying with the limits of exposure and risks approved by proper committees or authorities. For management of these risks, the information provided and economic data are analyzed for hedging purposes. The so-called hedge accounting derivatives are monitored in accordance with their effectiveness and accounting impacts. iii. instruments used for equity hedging purposes When necessary, the Issuer operates in the market with derivative financial instruments. The Bank uses a number of financial instruments for risk management, including securities and derivatives traded on over-the-counter or stock exchanges. Derivatives mainly include: · interest rate and foreign currency futures contracts; · Non-Deliverable Forward (NDF); · interest rate and foreign exchange swap contracts; and · options. Transactions with derivative financial instruments are classified based on their characteristics, risk management or cash flow hedging. iv. parameters used for managing these risks Risk parameters used by the Issuer include market risk measures, such as: · Value at Risk (VaR): a statistical metric that quantifies potential economic losses in normal market conditions, considering a defined holding period and confidence level; · Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact on assets, liabilities and derivatives portfolios of various risk factors in extreme market situations (based on prospective and historic scenarios); · Stop Loss: a mechanism that triggers a management review of positions, if accumulated losses in a given period reach specified levels; · Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (MtM – Mark to Market); and · Stressed VaR: a statistical measure derived from VaR calculation, aimed at capturing the largest risk in simulations of the current portfolio, taking into account observable returns in historical extreme volatility scenarios. Additionally, sensitivity and loss control measures are also analyzed. These include: • Gap Analysis: accumulated exposure of cash flows by risk factor, marked-to-market and allocated on settlement dates; • Sensitivity (DV01 – Delta Variation): impact on the market value of cash flows when a one basis point change is applied to current interest or index rates; and • Sensitivities to Various Risk Factors (Greek) - partial derivatives of a portfolio of options in connection with the prices of underlying assets, implied volatilities, interest rates and time. Itaú Unibanco manages its exposure based on the net of hedging and hedging objects. The controls that use net exposure limits are applied in accordance with the risk appetite determined by the bank. 75

v. whether the issuer operates financial instruments with goals diverse from equity hedging, and what are these goals The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities. Derivative instruments are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies. vi. the organizational structure for market risk management control Market risk Senior management is directly involved in market risk management, conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco. The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form. In addition to the description in said item, we detail below the governance process structured specifically to address market and liquidity risks. Superior Market and Liquidity Risk Committee (CSRML) CSRML is aimed to determine guidelines and governance for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for: Market and liquidity risk strategic management · Analyzing current and future liquidity levels and taking actions to promote the safe, efficient management of the Holding Company’s cash flows; · Discussing and deciding additional liquidity and market risk limits, within the authority assigned by the CGRC; and Guidelines on activities and decision-making powers assigned to the CGRML · Retention periods for main types of risks, taking into account the size of positions and market liquidity; · The positions under the management of this committee; · Risk control models and procedures, including those additional to the ones assigned by CRGC; · Issues and limits related to treasury operational risk; · Stop loss policies; · Incentive policies; · Maximum levels of liquidity mismatch (gap) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required; 76 v. whether the issuer operates financial instruments with goals diverse from equity hedging, and what are these goals The Issuer hedges transactions with clients and proprietary positions to take advantage of market opportunities, seeking to mitigate risks arising from fluctuations in prices of market risk factors and mismatches, and maintaining the classification of operations within exposure limits in effect approved by proper committees/authorities. Derivative instruments are used for these hedging activities and treasury proprietary transactions. For situations in which these are hedge accounting transactions, both hedge effectiveness and any accounting impacts are monitored. Accounting and economic hedging procedures are governed by institutional policies. vi. the organizational structure for market risk management control Market risk Senior management is directly involved in market risk management, conducted on an ongoing basis with commissions and committees meeting regularly so that the risk assessment and its impact on capital have an effective impact on the decision-making process of all levels, whether related to products, activities, processes or systems of Itaú Unibanco. The organizational structure for risk management control, including market risk, is described in item 5.1.b.iii of this Reference Form. In addition to the description in said item, we detail below the governance process structured specifically to address market and liquidity risks. Superior Market and Liquidity Risk Committee (CSRML) CSRML is aimed to determine guidelines and governance for investments and market and liquidity risks in connection with the Bank’s consolidated positions and business lines. Accordingly, the CSRML is mainly responsible for: Market and liquidity risk strategic management · Analyzing current and future liquidity levels and taking actions to promote the safe, efficient management of the Holding Company’s cash flows; · Discussing and deciding additional liquidity and market risk limits, within the authority assigned by the CGRC; and Guidelines on activities and decision-making powers assigned to the CGRML · Retention periods for main types of risks, taking into account the size of positions and market liquidity; · The positions under the management of this committee; · Risk control models and procedures, including those additional to the ones assigned by CRGC; · Issues and limits related to treasury operational risk; · Stop loss policies; · Incentive policies; · Maximum levels of liquidity mismatch (gap) for various terms and currencies, minimum levels of reserves in local and foreign currencies, subordinated to those defined by the CGRC, which may even determine additional or supplementary controls and limits, if required; 76

· Funding and investment policy in domestic and international financial markets; · Criteria and rules for determining the internal transfer pricing of funds in the conglomerate’s companies; · Strategies for financing the group portfolios; · Criteria and models for assessing liquidity risk; · Liquidity contingency plans. Establishing guidelines and governance for market and liquidity risks for managing funds from Technical Reserves and Insurance, Pension Plan and Premium Bonds (capitalization) equity. Monitoring a proper Asset Liability Management (AML) of private pension plan entities (foundations) related to the Itaú Unibanco Group. Monitoring the adequate management of the objectives and governance of defined investments and risks. The committee is composed as follows: · CEO of Itaú Unibanco Holding; · Wholesale Banking General Director; · Retail Banking General Director; · Vice President of Technology and Operations; · Vice President of the Risk and Finance Department (ARF); · Vice-President of the Legal, Institutional and People (AJIP); · Executive Officer – CIB; · Executive Officer - Global Markets and Treasury; · Executive Finance Officer; · Executive Internal Audit Officer; · Risk Officers; · Finance Officers; · Institutional Treasury Officers; and · Chief-Economist. Frequency of meetings: monthly. Market and Liquidity Risk Management Committee (CGRML) It is mainly responsible for: · discussing proposals for changing higher authority limits; · defining and monitoring its authority limits; · monitoring the impact of regulatory changes in the group liquidity and market risks. The committee is composed as follows: · Secretary: Market and Liquidity Risks Studies Manager; · Executive Officer - Global Markets and Treasury; · Executive Finance Officer; · Trading Officer; · Banking Officer; · Desks, Products and Planning Officer; · Market and Liquidity Risks Control Officer; and · Capital Management Officer. 77· Funding and investment policy in domestic and international financial markets; · Criteria and rules for determining the internal transfer pricing of funds in the conglomerate’s companies; · Strategies for financing the group portfolios; · Criteria and models for assessing liquidity risk; · Liquidity contingency plans. Establishing guidelines and governance for market and liquidity risks for managing funds from Technical Reserves and Insurance, Pension Plan and Premium Bonds (capitalization) equity. Monitoring a proper Asset Liability Management (AML) of private pension plan entities (foundations) related to the Itaú Unibanco Group. Monitoring the adequate management of the objectives and governance of defined investments and risks. The committee is composed as follows: · CEO of Itaú Unibanco Holding; · Wholesale Banking General Director; · Retail Banking General Director; · Vice President of Technology and Operations; · Vice President of the Risk and Finance Department (ARF); · Vice-President of the Legal, Institutional and People (AJIP); · Executive Officer – CIB; · Executive Officer - Global Markets and Treasury; · Executive Finance Officer; · Executive Internal Audit Officer; · Risk Officers; · Finance Officers; · Institutional Treasury Officers; and · Chief-Economist. Frequency of meetings: monthly. Market and Liquidity Risk Management Committee (CGRML) It is mainly responsible for: · discussing proposals for changing higher authority limits; · defining and monitoring its authority limits; · monitoring the impact of regulatory changes in the group liquidity and market risks. The committee is composed as follows: · Secretary: Market and Liquidity Risks Studies Manager; · Executive Officer - Global Markets and Treasury; · Executive Finance Officer; · Trading Officer; · Banking Officer; · Desks, Products and Planning Officer; · Market and Liquidity Risks Control Officer; and · Capital Management Officer. 77

· Topics that specifically need decision making are submitted to the Vice President of the Risk and Finance Department (ARF). Frequency of meetings: monthly. Meetings may be cancelled due to conflicting agendas and held at any time if requested by members. Risk and Finance Policies Committee (CNRF) The CNRF is aimed at improving governance and revising risk and capital policies. This committee is mainly responsible for: · revising and approving, by consensus, the policies under management of the Risk and Finance Department (ARF); · revising and validating, for final approval of the Board of Directors, the HF policies under management of the ARF not addressed by another committee with at least an officer level. The committee is composed of: · Chairman: Compliance and Operational Risk Officer; · Modeling and Credit Risk Officer; · Market and Liquidity Risks Control Officer; · Corporate Security Officer; · Executive Finance and Market Risk Officer; · Financial Control Officer; · Corporate Compliance Officer; · Internal Controls and Operational Risk Officer; · Head of Investor Relations; · Retail Finance and Support Officer; · Wholesale Finance Officer; and · Officers of other areas involved with the policies. Frequency of meetings: at least four times a year. Market Model Assessment Technical Committee (CTAM Market) The CTAM Market is aimed at approving market, pricing and liquidity risk models, based on the independent opinion of the model validation area, and recommending and monitoring action plans for validated models. It is mainly responsible for: approving market, pricing and liquidity risk models, as well as recommending and monitoring action plans for validated models. The CTAM is aimed at assessing market, pricing and liquidity risk models, based on the independent opinion of the model validation area. It is mainly responsible for: · approving models related to market, pricing and liquidity risk calculation; · deciding on whether to use market, pricing and liquidity risk models; · approving, recommending, suggesting and monitoring action plans proposed for validated models; · monitoring the performance of market risk models over time, determining new developments, if required; · monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control department. Models reproved or approved for use should be monitored, as a minimum agenda. Decisions made by this committee will be valid after informed to the Vice President of the Risk and Finance Management and Control Department. The committee is composed as follows: § Vice President of the Risk and Finance Management and Control Area (ACGRF); § Internal Controls, Compliance and Operational Risk Officer; § Market and Liquidity Risks Control Officer; § Internal Controls, Risk and Finance Compliance Superintendent; 78· Topics that specifically need decision making are submitted to the Vice President of the Risk and Finance Department (ARF). Frequency of meetings: monthly. Meetings may be cancelled due to conflicting agendas and held at any time if requested by members. Risk and Finance Policies Committee (CNRF) The CNRF is aimed at improving governance and revising risk and capital policies. This committee is mainly responsible for: · revising and approving, by consensus, the policies under management of the Risk and Finance Department (ARF); · revising and validating, for final approval of the Board of Directors, the HF policies under management of the ARF not addressed by another committee with at least an officer level. The committee is composed of: · Chairman: Compliance and Operational Risk Officer; · Modeling and Credit Risk Officer; · Market and Liquidity Risks Control Officer; · Corporate Security Officer; · Executive Finance and Market Risk Officer; · Financial Control Officer; · Corporate Compliance Officer; · Internal Controls and Operational Risk Officer; · Head of Investor Relations; · Retail Finance and Support Officer; · Wholesale Finance Officer; and · Officers of other areas involved with the policies. Frequency of meetings: at least four times a year. Market Model Assessment Technical Committee (CTAM Market) The CTAM Market is aimed at approving market, pricing and liquidity risk models, based on the independent opinion of the model validation area, and recommending and monitoring action plans for validated models. It is mainly responsible for: approving market, pricing and liquidity risk models, as well as recommending and monitoring action plans for validated models. The CTAM is aimed at assessing market, pricing and liquidity risk models, based on the independent opinion of the model validation area. It is mainly responsible for: · approving models related to market, pricing and liquidity risk calculation; · deciding on whether to use market, pricing and liquidity risk models; · approving, recommending, suggesting and monitoring action plans proposed for validated models; · monitoring the performance of market risk models over time, determining new developments, if required; · monitoring, as a minimum agenda, the stressed VaR (sVaR) period used to calculate market risk capital by internal models. Studies should be submitted by the market risk control department. Models reproved or approved for use should be monitored, as a minimum agenda. Decisions made by this committee will be valid after informed to the Vice President of the Risk and Finance Management and Control Department. The committee is composed as follows: § Vice President of the Risk and Finance Management and Control Area (ACGRF); § Internal Controls, Compliance and Operational Risk Officer; § Market and Liquidity Risks Control Officer; § Internal Controls, Risk and Finance Compliance Superintendent; 78

§ Specialized Client Service Superintendent; § Market and Liquidity Risk Control Officer; § Risk Infrastructure Superintendent; and § Treasury Planning Superintendent. Assignment of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, they may assign decision power to their respective superintendents. The Internal Controls, Compliance and Operational Risk Officer may not assign decision-making powers. Frequency of meetings: every two months or upon request. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The adequacy of the operating structure and internal controls to check the effectiveness of the policy adopted for market risks is the same to the one stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. 79§ Specialized Client Service Superintendent; § Market and Liquidity Risk Control Officer; § Risk Infrastructure Superintendent; and § Treasury Planning Superintendent. Assignment of decision-making power: In case of absence of the Market and Liquidity Risk Control Officer, they may assign decision power to their respective superintendents. The Internal Controls, Compliance and Operational Risk Officer may not assign decision-making powers. Frequency of meetings: every two months or upon request. c) The adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted The adequacy of the operating structure and internal controls to check the effectiveness of the policy adopted for market risks is the same to the one stated in item 5.1.c of this Reference Form. The adopted structure is adequate and able to monitor market risks in accordance with the guidelines of policies and the risk appetite statement. 79

5.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate: a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them. The management of Itaú Unibanco Holding is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements. Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company's receipts and payments are only being made as authorized by the Company's management and officers; (iii) provide reasonable assurance regarding the timely prevention or the detection of unauthorized acquisition, use or allocation of the Company’s assets that could have a material effect on our financial statements. Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures. Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements on December 31, 2018 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2018. b) The organizational structures involved Itaú Unibanco Holding’s internal controls and management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and it is in line with institutional policy (HF-19 – Integrated Management of Operational Risk, Internal Controls and Compliance), as a primary means to operate its Operational Risk, Internal Controls and Compliance management framework and to ensure compliance with defined guidelines by way of an integrated approach. In this framework: · The Operational Risk and Compliance Executive Board (DEROC) is, in principle, independent to exercise its duties, has direct communication with any management member or employee, access to any information required within the scope of its responsibilities and unrestricted access to the Senior Management to report situations that might generate risk to the Conglomerate. The DEROC is barred from carrying out the management of any Conglomerate’s business as a way to ensure such independence. · The Finance Executive Area (DEF) is responsible for guiding the compliance of the accounting practices with the standards defined by regulatory bodies and the accounting practices adopted in Brazil and abroad; preparing and reviewing internal circulars related to the Accounting Policies and Practices adopted; consulting regulatory bodies with regard to accounting matters; preparing, disclosing and 805.3. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate: a) The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them. The management of Itaú Unibanco Holding is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements. Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company's receipts and payments are only being made as authorized by the Company's management and officers; (iii) provide reasonable assurance regarding the timely prevention or the detection of unauthorized acquisition, use or allocation of the Company’s assets that could have a material effect on our financial statements. Due to their inherent limits, the internal controls related to the financial statements may not be able to avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures. Management evaluated the effectiveness of the internal controls related to the Company’s consolidated financial statements on December 31, 2018 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission in Internal Control (“COSO”) – Integrated Framework (2013). The management’s evaluation includes the documentation, assessment and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this evaluation, Management concluded that the internal controls related to the consolidated financial statements are effective with respect to December 31, 2018. b) The organizational structures involved Itaú Unibanco Holding’s internal controls and management framework is in conformity with the definitions established by international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013) (COSO - Enterprise Risk Management (ERM) - Integrated Framework), and Information Systems Audit and Control Association (ISACA) (Control Objectives for Information and Related Technology (COBIT)). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies, and it is in line with institutional policy (HF-19 – Integrated Management of Operational Risk, Internal Controls and Compliance), as a primary means to operate its Operational Risk, Internal Controls and Compliance management framework and to ensure compliance with defined guidelines by way of an integrated approach. In this framework: · The Operational Risk and Compliance Executive Board (DEROC) is, in principle, independent to exercise its duties, has direct communication with any management member or employee, access to any information required within the scope of its responsibilities and unrestricted access to the Senior Management to report situations that might generate risk to the Conglomerate. The DEROC is barred from carrying out the management of any Conglomerate’s business as a way to ensure such independence. · The Finance Executive Area (DEF) is responsible for guiding the compliance of the accounting practices with the standards defined by regulatory bodies and the accounting practices adopted in Brazil and abroad; preparing and reviewing internal circulars related to the Accounting Policies and Practices adopted; consulting regulatory bodies with regard to accounting matters; preparing, disclosing and 80 reviewing Itaú Unibanco’s Financial Statements; coordinating the engagement work with external auditors; and forwarding documents and accounting reports, as well as complying with any requirements and requests made by regulatory bodies. The financial statements are approved by the Superior Balance Sheet Closing Committee and the Audit Committee, as well as by the Fiscal Council and the Board of Directors. · The Executive Operations and Payments Board (DOP) is responsible for determining parameters for accounting processes, carrying out bookkeeping and reconciliation, and monitoring book accounts. The area is responsible for managing any operational risk events and the controls over its own processes, reporting and following up the regularization of any related event. c) Whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the Operational Risk and Compliance Executive Board is an integral part of the Superior Operational Risk Committee, with the presence of the institution’s CEO, General Directors and Vice Presidents. d) Deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, pursuant to the CVM regulation addressing the registration and exercising of the independent audit activity We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored on a monthly basis and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e) Officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We did not note any significant deficiencies in internal controls in the independent auditor’s report. 81reviewing Itaú Unibanco’s Financial Statements; coordinating the engagement work with external auditors; and forwarding documents and accounting reports, as well as complying with any requirements and requests made by regulatory bodies. The financial statements are approved by the Superior Balance Sheet Closing Committee and the Audit Committee, as well as by the Fiscal Council and the Board of Directors. · The Executive Operations and Payments Board (DOP) is responsible for determining parameters for accounting processes, carrying out bookkeeping and reconciliation, and monitoring book accounts. The area is responsible for managing any operational risk events and the controls over its own processes, reporting and following up the regularization of any related event. c) Whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the Operational Risk and Compliance Executive Board is an integral part of the Superior Operational Risk Committee, with the presence of the institution’s CEO, General Directors and Vice Presidents. d) Deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, pursuant to the CVM regulation addressing the registration and exercising of the independent audit activity We did not note any significant deficiencies in internal controls related to the financial statements in the independent auditor’s report. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored on a monthly basis and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e) Officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We did not note any significant deficiencies in internal controls in the independent auditor’s report. 81

5.4. In relation to integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconducts, frauds, irregularities and illicit acts against national or foreign public administration, inform: a) whether the issuer has rules, policies, procedures or practices aimed to prevent, detect and remedy frauds and illicit acts against public administration, and identify, if applicable: i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has established a corporate policy to prevent its involvement in illegal activities, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society by means of a governance structure focused on transparency, the strict compliance with rules and regulations, and cooperation with the police and legal authorities. It also seeks to keep an ongoing alignment with the best national and international practices to prevent and fight illicit acts by way of making investments and continually training its employees. In order to be compliant with corporate policy guidelines, Itaú Unibanco has established programs to prevent and fight illicit acts, which includes the following pillars: • Customer identification process; • “Know Your Customer” process (KYC); • “Know Your Partner” Process (KYP); • Know Your Supplier” Process (KYS); • “Know Your Employee” process (KYE); • Risk assessment on new products and services; • Transaction monitoring; • Reporting suspicious transactions to regulators and authorities; • Training; • Anti-money laundering and terrorism financing; • Preventing and fighting frauds; • Preventing and fighting internal frauds; and • Preventing and fighting accounting fraud. This program is applicable to the entire Itaú Unibanco Group, its subsidiaries and affiliates in Brazil and abroad. This corporate policy is revised once a year, and risks and procedures are reassessed on a permanent basis in accordance with the best market practices and dynamics. The Illicit Acts Prevention and Combat Corporate Policy is available on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Itaú Unibanco has a series of corporate policies, such as the Anti-Corruption Corporate Policy, Corporate Conduct, Integrity, and Ethics Policy, Government and Institutional Relations, Policy, Code of Ethics, and the Supplier Relationship Code, in addition to internal procedures that help prevent frauds and illicit acts against public administration. These policies are available on website www.itau.com.br/investor- relations > Menu > Itau Unibanco > Corporate Governance > Rules and Policies > Policies, and are revised on an annual basis. The Integrity and Ethics Program is structured based on procedures and controls in the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Doubts, and Illicit Acts. 825.4. In relation to integrity mechanisms and internal procedures adopted by the issuer to prevent, detect and remedy misconducts, frauds, irregularities and illicit acts against national or foreign public administration, inform: a) whether the issuer has rules, policies, procedures or practices aimed to prevent, detect and remedy frauds and illicit acts against public administration, and identify, if applicable: i. key integrity mechanisms and procedures adopted and its adequacy to the profile and risks identified by the issuer, and inform how often risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has established a corporate policy to prevent its involvement in illegal activities, protect its reputation and image with employees, clients, strategic partners, suppliers, service providers, regulators and society by means of a governance structure focused on transparency, the strict compliance with rules and regulations, and cooperation with the police and legal authorities. It also seeks to keep an ongoing alignment with the best national and international practices to prevent and fight illicit acts by way of making investments and continually training its employees. In order to be compliant with corporate policy guidelines, Itaú Unibanco has established programs to prevent and fight illicit acts, which includes the following pillars: • Customer identification process; • “Know Your Customer” process (KYC); • “Know Your Partner” Process (KYP); • Know Your Supplier” Process (KYS); • “Know Your Employee” process (KYE); • Risk assessment on new products and services; • Transaction monitoring; • Reporting suspicious transactions to regulators and authorities; • Training; • Anti-money laundering and terrorism financing; • Preventing and fighting frauds; • Preventing and fighting internal frauds; and • Preventing and fighting accounting fraud. This program is applicable to the entire Itaú Unibanco Group, its subsidiaries and affiliates in Brazil and abroad. This corporate policy is revised once a year, and risks and procedures are reassessed on a permanent basis in accordance with the best market practices and dynamics. The Illicit Acts Prevention and Combat Corporate Policy is available on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Itaú Unibanco has a series of corporate policies, such as the Anti-Corruption Corporate Policy, Corporate Conduct, Integrity, and Ethics Policy, Government and Institutional Relations, Policy, Code of Ethics, and the Supplier Relationship Code, in addition to internal procedures that help prevent frauds and illicit acts against public administration. These policies are available on website www.itau.com.br/investor- relations > Menu > Itau Unibanco > Corporate Governance > Rules and Policies > Policies, and are revised on an annual basis. The Integrity and Ethics Program is structured based on procedures and controls in the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Doubts, and Illicit Acts. 82

Risks are reassessed and the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as indicators, key control tests, risk diagnosis or studies of processes, audit work, outside assessments, and monitoring of standards and trends. Itaú Unibanco’s Integrity and Ethics Program is assessed by the Internal Audit department every year with satisfactory outcomes. Internal policies are also revised annually. Additionally, in 2018 Itaú Unibanco’s Integrity Program was assessed for maturity by an outside independent consultancy. This assessment was carried out through a methodology based on foreign legislations and the highest international integrity program assessment standards, covering a number of aspects of the Brazilian Anti-Corruption Law (Law No. 12,846/13), the Decree that regulated this law (Decree No. 8,420/15), and the guidelines of the Office of the Federal Controller General (CGU) for integrity program implementation. The outcome of this assessment has evidenced Itaú Unibanco’s Integrity Program’s advanced maturity level. Our efforts to combat and prevent corruption and fraud have been publicly acknowledged by the Ministry of Transparency and the General Comptroller´s Office (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company in 2016 and 2017. In this last edition, from the 375 participating companies in 2017, 23 companies were approved and recognized at the Lei da Empresa Limpa Conference held in Brasilia in December 2017. Itaú Unibanco were the only financial institution to be part of the awards. From 2018, this recognition will be announced every two years. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable The illicit acts prevention and combat activities, including monitoring, are carried out by the Corporate Security Office of Itaú Unibanco, which is responsible for: · managing Itaú Unibanco’s Prevention of Illicit Acts Program in Brazil and abroad; · validating the sector policies of Illicit Acts Prevention prepared by business units; · previously assessing the risks associated with money laundering, terrorism financing, and frauds in new products and services; · defining minimum guidelines and criteria for classifying risks of money laundering, terrorism financing and frauds in connection with clients, business partners, suppliers, and service providers; · supporting the business units in defining and implementing Illicit Acts Prevention processes; · assessing risks associated with money laundering, terrorism financing and frauds when commencing and keeping a relationship with individual or corporate clients of Itaú Unibanco Brazil in connection with processes under its direct management; · monitoring and diagnosing different types of illicit acts, anticipating trends, and proposing preventive and remedial solutions; · monitoring, identifying and analyzing suspicious transactions or transactions with evidence of fraud, money laundering or terrorism financing, and reporting them to the proper authorities in Brazil, where applicable, as well as overseeing these activities in international units; · coordinating the Anti-Money Laundering (AML) and Terrorism Financing Combat Committee (CFT) regarding operations conducted through Itaú Unibanco Brazil, and monitoring and/or taking part in the AML/CFT committees of foreign units; · preparing and implementing ongoing training programs for management members and employees of Itaú Unibanco Brazil on anti-money laundering, terrorism financing and frauds. The preparation and 83Risks are reassessed and the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as indicators, key control tests, risk diagnosis or studies of processes, audit work, outside assessments, and monitoring of standards and trends. Itaú Unibanco’s Integrity and Ethics Program is assessed by the Internal Audit department every year with satisfactory outcomes. Internal policies are also revised annually. Additionally, in 2018 Itaú Unibanco’s Integrity Program was assessed for maturity by an outside independent consultancy. This assessment was carried out through a methodology based on foreign legislations and the highest international integrity program assessment standards, covering a number of aspects of the Brazilian Anti-Corruption Law (Law No. 12,846/13), the Decree that regulated this law (Decree No. 8,420/15), and the guidelines of the Office of the Federal Controller General (CGU) for integrity program implementation. The outcome of this assessment has evidenced Itaú Unibanco’s Integrity Program’s advanced maturity level. Our efforts to combat and prevent corruption and fraud have been publicly acknowledged by the Ministry of Transparency and the General Comptroller´s Office (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company in 2016 and 2017. In this last edition, from the 375 participating companies in 2017, 23 companies were approved and recognized at the Lei da Empresa Limpa Conference held in Brasilia in December 2017. Itaú Unibanco were the only financial institution to be part of the awards. From 2018, this recognition will be announced every two years. ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, to indicate its duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of members, if applicable The illicit acts prevention and combat activities, including monitoring, are carried out by the Corporate Security Office of Itaú Unibanco, which is responsible for: · managing Itaú Unibanco’s Prevention of Illicit Acts Program in Brazil and abroad; · validating the sector policies of Illicit Acts Prevention prepared by business units; · previously assessing the risks associated with money laundering, terrorism financing, and frauds in new products and services; · defining minimum guidelines and criteria for classifying risks of money laundering, terrorism financing and frauds in connection with clients, business partners, suppliers, and service providers; · supporting the business units in defining and implementing Illicit Acts Prevention processes; · assessing risks associated with money laundering, terrorism financing and frauds when commencing and keeping a relationship with individual or corporate clients of Itaú Unibanco Brazil in connection with processes under its direct management; · monitoring and diagnosing different types of illicit acts, anticipating trends, and proposing preventive and remedial solutions; · monitoring, identifying and analyzing suspicious transactions or transactions with evidence of fraud, money laundering or terrorism financing, and reporting them to the proper authorities in Brazil, where applicable, as well as overseeing these activities in international units; · coordinating the Anti-Money Laundering (AML) and Terrorism Financing Combat Committee (CFT) regarding operations conducted through Itaú Unibanco Brazil, and monitoring and/or taking part in the AML/CFT committees of foreign units; · preparing and implementing ongoing training programs for management members and employees of Itaú Unibanco Brazil on anti-money laundering, terrorism financing and frauds. The preparation and 83 implementation of training programs in foreign units is the responsibility of the AML/CFT team of the respective unit. The Corporate Compliance Office (DCC) is responsible for coordinating the identification of major risks associated with corruption and required adjustments of the Integrity and Ethics Program processes, with the support of other departments, such as the Corporate Security Office and the Internal Controls and Risk Office. As defined in the Compliance Policy approved by the Board of Directors, the Compliance department is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. This independence is strengthened by the framework of the Integrity and Ethics joint body coordinated by the DCC and the Program reporting to a number of Senior Management joint bodies (Superior Ethics and Sustainability Committee, Audit Committee, and Board of Directors). DCC has, among its responsibilities, risk analysis with a focus on integrity and ethics; the creation of policies and procedures related to the Integrity and Ethics Program; alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing the risks; the establishment and implementation of a communication and training plan; and monitoring. These responsibilities are formalized in the Anti-corruption Corporate Policy. DCC also works in the dissemination of the Integrity and Ethics Program in the International Units of the Conglomerate, evaluating and supporting the actions of communication, awareness and training. The actions of the Program for Brazil and the International Units are discussed and approved in the Committees of Integrity and Ethics.. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the fiscal council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates The Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. The Corporate Conduct, Integrity, and Ethics Policy complements the Code of Ethics, establishing a series of procedures to ensure the spreading of ethical behaviors and the adoption of proper conduct by all policy addressees. Also complementing the Code of Ethics is the Supplier Relationship Code that is to be applied to all management members and employees of Itaú Unibanco and its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to non- profit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers, and other stakeholders. • whether and how often officers, members of the fiscal council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules Senior management members take part in integrity and ethics training by way of in-person lectures and e-learning courses. Officers take part in integrity and ethics (business ethics, anti-corruption, compliance, information security, AML, personal investments, etc.) e-learning courses and in-person seminars. Members of the board of directors attend annual in-person illicit acts prevention and AML lectures. Furthermore, everybody receives periodic corporate communications on Code of Ethics related topics (via corporate portal and other available media) and must adhere to the corporate integrity policies on an annual basis by way of an electronic mandatory statement. 84implementation of training programs in foreign units is the responsibility of the AML/CFT team of the respective unit. The Corporate Compliance Office (DCC) is responsible for coordinating the identification of major risks associated with corruption and required adjustments of the Integrity and Ethics Program processes, with the support of other departments, such as the Corporate Security Office and the Internal Controls and Risk Office. As defined in the Compliance Policy approved by the Board of Directors, the Compliance department is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. This independence is strengthened by the framework of the Integrity and Ethics joint body coordinated by the DCC and the Program reporting to a number of Senior Management joint bodies (Superior Ethics and Sustainability Committee, Audit Committee, and Board of Directors). DCC has, among its responsibilities, risk analysis with a focus on integrity and ethics; the creation of policies and procedures related to the Integrity and Ethics Program; alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing the risks; the establishment and implementation of a communication and training plan; and monitoring. These responsibilities are formalized in the Anti-corruption Corporate Policy. DCC also works in the dissemination of the Integrity and Ethics Program in the International Units of the Conglomerate, evaluating and supporting the actions of communication, awareness and training. The actions of the Program for Brazil and the International Units are discussed and approved in the Committees of Integrity and Ethics.. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the fiscal council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates The Itaú Unibanco’s Code of Ethics applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. The Corporate Conduct, Integrity, and Ethics Policy complements the Code of Ethics, establishing a series of procedures to ensure the spreading of ethical behaviors and the adoption of proper conduct by all policy addressees. Also complementing the Code of Ethics is the Supplier Relationship Code that is to be applied to all management members and employees of Itaú Unibanco and its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to non- profit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers, and other stakeholders. • whether and how often officers, members of the fiscal council, members of the board of directors, and employees undergo training in the code of ethics or code of conduct and other related rules Senior management members take part in integrity and ethics training by way of in-person lectures and e-learning courses. Officers take part in integrity and ethics (business ethics, anti-corruption, compliance, information security, AML, personal investments, etc.) e-learning courses and in-person seminars. Members of the board of directors attend annual in-person illicit acts prevention and AML lectures. Furthermore, everybody receives periodic corporate communications on Code of Ethics related topics (via corporate portal and other available media) and must adhere to the corporate integrity policies on an annual basis by way of an electronic mandatory statement. 84

• any sanctions applicable for violating the code or other rules, identifying the document in which these sanctions are provided Any noncompliance with the guidelines of the Code of Ethics, the Corporate Conduct, Integrity and Ethics Policy, the Corporate Anti-Corruption Policy, and the Supplier Relationship Code, in addition to other corporate integrity policies, is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. These sanctions may range from receiving feedback or warning to the mere termination or termination for cause according to the seriousness of the misconduct. • the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where in the web this document may be found The Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on August 25, 2016 and will be revised in 2019. This document is available on the bank’s intranet and on the Internet at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Code of Ethics and Conduct. b) whether the issuer has a whistleblowing channel, indicating, if applicable: i) if it is either an internal channel or it is in charge of third parties Itaú Unibanco’s Code of Ethics encourages the timely reporting of suspected or actual violation of guidelines, laws, rules or regulations. It sets forth that the commitment of each and every employee to the Code of Ethics is the effective pillar of Itaú Unibanco’s soundness and continuity. If an employee faces or witness any suspicious or actual related situation, they are responsible for promptly reporting it to available channels, each with its own specificities, as follows: the Ethics Consultancy, Audit Committee, Inspector Office, and Internal Ombudsman’s Office. These four internal channels are structured as follows: · Ethics Consultancy The Ethics Consultancy is structured in the Regulator Relationship and Compliance Superintendence, which reports to the Operational Risk and Compliance Executive Board. · Audit Committee The Audit Committee reports to the Board of Directors. · Inspector Office The Inspector Office is structured under the Superintendent for Prevention of Fraud, which reports to the Corporate Security Office. · Internal Ombudsman’s Office The Internal Ombudsman’s Office is structured in the Ombudsman Superintendence, which reports directly to the Presidency. ii) whether the channel is open to receive reports from third parties or only from employees These reporting channels are available to the following audiences: · Ethics Consultancy Channel available to employees for guidance and solving doubts on ethical issues, such as conflicts of interest and ethical dilemmas. · Audit Committee A channel available to internal employees and the public to receive suspected or actual reports on any noncompliance with legal and regulatory provisions and internal rules, frauds committed by management members, employees or third parties, or errors resulting in significant misstatements. 85 • any sanctions applicable for violating the code or other rules, identifying the document in which these sanctions are provided Any noncompliance with the guidelines of the Code of Ethics, the Corporate Conduct, Integrity and Ethics Policy, the Corporate Anti-Corruption Policy, and the Supplier Relationship Code, in addition to other corporate integrity policies, is subject to administrative sanctions set forth in Itaú Unibanco’s internal rules. These sanctions may range from receiving feedback or warning to the mere termination or termination for cause according to the seriousness of the misconduct. • the body approving the code, date of approval, and, if the issuer discloses the code of conduct, where in the web this document may be found The Itaú Unibanco’s Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on August 25, 2016 and will be revised in 2019. This document is available on the bank’s intranet and on the Internet at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Code of Ethics and Conduct. b) whether the issuer has a whistleblowing channel, indicating, if applicable: i) if it is either an internal channel or it is in charge of third parties Itaú Unibanco’s Code of Ethics encourages the timely reporting of suspected or actual violation of guidelines, laws, rules or regulations. It sets forth that the commitment of each and every employee to the Code of Ethics is the effective pillar of Itaú Unibanco’s soundness and continuity. If an employee faces or witness any suspicious or actual related situation, they are responsible for promptly reporting it to available channels, each with its own specificities, as follows: the Ethics Consultancy, Audit Committee, Inspector Office, and Internal Ombudsman’s Office. These four internal channels are structured as follows: · Ethics Consultancy The Ethics Consultancy is structured in the Regulator Relationship and Compliance Superintendence, which reports to the Operational Risk and Compliance Executive Board. · Audit Committee The Audit Committee reports to the Board of Directors. · Inspector Office The Inspector Office is structured under the Superintendent for Prevention of Fraud, which reports to the Corporate Security Office. · Internal Ombudsman’s Office The Internal Ombudsman’s Office is structured in the Ombudsman Superintendence, which reports directly to the Presidency. ii) whether the channel is open to receive reports from third parties or only from employees These reporting channels are available to the following audiences: · Ethics Consultancy Channel available to employees for guidance and solving doubts on ethical issues, such as conflicts of interest and ethical dilemmas. · Audit Committee A channel available to internal employees and the public to receive suspected or actual reports on any noncompliance with legal and regulatory provisions and internal rules, frauds committed by management members, employees or third parties, or errors resulting in significant misstatements. 85

· Inspector Office A channel available to internal employees and the public to receive reports on frauds and other illicit acts, including corruption acts. · Internal Ombudsman’s Office A channel available to employees to receive and handle interpersonal conflicts and conflicts of interest in the workplace, ethical misconduct and nonconformities with related institutional policies carried out by management members and employees. iii) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith These channels provide confidentiality and protection to whistleblowers. The Code of Ethics provides information on how a report may be filed, as follows: · Secrecy of the inquiry will be strictly kept; · Anonymity will be ensured to those who so desire; · The investigation will be unbiased and independently conducted; · Reports or accusations without consistent reasoning will be disregarded; · Malicious information or accusations, aiming to undermine someone, will be subject to disciplinary measures; · Disciplinary measures are prescribed for any attempted retaliation. iv) issuer’s body responsible for investigating whistleblowing reports Itaú Unibanco’s Code of Ethics discloses four guidance channels for reporting any suspected or actual violation of a guideline, law, rule or regulation. All reports are received and analyzed by the proper channel, on an independent, unbiased basis and at arm’s length, and a registration is kept of the related analysis and handling history. The responsibilities of these channels and the governance ruling their activities are formalized in the organization’s internal policies, such as the Reporting Channel – Illicit Acts Policy (PAI-12) and the Corporate Integrity and Ethics Policy (HF-5). · Ethics Consultancy The Ethics Consultancy guides and solves doubts on issues regarding the Code of Ethics and the Integrity and Ethics Corporate Policy (HF-5), such as conflicts of interest and ethical dilemmas, through the email COMITÊ DE INTEGRIDADE E ÉTICA (Brazil) or the local Compliance Officer available in foreign units. If required, the Ethics Consultancy or the local Compliance Officer may forward the issue to an integrity and ethics joint body. · Audit Committee The Audit Committee is one of the channels that receive reports whose investigations are coordinated by the Internal Audit. · Inspector Office The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and internal and external inquiries, requesting support from other departments, such as the Legal, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports. In the event a specific report can not be assessed due to a conflict of interest, the procedure to be followed for submission of the report to the Internal Audit Executive Board is described below: 86· Inspector Office A channel available to internal employees and the public to receive reports on frauds and other illicit acts, including corruption acts. · Internal Ombudsman’s Office A channel available to employees to receive and handle interpersonal conflicts and conflicts of interest in the workplace, ethical misconduct and nonconformities with related institutional policies carried out by management members and employees. iii) whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith These channels provide confidentiality and protection to whistleblowers. The Code of Ethics provides information on how a report may be filed, as follows: · Secrecy of the inquiry will be strictly kept; · Anonymity will be ensured to those who so desire; · The investigation will be unbiased and independently conducted; · Reports or accusations without consistent reasoning will be disregarded; · Malicious information or accusations, aiming to undermine someone, will be subject to disciplinary measures; · Disciplinary measures are prescribed for any attempted retaliation. iv) issuer’s body responsible for investigating whistleblowing reports Itaú Unibanco’s Code of Ethics discloses four guidance channels for reporting any suspected or actual violation of a guideline, law, rule or regulation. All reports are received and analyzed by the proper channel, on an independent, unbiased basis and at arm’s length, and a registration is kept of the related analysis and handling history. The responsibilities of these channels and the governance ruling their activities are formalized in the organization’s internal policies, such as the Reporting Channel – Illicit Acts Policy (PAI-12) and the Corporate Integrity and Ethics Policy (HF-5). · Ethics Consultancy The Ethics Consultancy guides and solves doubts on issues regarding the Code of Ethics and the Integrity and Ethics Corporate Policy (HF-5), such as conflicts of interest and ethical dilemmas, through the email COMITÊ DE INTEGRIDADE E ÉTICA (Brazil) or the local Compliance Officer available in foreign units. If required, the Ethics Consultancy or the local Compliance Officer may forward the issue to an integrity and ethics joint body. · Audit Committee The Audit Committee is one of the channels that receive reports whose investigations are coordinated by the Internal Audit. · Inspector Office The Corporate Security Office analyzes the reports received, obtains supplementary information and documents to investigate facts, carries out interviews and internal and external inquiries, requesting support from other departments, such as the Legal, Audit or Internal Ombudsman’s Office, to help analyze and/or address such reports. In the event a specific report can not be assessed due to a conflict of interest, the procedure to be followed for submission of the report to the Internal Audit Executive Board is described below: 86

Involved in the report Responsible for the analysis and handling Up to superintendent level Corporate Security Office Officers and executive officers Executive Internal Audit Board and Corporate Security Office Members of the Executive Committee or Executive Internal Audit Board and Audit Committee or members of the Board Corporate Security Office of Directors or other members of the committees reporting to the Board of Directors Board of Directors, Audit Committee, and Audit Officers Corporate Security Office · Internal Ombudsman’s Office The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level. This department monthly reports to the Executive President those incidents handled by employees of the superintendent level and above, as well as incidents that involve any potential risk to the organization. For more critical incidents, the channel may also request the Executive Committee and/or the Audit Committee to resolve on incidents involving senior management members. c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate reorganizations, Itaú Unibanco, through its proprietary mergers and acquisitions department, adopts the procedures available to identify any weaknesses and relevant undue practices in connection with the counterparties involved in such process. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by the inclusion of specific contractual clauses in the instruments that formalize each operation. A diligence is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a merger or acquisition operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or relevant undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. In addition to the proprietary mergers and acquisitions department and the external advisors engaged with exclusivity to this end, the diligence process involves other departments of the bank to help the analysis process, such as the Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security. Notwithstanding all reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal or financial advisors may not detect them. Should this occur and Itaú Unibanco incur losses as a result of these weaknesses and undue practices after the completion of the process, the indemnity rules provided for in the agreements related to each operation will be applied. 87Involved in the report Responsible for the analysis and handling Up to superintendent level Corporate Security Office Officers and executive officers Executive Internal Audit Board and Corporate Security Office Members of the Executive Committee or Executive Internal Audit Board and Audit Committee or members of the Board Corporate Security Office of Directors or other members of the committees reporting to the Board of Directors Board of Directors, Audit Committee, and Audit Officers Corporate Security Office · Internal Ombudsman’s Office The Internal Ombudsman’s Office is an independent department in the organization with autonomy to operate in any hierarchical level. This department monthly reports to the Executive President those incidents handled by employees of the superintendent level and above, as well as incidents that involve any potential risk to the organization. For more critical incidents, the channel may also request the Executive Committee and/or the Audit Committee to resolve on incidents involving senior management members. c) whether the issuer adopts any procedures in mergers, acquisitions or corporate reorganizations to identify weaknesses and risks of undue practices in the companies involved in these processes In mergers, acquisitions, and corporate reorganizations, Itaú Unibanco, through its proprietary mergers and acquisitions department, adopts the procedures available to identify any weaknesses and relevant undue practices in connection with the counterparties involved in such process. This procedure is carried out by way of a thorough diligence process on companies subject to a merger or acquisition, as well as by the inclusion of specific contractual clauses in the instruments that formalize each operation. A diligence is the in-depth assessment and analysis of publicly and non-publicly information and documents of an entity and/or a business as part of a merger or acquisition operation. It is a long-running, complex investigation process aimed at identifying weaknesses and/or relevant undue practices in the company involved in the process and validating the data made available to prospective buyers. This process comprises financial, accounting, fiscal, technology, legal, corporate, labor, social security, E&S, real estate, intellectual property, compliance, AML, anti-corruption, among other issues, so as to assure whether the company has conducted business in compliance with applicable legislation and whether it is regularly organized, in addition to whether it holds all authorizations and permits required for operation purposes. In addition to the proprietary mergers and acquisitions department and the external advisors engaged with exclusivity to this end, the diligence process involves other departments of the bank to help the analysis process, such as the Compliance, Audit and Internal Controls, Corporate Legal and Litigation, Business and Products, Finance, Tax, Treasury, Human Resources, Technology and Information Security. Notwithstanding all reasonable measures taken to identify weaknesses and undue practices, there is always the risk that we, our legal or financial advisors may not detect them. Should this occur and Itaú Unibanco incur losses as a result of these weaknesses and undue practices after the completion of the process, the indemnity rules provided for in the agreements related to each operation will be applied. 87

Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties regarding themselves and the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of companies and compliance with legislation applicable to these companies, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation in question and the payment of compensation to the buyer for the damage suffered. After completing this process, the resulting analysis is submitted to and discussed by the executive team involved in the business and later forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, if applicable. d) whether the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly Not applicable. 88Regarding contractual provisions, Itaú Unibanco demands that its counterparties provide a number of representations and warranties regarding themselves and the entities and/or business involved in the operation. These representations and warranties cover, for example, the regular organization of companies and compliance with legislation applicable to these companies, including specific anti-corruption and anti-money laundering regulations. Any breach of these representations and warranties by counterparties may cause different penalties to befall these counterparties, including the early termination of the contract or operation in question and the payment of compensation to the buyer for the damage suffered. After completing this process, the resulting analysis is submitted to and discussed by the executive team involved in the business and later forwarded for approval by the Strategy Committee, the Executive Committee and/or the Board of Directors, if applicable. d) whether the issuer has no rules, policies or practices to prevent, detect and remedy frauds and illicit acts carried out against public administration, identify the reasons why the issuer has failed to adopt any controls accordingly Not applicable. 88

5.5. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which the Issuer is exposed or in the risk management policy adopted. We have listed the Risk Management continuous improvement as one of the six strategic priority fronts, which allows identifying challenges, preventing and quickly changing the course of action whenever required. We believe that managing risks is the essence of our activity and a responsibility of all employees. We have the challenge of following up and monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the day-to-day of risk management. In relation to any expected increase or decrease in the Issuer’s exposure to risks, in addition to those declared in the traditional risk management, we will also seek to monitor: § Business risk: customer centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition, creating new products and services always focused on customer satisfaction. § Technology risk: we are committed to managing our digitization process, preventing the obsolescence of platforms or systems that may no longer meet business needs, in addition to increasing our IT department productivity. § People risk: we are committed to improving mechanisms to attract, motivate and retain the best professionals. We should continually improve our evaluation models to be increasingly perceived as fair and meritocratic. § Regulatory risk: we should always be attentive to specific changes in laws and regulations that may affect our business and the offer of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes. 5.6. Supply other information that the issuer may deem relevant On August 21, 2017, the Central Bank of Brazil published CMN Resolution No. 4,557, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the establishment of a Risk Committee, the nomination of the Chief Risk Officer (CRO) reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution No. 4,557 and, accordingly, there is no significant impact arising from its adoption. 895.5. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which the Issuer is exposed or in the risk management policy adopted. We have listed the Risk Management continuous improvement as one of the six strategic priority fronts, which allows identifying challenges, preventing and quickly changing the course of action whenever required. We believe that managing risks is the essence of our activity and a responsibility of all employees. We have the challenge of following up and monitoring traditional risk areas (market, credit and operational risks), and seek, based on our risk culture, to involve all our employees in the day-to-day of risk management. In relation to any expected increase or decrease in the Issuer’s exposure to risks, in addition to those declared in the traditional risk management, we will also seek to monitor: § Business risk: customer centricity is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition, creating new products and services always focused on customer satisfaction. § Technology risk: we are committed to managing our digitization process, preventing the obsolescence of platforms or systems that may no longer meet business needs, in addition to increasing our IT department productivity. § People risk: we are committed to improving mechanisms to attract, motivate and retain the best professionals. We should continually improve our evaluation models to be increasingly perceived as fair and meritocratic. § Regulatory risk: we should always be attentive to specific changes in laws and regulations that may affect our business and the offer of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes. 5.6. Supply other information that the issuer may deem relevant On August 21, 2017, the Central Bank of Brazil published CMN Resolution No. 4,557, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous, integrated risk management framework, the requirements for defining the Risk Appetite Statement (RAS) and the stress testing program, the establishment of a Risk Committee, the nomination of the Chief Risk Officer (CRO) reported to the Central Bank of Brazil, and the CRO’s roles, responsibilities and independence requirements. Itaú Unibanco complies with the best risk and capital management practices set forth in CMN Resolution No. 4,557 and, accordingly, there is no significant impact arising from its adoption. 89

6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration, and date of registration with CVM Date of Issuer’s incorporation 09/09/1943 Type of business organization Corporation Country of incorporation Brazil Term of duration Undetermined Date of registration with CVM 12/30/2002 90 6.1 / 6.2 / 6.4 – Issuer’s incorporation, term of duration, and date of registration with CVM Date of Issuer’s incorporation 09/09/1943 Type of business organization Corporation Country of incorporation Brazil Term of duration Undetermined Date of registration with CVM 12/30/2002 90

6.3. Brief history of the Issuer General Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our CNPJ/MF nº 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws, is to undertake the banking activity in all authorized forms, including foreign exchange operations. 916.3. Brief history of the Issuer General Our legal name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held corporation for an unlimited period of time under the laws of Brazil. Our head offices are located at Praça Alfredo Egydio de Souza Aranha, 100, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our CNPJ/MF nº 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under NIRE No. 35300010230. Our social purpose, as established by Article 2 of our Bylaws, is to undertake the banking activity in all authorized forms, including foreign exchange operations. 91

92 92

In 2018 we celebrated the 10th anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America’s largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century. Our story begins in 1924, when the banking section of Casa Moreira Salles started its operations in Minas Gerais, later becoming União dos Bancos Brasileiros and widely known as Unibanco. The other pillar of our history began with the incorporation of Banco Central de Crédito in 1943 in the city of São Paulo. Over its early decades of life, mergers resulted in the incorporation of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating through Banco Itaú S.A., currently Itaú Unibanco. The volatility of the context in which we find ourselves, especially the Brazilian economy, has contributed to increasing our ability to manage risks, get used to scenarios of uncertainty and adapt rapidly to changes. The merger between Itaú and Unibanco in 2008 was considered the largest deal in Brazil’s history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis in the international market. In spite of this context, we have learned from our customers, evolved and created an organization capable of expanding its operations beyond the Brazilian borders. The result was a new bank with the vocation and ability to foster people’s power of transformation. Ten years later, our market value on December 31, 2018 is R$342.0 billion, three times greater than the total sum of the two organizations in 2008. This transaction is not the end of the history of two great banks. It is rather the starting point of an endeavor especially focused on our customers, employees and on the use of the best digital tools to ease the use of our products. As part of the merger consolidation and build-up of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operating and financial expenses, but also the cost of capital allocated to each business line in an effort to achieve proper remuneration. This has meant that our operations are now dedicated to business that effectively create stockholder value, stipulating a minimum return required for our operations. 6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions: Not applicable. 6.6. Other relevant information Not applicable. 93In 2018 we celebrated the 10th anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America’s largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century. Our story begins in 1924, when the banking section of Casa Moreira Salles started its operations in Minas Gerais, later becoming União dos Bancos Brasileiros and widely known as Unibanco. The other pillar of our history began with the incorporation of Banco Central de Crédito in 1943 in the city of São Paulo. Over its early decades of life, mergers resulted in the incorporation of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating through Banco Itaú S.A., currently Itaú Unibanco. The volatility of the context in which we find ourselves, especially the Brazilian economy, has contributed to increasing our ability to manage risks, get used to scenarios of uncertainty and adapt rapidly to changes. The merger between Itaú and Unibanco in 2008 was considered the largest deal in Brazil’s history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis in the international market. In spite of this context, we have learned from our customers, evolved and created an organization capable of expanding its operations beyond the Brazilian borders. The result was a new bank with the vocation and ability to foster people’s power of transformation. Ten years later, our market value on December 31, 2018 is R$342.0 billion, three times greater than the total sum of the two organizations in 2008. This transaction is not the end of the history of two great banks. It is rather the starting point of an endeavor especially focused on our customers, employees and on the use of the best digital tools to ease the use of our products. As part of the merger consolidation and build-up of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operating and financial expenses, but also the cost of capital allocated to each business line in an effort to achieve proper remuneration. This has meant that our operations are now dedicated to business that effectively create stockholder value, stipulating a minimum return required for our operations. 6.5. Indicate whether there has been any petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extrajudicial recovery from the issuer, and the current status of such petitions: Not applicable. 6.6. Other relevant information Not applicable. 93

7.1. Briefly describe the activities carried out by the issuer and its subsidiaries We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets. 7.1-A. If the issuer is a semi-public corporation, please identify: a) the public interest that justified its incorporation Not applicable. b) Issuer’s operations in compliance with public policies, including universalization targets, identifying: • government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” • with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions • estimated impacts of the above-mentioned public policies on the Issuer’s financial performance or state that no analysis was carried out of the financial impact of the above-mentioned public policies Not applicable. c) Pricing process and rules applicable to establishing fees Not applicable. 947.1. Briefly describe the activities carried out by the issuer and its subsidiaries We are a holding company whose main activity is to hold ownership interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold investments in companies that carry out activities related to the insurance and capital markets. 7.1-A. If the issuer is a semi-public corporation, please identify: a) the public interest that justified its incorporation Not applicable. b) Issuer’s operations in compliance with public policies, including universalization targets, identifying: • government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” • with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions • estimated impacts of the above-mentioned public policies on the Issuer’s financial performance or state that no analysis was carried out of the financial impact of the above-mentioned public policies Not applicable. c) Pricing process and rules applicable to establishing fees Not applicable. 94

7.2. For each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, provide the following information: a) Marketed products and services Our Business Operations Overview We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. For more information on our interest in Porto Seguro S.A., see “Insurance”. 95 7.2. For each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, provide the following information: a) Marketed products and services Our Business Operations Overview We report the following segments: (i) Retail Banking, (ii) Wholesale Banking, and (iii) Activities with the Market and Corporation. Through these operational segments, we provide a broad range of banking services to a diverse client base that includes individuals and corporate clients, on an integrated basis as follows: The Retail Banking segment offers services to a diversified base of account holders and non-account holders, individuals and companies in Brazil. The segment includes retail customers, mass affluent clients (Itaú Uniclass and Personnalité) and very small and small companies. Our offering of products and services in this segment includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others. The Retail Banking segment represents an important funding source for our operations and generates significant financial income and banking fees. The Wholesale Banking segment is responsible for our private banking clients, the activities of our Latin America units, our middle-market banking business, asset management, capital market solutions, corporate and investment banking activities. Our wholesale banking management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients’ needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering funding resources to the corporate sector, including fixed and variable income instruments. The Activities with the Market and Corporation segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk factors, arbitrage opportunities in the foreign and Brazilian domestic markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A. For more information on our interest in Porto Seguro S.A., see “Insurance”. 95

We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients. The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following: Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000. Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, a special telephone service and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and online chat from 8 a.m. to 10 p.m. on business days, at no additional cost. Focusing on our clients’ needs, in 2017 we launched our application Light, which is a smaller version of our full banking app made for our clients that do not have enough capacity on their smartphones to support the full app. We were the first large retail bank in Brazil to offer an online account opening process via mobile app. Our retail network is focused on building long term relationships with our clients. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 270 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 8 a.m. to 10 p.m. on business days. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. 96We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe and Asia. Our international presence creates significant synergies in foreign trade finance, in the placement of Eurobonds and in the offering of more sophisticated financial transactions to our clients. The diversification of our business is reflected in the changing composition of our loan portfolio over the last few years, focusing on origination in lower risk segments with enhanced guarantees. We continuously seek to implement and focus on offering new products and services that add value to our clients and diversify our income sources. This allows for the growth of our non-financial income arising mainly from banking service fees, income from bank charges and from insurance, pension plan and capitalization operations. Retail Banking We have a large and diverse portfolio of products, such as credit and investments, and services to address our clients’ needs. Our retail banking business is segmented according to customer profiles, which allows us to connect with and understand our customers’ needs, better enabling us to offer suitable products to meet their demands. Our main activities under the retail banking segment are the following: Itaú Retail Banking (individuals) Our core business is retail banking and through our retail operation we offer a dedicated service structure to consumer clients throughout Brazil. Our customer service structure is targeted to offering the best solutions for each client profile. We classify our retail clients as individuals with a monthly income of up to R$4,000. Our Itaú Uniclass services are available at every branch for clients who earn more than R$4,000 and less than R$10,000 per month. We offer exclusive services to our Itaú Uniclass clients, including investment advisory services, exclusive cashiers, a special telephone service and higher credit limits and a large team of dedicated relationship managers. For clients who prefer remote services, our Itaú Uniclass provides a “digital bank platform” where relationship managers service clients through telephone, e-mail, SMS, videoconference and online chat from 8 a.m. to 10 p.m. on business days, at no additional cost. Focusing on our clients’ needs, in 2017 we launched our application Light, which is a smaller version of our full banking app made for our clients that do not have enough capacity on their smartphones to support the full app. We were the first large retail bank in Brazil to offer an online account opening process via mobile app. Our retail network is focused on building long term relationships with our clients. Itaú Personnalité (banking for high-income individuals) We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$10,000 per month or have investments in excess of R$100,000. Itaú Personnalité is focused on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 270 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail banking network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking. For clients who prefer remote services, Itaú Personnalité provides a “digital bank platform” where relationship managers service clients through telephone, email, SMS and videoconference from 8 a.m. to 10 p.m. on business days. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, transfers and payments, check account balances and find nearby branches and ATMs using GPS features. 96

Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: • Microenterprises: customer base consisting of companies with annual revenues of up to R$1.2 million, served by 3,258 bank branches and 2,077 relationship managers at December 31, 2018; and • Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$ 30 million, served by 359 bank branches and 1,639 relationship managers at December 31, 2018. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners. Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services. To improve our credit portfolio and reduce the volume of delinquent loans, we have maintained our 2018 targets focused on sustainable performance. We have improved processes, policies and credit tools, as well as intensified our credit collection and recovery efforts. To service our customers’ needs, we have redesigned our service model for micro-enterprises, offering a targeted service according to the client’s profile, aiming at greater proximity and profitability of our portfolio. We created digital agencies to support this new format, aiming for greater efficiency in business generation and service readiness. In addition, we have also prospectively increased our commercial sales force aimed at attracting new customers. We aim at maintaining high levels of customer satisfaction by always having a customer centric business approach. To achieve this goal, we implemented follow-ups of customer satisfaction through periodic and detailed indicators for transactions and interactions with our managers and other service channels. We continue our strategy for digital products and services, as well as the development and enhancement of the tools used by our sales and relationship teams and intend to continue to capture and expand the benefits of such investments, measured by increased business productivity and greater proximity to our customers. Credit Cards and Commercial Agreements We are the market leader in Brazilian credit cards, based on volume of purchases, according to ABECS. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, as of December 31, 2018 we offered a wide range of credit and debit cards to more than 60.5 million account holders and non-account holders. We work to provide the best customer experience and pursue client satisfaction. Our aim is to continually grow our credit card portfolio, enhance its profitability and manage our asset quality. Accordingly, our credit card division focuses on developing new products and new digital services, increasing our customers ability to obtain financing, assessing our partnerships, and controlling our portfolio’s credit quality. In June 2017, we launched the Passaí credit card in partnership with Assai, a wholesale business that is part of the Pão de Açúcar group, one of the largest retailers in Brazil and the owner of other important brands with which we also have partnerships, such as Pão de Açúcar, Ponto Frio and Extra. Assai has shown double-digit growth in revenues for the past three years. In 2018, we had points of sales in all of Assai’s physical stores and, we expect to establish a point of sale in every new Assai store. In 2018 we grew card sales by more than three times compared to 2017, reaching more than 501 thousand accounts in the portfolio. In December 2017, we relaunched our credit card brand Credicard, which was acquired by us in 2013. The occasion was marked with the launch of the new Credicard ZERO. The product has no annual fee, offers various benefits such as discounts with partners like Uber, Decolar.com, and Netshoes. Customer experience is 97Itaú Empresas (very small and small companies) To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for: • Microenterprises: customer base consisting of companies with annual revenues of up to R$1.2 million, served by 3,258 bank branches and 2,077 relationship managers at December 31, 2018; and • Small businesses: customer base consisting of companies with annual revenues between R$1.2 million and R$ 30 million, served by 359 bank branches and 1,639 relationship managers at December 31, 2018. ANBIMA certifies all of our relationship managers, who are trained and skilled to offer the appropriate banking solutions for each client, guided by all the variables that can affect the companies that we serve and their owners. Our customers rely on our main strategy of capturing market opportunities and meeting their needs, particularly regarding cash flow management, credit facilities, investments and banking services. To improve our credit portfolio and reduce the volume of delinquent loans, we have maintained our 2018 targets focused on sustainable performance. We have improved processes, policies and credit tools, as well as intensified our credit collection and recovery efforts. To service our customers’ needs, we have redesigned our service model for micro-enterprises, offering a targeted service according to the client’s profile, aiming at greater proximity and profitability of our portfolio. We created digital agencies to support this new format, aiming for greater efficiency in business generation and service readiness. In addition, we have also prospectively increased our commercial sales force aimed at attracting new customers. We aim at maintaining high levels of customer satisfaction by always having a customer centric business approach. To achieve this goal, we implemented follow-ups of customer satisfaction through periodic and detailed indicators for transactions and interactions with our managers and other service channels. We continue our strategy for digital products and services, as well as the development and enhancement of the tools used by our sales and relationship teams and intend to continue to capture and expand the benefits of such investments, measured by increased business productivity and greater proximity to our customers. Credit Cards and Commercial Agreements We are the market leader in Brazilian credit cards, based on volume of purchases, according to ABECS. Through proprietary and partnership operations with major retailers, telephone carriers, automakers and airline companies established in Brazil, as of December 31, 2018 we offered a wide range of credit and debit cards to more than 60.5 million account holders and non-account holders. We work to provide the best customer experience and pursue client satisfaction. Our aim is to continually grow our credit card portfolio, enhance its profitability and manage our asset quality. Accordingly, our credit card division focuses on developing new products and new digital services, increasing our customers ability to obtain financing, assessing our partnerships, and controlling our portfolio’s credit quality. In June 2017, we launched the Passaí credit card in partnership with Assai, a wholesale business that is part of the Pão de Açúcar group, one of the largest retailers in Brazil and the owner of other important brands with which we also have partnerships, such as Pão de Açúcar, Ponto Frio and Extra. Assai has shown double-digit growth in revenues for the past three years. In 2018, we had points of sales in all of Assai’s physical stores and, we expect to establish a point of sale in every new Assai store. In 2018 we grew card sales by more than three times compared to 2017, reaching more than 501 thousand accounts in the portfolio. In December 2017, we relaunched our credit card brand Credicard, which was acquired by us in 2013. The occasion was marked with the launch of the new Credicard ZERO. The product has no annual fee, offers various benefits such as discounts with partners like Uber, Decolar.com, and Netshoes. Customer experience is 97

100% digital through the Credicard mobile application. In December 2018 we had more than 456 thousand accounts in our portfolio of Credicard ZERO. In March 2018, we launched the Personnalité Visa Infinite credit card in partnership with Multiplus, a leader in the loyalty market. The product was developed specifically for high-income customers and offers a variety of benefits such as free access to more than 850 VIP lounges at airports around the world. In December 2018, we surpassed 17 thousand customers. In May 2018, Credicard ZERO evolved to an international credit card. The product is now accepted worldwide in all Mastercard enabled terminals. In June 2018, we launched the Credicard Mastercard Black. This credit card offers a unique digital experience in the premium segment, giving customers real benefits and simple rules to waive annual fees. On the digital frontier, our Credicard mobile app evolved and now has a Benefit Store where customers can enjoy discounts with more than 10 merchants. We have also completely redesigned our Credicard credit cards giving them a new modern look. With regards to customer service, we provide 24 hour per day access to our app. The Itaucard app, directed towards personal card and business card clients, continually adds new functionalities, such as the acquisition of personal loans, unblocking new credit cards, balance checks, product redemption from our loyalty program and purchase dispute for the Credicard portfolio. In October 2018, we also launched Luiza Card App in partnership with Magazine Luiza, a major retailer in Brazil. As of December 31, 2018 we had more than 4.9 million active users of the Itaucard app and increased our digital clients by almost 56% since 2017. As a percentage of our total credit card sales, this digital channel has grown from 11.4% in 2017 to 18.2% in 2018. In April 2018, we launched our digital wallets and became pioneer in Brazil with Apple Pay and then with Samsung Pay. By December 2018, we reached more than 1.0 million customers and a market share of 65% in digital wallets purchase volume. In 2018, we grew our portfolio while maintaining strict credit criteria. The indicators of default and risk of our credit card business continued below the credit card market average. We managed to maintain the default indicator above 90 days substantially at the same level as 2017, 5.70% as of December 31, 2017 compared to 5.35% as of December 31, 2018 Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender. Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies. We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature. 98100% digital through the Credicard mobile application. In December 2018 we had more than 456 thousand accounts in our portfolio of Credicard ZERO. In March 2018, we launched the Personnalité Visa Infinite credit card in partnership with Multiplus, a leader in the loyalty market. The product was developed specifically for high-income customers and offers a variety of benefits such as free access to more than 850 VIP lounges at airports around the world. In December 2018, we surpassed 17 thousand customers. In May 2018, Credicard ZERO evolved to an international credit card. The product is now accepted worldwide in all Mastercard enabled terminals. In June 2018, we launched the Credicard Mastercard Black. This credit card offers a unique digital experience in the premium segment, giving customers real benefits and simple rules to waive annual fees. On the digital frontier, our Credicard mobile app evolved and now has a Benefit Store where customers can enjoy discounts with more than 10 merchants. We have also completely redesigned our Credicard credit cards giving them a new modern look. With regards to customer service, we provide 24 hour per day access to our app. The Itaucard app, directed towards personal card and business card clients, continually adds new functionalities, such as the acquisition of personal loans, unblocking new credit cards, balance checks, product redemption from our loyalty program and purchase dispute for the Credicard portfolio. In October 2018, we also launched Luiza Card App in partnership with Magazine Luiza, a major retailer in Brazil. As of December 31, 2018 we had more than 4.9 million active users of the Itaucard app and increased our digital clients by almost 56% since 2017. As a percentage of our total credit card sales, this digital channel has grown from 11.4% in 2017 to 18.2% in 2018. In April 2018, we launched our digital wallets and became pioneer in Brazil with Apple Pay and then with Samsung Pay. By December 2018, we reached more than 1.0 million customers and a market share of 65% in digital wallets purchase volume. In 2018, we grew our portfolio while maintaining strict credit criteria. The indicators of default and risk of our credit card business continued below the credit card market average. We managed to maintain the default indicator above 90 days substantially at the same level as 2017, 5.70% as of December 31, 2017 compared to 5.35% as of December 31, 2018 Payroll Deducted Loans In Brazil, a payroll deducted loan is a specific type of loan entered into by salaried employees or pensioners of the Brazilian social security system, as borrowers, and banks, as lenders, in which fixed monthly installments are deducted directly from the borrower’s payroll or pension, as the case may be, for the payment of the amount owed to the lender. Our strategy is directed mainly to the pensioners of the Brazilian social security system and employees of public and private companies. We offer payroll deducted loans in Brazil mainly through two sales channels: (i) our branch network and our remote service channels, focusing on retail account holders, and (ii) the network of acquisition partners, focusing on non-account holders. This strategy allows us to expand our business activities with historically lower credit risk, achieving a competitive position in the offer, distribution and sale of payroll deducted loans in Brazil and improving the risk profile of our loans portfolio to individuals. Mortgage We assist our clients with their financial development, as we help them with their personal assets. Mortgage financing products allow us to create long-lasting relationships with our clients, as mortgage financing products are of a long-term nature. 98

Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios. We have a number of sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company. We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than one hour to get back to the client for loans up to R$800 thousand. This financing process can be fully digital. In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client’s digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2018, we received the “Best Digital Mortgage Bank Brazil” award from the British magazine Global Finance. The number of mortgages we provided directly to individuals in 2018 was 33 thousand, for an aggregate value of R$9.1 billion during the year. In 2018, our portfolio had an average Loan to Value (LTV) of 38.7%, compared to 40.2% in 2017. In commercial loans, we financed 64 new real estate units during 2018, with an aggregate value of R$2.3 billion. Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems. Merchant Acquirer Rede is one of the leading companies in the electronic payment solutions industry in Brazil, according to ABECS. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions made in installments), rental of point of sale, or POS, terminals, e-commerce solutions, e-wallet and check verification through POS terminals. In 2018, we implemented a business restructuring plan, intended to reposition our business relevance and growing our market share by adjusting profitability to lower market levels set by the industry. One initiative we implemented to achieve this was the launch of POP Credicard, a new product aimed at micro-entrepreneur clients. We received R$437.1 billion in transactions with respect to credit and debit cards as of December 31, 2018, an increase of 11.6% compared to December 31, 2017. The following table sets forth the financial volume of transactions of credit and debit cards processed by us in 2018, 2017 and 2016: Private Pension Plans We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish 99Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total size of our portfolio. This is a result of our business focus, which is in line with our strategy to migrate to lower-risk portfolios. We have a number of sales channels that are utilized for purposes of mortgage financing products: (i) branch network, (ii) construction and development companies, (iii) mortgage agencies, and (iv) partnerships with REMAX, a realtor company, and CrediPronto, a mortgage financing company. We prioritize customer satisfaction by providing our clients with a specialized mortgage financing advisor to support them during the mortgage process. Our process is expeditious and efficient, and it takes us less than one hour to get back to the client for loans up to R$800 thousand. This financing process can be fully digital. In line with our strategic focus on digital processes, our simulator is included on the websites of partner development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. Our services are customized for every moment of the client’s digital journey, from internet banking services to social networks, providing us with increasing client exposure levels. In 2018, we received the “Best Digital Mortgage Bank Brazil” award from the British magazine Global Finance. The number of mortgages we provided directly to individuals in 2018 was 33 thousand, for an aggregate value of R$9.1 billion during the year. In 2018, our portfolio had an average Loan to Value (LTV) of 38.7%, compared to 40.2% in 2017. In commercial loans, we financed 64 new real estate units during 2018, with an aggregate value of R$2.3 billion. Another positive feature of the Brazilian market is the constant amortization system pursuant to which decreasing installments provide faster amortization of a contract, reducing our loan-to-value indicator at a faster rate than other amortization systems. Merchant Acquirer Rede is one of the leading companies in the electronic payment solutions industry in Brazil, according to ABECS. It is a multi-brand merchant acquirer of credit, debit and benefit cards. Rede’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions made in installments), rental of point of sale, or POS, terminals, e-commerce solutions, e-wallet and check verification through POS terminals. In 2018, we implemented a business restructuring plan, intended to reposition our business relevance and growing our market share by adjusting profitability to lower market levels set by the industry. One initiative we implemented to achieve this was the launch of POP Credicard, a new product aimed at micro-entrepreneur clients. We received R$437.1 billion in transactions with respect to credit and debit cards as of December 31, 2018, an increase of 11.6% compared to December 31, 2017. The following table sets forth the financial volume of transactions of credit and debit cards processed by us in 2018, 2017 and 2016: Private Pension Plans We offer private pension plans to our clients as an option for wealth, inheritance planning and income tax purposes (these products are tax-deferred). We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Product innovation has been important for the sustainable growth of our private sector pension operations. For legal entities, we offer specialized advice and develop customized solutions for each company. We establish 99 long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees’ financial education. According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$26.9 billion in 2018, mainly due to the increase in our VGBL (Redeemable Life Insurance) product. Vehicle Financing We have developed and launched a series of new products and services during 2018, some of which are described below: iCarros Products – this classified ads portal offers many solutions to optimize dealers’ sales, such as iCarros Club, a business to business trade-in platform for used vehicles; Leads Manager, a service that integrates leads from different websites in an single interface for the dealer and has WhatsApp communication; Call Qualifier, which records calls and identifies if customers have a pre-approved vehicle financing credit with us; and Stock Integration that automatically synchronizes dealers’ car inventory in different classified websites. New Credline – a new credit application platform, which is also available in a mobile version, that offers a simple and full experience for dealers, helping them to easily calculate, contract and manage all the financing workflow. Digital Retail – online calculator and credit application feature that allows customers to quote a vehicle financing anywhere they want to. Due to our open banking system we were able to plug this tool not only in iCarros, but also in many partners’ website, like Jaguar, Land Rover, Fiat Chrysler Automobile, Mitsubishi Motors, and OLX. In July 2018, we became the financial partner of Jaguar and Land Rover in Brazil. Protected Purchase and Sale (Compra e Venda Protegida) – an escrow account that mediates the payment between the parties involved in customer to customer car sales transactions, making these transactions safer for both buyers and sellers. As of December 31, 2018, our individual vehicle financing portfolio totaled R$15.9 billion, an 12.9% increase from the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 60.5% as of December 31, 2018, following a downward trend, compared to 66.5% as of December 31, 2017. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio. In 2018, our new individual and corporate vehicle financing operations reached R$ 14.96 billion, a 42% growth compared to 2017. The average vehicle loan term was 42 months, with 39% of the transactions carried out with terms up to 36 months. Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.1% stake in IRB – Brasil Resseguros S.A. and other operations. Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform. 100long-term partnerships with our corporate clients, maintaining a close relationship with their human resources departments and adopting a communication strategy focused on our employees’ financial education. According to the National Federation of Private Pension and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI, contributions to Itaú Private Pension Plans reached R$26.9 billion in 2018, mainly due to the increase in our VGBL (Redeemable Life Insurance) product. Vehicle Financing We have developed and launched a series of new products and services during 2018, some of which are described below: iCarros Products – this classified ads portal offers many solutions to optimize dealers’ sales, such as iCarros Club, a business to business trade-in platform for used vehicles; Leads Manager, a service that integrates leads from different websites in an single interface for the dealer and has WhatsApp communication; Call Qualifier, which records calls and identifies if customers have a pre-approved vehicle financing credit with us; and Stock Integration that automatically synchronizes dealers’ car inventory in different classified websites. New Credline – a new credit application platform, which is also available in a mobile version, that offers a simple and full experience for dealers, helping them to easily calculate, contract and manage all the financing workflow. Digital Retail – online calculator and credit application feature that allows customers to quote a vehicle financing anywhere they want to. Due to our open banking system we were able to plug this tool not only in iCarros, but also in many partners’ website, like Jaguar, Land Rover, Fiat Chrysler Automobile, Mitsubishi Motors, and OLX. In July 2018, we became the financial partner of Jaguar and Land Rover in Brazil. Protected Purchase and Sale (Compra e Venda Protegida) – an escrow account that mediates the payment between the parties involved in customer to customer car sales transactions, making these transactions safer for both buyers and sellers. As of December 31, 2018, our individual vehicle financing portfolio totaled R$15.9 billion, an 12.9% increase from the previous year. The average loan to value ratio of our vehicle portfolio (the ratio of a loan to the value of an asset purchased) was 60.5% as of December 31, 2018, following a downward trend, compared to 66.5% as of December 31, 2017. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio. In 2018, our new individual and corporate vehicle financing operations reached R$ 14.96 billion, a 42% growth compared to 2017. The average vehicle loan term was 42 months, with 39% of the transactions carried out with terms up to 36 months. Insurance Our insurance business provides a wide range of life and personal accident products, automobile and property insurance, credit insurance and travel insurance. Our insurance core activities, which include our 30% stake in Porto Seguro S.A, consist of mass-market insurance products related to life, property and credit. These products are offered in synergy with retail channels – our branch network, partnerships with retailers, credit card clients, real estate and vehicle financing, personal and payroll loans – and the wholesale channel. These products have characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of the Itaú Unibanco Group’s revenues. Other insurance activities encompass extended warranty, health insurance, our 11.1% stake in IRB – Brasil Resseguros S.A. and other operations. Our insurance products have been receiving updates on coverage and assistance, bringing more value to these customers. In order to expand our insurance products portfolio, we are concentrating on our own existing distribution channels as well as expanding our insurance brokerage activities and providing third-party insurance policies from partner insurers to our clients through an open platform. 100

Premium Bonds (títulos de capitalização, or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2018, we distributed R$ 47.0 million in raffle prizes for 1935 clients. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 20.0% in 2018 when compared to 2017. Consortia Consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined. As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2018, we achieved the following results: · 385 thousand in active contracts, a decrease of 2% compared to December 31, 2017; · R$11.8 billion in balance of installments receivables, an increase of 7% compared to December 31, 2017; and · R$681 million in administration fees from January 31, 2018 to December 31, 2018, an increase of 8% compared to the same period of 2017. Microcredit Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money. A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. As a tool to stimulate entrepreneurship, Itau Microcrédito has specific rules to credit application. Some of them are: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any grant of loans requires the presence of a trained microcredit loan officer. Our investment in microcredit consolidates our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population. 101Premium Bonds (títulos de capitalização, or capitalization plans) Premium bonds are fixed deposit products pursuant to which a client makes a one-time deposit or monthly deposits of a fixed sum that will be returned at the end of a designated term. Ownership of premium bonds automatically qualifies a customer to participate in periodic raffles, each time with the opportunity to win a significant cash prize. In 2018, we distributed R$ 47.0 million in raffle prizes for 1935 clients. We currently market our premium bonds products portfolio through our branch network, electronic channels and ATMs, and we are currently developing new technologies for channel diversification. The net collection, taking into account the deduction of redemptions, from capitalization plans decreased 20.0% in 2018 when compared to 2017. Consortia Consortium is a pool of people and/or legal persons in a group with the purpose of allowing their members, on an equal basis, to acquire assets, such as vehicles, properties, or services, through self-financing. The payments made by the group participants are applied to a common fund, used by one or more members of the consortium at a time, to acquire the assets elected by the members when the product was contracted. The participants receive the assets during the validity of the contract through the following methods: (i) random drawing; (ii) bid offer with own resources; (iii) part of the letter of credit; and (iv) FGTS tax (only for properties consortium), with the exception of the random drawing, the other options may be combined. As consortia are regarded as a provision of services under Brazilian law, the management of consortia does not give rise to default risk or regulatory capital requirements for us. Consortia do not charge interest rates and our revenues come mainly from the administration fee charged to clients. Given these characteristics, this business is strategic to us, contributing to revenue diversification and to a more complete product portfolio offering to our clients. As of December 31, 2018, we achieved the following results: · 385 thousand in active contracts, a decrease of 2% compared to December 31, 2017; · R$11.8 billion in balance of installments receivables, an increase of 7% compared to December 31, 2017; and · R$681 million in administration fees from January 31, 2018 to December 31, 2018, an increase of 8% compared to the same period of 2017. Microcredit Our microcredit unit offers to low-income entrepreneurs who do not have the necessary attributes to participate in the traditional financial system the chance to expand and develop their businesses. Itaú Microcrédito’s loan officers solicit new and existing clients, offering loans. Loan officers are also responsible for disseminating information regarding financial concepts related to the responsible use of money. A major benefit arising from this initiative is that micro-entrepreneurs start to develop a relationship with the formal financial system. As a tool to stimulate entrepreneurship, Itau Microcrédito has specific rules to credit application. Some of them are: includes working capital loans, or loans for upgrades and fixed assets provided to formal and informal business people engaged in small business activities. Any grant of loans requires the presence of a trained microcredit loan officer. Our investment in microcredit consolidates our strategy to act as an agent of transformation in society. Microcredit is also important as it reinforces our vision of sustainability and increases our ability to spread our knowledge in financial education. The end goal is to create a virtuous cycle in which our bank stimulates the social and economic development of Brazil’s low-income population. 101

Public Sector Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. As of December 31, 2018, we had 5,804 public sector clients and 13 offices where such services were offered in Brazil. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, corporate, large and ultra companies (those with annual revenues from R$30 million) and investment banking services. The breakdown of revenue among these segments is set out in the section “Item 4B. – Business Overview – Operations Overview” above. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs. One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs. Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies. Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment. Asset Management With more than 60 years of experience in investment management, Itaú Asset Management has R$ 680.6 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2018) and recorded 11.6% growth during 2018. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 14.7% market share as of December 31, 2018, according to ANBIMA. In 2018 Itaú Asset Management was awarded for the 10th time the title of best asset manager in Brazil by Revista Exame. Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$50.8 billion in managed assets as of December 31, 2018, compared to R$28.2 billion as of December 31, 2017, according to ANBIMA. Securities Services Itaú Securities Services business units provide (i) local custody and fiduciary services, 102Public Sector Our public sector business operates in all divisions of the public sector, including the federal, state and municipal governments (in the executive, legislative and judicial branches). To service public sector clients, we use platforms that are separate from our retail banking branches, with teams of specially trained managers who offer customized solutions in tax collection, foreign exchange services, administration of public assets, payments to suppliers, payroll for civil and military servants and retirement. Based on these platforms, we have a significant amount of business with public sector clients, particularly in those Brazilian states where we acquired previously state-owned financial institutions. As of December 31, 2018, we had 5,804 public sector clients and 13 offices where such services were offered in Brazil. Wholesale Banking Wholesale Banking is the segment responsible for banking operations of middle-market, corporate, large and ultra companies (those with annual revenues from R$30 million) and investment banking services. The breakdown of revenue among these segments is set out in the section “Item 4B. – Business Overview – Operations Overview” above. Our Wholesale Banking segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. These activities are fully integrated, which enables us to achieve a performance tailored to our clients’ needs. One of the most important features of our strategy for our Wholesale Banking segment is the set of initiatives linked to improving efficiency in our operations. These ongoing actions, which are expected to continue to grow in the coming years, are designed to increase revenues, improve processes and reduce costs. Investment Banking Our investment banking business carried out through Itaú BBA, assists companies raising capital through fixed income and equity instruments in public and private capital markets, and provides advisory services in mergers and acquisitions. We advise companies, private equity funds and investors in the structuring of variable income products and in mergers and acquisitions. We believe we offer a wide portfolio of investment banking services ranging from research to Brazilian and other Latin American companies. Our fixed income department acts as bookrunner or manager in the issuance of debentures, promissory notes and securitization transactions at the investment banking segment. Asset Management With more than 60 years of experience in investment management, Itaú Asset Management has R$ 680.6 billion in assets under management (including Itaú Unibanco and Intrag) according to ANBIMA (Ranking de Gestão – December 2018) and recorded 11.6% growth during 2018. Itaú Asset Management ranked as the largest non-government owned asset manager in Brazil, with a 14.7% market share as of December 31, 2018, according to ANBIMA. In 2018 Itaú Asset Management was awarded for the 10th time the title of best asset manager in Brazil by Revista Exame. Kinea Investimentos LTDA., an alternative investments management company controlled by us, held R$50.8 billion in managed assets as of December 31, 2018, compared to R$28.2 billion as of December 31, 2017, according to ANBIMA. Securities Services Itaú Securities Services business units provide (i) local custody and fiduciary services, 102

(ii) international custody services, and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts. Our focus is to be a full service provider with specialized professionals and with technology as a foundation. Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,850 clients in 21 countries, that reached R$3.05 trillion of assets under service as of December 31, 2018, which includes investment funds, underwriting, pension funds, trustee and brokerage services. In 2018, Global Finance named Itaú Securities Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform with respect to securities services. Itaú Private Bank With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asunción and Nassau. Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers. Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives. We intend to continue this focus in 2019. • Being the leading private bank in terms of client satisfaction; • Adding value to clients and stockholders with a complete offering of long-term proactive advisory services; • Continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America; • Increasing the operational efficiency of our platform through continuous investments in our IT platforms; and • Maintaining a focus on risk management and regulatory considerations. Itaú Corretora (Brokerage) Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 172 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$41 billion in trading volume in 2018. The brokerage services are also provided to international clients through our broker-dealer in New York. Itaú Corretora (corretagem) 103(ii) international custody services, and (iii) corporate solutions that act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes. We also work as guarantor in transactions for project finance, escrow accounts and loan and financing contracts. Our focus is to be a full service provider with specialized professionals and with technology as a foundation. Pension funds, insurance companies, asset managers, international institutional investors and equity and debt issuers are our primary clients in these businesses, representing approximately 2,850 clients in 21 countries, that reached R$3.05 trillion of assets under service as of December 31, 2018, which includes investment funds, underwriting, pension funds, trustee and brokerage services. In 2018, Global Finance named Itaú Securities Services as the best sub-custodian in Brazil, Uruguay and Paraguay. We are currently updating our technological platform with respect to securities services. Itaú Private Bank With a full global wealth management platform, we are one of the private bank market leaders in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisers and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our offices located in Zurich, Miami, New York, Santiago, Asunción and Nassau. Our clients have access to a complete portfolio of products and services, ranging from investment management to wealth planning, as well as credit and banking solutions. In addition to our in-house customized products and services, we offer our clients access to an open architecture of alternative products from third-party providers. Aligned with our vision to be the leading bank in sustainable performance and customer satisfaction, we decided to focus our strategic priorities on the following Itaú Private Bank initiatives. We intend to continue this focus in 2019. • Being the leading private bank in terms of client satisfaction; • Adding value to clients and stockholders with a complete offering of long-term proactive advisory services; • Continuing to invest in our international platforms to enhance Brazilian clients’ experience and expand our operations in Latin America; • Increasing the operational efficiency of our platform through continuous investments in our IT platforms; and • Maintaining a focus on risk management and regulatory considerations. Itaú Corretora (Brokerage) Itaú Corretora has been providing brokerage services since 1965. We provide retail brokerage services in Brazil to over 172 thousand clients with positions in the equity and fixed income markets, accounting for approximately R$41 billion in trading volume in 2018. The brokerage services are also provided to international clients through our broker-dealer in New York. Itaú Corretora (corretagem) 103

International business
Itaú Unibanco Holding | Global footprint
Operating in
19
COUNTRIES
Itaú

Latin America

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2018 we had a network of 512 branches and client service branches in Latin America (excluding Brazil). In Paraguay, we had 59 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2018, we also had 35 points of service through OCA S.A., our credit card operator in Uruguay. Please see "Distribution Channels", for further details about our distribution network in Latin America.

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began with a focus on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail banking business focuses on middle and upper-income clients, and our services offerings include current and savings accounts, personal loans and credit cards.

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Itaú Corpbanca In April 2016, we closed the merger of Banco Itaú Chile with and into Corpbanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On that same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with Corp Group, the former controlling shareholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. Such members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block. In addition, on that same date, we consolidated Itaú Corpbanca in our financial statements, adding approximately R$114 billion of assets to our balance sheet. These steps were implemented as a result of the obligations we undertook in the transaction agreement, which we entered into together with Corpbanca and its controlling shareholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco Corpbanca Colombia S.A., or Corpbanca Colombia, from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú Corpbanca in Colombia to a sale and purchase of assets and liabilities, which was concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering of Corpbanca Colombia for the obligation to register Corpbanca Colombia as a public company and list its shares on the Colombian stock exchange. Pursuant to the exercise of put options by Corp Group, as set forth in Itaú Corpbanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú Corpbanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%; (ii) in September 2017, 1.8 billion shares of Itaú Corpbanca for approximately R$55.6 million, increasing our equity stake from 35.71% to 36.06%; and (iii) in October 2018, 10.6 billion shares of Itaú Corpbanca for approximately R$363 million, increasing our equity stake from 36.06% to 38.14%. In all cases the governance of Itaú Corpbanca remained the same. Helm Group On December 20, 2016, Helm LLC initiated an arbitration proceeding (the “Arbitration”) before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”). Helm alleged that the Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia (formerly Banco Santander Colombia S.A.), and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group. During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately US$850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately US$299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). Itaú Corpbanca intends to purchase the shares from Helm. This price of US$299 million implies a valuation multiple of 1.36 times the book value of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú Corpbanca’s Common Equity Tier 1 capital, as if we were applying the new regulatory capital requirements on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019). The purchase of shares of Itaú Corpbanca Colombia by Itaú Corpbanca will be subject to regulatory approvals in Colombia, Chile and Brazil. Itaú Corpbanca has also sought regulatory approval to purchase the shares held by Kresge Stock Holding Company Inc. (“Kresge”) in Itaú Corpbanca Colombia, which represent 1.38% of the capital stock of Itaú Corpbanca Colombia. When the purchase of shares is complete, Itaú Corpbanca 105Itaú Corpbanca In April 2016, we closed the merger of Banco Itaú Chile with and into Corpbanca and, as a result, acquired control of the resulting entity – Itaú Corpbanca. On that same date, we entered into the Shareholders’ Agreement of Itaú Corpbanca, or Itaú Corpbanca’s Shareholders’ Agreement, which entitles us to appoint, together with Corp Group, the former controlling shareholder of Corpbanca, the majority of the members of Itaú Corpbanca’s Board of Directors. Such members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block. In addition, on that same date, we consolidated Itaú Corpbanca in our financial statements, adding approximately R$114 billion of assets to our balance sheet. These steps were implemented as a result of the obligations we undertook in the transaction agreement, which we entered into together with Corpbanca and its controlling shareholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco Corpbanca Colombia S.A., or Corpbanca Colombia, from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú Corpbanca in Colombia to a sale and purchase of assets and liabilities, which was concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering of Corpbanca Colombia for the obligation to register Corpbanca Colombia as a public company and list its shares on the Colombian stock exchange. Pursuant to the exercise of put options by Corp Group, as set forth in Itaú Corpbanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú Corpbanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%; (ii) in September 2017, 1.8 billion shares of Itaú Corpbanca for approximately R$55.6 million, increasing our equity stake from 35.71% to 36.06%; and (iii) in October 2018, 10.6 billion shares of Itaú Corpbanca for approximately R$363 million, increasing our equity stake from 36.06% to 38.14%. In all cases the governance of Itaú Corpbanca remained the same. Helm Group On December 20, 2016, Helm LLC initiated an arbitration proceeding (the “Arbitration”) before the ICC International Court of Arbitration (the “ICC”) against Corp Group Holding Inversiones Ltda. (“Corp Group”) and Itaú Corpbanca (collectively, “Respondents”). Helm alleged that the Respondents had breached (i) the Amended and Restated Shareholders Agreement of HB Acquisition S.A.S., dated July 31, 2013, which governs Itaú Corpbanca’s subsidiary Itaú Corpbanca Colombia (formerly Banco Santander Colombia S.A.), and (ii) the Transaction Agreement, dated January 29, 2014, as amended and restated, which governs the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Itaú Corpbanca Colombia from Corp Group. During the course of the proceedings, Helm demanded that Itaú Corpbanca and Corp Group effect the acquisition of its shares of Itaú Corpbanca Colombia at a price in excess of the price agreed with Corp Group in the Transaction Agreement, which would have totaled approximately US$850 million (with interest at 9% per year from January 29, 2014 onwards). On February 28, 2019, a three-member Tribunal of the ICC rejected Helm’s demand and ordered Helm to sell its shares of Itaú Corpbanca Colombia, which represent 19.44% of the equity in Itaú Corpbanca Colombia, to Respondents at approximately US$299 million (including interest at LIBOR plus 2.7% per year from April 1, 2016 onwards). Itaú Corpbanca intends to purchase the shares from Helm. This price of US$299 million implies a valuation multiple of 1.36 times the book value of Itaú Corpbanca Colombia as of December 31, 2018 and is consistent with the valuations of Itaú Corpbanca Colombia in Itaú Corpbanca’s financial statements. The acquisition, when completed, will result in an estimated impact of 0.82% on Itaú Corpbanca’s Common Equity Tier 1 capital, as if we were applying the new regulatory capital requirements on a fully loaded basis, under the Basel III standards (using exchange rates as of February 28, 2019). The purchase of shares of Itaú Corpbanca Colombia by Itaú Corpbanca will be subject to regulatory approvals in Colombia, Chile and Brazil. Itaú Corpbanca has also sought regulatory approval to purchase the shares held by Kresge Stock Holding Company Inc. (“Kresge”) in Itaú Corpbanca Colombia, which represent 1.38% of the capital stock of Itaú Corpbanca Colombia. When the purchase of shares is complete, Itaú Corpbanca 105 and Corp Group intend to terminate the existing Shareholders Agreement. Itaú Corpbanca can offer no assurances as to when the regulatory approvals—which are not perfunctory—will be received. The acquisition of the non-controlling interest of Kresge and corresponding obligation is to be reflected in Itaú Corpbanca’s consolidated financial statements once the approval process is completed. Consequently, there are no effects to be recognized in Itaú Corpbanca’s consolidated financial statements and in our audited consolidated financial statements. Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Itaú BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: · Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. · Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.. Other International Operations Our other international operations have the following objectives: · Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches. · Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and 106and Corp Group intend to terminate the existing Shareholders Agreement. Itaú Corpbanca can offer no assurances as to when the regulatory approvals—which are not perfunctory—will be received. The acquisition of the non-controlling interest of Kresge and corresponding obligation is to be reflected in Itaú Corpbanca’s consolidated financial statements once the approval process is completed. Consequently, there are no effects to be recognized in Itaú Corpbanca’s consolidated financial statements and in our audited consolidated financial statements. Banco Itaú Paraguay Our operations in Paraguay began in 1978 and comprise retail and wholesale banking, through Interbanco, which was acquired in 1995 by Unibanco. In 2010, the Itaú brand was introduced and our bank’s name was changed to Banco Itaú Paraguay. Banco Itaú Paraguay distributes products and services to small and middle market companies, agribusiness, large companies, institutional clients and consumer clients. The retail segment also focuses on payroll clients. Under corporate banking, Banco Itaú Paraguay has a well-established presence in the agribusiness sector. Banco Itaú Paraguay’s qualification is based on its strong positioning, with leadership in several segments, reflecting high returns. Banco Itaú Uruguay Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from Uruguay’s central bank) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail banking business is focused on individuals and small business clients. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale banking division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. Itaú BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: · Corporate and Investment Banking: headquartered in the United Kingdom, but with business platforms in several cities in Europe, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. · Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami and Zurich, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.. Other International Operations Our other international operations have the following objectives: · Support our clients in cross-border financial transactions and services, our international units are active in providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions and international capital markets offerings. Our international units offer a variety of financial products through their branches. · Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and 106 trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London. We provide extensive research coverage of over 234 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams both act in offerings and trading of Brazilian and Latin American securities to institutional investors. We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation. The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2018, 2017 and 2016: 107trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas and New York, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Additionally, Itaú BBA participates in the international capital markets as a dealer, as it has equity and fixed income sales and trading teams in São Paulo, New York, Santiago, London. We provide extensive research coverage of over 234 listed companies in Brazil, Mexico, Chile, Colombia, Peru, Panama and Argentina. Our international fixed income and equity teams both act in offerings and trading of Brazilian and Latin American securities to institutional investors. We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation. The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2018, 2017 and 2016: 107

b) Revenues by segment and their share in the issuer's net revenues

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our business and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2018, 2017 e 2016.

(In R$ million)

	Year ended December 31,		
	2018	2017	2016
Retail Banking	**72,182**	**69,921**	**70,496**
Financial margin (1)	40,243	38,570	40,073
Banking service fees	25,131	24,096	22,659
Income from insurance, private pension and capitalization operations before claim and selling expenses	6,808	7,255	7,764
Wholesale Banking	**29,389**	**28,748**	**30,498**
Financial margin (1)	18,930	19,426	21,929
Banking service fees	9,810	8,876	8,072
Income from insurance, private pension and capitalization operations before claim and selling expenses	649	446	497
Activities with the Market and Corporation (2)	**10,246**	**10,623**	**9,412**
Financial margin (1)	9,912	10,515	9,264
Banking service fees	138	42	59
Income from insurance, private pension and capitalization operations before claim and selling expenses	196	66	89
IFRS adjustments	**7,617**	**2,231**	**8,016**
Total (3)	**104,200**	**111,523**	**118,422**
Financial margin (1)	60,705	71,242	79,855
Banking service fees	36,809	34,448	31,918
Income from insurance, private pension and capitalization operations before claim and selling expenses	3,961	4,699	5,265
Other revenues	2,725	1,134	1,384

(1) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad.

(2) Activities with the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated with the financial income from interest related to the excess of capital.

(3) The total does not represent the sum of the parts, because there are intercompany transactions eliminated only in the consolidated.

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following information is presented in IFRS, after eliminations on consolidation.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2018, 2017 and 2016:

108

c) Income or loss resulting from the segment and its participation in the issuer's net income We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated. 109 c) Income or loss resulting from the segment and its participation in the issuer's net income We present below a summary of the results of our operating segments, where the total cannot represent the sum of the parties because operations between segments were eliminated only in consolidated. 109

(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2018 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 72,182 29,389 1 0,246 111,817 (7,617) 104,200 (2) Managerial financial margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Income from Services and Banking Fees 25,131 9,810 138 35,079 1,730 36,809 Income from insurance premiums, pension plan and capitalization operations before claim and selling expenses 6,808 649 196 7,653 (3,692) 3,961 Other income - - - - 2,725 2,725 Cost of credit (13,686) (1,608) - (15,294) 5,112 (10,182) Expenses for allowance for loan losses (14,061) (2,021) - (16,082) 7 ,128 (8,954) Impairment 6 (552) - (546) 546 - Discounts granted in renegotiation (1,043) (111) - (1,154) 1 ,154 - Recovery of credits written off as losses 2,572 1,144 - 3,716 (3,716) - Claim expenses / Recovery of claims with reinsurance (1,160) (68) - (1,228) - (1,228) 58,496 27,781 1 0,246 96,523 (2,505) 94,018 Operating margin Other operating income (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS, Cofins and other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit (or loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Recurring net income 11,371 8,185 6 ,177 25,733 (826) 2 4,907 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 110(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2018 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 72,182 29,389 1 0,246 111,817 (7,617) 104,200 (2) Managerial financial margin 40,243 18,930 9,912 69,085 (8,380) 60,705 Income from Services and Banking Fees 25,131 9,810 138 35,079 1,730 36,809 Income from insurance premiums, pension plan and capitalization operations before claim and selling expenses 6,808 649 196 7,653 (3,692) 3,961 Other income - - - - 2,725 2,725 Cost of credit (13,686) (1,608) - (15,294) 5,112 (10,182) Expenses for allowance for loan losses (14,061) (2,021) - (16,082) 7 ,128 (8,954) Impairment 6 (552) - (546) 546 - Discounts granted in renegotiation (1,043) (111) - (1,154) 1 ,154 - Recovery of credits written off as losses 2,572 1,144 - 3,716 (3,716) - Claim expenses / Recovery of claims with reinsurance (1,160) (68) - (1,228) - (1,228) 58,496 27,781 1 0,246 96,523 (2,505) 94,018 Operating margin Other operating income (expenses) (40,002) (15,217) (1,070) (56,289) (7,121) (63,410) Non-interest expenses (35,296) (13,817) (331) (49,444) (8,094) (57,538) Tax expenses for ISS, PIS, Cofins and other (4,706) (1,400) (739) (6,845) 226 (6,619) Share of profit (or loss) in associates and joint ventures - - - - 747 747 Net income before income tax and social contribution 18,494 12,564 9,176 40,234 (9,626) 30,608 Income tax and social contribution (6,939) (3,829) (2,964) (13,732) 8,763 (4,969) Non-controlling interest in subsidiaries (184) (550) (35) (769) 37 (732) Recurring net income 11,371 8,185 6 ,177 25,733 (826) 2 4,907 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 110

(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2017 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 69.921 28.748 1 0.623 1 09.292 2.231 111.523 (2) Managerial financial margin 38.570 19.426 10.515 68.511 2.731 71.242 Banking service fees and income from banking charges 24.096 8 .876 42 33.014 1.434 34.448 Income from insurance premiums, pension plan and capitalization operations before claim and selling expenses 7.255 446 66 7.767 (3.068) 4.699 Other income - - - - 1 ..134 1 .134 Cost of credit (13.388) (5.882) (6) (19.276) (1.690) (20.966) Expenses for allowance for loan losses (14.046) (5.053) (6) (19.105) (669) (19.774) Impairment - (1.094) - (1.094) 1 .094 - Discounts granted in renegotiation (843) (263) - (1.106) 1.106 - Recovery of credits written off as losses 2.723 581 - 3.304 (3.304) - Claim expenses / Recovery of claims with reinsurance (1.222) (53) - (1.275) 83 (1.192) Operating margin 56.533 22.866 1 0.617 90.016 541 90.557 Other operating income (expenses) (37.601) (14.523) (1.647) (53.771) (6.204) (59.975) Non-interest expenses (33.186) (13.265) (831) (47.282) (6.212) (53.494) Tax expenses for ISS, PIS, Cofins and other (4.415) (1.258) (816) (6.489) (542) (7.031) Share of profit (or loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18.932 8.343 8.970 36.245 (5.663) 30.582 Income tax and social contribution (7.107) (2.412) (1.775) (11.294) 3.937 (7.357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Recurring net income 11.659 6.048 7 .172 2 4.879 (1.686) 2 3.193 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 111(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2017 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 69.921 28.748 1 0.623 1 09.292 2.231 111.523 (2) Managerial financial margin 38.570 19.426 10.515 68.511 2.731 71.242 Banking service fees and income from banking charges 24.096 8 .876 42 33.014 1.434 34.448 Income from insurance premiums, pension plan and capitalization operations before claim and selling expenses 7.255 446 66 7.767 (3.068) 4.699 Other income - - - - 1 .134 1 .134 Cost of credit (13.388) (5.882) (6) (19.276) (1.690) (20.966) Expenses for allowance for loan losses (14.046) (5.053) (6) (19.105) (669) (19.774) Impairment - (1.094) - (1.094) 1 .094 - Discounts granted in renegotiation (843) (263) - (1.106) 1.106 - Recovery of credits written off as losses 2.723 581 - 3.304 (3.304) - Claim expenses / Recovery of claims with reinsurance (1.222) (53) - (1.275) 83 (1.192) Operating margin 56.533 22.866 1 0.617 90.016 541 90.557 Other operating income (expenses) (37.601) (14.523) (1.647) (53.771) (6.204) (59.975) Non-interest expenses (33.186) (13.265) (831) (47.282) (6.212) (53.494) Tax expenses for ISS, PIS, Cofins and other (4.415) (1.258) (816) (6.489) (542) (7.031) Share of profit (or loss) in associates and joint ventures - - - - 550 550 Net income before income tax and social contribution 18.932 8.343 8.970 36.245 (5.663) 30.582 Income tax and social contribution (7.107) (2.412) (1.775) (11.294) 3.937 (7.357) Non-controlling interest in subsidiaries (166) 117 (23) (72) 40 (32) Recurring net income 11.659 6.048 7 .172 2 4.879 (1.686) 2 3.193 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 111

(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2016 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 7 0.496 30.498 9 .412 110.406 8.016 118.422 (2) Managerial financial margin 4 0.073 2 1.929 9 .264 7 1.266 8 .589 79.855 Banking service fees and income from banking charges 22.659 8 .072 59 3 0.790 1.128 31.918 Income from insurance premiums, pension plan and capitalization 7.764 497 89 8 .350 operations before claim and selling expenses (3.085) 5.265 Other income - - - - 1.384 1.384 Cost of credit (15.820) (10.645) 71 (26.394) 2 .039 (24.355) Expenses for allowance for loan losses (16.717) (8.914) 71 (25.560) 2 .690 (22.870) Impairment (26) (1.856) - (1.882) 1.882 - Discounts granted in renegotiation (893) (318) - (1.211) 1.211 - Recovery of credits written off as losses 3.242 502 - 3 .744 (3.744) - Claim expenses / Recovery of claims with reinsurance (1.426) (59) - (1.485) - (1.485) Operating margin 54.676 19.853 9 .483 84.012 10.055 94.067 Other operating income (expenses) (37.202) (13.410) (2.387) (52.999) (5.389) (58.388) Non-interest expenses (32.883) (12.034) (1.616) (46.533) (4.372) (50.905) Tax expenses for ISS, PIS, Cofins and other (4.319) (1.376) (771) (6.466) (1.545) (8.011) Share of profit (or loss) in associates and joint ventures - - - - 528 528 Net income before income tax and social contribution 17.474 6 .443 7 .096 3 1.013 4.666 35.679 Income tax and social contribution (6.328) (1.081) (1.237) (8.646) (5.017) (13.663) Non-controlling interest in subsidiaries (223) 79 (1) (145) (244) (389) Recurring net income 1 0.923 5 .441 5.858 2 2.222 (595) 21.627 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 112(In R$ million) ITAÚ UNIBANCO ACTIVITIES WITH 2016 WHOLESALE ITAÚ IFRS IFRS RETAIL BANKING THE MARKET + BANKING UNIBANCO adjustments Consolidated CORPORATION (1) Banking product 7 0.496 30.498 9 .412 110.406 8.016 118.422 (2) Managerial financial margin 4 0.073 2 1.929 9 .264 7 1.266 8 .589 79.855 Banking service fees and income from banking charges 22.659 8 .072 59 3 0.790 1.128 31.918 Income from insurance premiums, pension plan and capitalization 7.764 497 89 8 .350 operations before claim and selling expenses (3.085) 5.265 Other income - - - - 1.384 1.384 Cost of credit (15.820) (10.645) 71 (26.394) 2 .039 (24.355) Expenses for allowance for loan losses (16.717) (8.914) 71 (25.560) 2 .690 (22.870) Impairment (26) (1.856) - (1.882) 1.882 - Discounts granted in renegotiation (893) (318) - (1.211) 1.211 - Recovery of credits written off as losses 3.242 502 - 3 .744 (3.744) - Claim expenses / Recovery of claims with reinsurance (1.426) (59) - (1.485) - (1.485) Operating margin 54.676 19.853 9 .483 84.012 10.055 94.067 Other operating income (expenses) (37.202) (13.410) (2.387) (52.999) (5.389) (58.388) Non-interest expenses (32.883) (12.034) (1.616) (46.533) (4.372) (50.905) Tax expenses for ISS, PIS, Cofins and other (4.319) (1.376) (771) (6.466) (1.545) (8.011) Share of profit (or loss) in associates and joint ventures - - - - 528 528 Net income before income tax and social contribution 17.474 6 .443 7 .096 3 1.013 4.666 35.679 Income tax and social contribution (6.328) (1.081) (1.237) (8.646) (5.017) (13.663) Non-controlling interest in subsidiaries (223) 79 (1) (145) (244) (389) Recurring net income 1 0.923 5 .441 5.858 2 2.222 (595) 21.627 (1) Activities w ith the Market and Corporation includes the results related to trading operations in our proprietary portfolio, trading related to the management currency, interest rate and other market risk factors, mismatch (gap) management and arbitration opportunities in the domestic and foreign markets. It also includes the results associated w ith the financial income from interest related to the excess of capital. (2) Includes net interest and similar income and expenses, dividend income, net gain (loss) from investment securities and derivatives, and foreign exchange results and exchange variations on transactions abroad. 112

7.3. With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a) The characteristics of the production process

Not applicable.

b) The characteristics of the distribution process

Not applicable.

c) The characteristics of the markets in which it operates, in particular:

i. Share in each of the markets

Title	**Product/Service**	**Market position**	**Additional information and main competitors**	**Source**
Itaú Personnalité (banking for high-income individuals)	Retail banking (including Itaú Personnalité)	In December 2018, we reached an 11.7% market share based on total outstanding loan balance in Brazilian reais, positioning us as the third largest bank in this segment in Brazil.	Itaú Unibanco Holding has a leading position in many sectors of the Brazilian domestic financial market. Based on Central Bank data and publicly available financial information, our main competitors are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil, and Caixa Econômica Federal.	Itaú Unibanco Holding and Central Bank of Brazil.
Credit cards and commercial agreements	Credit cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 42.2% market share in the January to December 2018 period.	Our main competitors in this segment are Banco Bradesco, Banco Santander (Brazil), Banco do Brasil, and Caixa Econômica Federal. In addition to these key competitors, these last years have witnessed an increase in the number of new, smaller digital competitors in this market, including Nubank and Banco Original.	Itaú Unibanco Holding S.A. and ABECS.
Payroll loans	Payroll loans	In December 2018, we reached a 14.0% market share in payroll loans, positioning us as the fourth largest bank in this segment in Brazil.	Our main competitors in this segment are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco, and Banco Santander (Brazil).	Itaú Unibanco Holding and Central Bank of Brazil.
Mortgage loans	Real estate financing and mortgages	In the January to December 2018 period, we were the second largest bank in loans to individuals, among Brazilian private banks, with a 22.4% market share.	Our main competitors in this segment are Banco Bradesco, Banco Santander (Brazil), Caixa Econômica Federal, and Banco do Brasil.	Itaú Unibanco Holding S.A. and ABECIP.
Merchant acquirer	Merchant acquirer	In the January to December 2018 period, we reached a 34.0% market share in terms of total transaction volume (credit and debit) generated by acquiring services, positioning us	Our main competitors in this segment are Cielo and Santander GetNet. Over the past years, changes in legislation introduced by the Central Bank of Brazil, together with the increasing	Itaú Unibanco Holding S.A. and ABECS.

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		as the second largest player in this segment in Brazil.	number of payment means fintechs, have eased the entry of new competitors into this market, such as PagSeguro, Stone, and Bin. Some of these new competitors have posted a significant growth.	
Private pension plans	Private pension plans	In December 2018, our balance of provisions represented a 23.2% market share for pension plans, positioning us as the third largest pension provider in Brazil. Considering only our plans for individuals, our market share reached 24.0%, positioning us as the largest private bank in Brazil in this segment.	Our main competitors in private retirement plan products are controlled by large commercial banks, such as Banco Bradesco S.A. and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market.	FENAPREVI (Balance of provisions - Pension Plans for Individuals and Companies)
Vehicle financing	Vehicles	In December 2018, we reached a 9.3% market share in terms of loans to individuals among banks, positioning us as the third largest bank in this segment in Brazil.	Our main competitors in this segment are Banco Santander (Brazil), Banco do Brasil, and Banco Bradesco.	Itaú Unibanco Holding and Central Bank of Brazil.
Insurance	Insurance	Giving effect to our 30% ownership interest in Porto Seguro S.A., we reached an 8.2% market share based on earned premiums, excluding VGBL (Redeemable Life Insurance), from January to December 2018, positioning us as the fourth largest insurance provider in this segment in Brazil. Considering only our insurance core activities, our market share reached 10.2% in the same period.	Our main competitors are controlled by large commercial banks, such as Banco Bradesco S.A. Banco Santander (Brazil), and Banco do Brasil S.A., which, like us, take advantage of their branch network to gain access to the retail market. Although there is a great concentration of Brazilian banks in this market, the increasing number of insurtechs (insurance-focused startups) has eased the client's access to insurance companies, making market competition even fiercer.	SUSEP. Insurance core activities include personal insurance (life, personal accidents, credit insurance, travel, unemployment, funeral allowance, serious diseases, random events), housing, multiple peril and domestic credit – Individuals. Health insurance and VGBL - redeemable life insurance products are not included.
Premium bonds	Premium bonds	In the January to December 2018 period, we reached a 12.7% market share in terms of revenues from sales of premium bonds, positioning us as the third largest player in this segment in Brazil.	Our main competitors are controlled by large commercial banks or have partnerships with them, such as Banco Bradesco, and Banco Santander (Brazil), which, like us, take advantage of their branch network to gain	SUSEP.

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			access to the retail market.	
Consortia	Consortia service fees	In the January to December 2018 period, we had a 7.3% market share in total consortia service fees. Considering only banks, we are the third largest provider of such services in terms of fees in Brazil.	Considering only banks, our main competitors in the Brazilian consortia market are Bradesco Administradora de Consórcios Ltda. and BB Administradora de Consórcios.	Central Bank of Brazil.
Itaú Private Bank	Investment banking	In 2018, Itaú BBA ranked first in mergers and acquisitions[(1)]. We also ranked first in origination and distribution in debt capital markets transactions [(2)].	In investment banking, Itaú BBA's main competitors include Santander, Credit Suisse (Brazil), Merrill Lynch, Morgan Stanley (Brazil), JP Morgan (Brazil), Bradesco BBI, and BTG Pactual S.A.	(1) Dealogic. (2) Ranking ANBIMA in terms of volume.
Asset management	Asset management	In December 2018, we reached a 14.7% market share in terms of asset management, positioning us as the second largest asset manager in Brazil.	According to ANBIMA, in November 2018 the asset management industry in Brazil held assets totaling R$4,618 billion, with 588 financial institutions and asset managers, among them XP Investimentos. Competition is concentrated on large and well-established retail banks. Our main competitors in this segment are Banco do Brasil, Banco Bradesco, and Caixa Econômica Federal.	ANBIMA.
Itaú Securities Services	Local custody	In December 2018, we reached a 26.6% market share in terms of total assets under local custody, positioning us as the second largest asset manager in Brazil.	According to ANBIMA, in November 2018 the local asset custody service in Brazil totaled R$5,054 billion. Our main competitors in this segment are Banco Bradesco and Banco do Brasil.	Itaú Unibanco Holding, ANBIMA, and B3.
	International custody	In December 2018, our market share reached 13.4% in terms of total assets under international custody, positioning us as the third largest international custodian.	According to ANBIMA, in November 2018 the international asset custody service totaled R$1,624 billion. Our main competitors are Banco Citibank, JP Morgan's Securities Services, and Banco Bradesco.	
	Corporate solutions	In December 2018, we had a leading position as agent and register provider to 198 companies listed on B3, which accounts for 58.6% of the companies	Our main competitors in the equities market are Banco Bradesco and Banco do Brasil. Our main competitor in the debentures market is Banco Bradesco.	

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		listed on that stock exchange. Moreover, we were leaders as transfer agents with 375 debentures offerings in the Brazilian market, accounting for 37.2% of the debentures market in Brazil.		
Itaú Corretora (brokerage)	Retail brokerage services (1)	Ranked fourth in retail brokerage services by trading volume in December 2018.	Main competitors: XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Easynvest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, and Santander Corretora de Câmbio e Valores Mobiliários S.A.	(1) CBLCnet, (2) Bloomberg, (3) Institutional Investor magazine
	Cash equities (2)	Ranked ninth in the cash equities segment by trading volume in the January to December 2018 period.	Main competitors: UBS Brasil Corretora, XP Investimentos, Morgan Stanley Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, and Merrill Lynch S.A.	
	Futures and derivatives (2)	Ranked eleventh in the futures and derivatives segment by number of traded contracts in the January to December 2018 period.	Main competitors: UBS Brasil Corretora, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., XP Investimentos, Clear Corretora de Títulos e Valores Mobiliários LTDA, and Modal Distribuidora de Títulos e Valores Mobiliários LTDA.	
	Research (3)	Ranked the third top research house in Latin America	Main competitors (local and global players): JP Morgan Corretora de Câmbio e Valores Mobiliários S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Credit Suisse Hedging-Griffo Corretora de Valores S.A., and Bank of America Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários.	

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Banco Itaú Argentina	Total loan portfolio (including privately-owned banks only)	In December 2018, we reached a 2.3% market share in terms of total outstanding loan balance in Argentine pesos, positioning us as the 12th bank in this segment in Argentina.	Our main competitors are Banco Santander Río S.A., Banco de Galicia y Buenos Aires S.A., BBVA Banco Frances S.A., and Banco Macro S.A.	Central Bank of Argentina.
Itaú CorpBanca	Total loan portfolio (including privately-owned banks only)	In December 2018, we reached an 11.6% market share in terms of total loans balance in Chilean pesos, positioning us as the fifth bank in this segment in Chile.	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile, and Banco de Crédito e Inversiones.	Superintendency of Banks and Financial Institutions.
Banco Itaú Paraguay	Total loan portfolio (including privately-owned banks only)	In December 2018, we reached a 15.0% market share based on total outstanding loan balance in guaranis, positioning us as the third largest bank in this segment in Paraguay.	Our main competitors are Banco Continental S.A.E.C.A., Banco Regional S.A.E.C.A., and Banco Bilbao Viscaya Argentaria Paraguay S.A.	Central Bank of Paraguay.
Banco Itaú Uruguay	Total loan portfolio (including privately-owned banks only)	In December 2018, we reached a 21.6% market share in terms of total loans balance in Uruguayan pesos, positioning us as the second largest private bank in Uruguay.	Our main competitors are Banco Santander Uruguay, Banco Bilbao Vizcaya Argentaria Uruguay, and Scotiabank Uruguay.	Central Bank of Uruguay.

ii. State of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. On December 31, 2018, there were 135 conglomerates, commercial and multiple-service banks, development banks, and Caixa Econômica Federal, among a total of 1,348 institutions in Brazil.

Together with Banco Bradesco S.A. and Banco Santander Brasil S.A., we are leaders in the privately-owned multiple-services banking segment. On December 31, 2018, these banks accounted for 38.8% of the Brazilian banking industry's total assets. We also face competition from state-owned banks. On December 31, 2018, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 39.7% of the banking system's total assets.

The following table presents the total assets of the 10 top banks in Brazil, classified according to their share in the total assets of the Brazilian banking industry:

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d) Seasonality Our retail banking and credit card business have some seasonality in general, with an increased level of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year. In addition, there is seasonality at the end of the year in our pension plan business, driven by the statutory requirement in Brazil that all employees must receive the equivalent of one month’s extra salary at the end of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, when taxes and other fiscal contributions are usually aid. e) The main inputs and raw materials, informing: i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and applicable legislation The process of contracting goods and services in our supply chain is carried out on a centralized basis by the Procurement department, with involvement of the contracting and legal, among other supporting departments. However, there are some categories for which trading and contractual negotiations are assigned to their technical managers. The remaining contracting steps are centralized by the Procurement department, thus ensuring that the administrative evaluation of the supplier and registration of contracts signed are in the management system. We have a structured process for evaluating suppliers aimed at mitigating risks in our supply chain. This process starts with the supplier accessing and registering on the website www.itau.com.br/fornecedores, where the Code of Ethics and the Supplier Relationship Code are published for awareness and acknowledgment purposes. After registration of the supplier in our system, these companies go through an administrative approval process, which consists in an analysis of the supplier’s adherence to environmental and social responsibility practices, compliance with and adherence to fiscal, tax and labor legislation (regularity of certificates, licenses, payment of taxes, salaries and contributions), fulfillment of their corporate obligations through the same tools used to assess clients (credit analysis, indebtedness with the market and suppliers, AML (anti-money laundering), fraud, anti-corruption law, and other discrediting facts). This process is based on three risk analysis pillars and comprises a specific view of the risks associated with the category of products or services supplied. · Reputational/Regulatory Risk: analysis of the risks associated with image and compliance with current legislation; · Continuity: analysis of the risks associated with the financial health and the supply impact on the bank’s operations; and 118 d) Seasonality Our retail banking and credit card business have some seasonality in general, with an increased level of retail and credit card transactions during the Christmas season and a subsequent decrease at the beginning of the year. In addition, there is seasonality at the end of the year in our pension plan business, driven by the statutory requirement in Brazil that all employees must receive the equivalent of one month’s extra salary at the end of the year. We also have some seasonality in our banking service fees related to collection services at the beginning of the year, when taxes and other fiscal contributions are usually aid. e) The main inputs and raw materials, informing: i. Description of the relationships established with suppliers, including whether they are subject to governmental controls or regulation, indicating the bodies and applicable legislation The process of contracting goods and services in our supply chain is carried out on a centralized basis by the Procurement department, with involvement of the contracting and legal, among other supporting departments. However, there are some categories for which trading and contractual negotiations are assigned to their technical managers. The remaining contracting steps are centralized by the Procurement department, thus ensuring that the administrative evaluation of the supplier and registration of contracts signed are in the management system. We have a structured process for evaluating suppliers aimed at mitigating risks in our supply chain. This process starts with the supplier accessing and registering on the website www.itau.com.br/fornecedores, where the Code of Ethics and the Supplier Relationship Code are published for awareness and acknowledgment purposes. After registration of the supplier in our system, these companies go through an administrative approval process, which consists in an analysis of the supplier’s adherence to environmental and social responsibility practices, compliance with and adherence to fiscal, tax and labor legislation (regularity of certificates, licenses, payment of taxes, salaries and contributions), fulfillment of their corporate obligations through the same tools used to assess clients (credit analysis, indebtedness with the market and suppliers, AML (anti-money laundering), fraud, anti-corruption law, and other discrediting facts). This process is based on three risk analysis pillars and comprises a specific view of the risks associated with the category of products or services supplied. · Reputational/Regulatory Risk: analysis of the risks associated with image and compliance with current legislation; · Continuity: analysis of the risks associated with the financial health and the supply impact on the bank’s operations; and 118

· Labor: analysis of the labor risk in service provision based on legal criteria. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go through a technical approval stage aimed at reviewing the supplier technical information and its products and services, identifying whether what is offered is in line with the institution’s needs and requirements. For suppliers that support critical operations of the bank or are strongly technically dependent on a high level, the contracting out of products and services is evaluated and addressed separately. The supplier will be eligible to take part in contracting processes if first approved in the above- mentioned analyses. After being contracted, the relationship with the suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to the contractual provisions, performance and quality of the services engaged, and risks. For this reason, we monitor the approved suppliers based on risks associated with the service or product category. The monitoring criteria are the same of those used in the administrative evaluation process, aimed at checking the initial condition evaluated and may even lead to the termination of the business relationship with the supplier at any time in the event any risk is identified. As a member of the National Financial System, the Institution’s operations are regulated and follow the guidelines of regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Commission (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and Ministry of Labor. ii. Possible dependence on a few suppliers The search for suppliers to the Bank should be an ongoing and permanent activity, always seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. We have a current base of 13,789 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. Possible dependence may occur whenever a supplier has exclusiveness in the provision of a service. iii. Possible volatility in suppliers' prices Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest rate, foreign exchange, equities, commodities, indexes (e.g., inflation), among others. 119· Labor: analysis of the labor risk in service provision based on legal criteria. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go through a technical approval stage aimed at reviewing the supplier technical information and its products and services, identifying whether what is offered is in line with the institution’s needs and requirements. For suppliers that support critical operations of the bank or are strongly technically dependent on a high level, the contracting out of products and services is evaluated and addressed separately. The supplier will be eligible to take part in contracting processes if first approved in the above- mentioned analyses. After being contracted, the relationship with the suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to the contractual provisions, performance and quality of the services engaged, and risks. For this reason, we monitor the approved suppliers based on risks associated with the service or product category. The monitoring criteria are the same of those used in the administrative evaluation process, aimed at checking the initial condition evaluated and may even lead to the termination of the business relationship with the supplier at any time in the event any risk is identified. As a member of the National Financial System, the Institution’s operations are regulated and follow the guidelines of regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Commission (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and Ministry of Labor. ii. Possible dependence on a few suppliers The search for suppliers to the Bank should be an ongoing and permanent activity, always seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. We have a current base of 13,789 approved suppliers that can provide services and supply products to Itaú. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out, whenever possible, procurement processes involving at least two suppliers. Possible dependence may occur whenever a supplier has exclusiveness in the provision of a service. iii. Possible volatility in suppliers' prices Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest rate, foreign exchange, equities, commodities, indexes (e.g., inflation), among others. 119

7.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating: a) Total amount of revenues arising from the client There are no clients accounting for more than 10% of the Issuer’s revenues. b) Operating segments affected by the revenue arising from the client The table below shows the concentration of loan and lease operations: (In R$ million) December 31 By concentration 2018 2017 2016 Largest debtor 5,193 4,079 3 ,543 10 largest debtors 3 1,564 2 8,958 21,609 20 largest debtors 4 7,433 4 6,313 3 2,720 50 largest debtors 73,358 74,772 5 2,992 100 largest debtors 9 8,675 101,149 72,443 1207.4. Identify whether there are clients that are responsible for more than 10% of the issuer’s net revenues, stating: a) Total amount of revenues arising from the client There are no clients accounting for more than 10% of the Issuer’s revenues. b) Operating segments affected by the revenue arising from the client The table below shows the concentration of loan and lease operations: (In R$ million) December 31 By concentration 2018 2017 2016 Largest debtor 5,193 4,079 3 ,543 10 largest debtors 3 1,564 2 8,958 21,609 20 largest debtors 4 7,433 4 6,313 3 2,720 50 largest debtors 73,358 74,772 5 2,992 100 largest debtors 9 8,675 101,149 72,443 120

7.5. Describe the material effects of state regulation on the issuer’s activities, specifically commenting on: a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits In order to conduct its activities, the Issuer depends on prior permits from the Central Bank. Incorporated on September 9, 1943 under the name Banco da Metropole de São Paulo S.A., registered with the Junta ́ Comercial do Estado de São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A. In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. Regulatory Environment We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil: • CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. The CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil; • Central Bank: responsible for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN; • CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over- the-counter markets; • CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities; • SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants; and • ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants. Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panamá, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America. Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy: • prohibition against operating in Brazil without the prior approval of the Central Bank; • prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses or as expressly authorized by the Central Bank, pursuant to CMN regulation; 1217.5. Describe the material effects of state regulation on the issuer’s activities, specifically commenting on: a) The need for government permits for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits In order to conduct its activities, the Issuer depends on prior permits from the Central Bank. Incorporated on September 9, 1943 under the name Banco da Metropole de São Paulo S.A., registered with the Junta ́ Comercial do Estado de São Paulo (JUCESP) under number 20.683 on May 22, 1944, the Issuer obtained a permit to operate as a financial institution on July 24, 1944. However, its history traces back to the activities of Itaú and Unibanco. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. The institution, which would play the leading role in a continuous process of mergers and acquisitions, adopted the name of Unibanco in 1975. In the Itaú group, the origins go back to 1944, when the members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, currently Itaú Unibanco S.A. In relation to the capital markets, the Issuer’s shares were admitted for trading on BM&FBOVESPA in March 2003, replacing the shares of the institution that is currently named Itaú Unibanco S.A., which were admitted for trading on BM&FBOVESPA (then named Bolsa Oficial de Valores de São Paulo) on October 20, 1944. On September 27, 1924, the banking department of Casa Moreira Salles started to operate, later becoming Banco Moreira Salles. Regulatory Environment We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. The supervisory activities of these entities are essential to the structure of our business, and they directly impact our growth strategies. Below we describe the main entities that regulate and supervise our activities in Brazil: • CMN: the highest authority responsible for establishing monetary and financial policies in Brazil, overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies, for regulating the conditions for organization, operation and inspection of financial institutions, as well as supervising the liquidity and solvency of these institutions. The CMN is also responsible for the general guidelines to be followed in the organization and operation of the securities market and the regulation of foreign investments in Brazil; • Central Bank: responsible for implementing the policies established by the CMN, authorizing the establishment of financial institutions and supervising financial institutions in Brazil. It establishes minimum capital requirements, limits for permanent assets, credit limits and requirements for compulsory deposits, in accordance with the policies established by the CMN; • CVM: responsible for regulating, sanctioning and inspecting the Brazilian securities market (which in Brazil includes derivatives) and its participants, as well as overseeing exchange and organized over- the-counter markets; • CNSP: responsible for establishing the guidelines and directives for insurance and premium bond companies and open private pension entities; • SUSEP: responsible for regulating and supervising the insurance, open private pension funds and capitalization markets in Brazil and their participants; and • ANS: responsible for regulating and supervising the health insurance market in Brazil and its participants. Outside of Brazil, we have main operations subject to oversight by local regulatory authorities in the following jurisdictions: South America, in particular Argentina, Colombia, Chile, Uruguay and Paraguay; Europe, in particular, the United Kingdom and Switzerland; Central America in particular Panamá, and the Caribbean, in particular Bahamas and Cayman Islands; and the United States of America. Financial institutions are subject to a number of regulatory requirements and restrictions, among which the following are noteworthy: • prohibition against operating in Brazil without the prior approval of the Central Bank; • prohibition against acquiring real estate that are not for the financial institution’s own use, except real estate received for settlement of loan losses or as expressly authorized by the Central Bank, pursuant to CMN regulation; 121

• prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios; • prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group; • restrictions on credit transactions to certain related individuals and legal entities. • obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); and • obligation to maintain sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank. Basel III Framework Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019. The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure. Basel III implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written- off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The st requirements are applicable to all instruments issued after January 1 , 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a st ten-year period, beginning on January 1 , 2013. Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system- wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. 122• prohibition against acquiring interests in companies without the prior approval of the Central Bank, except for ownership interest typical of investment portfolios held by investment banks or universal banks with investment portfolios; • prohibition against granting loans that represent more than 25% of the financial institution’s regulatory capital to only one person or group; • restrictions on credit transactions to certain related individuals and legal entities. • obligation to deposit a portion of the deposits received from clients with the Central Bank (compulsory deposit); and • obligation to maintain sufficient capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank. Basel III Framework Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019. The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Basel III also introduces a new leverage ratio, defined as Tier 1 Capital divided by the bank’s total exposure. Basel III implemented a liquidity coverage ratio, or LCR, and a net stable funding ratio, or NSFR. The LCR requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period. The NFSR establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to non-common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written- off or converted into common shares upon a “trigger event.” A “trigger event” is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The st requirements are applicable to all instruments issued after January 1 , 2013. The instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks’ capital over a st ten-year period, beginning on January 1 , 2013. Additional regulatory capital requirements apply to systemically important financial institutions, or G-SIFIs. The Basel Committee’s assessment methodology to determine which financial institutions are G-SIFIs is based on indicators that reflect the following aspects of G-SIFIs: (i) size; (ii) interconnectedness; (iii) lack of readily available substitute or financial institution infrastructure for the services provided; (iv) global or cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIFI framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. In addition to the minimum capital requirements, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system- wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. 122

Implementation of Basel III in Brazil Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência); and Additional Core Capital (Adicional de Capital Principal). Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,192/13, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk- weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022. The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. Since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets. 123Implementation of Basel III in Brazil Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: Regulatory Capital (Patrimônio de Referência); and Additional Core Capital (Adicional de Capital Principal). Brazilian banks’ Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is further divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves, or Capital Principal) and Additional Tier 1 Capital (hybrid debt and equity instruments authorized by the Central Bank, or Capital Complementar). In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,192/13, all instruments issued after October 1, 2013 by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event”. A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk- weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, or RAET) or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. Existing hybrid instruments and subordinated debt previously approved by the Central Bank as eligible capital instruments may continue to qualify as Additional Tier 1 Capital or Tier 2 Capital, as the case may be, provided that they comply with the above requirements and a new authorization from the Central Bank is obtained. Instruments that do not comply with these requirements will be phased out as eligible capital instruments by deducting 10.0% of their book value per year from the amount that qualifies as Additional Tier 1 Capital or Tier 2 Capital. The first deduction occurred on October 1, 2013, and subsequent deductions will take place annually starting January 1, 2014 until January 1, 2022. The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Capital Principal Conservação), the countercyclical capital buffer (Adicional de Capital Principal Contracíclico) and the higher loss absorbency requirement for domestic systemically important banks (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The higher loss absorbency requirement for domestic systemically important banks seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; and (iii) repurchase its own shares and effect reductions in its share capital. Since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding. The figures presented below refer to the percentage of our risk-weighted assets. 123

	From January 1st		
Basel III - Implementation Schedule	**2017**	**2018**	**2019[(2)]**
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total Capital	**9.25%**	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**1.50%**	**2.375%**	**3.5%**
conservation	1.25%	1.875%	2.5%
countercyclical[(1)]	0%	0%	0%
systemic	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	**6.0%**	**6.875%**	**8.0%**
Total Capital + ACP	**10.75%**	**11.0%**	**11.5%**
Prudential adjustments deductions	**80%**	**100%**	**100%**

(1) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (Central Bank Communication No. 30,371/17), and currently is set to zero (Central Bank Communication No. 32,794/18). Should the requirement increase, the new percentage takes effect twelve months after the announcement.
(2) Minimum requirements valid from January 1, 2019 onwards.

	From January 1st		
Schedule for limits to be observed	**2017**	**2018**	**2019**
Liquidity Coverage Ratio (LCR)	80%	90%	100%

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios (*Razão de Alavancagem*, or RA) on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio (*Índice de Liquidez de Longo Prazo*, or NSFR) and the Leverage Ratio (*Razão de Alavancagem*, or RA) to be observed by certain Brazilian Financial institutions, including those classified as Segment 1 pursuant to CMN regulation (such as us – please refer to item "Segmentation for the proportional application of the prudential regulation" for more information), and the terms for compliance with such requirements.

The NSFR corresponds to the ratio between the Available Stable Funds (*Recursos Estáveis Disponíveis*, or ASF) and the Required Stable Funds (*Recursos Estáveis Requeridos*, or RSF) of the financial institution. This new rule for NSFR, which became effective on October 1st, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The RA, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The RA rule enacted in November 2017 became effective as of January 1, 2018 and determined the threshold of 3% as the minimum requirement for the RA for Segment 1 financial institutions (which is our case).

CMN regulation also defines the entities that compose the consolidated enterprise level (*conglomerado prudencial*) of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the consolidated enterprise level (*conglomerado prudencial*) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the consolidated enterprise level (*conglomerado prudencial*).

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was issued, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders' remuneration to compliance with the prudential requirements established by the CMN.

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of its transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a new rule which unifies and expands Brazilian regulation on risk and capital management. Such rule provides that risk management must be conducted through

124

an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles. According to such new rule, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Global Systemically Important Financial Institutions (G-SIFI) Assessment in Brazil The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 16, 2018. The next update is expected in November 2019. Recovery Plans for Systematically Important Financial Institutions On June 30, 2016, the CMN enacted a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans st by December 31 , annually. Segmentation for the Proportional Application of the Prudential Regulation On January 30, 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. Brazilian Covered Bond (“Letra Imobiliária Garantida” – LIG) In 2015, Law No. 13,097 was enacted to create the Brazilian covered bond (Letra Imobiliária Garantida, or LIG), a new debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. The law provides that the CMN shall regulate its provisions , including regarding the terms and conditions, financial institutions authorized to issue Brazilian covered bonds, conditions of redemption and early maturity of Brazilian covered bonds, eligibility requirements, composition, sufficiency, maturity and liquidity of the related portfolio of assets, conditions of replacement and reinforcement of such assets, requirements for financial institutions to act as fiduciary agent and the assumptions, conditions and manner of their removal or replacement and its attributions. On August 29 2017, the CMN issued a rule regulating the provisions of Law No. 13,097. In December 2017, the Central Bank enacted two rules applicable to the issuance of Brazilian covered bonds. The first rule establishes the procedures for accounting and disclosure of information by the issuers of Brazilian covered bonds, as portfolio managers of assets subject to the fiduciary regime provided in Law No. 13,097. The second rule establishes the minimum information in respect of the Brazilian covered bonds to be provided by the issuers to investors. 125an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles. According to such new rule, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution’s capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Global Systemically Important Financial Institutions (G-SIFI) Assessment in Brazil The Central Bank has adopted the same indicators set out by the Basel Committee to determine if Brazilian financial institutions qualify as G-SIFIs. Please see “Basel III Framework,” for further details. This assessment is required of banks with total exposure – the denominator for the leverage ratio – in excess of EUR200 billion, individually. However, no additional loss absorbency requirements for Brazilian G-SIFIs have been established. We were not included on the latest list of G-SIFIs issued on November 16, 2018. The next update is expected in November 2019. Recovery Plans for Systematically Important Financial Institutions On June 30, 2016, the CMN enacted a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil’s systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios. The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans st by December 31 , annually. Segmentation for the Proportional Application of the Prudential Regulation On January 30, 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. Brazilian Covered Bond (“Letra Imobiliária Garantida” – LIG) In 2015, Law No. 13,097 was enacted to create the Brazilian covered bond (Letra Imobiliária Garantida, or LIG), a new debt instrument for funding Brazilian financial institutions that follows the covered bonds structure. The law provides that the CMN shall regulate its provisions , including regarding the terms and conditions, financial institutions authorized to issue Brazilian covered bonds, conditions of redemption and early maturity of Brazilian covered bonds, eligibility requirements, composition, sufficiency, maturity and liquidity of the related portfolio of assets, conditions of replacement and reinforcement of such assets, requirements for financial institutions to act as fiduciary agent and the assumptions, conditions and manner of their removal or replacement and its attributions. On August 29 2017, the CMN issued a rule regulating the provisions of Law No. 13,097. In December 2017, the Central Bank enacted two rules applicable to the issuance of Brazilian covered bonds. The first rule establishes the procedures for accounting and disclosure of information by the issuers of Brazilian covered bonds, as portfolio managers of assets subject to the fiduciary regime provided in Law No. 13,097. The second rule establishes the minimum information in respect of the Brazilian covered bonds to be provided by the issuers to investors. 125

On May 4, 2018, the Central Bank issued a rule establishing the procedures and the information necessary for the deposit of the Brazilian covered bonds and for the registration or deposit of the assets that compose the underlying portfolio of the instrument. On May 9, 2018 it issued a rule establishing the procedures for accounting and disclosure of information about the assets that compose the underlying portfolios and the obligations, by issuance of Brazilian covered bonds, of the issuing institution and of the fiduciary agent, in the event of an intervention decree, extrajudicial liquidation, bankruptcy or the recognition (by the Central Bank) of the insolvency status of the issuing institution. Following these rules, on December 14, 2018, Itaú Unibanco S.A. completed its first issuance of Brazilian covered bonds in the total amount of R$1.224 billion. As of December 31, 2018, the accrued value of the outstanding Brazilian covered bonds (as reflected in Itaú Unibanco Holding’s financial statements), amounted to R$1.227 billion. Passive provision for financial guarantees On July 28, 2016 the CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017. Foreign Currency Transactions and Exposure Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions. In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross- border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Please see “Item 10E. Taxation” for further details about tax on foreign exchange transactions. Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital. Liquidity and Fixed Assets Investment Regime In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital. Large Exposure Limits We are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. In this respect, on July 31, 2018 the Central Bank released a new resolution in order to comply with the Basel III reforms. The main differences between the former rule and the new rule in force since January 1, 2019 are changes in the basis for calculation of the exposure limits applicable to financial institutions classified as Segment 1 to their Tier 1 Regulatory Capital and an augmentation of the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and 126On May 4, 2018, the Central Bank issued a rule establishing the procedures and the information necessary for the deposit of the Brazilian covered bonds and for the registration or deposit of the assets that compose the underlying portfolio of the instrument. On May 9, 2018 it issued a rule establishing the procedures for accounting and disclosure of information about the assets that compose the underlying portfolios and the obligations, by issuance of Brazilian covered bonds, of the issuing institution and of the fiduciary agent, in the event of an intervention decree, extrajudicial liquidation, bankruptcy or the recognition (by the Central Bank) of the insolvency status of the issuing institution. Following these rules, on December 14, 2018, Itaú Unibanco S.A. completed its first issuance of Brazilian covered bonds in the total amount of R$1.224 billion. As of December 31, 2018, the accrued value of the outstanding Brazilian covered bonds (as reflected in Itaú Unibanco Holding’s financial statements), amounted to R$1.227 billion. Passive provision for financial guarantees On July 28, 2016 the CMN enacted a new rule, establishing specific accounting procedures for the assessment and registration of passive provisions (provisão passiva) that financial institutions must create in respect of financial guarantees. The accounting procedures established by this regulation seek to align the Brazilian standards with IFRS. Such resolution is effective since January 1, 2017. Foreign Currency Transactions and Exposure Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank. There are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. Currently there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions. In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross- border loans, in which one party is in Brazil and the other party is abroad, require previous registration with the Central Bank, which may establish limits on the conditions of such foreign currency loan transactions. Please see “Item 10E. Taxation” for further details about tax on foreign exchange transactions. Financial institutions may also grant loans in or indexed to a foreign currency to their clients’ trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Pré-Pagamento de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows. The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy. In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital. Liquidity and Fixed Assets Investment Regime In accordance with CMN regulation, financial institutions may not hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of the adjusted regulatory capital. Large Exposure Limits We are legally prevented from granting loans or advances, and guarantees, including derivative transactions, underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. In this respect, on July 31, 2018 the Central Bank released a new resolution in order to comply with the Basel III reforms. The main differences between the former rule and the new rule in force since January 1, 2019 are changes in the basis for calculation of the exposure limits applicable to financial institutions classified as Segment 1 to their Tier 1 Regulatory Capital and an augmentation of the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and 126 derivatives holding in our investment portfolio. According to the new rule, the maximum exposure to any one individual counterparty or to a group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital and the maximum exposure to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital. Please refer to “Item 4B. Business Overview – Segmentation for the proportional application of the prudential regulation” for more information regarding Segment 1 financial institutions, which is our case. For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government; (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government; (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves; (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it; and (v) a municipal district, jointly with all entities directly or indirectly controlled by it. Such definition is also subject to change under the new resolution published by the Central Bank on July 31, 2018 mentioned above. The new rule establishes additional criteria for the identification of separate customers: (i) the Brazilian government, including the Central Bank; (ii) an entity which 50% or more of its voting capital is held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, the Federal District or their controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction, if this entity is not included in the central government; (vii) each entity which 50% or more of its voting capital is held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. At last, banks must identify possible connected counterparties on the basis of economic interdependence in all cases where the sum of all exposures to one individual counterparty exceeds 5% of the eligible capital base. Two or more counterparties sustain a relation of economic interdependence if one of the counterparties were to experience financial difficulties, then the other, as a result, would also be likely to encounter financial difficulties, which include those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the requirements specified above. Risk Weighted Asset Calculation The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation. Financial Bills (Letras Financeiras) Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with the CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are: • Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution; • Suspension of payment of interest in case of non compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or written-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts; and • Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution. 127derivatives holding in our investment portfolio. According to the new rule, the maximum exposure to any one individual counterparty or to a group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital and the maximum exposure to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital. Please refer to “Item 4B. Business Overview – Segmentation for the proportional application of the prudential regulation” for more information regarding Segment 1 financial institutions, which is our case. For the purpose of this limit, the following public sector entities are to be considered as separate customers: (i) the Brazilian government; (ii) an entity controlled directly or indirectly by the Brazilian government which is not financially dependent on another entity controlled directly or indirectly by the Brazilian government; (iii) entities controlled directly or indirectly by the Brazilian government which are financially dependent among themselves; (iv) a State or the Federal District, jointly with all entities directly or indirectly controlled by it; and (v) a municipal district, jointly with all entities directly or indirectly controlled by it. Such definition is also subject to change under the new resolution published by the Central Bank on July 31, 2018 mentioned above. The new rule establishes additional criteria for the identification of separate customers: (i) the Brazilian government, including the Central Bank; (ii) an entity which 50% or more of its voting capital is held directly by the Brazilian Government, jointly with its controlled entities; (iii) a State of the Federative Republic of Brazil or the Federal District, jointly with its controlled entities and with entities which are financially dependent on a State, the Federal District or their controlled entities; (iv) each Brazilian municipal district, jointly with its controlled entities and with entities which are financially dependent on a municipality or its controlled entities; (v) each central government of a foreign jurisdiction; (vi) each central bank of a foreign jurisdiction, if this entity is not included in the central government; (vii) each entity which 50% or more of its voting capital is held directly by a central government of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it; (viii) a governmental body of a foreign jurisdiction, jointly with its controlled entities and with entities that are financially dependent on it or its controlled entities; and (ix) any other entity, public or private, which share the credit risk calculated by the financial institution according to CMN regulations. At last, banks must identify possible connected counterparties on the basis of economic interdependence in all cases where the sum of all exposures to one individual counterparty exceeds 5% of the eligible capital base. Two or more counterparties sustain a relation of economic interdependence if one of the counterparties were to experience financial difficulties, then the other, as a result, would also be likely to encounter financial difficulties, which include those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the requirements specified above. Risk Weighted Asset Calculation The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation. Financial Bills (Letras Financeiras) Law No. 12,838 of July 9, 2013 adapted financial bills (letras financeiras) to the Basel III framework and granted the Central Bank power to limit the payment of dividends and interest on capital by financial institutions that do not comply with the CMN capital requirements. With the changes enacted by Law No. 12,838, Brazilian financial institutions will likely issue Basel III-compliant hybrid or subordinated debt instruments under the regulatory framework of financial bills. The main characteristics of financial bills changed by Law No. 12,838 are: • Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer financial institution; • Suspension of payment of interest in case of non compliance with capital requirement rules in case the financial bills are part of the regulatory capital of the financial institution. Additionally, in order to preserve the regular functioning of the Brazilian financial system, the Central Bank may determine that financial bills be converted into equity or written-off. These determinations will not be considered a default by the financial institution and will not accelerate the maturity of its other debts; and • Financial bills may include, as early maturity events, default on the payment of the interest of the financial bill or the dissolution of the financial institution. 127

Establishment of a Succession Policy Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management. The Board of Directors of the institutions are required by law to approve, supervise and control the process of planning such policy, which must expressly assign the positions subject to the succession policy, taking into consideration the institution’s structure, risk profile and business model. The succession policy shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions considering the following aspects: (i) conditions required by Brazilian law to exercise such position; (ii) technical capacity; (iii) managing capacity; (iv) interpersonal skills; (v) knowledge of legislation and regulation regarding liability for their actions; and (vi) experience. Our Board of Director’s approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team. Code of Corporate Governance The Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. As a result of the edition of this Code, companies must submit to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework in 2017 by means of the CVM Ruling No. 586/17. In addition, the CMN has included the principles and criteria of corporate governance of financial institutions established by the Basel Committee into the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision.” CMN rules establish the terms for the remittance of information on the management of financial institutions to the Central Bank, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. The financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations. Anti-Corruption Law In January 2014, a new Brazilian anti-corruption law came into force. The new law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings. In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015. The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer: (i) To our Investor Relations website > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Anti-corruption Corporate Policy from which you can electronically access further details about our Anti-corruption Corporate Policy. (ii) To our Investor Relations website > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Corporate Conduct, Integrity and Ethics Policy from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests. 128 Establishment of a Succession Policy Financial institutions and other institutions authorized to operate by the Central Bank are required to maintain a succession policy for its management. The Board of Directors of the institutions are required by law to approve, supervise and control the process of planning such policy, which must expressly assign the positions subject to the succession policy, taking into consideration the institution’s structure, risk profile and business model. The succession policy shall cover recruiting, promotion, election and retention processes, based on rules that regulate the identification, evaluation and training of senior management positions considering the following aspects: (i) conditions required by Brazilian law to exercise such position; (ii) technical capacity; (iii) managing capacity; (iv) interpersonal skills; (v) knowledge of legislation and regulation regarding liability for their actions; and (vi) experience. Our Board of Director’s approved our Manager’s Succession Policy in accordance with CMN’s resolution. Our succession policy aims to consolidate the internal procedures and practices of the Itaú Unibanco Group regarding the succession of our management team. Code of Corporate Governance The Brazilian Corporate Governance Code for publicly-held companies (Código Brasileiro de Governança Corporativa – Companhias Abertas) sets forth corporate governance-related principles, guidelines and actions applicable to publicly-held companies and determines that companies adopt the “apply or explain” model in respect of its principles, guidelines and actions. As a result of the edition of this Code, companies must submit to CVM a report regarding their adherence to the Brazilian Corporate Governance Code within seven months of the closing date of the fiscal year. The implementation of the Corporate Governance Code was integrated in the local regulatory framework in 2017 by means of the CVM Ruling No. 586/17. In addition, the CMN has included the principles and criteria of corporate governance of financial institutions established by the Basel Committee into the Brazilian regulatory framework, through the “Core Principles for Effective Banking Supervision.” CMN rules establish the terms for the remittance of information on the management of financial institutions to the Central Bank, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any person classified in one of such categories. For this purpose, financial institutions must provide a communication channel which allows employees, contributors, clients, users, associates, or services providers to anonymously report situations indicating illegal acts of any nature related to the institution. The financial institutions must also determine the internal body responsible for receiving the information and complying with the reporting obligations. Anti-Corruption Law In January 2014, a new Brazilian anti-corruption law came into force. The new law establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. Although known as an anti-corruption law, it also encompasses other injurious acts contrary to the Brazilian or foreign public administration including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings. In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions as determined by the new federal regulation issued in March 2015. The new regulation also provides parameters for the application of the anti-corruption law including with respect to penalties and compliance programs. Please refer: (i) To our Investor Relations website > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Anti-corruption Corporate Policy from which you can electronically access further details about our Anti-corruption Corporate Policy. (ii) To our Investor Relations website > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Corporate Conduct, Integrity and Ethics Policy from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests. 128

Compensation of Directors and Officers of Financial Institutions According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders. Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management. Antitrust Regulation The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted to CADE, the Brazilian antitrust regulator, for prior approval in the event these transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement, and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) other transactions which result in increased market share in the market segments they operate. With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, in December 2018, the Central Bank and CADE approved a joint normative act establishing the procedures that improve the efficiency of their respective actions in antitrust matters in the National Financial System. Pursuant to the joint normative act, the authorities will be authorized to share information for the purposes of their respective activities and carry out meetings to discuss matters that require actions from such authorities. Such joint normative act also provides that transactions involving financial institutions must be submitted to independent analyses by each of the authorities. In cases involving risk to the financial system, the Central Bank shall approve the transaction; CADE will be bound by this approval and must adopt the decision of the Central Bank as grounds for approval. CADE and the Central Bank shall also cooperate in CADE’s administrative procedures regarding anticompetitive practices of financial institutions. It is worth mentioning that legislations in force in other jurisdictions may require that concentration acts be submitted to the proper antitrust authority. The Brazilian antitrust law sets forth some penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union) legislations, may also be applicable to companies whenever these carry out alleged anticompetitive practices. Our Antitrust Corporate Policy is available on the Investors Relations website of Itaú Unibanco www.itau.com.br\investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies >Antitrust Corporate Policy. Treatment of Past Due Debts Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial 129Compensation of Directors and Officers of Financial Institutions According to rules set forth by the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation should be reversed proportionally to the decrease in result, in order to minimize the loss incurred by the financial institutions and their stockholders. Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN’s regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management. Antitrust Regulation The Brazilian Antitrust Law requires that transactions resulting in economic concentration should be submitted to CADE, the Brazilian antitrust regulator, for prior approval in the event these transactions meet the following criteria: (i) the economic group of any of the parties to a transaction recorded, in the fiscal year prior to that of the transaction, minimum gross revenues of R$750 million; and (ii) at least one of the other economic groups involved in the transaction recorded, for the same time period, minimum gross revenues of R$75 million. The closing of a transaction prior to CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant agreement, and potential administrative proceedings. In addition to submitting such transactions to CADE’s approval, financial institutions are required by Circular No. 3,590/2012 of the Central Bank (updated by Circular No. 3,800/2016) to submit to the Central Bank’s antitrust approval any concentration acts involving two or more financial institutions authorized to operate by the Central Bank in the following cases: (i) acquisition of corporate control, (ii) a merger, (iii) transfer of the business to another financial institution, and (iv) other transactions which result in increased market share in the market segments they operate. With respect to the conflict of jurisdiction to review and approve concentration acts involving financial institutions, in December 2018, the Central Bank and CADE approved a joint normative act establishing the procedures that improve the efficiency of their respective actions in antitrust matters in the National Financial System. Pursuant to the joint normative act, the authorities will be authorized to share information for the purposes of their respective activities and carry out meetings to discuss matters that require actions from such authorities. Such joint normative act also provides that transactions involving financial institutions must be submitted to independent analyses by each of the authorities. In cases involving risk to the financial system, the Central Bank shall approve the transaction; CADE will be bound by this approval and must adopt the decision of the Central Bank as grounds for approval. CADE and the Central Bank shall also cooperate in CADE’s administrative procedures regarding anticompetitive practices of financial institutions. It is worth mentioning that legislations in force in other jurisdictions may require that concentration acts be submitted to the proper antitrust authority. The Brazilian antitrust law sets forth some penalties in the event of violations of the economic order. Accordingly, an undertaking in a dominant position (as the law assumes of one holding over 20% interest) in a certain market in which it operates, which, irrespective thereof, carries out an illegal interaction with competitors, including through professional associations, may be subject to an administrative fine of 0.1% to 20% of the gross revenues of the group operating in the industry affected by such violation and to the divestiture of assets, among other penalties. Additionally, the antitrust legislation of other jurisdictions, such as the U.S. (Sherman Act) and the European (Articles 101 and 102 of the Treaty on the Functioning of the European Union) legislations, may also be applicable to companies whenever these carry out alleged anticompetitive practices. Our Antitrust Corporate Policy is available on the Investors Relations website of Itaú Unibanco www.itau.com.br\investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies >Antitrust Corporate Policy. Treatment of Past Due Debts Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and recognize provisions according to the level attributed to each such transaction. The classification is based on the financial condition of the clients the terms and conditions of the transaction and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial 129 institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification[(1)]	AA	A	B	C	D	E	F	G	H
Allowance (%)	0	0.5	1	3	10	30	50	70	100
Past due (in days)...	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

(1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in "Note 2.4(d) I – Classification and Measurement of Financial Assets" and "Note 32 Risk and Capital Management" of our audited consolidated financial statements. The risk levels are categorized as:

- Lower risk: PD lower or equal than 4.44%
- Satisfactory: PD from 4.44% up to 25.95%
- Higher risk: PD higher than 25.95%
- Credit-Impaired: loans classified in Stage 3

Bank insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either privately-held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i) temporary special administration regime or RAET, (ii) intervention, and (iii) extrajudicial liquidation. Financial institutions may also be subject to the bankruptcy regime.

In the course of the special regimes described below, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

RAET

The RAET is a less severe special regime which allows financial institutions to continue to operate. Its main effect is that the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers. Its duration is limited and its main objective is the adoption of measures aimed at the resumption of the financial institution's regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.

Intervention

Under this regime, the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution's management. In general, the intervention is aimed at preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution's creditors. The intervention is also time-limited and may be followed by the resumption of the financial institution's regular activities or the declaration of extrajudicial liquidation or bankruptcy.

The intervention suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.

Extrajudicial Liquidation

Extrajudicial liquidation generally corresponds to the process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution's activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with

130

the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities. The extrajudicial liquidation (i) suspends actions and executions against the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution’s obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled. Deposit Insurance In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017 are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of 4 years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. Payment of Creditors in Liquidation In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation. Insurance Regulation With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves. In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures. There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil. Insurance companies, from January 1, 2017, when transferring their risks in reinsurance, must transfer 30.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil). From January 1, 2018, this percentage reduced to 25%, and will reduce annually until it reaches 15% on January 1, 2020. 131the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities. The extrajudicial liquidation (i) suspends actions and executions against the financial institution, (ii) accelerates the maturity of the financial institution’s obligations; and (iii) interrupts the statute of limitations of the financial institution’s obligations. In addition, the debt of the estate under liquidation will no longer accrue interest until all obligations to third parties are settled. Deposit Insurance In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017 are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of 4 years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. As from February 2016, credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. Payment of Creditors in Liquidation In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation. Insurance Regulation With governmental approval, insurance companies in Brazil may offer all types of insurance, except for workers’ compensation insurance, directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves. In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures. There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil. Insurance companies, from January 1, 2017, when transferring their risks in reinsurance, must transfer 30.0% of each facultative or automatic contract to local reinsurers (companies domiciled in Brazil). From January 1, 2018, this percentage reduced to 25%, and will reduce annually until it reaches 15% on January 1, 2020. 131

In addition, from January 1, 2017, risk assignment between insurers and reinsurers belonging to the same economic group based abroad is limited to 30.0% of the premiums pertaining to each facultative or automatic contract. From January 1, 2018, this percentage increased to 45%, and annually will increase until it reaches 75% on January 1, 2020. Anti-Money Laundering Regulation The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to ten years and monetary fines. The Brazilian anti-money laundering law also created COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Justice. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange. In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at: • identifying and knowing their clients, which includes determining if they are PEPs, and also identifying UBOs. These records should be kept up-to-date; • checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity; • checking the origin of funds; • carrying out a prior analysis of new products and services, under the perspective of money laundering prevention; • keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; • reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party; • applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; • determining criteria for hiring personnel and offering anti-money laundering training for employees; • establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering; • establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision; • monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes; • reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); • requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000; 132In addition, from January 1, 2017, risk assignment between insurers and reinsurers belonging to the same economic group based abroad is limited to 30.0% of the premiums pertaining to each facultative or automatic contract. From January 1, 2018, this percentage increased to 45%, and annually will increase until it reaches 75% on January 1, 2020. Anti-Money Laundering Regulation The Brazilian anti-money laundering law establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to ten years and monetary fines. The Brazilian anti-money laundering law also created COAF, which is the Brazilian financial intelligence unit that operates under the jurisdiction of the Ministry of Justice. COAF performs a key role in the Brazilian anti-money laundering and counter-terrorism financing system, and its legal responsibility is to coordinate the mechanisms for international cooperation and information exchange. In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of FATF and United Nations Security Council, financial institutions in Brazil must establish internal control and procedures aiming at: • identifying and knowing their clients, which includes determining if they are PEPs, and also identifying UBOs. These records should be kept up-to-date; • checking the compatibility between the movement of funds of a client and such client’s economic and financial capacity; • checking the origin of funds; • carrying out a prior analysis of new products and services, under the perspective of money laundering prevention; • keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; • reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party; • applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) client and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; • determining criteria for hiring personnel and offering anti-money laundering training for employees; • establishing procedures to be complied with by all branches and subsidiaries of a Brazilian financial institutions located abroad with respect to anti-money laundering; • establishing that, any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad must verify whether the foreign financial institution is physically located in the jurisdiction where it was organized and licensed, and that it is subject to effective supervision; • monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes; • reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report); • requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000; 132

• ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and • unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security United Council. Non compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate. In August 2013, the FEBRABAN enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures. On July 28, 2017, the Central Bank enacted a new rule including additional requirements with respect to anti-money laundering, that it came into force on December 27, 2017. The recent changes to the regulation include the obligation to maintain specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or Electronic Available Transfer—TED) by financial institutions in an amount equal to or greater than R$50,000 per transaction. The rule also includes provision establishing that, among others, all commercial banks, multiple banks and credit cooperatives must require form their clients a minimum of three business days prior communication for withdrawals and cash payments of an amount equal to or greater than R$50,000 per withdrawal. On May 28, 2018, the Central Bank enacted a new rule that prohibits financial institutions from receiving a payment receipt equal to or greater than R$10,000 in cash. Politically Exposed Persons (PEPs) According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Leasing Regulation Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period. Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. Correspondent Agents We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations. 133• ensuring that policies, procedures and internal controls are commensurate with the size and volume of transactions; and • unavailability of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the United Nations Security United Council. Non compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from: (i) formal notice, (ii) fines (from 1.0% to 200.0% of the amount of the transaction, 200.0% of the profit generated thereby, or a fine of up to R$20,000,000), (iii) rendering executive officers ineligible for holding any management position in financial institutions, to (iv) the cancellation of the financial institution’s license to operate. In August 2013, the FEBRABAN enacted an anti-money laundering and terrorism financing self-regulation. The purpose of the document is to improve the contribution of the Brazilian financial system to the prevention of money laundering and make consistent the practices adopted by all banks, encouraging them to reinforce their preventive procedures. On July 28, 2017, the Central Bank enacted a new rule including additional requirements with respect to anti-money laundering, that it came into force on December 27, 2017. The recent changes to the regulation include the obligation to maintain specific records of transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card, request of provision for withdrawal or Electronic Available Transfer—TED) by financial institutions in an amount equal to or greater than R$50,000 per transaction. The rule also includes provision establishing that, among others, all commercial banks, multiple banks and credit cooperatives must require form their clients a minimum of three business days prior communication for withdrawals and cash payments of an amount equal to or greater than R$50,000 per withdrawal. On May 28, 2018, the Central Bank enacted a new rule that prohibits financial institutions from receiving a payment receipt equal to or greater than R$10,000 in cash. Politically Exposed Persons (PEPs) According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain special approval from a more senior staff member, such as an officer, than otherwise would be required to approve relationships prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Leasing Regulation Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the “lessor” (the bank) and “lessee” (our client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire or return it to the lessor or renew the contract for a new period. Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. Correspondent Agents We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations. 133

Regulation of the Brazilian Securities Market According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements. Disclosure Requirements Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document. In 2018, some publicly-held companies, like us, filed a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format. Asset Management Regulation The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Funds of Foreign Investors Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, according to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment. The foreign direct investment (RDE – IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions of Brazilian regulation. In March 2015 a new regulatory framework regarding RDE – Portfolio became effective. The most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets introduced by the new regulation were: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil. The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with the CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with the CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência). Some of the changes implemented by the CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of 134Regulation of the Brazilian Securities Market According to the Brazilian Corporate Law, a company is considered publicly-traded or closely-held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly-held companies, such as our company, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements. Disclosure Requirements Under CVM rules, publicly-traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly-held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a “Reference Form” with the CVM. This form was modeled after IOSCO’s shelf registration system in gathering all of the issuer’s information in a single document. In 2018, some publicly-held companies, like us, filed a form about a “Brazilian Corporate Governance Code” in the “apply or explain” format. Asset Management Regulation The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. Itaú Unibanco Group provides several services in the capital markets and, in particular, performs activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Funds of Foreign Investors Individuals or legal entities domiciled outside Brazil may invest in companies or other assets in Brazilian financial and capital markets, according to the restrictions and requirements set forth in the local regulation. All foreign investments in Brazil shall be registered with the Central Bank and/or CVM, depending on the type of the investment. The foreign direct investment (RDE – IED) enables the non-resident investors to hold stock of companies in Brazil, whereas the portfolio investment (RDE – Portfolio) entitles the investment in almost all financial assets and transactions available in the Brazilian financial and capital markets, being subject to some restrictions of Brazilian regulation. In March 2015 a new regulatory framework regarding RDE – Portfolio became effective. The most significant changes in the rules applicable to foreign investment in the Brazilian financial and capital markets introduced by the new regulation were: (i) a requirement that only financial institutions authorized to operate in Brazil may act as legal representatives of non-resident investors in Brazil for purposes of any investments made within the purview of such rule; (ii) clarification of requirements regarding simultaneous foreign exchange transactions (without the effective transfer of money) related to foreign investments; and (iii) clarification about the types of investments that can be made through a foreign investor account (conta de domiciliado no exterior) maintained at a bank in Brazil. The new regulation also amended the rules applicable to depositary receipts, by allowing the issuance of depositary receipts based on (i) any security issued by Brazilian companies registered with the CVM (companhias abertas), in contrast to the previous rules which limited the issuance of depository receipts to equity securities, and (ii) credit instruments issued by financial institutions and other types of institutions registered with the CVM and authorized by the Central Bank, and eligible to be included in the financial institution’s regulatory capital (Patrimônio de Referência). Some of the changes implemented by the CVM rules on registry, operations and disclosure of information related to foreign investment in the Brazilian financial and capital markets were made to detail the activities of 134 legal representatives, to enlarge the scope of non-resident investor’s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN. Internet and E-Commerce Regulation Certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. In addition, computer hacking offenses were criminalized in Brazil in 2012. In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish: • that Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds; • the requirements related to the verification of a client’s identity; • that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and • the opening of deposit bank and savings accounts that can be used exclusively through electronic means. On April 25, 2016, the CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. The banks must adopt procedures and controls to confirm and guarantee the client’s identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe: I—integrity, authenticity and confidentiality of the information and electronic documents used; II—protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents; III—backup production of information and electronic documents; and IV—tracking and auditing procedures and technologies used in the process. Under the new regulation, clients must be afforded the option of closing banking accounts electronically. Federal Law No. 12,965/2014 and Federal No. Decree 8,771/2016 establish the regulatory framework for internet services in Brazil and set forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality FEBRABAN, has issued a regulation on extending credit through remote channels (such as ATM’s, call centers and internet banking), setting out minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency. Regulation on Payment Agents and Payment Arrangements A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, 135legal representatives, to enlarge the scope of non-resident investor’s private transactions and to determine the exceptions of transfer between non-resident investors prohibited by CMN. Internet and E-Commerce Regulation Certain aspects of electronic commerce are regulated, including the validity of electronic documents in Brazil and electronic commerce transactions from the consumer protection standpoint. Current regulation on electronic commerce is intended to: (i) clearly identify the supplier and the product sold on the Internet; (ii) provide an electronic service channel to clients; and (iii) guarantee cancellation and return of Internet orders. In addition, computer hacking offenses were criminalized in Brazil in 2012. In light of the increased use of electronic channels in the Brazilian banking industry, the CMN has enacted a number of resolutions over the past few years in order to provide or establish: • that Brazilian residents may open deposit bank accounts by electronic means, which includes the Internet, ATMs, telephone and other communication channels, provided that transfers of amounts from such accounts are allowed only between accounts of the same account holder or in the event of liquidation of investment products and funds of an account, of the same account holders who own the investment products or funds; • the requirements related to the verification of a client’s identity; • that all financial institutions that offer products and services through electronic means must guarantee the security, secrecy and reliability of all electronic transactions and disclose, in clear and precise terms, the risks and responsibilities involving the product or service acquired through these channels; and • the opening of deposit bank and savings accounts that can be used exclusively through electronic means. On April 25, 2016, the CMN enacted a regulation on the opening and closing of banking accounts by electronic means, without the restrictions described above. The banks must adopt procedures and controls to confirm and guarantee the client’s identity and the authenticity of the information required to open an account. The regulation permits the use of digital signatures and the collection of signatures through electronic devices. The procedures and technologies used in the opening and closing of electronically deposit accounts must observe: I—integrity, authenticity and confidentiality of the information and electronic documents used; II—protection against access, use, modification, reproduction and unauthorized destruction of information and electronic documents; III—backup production of information and electronic documents; and IV—tracking and auditing procedures and technologies used in the process. Under the new regulation, clients must be afforded the option of closing banking accounts electronically. Federal Law No. 12,965/2014 and Federal No. Decree 8,771/2016 establish the regulatory framework for internet services in Brazil and set forth principles and rules to be observed by internet providers and users, including the protection of privacy and personal data and the preservation and safeguard of net neutrality FEBRABAN, has issued a regulation on extending credit through remote channels (such as ATM’s, call centers and internet banking), setting out minimum guidelines and procedures to ensure reliability, quality, transparency and efficiency. Regulation on Payment Agents and Payment Arrangements A Brazilian law enacted in October 2013 establishes the legal framework for “payment arrangements” (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and “payment agents” (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, in spite of being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions. The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, 135 organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019. In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements. On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. These limitations are not applicable to non-face-to-face transactions and to corporate cards. Provision of Financial Services through Electronic Channels On April 25, 2016, the CMN enacted a new regulation, altering the exceptions to the general rule that obligates financial institutions to provide client access to traditional banking services channels, establishing that it is not required for collection and receipt services based on agreements that demand exclusively electronic channels. Credit Performance Information CMN regulates a database known as Credit Information System (Sistema de Informações de Crédito, or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions. Consumer Protection Code The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions. The basic consumer rights dealing with financial institutions are as follows: • Reverse burden of proof in court; • Proper and clear information provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose; • Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts; • Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistakes, such as systemic failure or operational error; • Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; • Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices; and • Financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided. Moreover, the Brazilian Congress is considering enacting legislation that, if signed into law as currently proposed, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing specified restrictions on the collection of amounts from final consumers. In addition, there are some local and state bills and laws governing banking activities, by imposing security measures, standards for customer service and accessibility requirements (such as limits with respect to queues, 136organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post-paid accounts; and (vi) a liquidity requirement for prepaid accounts that demands the allocation of their balance to a special account at the Central Bank or to be invested in government bonds, starting at 20% in 2014 and raising gradually up to the totality of the total account balance in 2019. In October 2015, a regulation was published by the Central Bank regulating limitations on closed payment arrangements, the concept of domicile institution, the obligation of centralized clearing and settlement for the payment arrangements, and transparency of interoperability rules within an arrangement and between arrangements. On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. These limitations are not applicable to non-face-to-face transactions and to corporate cards. Provision of Financial Services through Electronic Channels On April 25, 2016, the CMN enacted a new regulation, altering the exceptions to the general rule that obligates financial institutions to provide client access to traditional banking services channels, establishing that it is not required for collection and receipt services based on agreements that demand exclusively electronic channels. Credit Performance Information CMN regulates a database known as Credit Information System (Sistema de Informações de Crédito, or SCR), which comprises information regarding credit operations sent to the Central Bank. SCR’s purpose is to provide information for the Central Bank to monitor and supervise credit in the financial system, and also to enable information exchange among financial institutions. Consumer Protection Code The Brazilian Consumer Protection Code, or CDC, sets forth consumer defense and protection rules applicable to consumers’ relationships with suppliers of products or services. Brazilian higher courts understand that the CDC is also applicable to financial institutions. The basic consumer rights dealing with financial institutions are as follows: • Reverse burden of proof in court; • Proper and clear information provided with respect to the different products and services offered, with accurate specifications for quantity, characteristics, composition, quality, and price, as well as on any risks such products pose; • Interest charged in connection with personal credit and consumer directed credit transactions must be proportionally reduced in case of early payment of debts; • Amounts charged improperly may in limited circumstances have to be returned in an amount equal to twice what was paid in excess of due amounts. Such rule does not apply to cases of justifiable mistakes, such as systemic failure or operational error; • Collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; • Financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services, as well as promoting overbearing or disloyal commercial practices; and • Financial institutions are liable for any damages caused to their consumers by misrepresentations in their publicity or information provided. Moreover, the Brazilian Congress is considering enacting legislation that, if signed into law as currently proposed, could have an adverse effect on us. For example, a proposed law to amend the Brazilian consumer protection code would allow courts to modify terms and conditions of credit agreements in certain circumstances, imposing specified restrictions on the collection of amounts from final consumers. In addition, there are some local and state bills and laws governing banking activities, by imposing security measures, standards for customer service and accessibility requirements (such as limits with respect to queues, 136 folding screens, security guards, braille statements, receipt notice in debt collection and strict charging schedule). However, due to illegality or lack of reasonability in the provisions, some of those laws are judicially questioned. Late Payment and Default On February 23, 2017, the CMN enacted a new regulation (Resolution No. 4,558) providing that in case of delay or non-payment of credit operations, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fine in accordance with the law. This regulation entered into force on September 1, 2017. Data Protection The Brazilian General Data Protection Act, or the GDPA, was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure No. 869, issued by the President of Brazil in December 2018, or the MP 869/2018. The GDPA will take effect in August 2020 (the original effective date was February 2020, but MP 869/2018 postponed it for 6 months). Before GDPA comes into force, Brazil lacks a data privacy specific regulation and a data protection authority. Privacy is generally protected through the Federal Constitution, the Brazilian Civil Code (Law No. 10,406 of January 10, 2002), the Brazilian Consumer Protection Code (Law No. 8,078 of September 11, 1990) and the Civil Rights Framework for the Internet (Law No. 12,965 of April 23, 2014 and the Decree 8,771 of May 11, 2016, also known as the Internet Law). The GDPA brings about major changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the GDPA will apply irrespective of industry or business when dealing with personal data. The MP 869/2018 created the Brazilian.National Data Protection Authority, or the ANPD, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the Act and request information to controllers and processors; (ii) enforcement, in cases of non compliance with the law, through an administrative process; and (iii) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others. The ANPD has been assured technical independence, although subordinated to the Presidency of the Republic. Regulation of Independent Auditors In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years. CMN regulations also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months. In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation. • An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; 137folding screens, security guards, braille statements, receipt notice in debt collection and strict charging schedule). However, due to illegality or lack of reasonability in the provisions, some of those laws are judicially questioned. Late Payment and Default On February 23, 2017, the CMN enacted a new regulation (Resolution No. 4,558) providing that in case of delay or non-payment of credit operations, the financial institutions may only charge customers the following: (i) the interest rate established in the agreement; (ii) default interest and late payment fine in accordance with the law. This regulation entered into force on September 1, 2017. Data Protection The Brazilian General Data Protection Act, or the GDPA, was published in the Federal Official Gazette on August 15, 2018 and was amended by Provisional Measure No. 869, issued by the President of Brazil in December 2018, or the MP 869/2018. The GDPA will take effect in August 2020 (the original effective date was February 2020, but MP 869/2018 postponed it for 6 months). Before GDPA comes into force, Brazil lacks a data privacy specific regulation and a data protection authority. Privacy is generally protected through the Federal Constitution, the Brazilian Civil Code (Law No. 10,406 of January 10, 2002), the Brazilian Consumer Protection Code (Law No. 8,078 of September 11, 1990) and the Civil Rights Framework for the Internet (Law No. 12,965 of April 23, 2014 and the Decree 8,771 of May 11, 2016, also known as the Internet Law). The GDPA brings about major changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The application of the GDPA will apply irrespective of industry or business when dealing with personal data. The MP 869/2018 created the Brazilian.National Data Protection Authority, or the ANPD, which will have equivalent activities to the European data protection authorities, exercising the triple role of (i) investigation, being able to issue norms and procedures, deliberate on the interpretation of the Act and request information to controllers and processors; (ii) enforcement, in cases of non compliance with the law, through an administrative process; and (iii) education, disseminating knowledge about the Act and security measures, stimulating standards for services and products that facilitate control of data subjects, and elaborating studies on national and international practices for the protection of personal data and privacy, amongst others. The ANPD has been assured technical independence, although subordinated to the Presidency of the Republic. Regulation of Independent Auditors In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC and the IBRACON; and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such institution for three consecutive fiscal years. CMN regulations also prohibits the engagement and maintenance of independent auditors by financial institutions in the event that: (i) any of the circumstances of impediment or incompatibility for the provision of audit services provided for in the rules and regulations of the CVM, CFC or IBRACON arise; (ii) ownership of shares of or entering into financial transactions (either asset or liability) with the audited financial institution by the audit firm or members of the audit team involved in the audit work of the financial institution; and (iii) fees payable by the institution represent 25% or more of the total annual fees of the audit firm. Additionally, the audited financial institution is prohibited from hiring partners and members of the audit team with managerial responsibilities who were involved in the audit work at the financial institution during the preceding 12 months. In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation. • An assessment of the internal controls and risk management procedures of the financial institution, including its electronic data processing system; 137

• A description of non compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and • Others reports required by Central Bank. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. Please see “Presentation of Financial and Other Information—About our Financial Information” for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. Please see “Item 16C. Principal Accountant Fees and Services” for further details about fees and services of the principal auditors. Self-Regulators We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. Some of self-regulatory entities that we are subject are the ABRASCA, ABECS, ANBIMA, FEBRABAN, among others. Portability of Credit Transactions The portability of credit transactions has been regulated by the Central Bank since 2013. Portability consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases”. Rules Governing the Charging of Fees on Banking and Credit Card Operations Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services. Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others. Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package. Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract. The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 30-days’ prior notice to the public must precede the creation or increase of a fee. In addition, fees related to priority services may only be increased 180 days after the date of a previous increase (the reduction of a fee can take place at any time). With respect to credit cards, a 45-days’ prior notice to the public is required 138• A description of non compliance with legal and regulatory provisions that have, or may have, a significant impact on the audited financial statements or operations of the audited financial institution; and • Others reports required by Central Bank. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available to the Central Bank for at least five years. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. Please see “Presentation of Financial and Other Information—About our Financial Information” for further details. Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly-held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. Please see “Item 16C. Principal Accountant Fees and Services” for further details about fees and services of the principal auditors. Self-Regulators We are signatories of self-regulation codes that establish principles, rules and recommendations of best corporate governance practices and determined activities, as applicable. Some of self-regulatory entities that we are subject are the ABRASCA, ABECS, ANBIMA, FEBRABAN, among others. Portability of Credit Transactions The portability of credit transactions has been regulated by the Central Bank since 2013. Portability consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and payment conditions. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called “debt purchases”. Rules Governing the Charging of Fees on Banking and Credit Card Operations Banking fees and credit card operations are extensively regulated by the CMN and the Central Bank. According to Brazilian legislation, we must classify the services we provide to individuals under pre-determined categories and are subject to limitations on the collection of fees for such services. Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as “essential” with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements and transfers, among others. Brazilian legislation also authorizes financial institutions to charge fees related to “priority services”, a standard set of services defined by Central Bank regulation. Financial institutions must offer to their individual clients “standard packages” of priority services. Clients may also choose between these or other packages offered by the financial institution, or to use and pay for services individually instead of selecting a package. Current rules also authorize financial institutions to charge fees for specific services called “additional services” (serviços diferenciados), provided that the account holder or user is informed of the use and payment conditions relating to such services, or that fees and collection methods are defined in the contract. The CMN also establishes rules applicable to credit cards, determining the events that allow for the collection of fees by issuers, as well as the information that must be disclosed in credit card statements and in the credit card agreement. There is also a list of priority services. The rules define two types of credit cards: (i) basic credit cards, with simpler services, without rewards programs and (ii) “special credit cards”, with benefits and reward programs. A minimum of 30-days’ prior notice to the public must precede the creation or increase of a fee. In addition, fees related to priority services may only be increased 180 days after the date of a previous increase (the reduction of a fee can take place at any time). With respect to credit cards, a 45-days’ prior notice to the public is required 138 for any increase or creation of fees and such fees may only be increased 365 days after the previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs. At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the CMN published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time. In 2018, the CMN enacted a new resolution establishing that the following fees may be collected in the event of late payment or settlement of obligations related to credit card bills and other postpaid payment instruments: (i) compensatory interest, per day of delay, on overdue installments or on unpaid debtor balances; (ii) a fine and (iii) interest for late payment. The same resolution also established that the change in credit limits, if not carried out at the request of the customer, should, in the case of: (i) reduction, be preceded by at least 30-days’ advanced notice to the client, except if there is a deterioration of the customer’s credit risk profile, according to the criteria defined in the credit risk management policy, in which case notice may be made at any time prior to the reduction; and (ii) increase, be conditioned upon the customer’s prior acquiescence. Banking Secrecy Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: • the disclosure of information with the express consent of the interested parties; • the exchange of information between financial institutions for record purposes; • the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; • the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; • the disclosure of some information established by law to tax authority; and • the disclosure of information in compliance with a judicial order. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. Digitalization of Documents and Record Keeping On March 31, 2016, the CMN enacted a new resolution regulating the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank. The regulation authorizes those institutions to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. It also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document. Cybersecurity In April 2018, the CMN issued a regulation on cyber risks and storage and processing in external environments and public clouds applicable to financial services following the public consultation held in 2017. According to this new rule, financial institutions must now follow cyber risk management and cloud outsourcing requirements on how these entities must design or adapt their internal controls. Policies and action plans to prevent and respond to cybersecurity incidents must be in place before May 2019, and fully compliant by December 2021. Data location and processing may take place inside or outside the Brazilian territory, but access to data stored abroad must be granted at all times to the Central Bank for inspection purposes. 139for any increase or creation of fees and such fees may only be increased 365 days after the previous increase. The period of 365 days is also subject to changes in the rules applicable to benefit or reward programs. At the end of 2016 and the beginning of 2017, two major changes occurred in the Brazilian payment market. In December 2016 a provisional measure was published authorizing the surcharge by payment instrument as a way to stimulate retail sales, allowing retailers to charge different prices depending on the payment method. In January 2017 the CMN published a new resolution establishing that revolving credit for the financing of credit card bills may only be extended to clients until the due date of the following credit card bill. After such term, the credit provider must offer the client another type of financing with conditions more favorable than the ones that are provided in the credit card market. In addition, the credit provider shall no longer offer this type of credit to clients that already contracted revolving credit for the financing of credit card bills which were not repaid on time. In 2018, the CMN enacted a new resolution establishing that the following fees may be collected in the event of late payment or settlement of obligations related to credit card bills and other postpaid payment instruments: (i) compensatory interest, per day of delay, on overdue installments or on unpaid debtor balances; (ii) a fine and (iii) interest for late payment. The same resolution also established that the change in credit limits, if not carried out at the request of the customer, should, in the case of: (i) reduction, be preceded by at least 30-days’ advanced notice to the client, except if there is a deterioration of the customer’s credit risk profile, according to the criteria defined in the credit risk management policy, in which case notice may be made at any time prior to the reduction; and (ii) increase, be conditioned upon the customer’s prior acquiescence. Banking Secrecy Brazilian financial institutions must maintain the secrecy of banking transactions and services provided to their clients. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: • the disclosure of information with the express consent of the interested parties; • the exchange of information between financial institutions for record purposes; • the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; • the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; • the disclosure of some information established by law to tax authority; and • the disclosure of information in compliance with a judicial order. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. Digitalization of Documents and Record Keeping On March 31, 2016, the CMN enacted a new resolution regulating the digitalization of documents with respect to transactions carried out by financial institutions and other institutions authorized to operate by the Central Bank. The regulation authorizes those institutions to maintain digital documents, instead of paper documents, for recordkeeping purposes, if certain requirements to ensure the documents authenticity, validity and protection are met. It also permits the disposal of original paper documents provided that this measure will not prejudice the institution’s ability to exercise any rights or to commence any proceeding or exercise any protective remedy related to the relevant document. Cybersecurity In April 2018, the CMN issued a regulation on cyber risks and storage and processing in external environments and public clouds applicable to financial services following the public consultation held in 2017. According to this new rule, financial institutions must now follow cyber risk management and cloud outsourcing requirements on how these entities must design or adapt their internal controls. Policies and action plans to prevent and respond to cybersecurity incidents must be in place before May 2019, and fully compliant by December 2021. Data location and processing may take place inside or outside the Brazilian territory, but access to data stored abroad must be granted at all times to the Central Bank for inspection purposes. 139

Centralized Registration and Deposit of Financial Assets and Securities On August 28, 2017, the Brazilian Congress converted Provisional Measure No. 775, issued by the President of Brazil in April 2017, into Law No. 13,476. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued a new rule to regulate the provisions of Law No. 13,476 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. The CMN established a term of 180 days for this rule to become effective. On September 5, 2018, the Central Bank issued a new rule amending the existing rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets and established the terms for the creation of liens over financial assets registered with registering entities. The referred rule established, amongst other changes, that such liens are effective in the moment that the central depositary accepts the command from its participant, pursuant to its internal regulations. Labor Law Overhaul Law No. 13,467/2017 (known as the Labor Law Overhaul), became effective on November 11, 2017. It amends several articles of Brazilian Consolidated Labor Statutes (known as “CLT”). Among the changes, the Law permits employers and unions to contract around certain provisions of the CLT, for purposes of preserving certain constitutional labor rights. This should give businesses the ability to better organize work shifts, overtime, vacation schedules, among other things. It also regulates telecommuting and intermittent jobs (which refers to a work schedule that is less than fulltime and does not have a prescheduled hour of duty). In addition, it authorizes that certain high-level employees can utilize arbitration as a dispute resolution method instead of taking their issues to the courts. Certain labor judges and scholars have raised legal and constitutional issues regarding the new law. Notwithstanding these discussions, the Labor Law Overhaul is an important reform of labor relations in Brazil. Law Amending the Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets In June 2017, the Provisional Measure No. 784, or “MPV 784” was enacted amending the administrative proceedings in the Brazilian National Financial System, the Brazilian Payment System and capital markets. After numerous discussions, on October 19, 2017, Provisional Measure No. 784 ceased to be effective as no further legislative action was taken with respect to the provisional measure. Proposed modifications to the subject matter of Provisional Measure No. 784 related to administrative sanctioning procedures applicable to the Brazilian national financial system the Brazilian payment system and capital markets transactions in the Brazilian capital markets were then reissued under Bill of Law No. 8,843, which was approved by the Chamber of Deputies on October 18, 2017 and converted into Bill of Law No. 129 that was subsequently approved by the Brazilian senate on October 25, 2017. The result of the process was Law No. 13,506 which was published on November 14, 2017. Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and the CVM. Some of the key aspects of Law No. 13, 506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it makes additional types of violations and redefines some types of violations within the scope of the Central Bank’s regulatory authority; (iv) it provides for a penalty of “public admonition” in place of “warning”, applicable by the Central Bank; (v) it defines “serious violations” that fall within the scope of the Central Bank’s regulatory authority; (vi) it increases the maximum penalty with respect to disqualification to a period of twenty years; (vii) it provides that the Central Bank may enter into cease-and-desist commitments; (viii) it provides that the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements; and (ix) it redefines certain conditions deemed forbidden in credit operations between related parties. Compliance Risk On August 28, 2017, the CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain a compliance policy commensurate with the nature, size, complexity, structure, risk profile and business model of the institution. Such compliance policies are intended to ensure effective compliance risk management by an institution and may be established at the consolidated enterprise level (conglomerado prudencial). Among others, a compliance policy must establish the scope and purpose of the compliance function in the institution, set forth the organizational structure of the compliance policies, specify which personnel are allocated to the compliance function, and establish a segregation of roles among personnel in order to avoid conflicts of interest. 140Centralized Registration and Deposit of Financial Assets and Securities On August 28, 2017, the Brazilian Congress converted Provisional Measure No. 775, issued by the President of Brazil in April 2017, into Law No. 13,476. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued a new rule to regulate the provisions of Law No. 13,476 and to consolidate the regulation on centralized deposit and the registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank. The CMN established a term of 180 days for this rule to become effective. On September 5, 2018, the Central Bank issued a new rule amending the existing rule on centralized registration and deposit of financial assets and securities and the creation of liens on deposited financial assets and established the terms for the creation of liens over financial assets registered with registering entities. The referred rule established, amongst other changes, that such liens are effective in the moment that the central depositary accepts the command from its participant, pursuant to its internal regulations. Labor Law Overhaul Law No. 13,467/2017 (known as the Labor Law Overhaul), became effective on November 11, 2017. It amends several articles of Brazilian Consolidated Labor Statutes (known as “CLT”). Among the changes, the Law permits employers and unions to contract around certain provisions of the CLT, for purposes of preserving certain constitutional labor rights. This should give businesses the ability to better organize work shifts, overtime, vacation schedules, among other things. It also regulates telecommuting and intermittent jobs (which refers to a work schedule that is less than fulltime and does not have a prescheduled hour of duty). In addition, it authorizes that certain high-level employees can utilize arbitration as a dispute resolution method instead of taking their issues to the courts. Certain labor judges and scholars have raised legal and constitutional issues regarding the new law. Notwithstanding these discussions, the Labor Law Overhaul is an important reform of labor relations in Brazil. Law Amending the Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets In June 2017, the Provisional Measure No. 784, or “MPV 784” was enacted amending the administrative proceedings in the Brazilian National Financial System, the Brazilian Payment System and capital markets. After numerous discussions, on October 19, 2017, Provisional Measure No. 784 ceased to be effective as no further legislative action was taken with respect to the provisional measure. Proposed modifications to the subject matter of Provisional Measure No. 784 related to administrative sanctioning procedures applicable to the Brazilian national financial system the Brazilian payment system and capital markets transactions in the Brazilian capital markets were then reissued under Bill of Law No. 8,843, which was approved by the Chamber of Deputies on October 18, 2017 and converted into Bill of Law No. 129 that was subsequently approved by the Brazilian senate on October 25, 2017. The result of the process was Law No. 13,506 which was published on November 14, 2017. Law No. 13,506 provides for administrative sanctioning procedures by the Central Bank and the CVM. Some of the key aspects of Law No. 13, 506 are: (i) it increases the maximum fine applicable by the Central Bank from R$250 thousand to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500 thousand to R$50 million; (iii) it makes additional types of violations and redefines some types of violations within the scope of the Central Bank’s regulatory authority; (iv) it provides for a penalty of “public admonition” in place of “warning”, applicable by the Central Bank; (v) it defines “serious violations” that fall within the scope of the Central Bank’s regulatory authority; (vi) it increases the maximum penalty with respect to disqualification to a period of twenty years; (vii) it provides that the Central Bank may enter into cease-and-desist commitments; (viii) it provides that the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements; and (ix) it redefines certain conditions deemed forbidden in credit operations between related parties. Compliance Risk On August 28, 2017, the CMN enacted a new rule providing that Brazilian financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain a compliance policy commensurate with the nature, size, complexity, structure, risk profile and business model of the institution. Such compliance policies are intended to ensure effective compliance risk management by an institution and may be established at the consolidated enterprise level (conglomerado prudencial). Among others, a compliance policy must establish the scope and purpose of the compliance function in the institution, set forth the organizational structure of the compliance policies, specify which personnel are allocated to the compliance function, and establish a segregation of roles among personnel in order to avoid conflicts of interest. 140

Internal Audit

On June 29, 2017, the CMN published Resolution No. 4,588, which establishes the rules applicable for internal audits at financial institutions and other institutions authorized to operate by the Central Bank. It determines that financial institutions and other institutions authorized to operate by the Central Bank must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be undertaken by a specific unit in the institution directly subordinated to the Board of Directors or an independent auditor (provided that such auditor is not in charge of the audit of the financial statements of the institution or any other activity that may imply a conflict of interest).

Taxation of closed investment funds

MP 806/17 issued on October 30, 2017, which intended to extinguish the tax deferral regime applicable to closely held investment funds and subject them to taxation, was not converted into law. As a consequence, it was repealed.

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with its respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL	20.0% (financial institutions, insurance companies and capitalization entities) or 9.0% (other Itaú Unibanco Group companies) Since January 1, 2019, the CSLL tax rate, as defined below, applicable to financial institutions, insurance companies, capitalization and similar entities was reduced to 15.0%	Net income with adjustments (exclusions, additions, and deductions)
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (*Imposto de Renda da Pessoa Jurídica, or IRPJ*), and social contribution on profits (*Contribuição Social Sobre o Lucro Líquido, or CSLL*) are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Until December 31, 2018, the CSLL was levied on our taxable income at a 20.0% rate, which is specific for financial institutions, insurance, and similar companies. As of January 1, 2019, the CSLL rate for financial institutions is 15.0%. Note that this tax is generally levied at a 9.0% for non-financial legal entities.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to

141

time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non- cumulative regime, which is explained below, but it prevents the use of tax credits. Some additional deductions are legally permitted to financial institutions. Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, which is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. A new tax law enacted on December 30, 2016, effected a number of changes with respect to Brazilian Tax on Service, or ISS. Among a series of modifications to the ISS, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. As this change brought some relevant impacts, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court. On March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court. Tax on Financial Transactions The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress. The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly. 142time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities net income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ due in Brazil and CSLL, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. In accordance with applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non- cumulative regime, which is explained below, but it prevents the use of tax credits. Some additional deductions are legally permitted to financial institutions. Most non-financial companies, on the other hand, are authorized to pay PIS and COFINS contributions according to the non-cumulative regime. Under the non-cumulative regime, PIS is levied at a 1.65% rate and COFINS is levied at a 7.6% rate. The calculation basis of these taxes is the gross revenue earned by the entity; however, the taxpayer may offset credits calculated through the application of the same rates on the value paid on the purchase of certain inputs used in the entity’s production process. Currently, under such non-cumulative regime, the financial income of non-financial companies is subject to PIS and COFINS at the rate of 0.65% and 4%, respectively, except for income from interest on capital, which is subjected to PIS and COFINS at the rate of 1.65% and 7.6%, respectively. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. A new tax law enacted on December 30, 2016, effected a number of changes with respect to Brazilian Tax on Service, or ISS. Among a series of modifications to the ISS, the new law introduced a minimum tax rate of 2%. The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on new activities such as credit card and leasing operations but President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. As this change brought some relevant impacts, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court. On March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court. Tax on Financial Transactions The tax on financial transactions is levied at specific rates according to the transaction in question, and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress. The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly. 142

Type of Applicable Rates transaction (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date) Foreign exchange IOF/FX: zero to 6.38% (depending on the transaction) transactions Maximum rate: 25% Insurance IOF/Insurance: zero to 7.38% transactions Maximum rate: 25% Loans and credit IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 transactions days, plus a flat 0.38% rate Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day Securities – IOF/Securities—Derivatives: zero Derivatives Maximum rate: 25% U.S. Foreign Account Tax Compliance Act (FATCA) FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, or FFIs. To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. U.S. tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money. The United States collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan). The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, which became effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR). Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the U.S. Internal Revenue Service. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so- called Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In 143Type of Applicable Rates transaction (Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date) Foreign exchange IOF/FX: zero to 6.38% (depending on the transaction) transactions Maximum rate: 25% Insurance IOF/Insurance: zero to 7.38% transactions Maximum rate: 25% Loans and credit IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 transactions days, plus a flat 0.38% rate Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day Securities – IOF/Securities—Derivatives: zero Derivatives Maximum rate: 25% U.S. Foreign Account Tax Compliance Act (FATCA) FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities, or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions, or FFIs. To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. U.S. tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money. The United States collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan). The governments of Brazil and the United States entered into a Model 1 IGA on September 23, 2014, which became effective in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree 8,506 (IGA-BR). Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on their U.S. account holders to the Brazilian tax authorities, which will share this information with the U.S. Internal Revenue Service. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the so- called Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In 143 connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018. In addition, Normative Ruling No. 1,681 was enacted in December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards Environmental and Social Policy Financial institutions play an important role in the global economy as they interact with all economic sectors and therefore influence changes in society. Risk appetite is part of our organization’s risk culture and a management tool that enables us to analyze acceptable risk limits to the Company, within which we seek to maximize value creation and make the best decisions in a conscious and sustainable way. In this scenario, and seeking to evidence even more the E&S relevance in the financial sector, the National Monetary Council (CMN) provided for, through Resolution CVM No. 4,327/2014, minimum E&S responsibility standards to be followed based on the importance and size of each institution To ratify our commitment to the search for a sustainable development, formalize our E&S responsibility and sustainability strategy, and specify the guidelines for improvement of our E&S risk management strategy and practices, we have a Sustainability, Environmental, and Social Responsibility Policy based on five principles: 1. Respecting and protecting human rights by promoting diversity, financial inclusion and fighting child labor, forced labor, criminal exploitation of prostitution, and sexual exploitation of minors; 2. Having an ethical and transparent stance by adopting fair business practices and providing timely and accessible information to meet the specific needs of our stakeholders; 3. Managing the environmental and social risk, which is one of the various types of risks we are exposed to; 4. Developing an ongoing relationship with stakeholders; and 5. Making rational use of natural resources, preserving biodiversity, including ecosystem services, and mitigating climate change. 144connection therewith, an ancillary obligation called “e-financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018. In addition, Normative Ruling No. 1,681 was enacted in December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (RFB), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, which information may be provided to the U.S. Internal Revenue Service; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “pass-thru payments” made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a “recalcitrant account holder”). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b) The issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including adherence to international environmental protections standards Environmental and Social Policy Financial institutions play an important role in the global economy as they interact with all economic sectors and therefore influence changes in society. Risk appetite is part of our organization’s risk culture and a management tool that enables us to analyze acceptable risk limits to the Company, within which we seek to maximize value creation and make the best decisions in a conscious and sustainable way. In this scenario, and seeking to evidence even more the E&S relevance in the financial sector, the National Monetary Council (CMN) provided for, through Resolution CVM No. 4,327/2014, minimum E&S responsibility standards to be followed based on the importance and size of each institution To ratify our commitment to the search for a sustainable development, formalize our E&S responsibility and sustainability strategy, and specify the guidelines for improvement of our E&S risk management strategy and practices, we have a Sustainability, Environmental, and Social Responsibility Policy based on five principles: 1. Respecting and protecting human rights by promoting diversity, financial inclusion and fighting child labor, forced labor, criminal exploitation of prostitution, and sexual exploitation of minors; 2. Having an ethical and transparent stance by adopting fair business practices and providing timely and accessible information to meet the specific needs of our stakeholders; 3. Managing the environmental and social risk, which is one of the various types of risks we are exposed to; 4. Developing an ongoing relationship with stakeholders; and 5. Making rational use of natural resources, preserving biodiversity, including ecosystem services, and mitigating climate change. 144

From the very beginning of our operations, we have developed processes and products in partnership with other areas, designed training to employees and developed E&R responsibility based policies. Additionally, we guide our institutional practices and business by adopting good international practices, such as the PRI (Principles for Responsible Investments), EP (Equator Principles), Principles for Sustainable Insurance (PSI), CDP (Carbon Disclosure Project), and Global Compact. For further information on our Environmental and Social Risks and Opportunities and internal practices, please access our Sustainability Report on the website www.itau.com.br/relacoes-com-investidores/relatorio- anual/2018. Strategy Although we are a service business, our activities also explore natural resources such as water and electricity consumption and solid waste generation, even to a lesser extent than industrial activities do. Additionally, we measure our financed and invested emissions to understand the indirect impact we have and adopt mitigating measures. We are members of the Benchmark Club of the Carbon Disclosure Program (CDP) Latin America and make up the portfolios of the Corporate Sustainability Index (ISE), the Carbon Efficient Index (ICO2), and the Dow Jones Sustainability Index (DJSI), which annually report our emissions. Under this scope, we have implemented some measures to directly or indirectly reduce the emissions of GHG and other pollutants associated with our business. Our concern about climate change and its impacts on society permeate all our business, each with its own specific features, and is a recurring topic in the voluntary commitments we have recently taken on. Regarding the insurance segment, we face a number of new challenges arising from climate change, such as the worsening of environmental disasters that may cause financial, infrastructure and mainly human losses. This issue has motivated us to accurately quantify and precify possible impacts to seek to reduce our clients' vulnerability. Our strategy in the credit area has been to conduct studies and understand climate change impacts on the bank’s loan portfolio. In the investment segment, our asset assessment methodology includes climate change as one of the dimensions to be analyzed. We pay close attention to regulatory aspects and use internal carbon precification to estimate the emission costs of the companies we analyze in order to calculate the financial impact on these companies market prices and shares. In 2018, we also worked with credit lines to finance projects that mitigate climate change impacts. We have partnerships with IDB, CEF, IFC, and BNDES to finance renewable energy and low-carbon economy projects. We also make use of our own funds to support these projects. We continously invest in projects that mitigate our impact on climate change. Our GHG Emissions Offsetting Program was set off in 2015, even though Brazil has currently no carbon credit trading legislation. For this reason, in partnership with Natura, since 2016 we have every year launched the “Commitment to Climate” call notice to capture GHG offsetting projects. Since 2018, we have been inviting new organizations to take part in this movement, aiming at encouraging them to neutralize emissions through projects in energy, agriculture, forestry, and waste management areas, among others. We support the comparison and materiality of climate disclosures and, therefore, have worked towards a progressive alignment of our climate change-related disclosure with the Task Force on Climate-related Financial Disclosures – TCFD guidelines of the Financial Stability Board (FSB). To learn more about our stance on climate change, please access https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Itau_Livreto_18_PORT20181214.pdf. 145 From the very beginning of our operations, we have developed processes and products in partnership with other areas, designed training to employees and developed E&R responsibility based policies. Additionally, we guide our institutional practices and business by adopting good international practices, such as the PRI (Principles for Responsible Investments), EP (Equator Principles), Principles for Sustainable Insurance (PSI), CDP (Carbon Disclosure Project), and Global Compact. For further information on our Environmental and Social Risks and Opportunities and internal practices, please access our Sustainability Report on the website www.itau.com.br/relacoes-com-investidores/relatorio- anual/2018. Strategy Although we are a service business, our activities also explore natural resources such as water and electricity consumption and solid waste generation, even to a lesser extent than industrial activities do. Additionally, we measure our financed and invested emissions to understand the indirect impact we have and adopt mitigating measures. We are members of the Benchmark Club of the Carbon Disclosure Program (CDP) Latin America and make up the portfolios of the Corporate Sustainability Index (ISE), the Carbon Efficient Index (ICO2), and the Dow Jones Sustainability Index (DJSI), which annually report our emissions. Under this scope, we have implemented some measures to directly or indirectly reduce the emissions of GHG and other pollutants associated with our business. Our concern about climate change and its impacts on society permeate all our business, each with its own specific features, and is a recurring topic in the voluntary commitments we have recently taken on. Regarding the insurance segment, we face a number of new challenges arising from climate change, such as the worsening of environmental disasters that may cause financial, infrastructure and mainly human losses. This issue has motivated us to accurately quantify and precify possible impacts to seek to reduce our clients' vulnerability. Our strategy in the credit area has been to conduct studies and understand climate change impacts on the bank’s loan portfolio. In the investment segment, our asset assessment methodology includes climate change as one of the dimensions to be analyzed. We pay close attention to regulatory aspects and use internal carbon precification to estimate the emission costs of the companies we analyze in order to calculate the financial impact on these companies market prices and shares. In 2018, we also worked with credit lines to finance projects that mitigate climate change impacts. We have partnerships with IDB, CEF, IFC, and BNDES to finance renewable energy and low-carbon economy projects. We also make use of our own funds to support these projects. We continously invest in projects that mitigate our impact on climate change. Our GHG Emissions Offsetting Program was set off in 2015, even though Brazil has currently no carbon credit trading legislation. For this reason, in partnership with Natura, since 2016 we have every year launched the “Commitment to Climate” call notice to capture GHG offsetting projects. Since 2018, we have been inviting new organizations to take part in this movement, aiming at encouraging them to neutralize emissions through projects in energy, agriculture, forestry, and waste management areas, among others. We support the comparison and materiality of climate disclosures and, therefore, have worked towards a progressive alignment of our climate change-related disclosure with the Task Force on Climate-related Financial Disclosures – TCFD guidelines of the Financial Stability Board (FSB). To learn more about our stance on climate change, please access https://www.itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Itau_Livreto_18_PORT20181214.pdf. 145

Impact of climate change on operations

Risk management and opportunities

We understand the importance of knowing, measuring and managing the impact of our operations. Therefore, for over nine years we have carried out a GHG emissions inventory, assessed by an independent third party, in conformity with the methodology adopted by the Brazilian GHG Protocol Program, which was recognized with the Gold Seal award. Our history of emissions is of public knowledge, and every year we report it to the Public Registry of Emissions, a data platform managed by the Brazilian GHG Protocol Program that can be accessed atwww.registropublicodeemissoes.com.br.

With the purpose of improving the environmental management of our facilities, we endeavor to achieve international environmental certifications. In 2018, the Itaú Unibanco Business Center (CEIC) was granted the ISO 14001 certification by providing us with a more efficient management of a complex that houses over 10,000 employees. Adding up the certifications of our Business Center and Tatuapé Administrative Center (ISO 14.001 certified since 2011, today 47.2% of our employees at the central management in Brazil are allocated in certified buildings (except for the Wholesale buildings).

Regarding our certifications, since 2016 our Faria Lima 3.500 building has been awarded the triple LEED gold seal certification for sustainable buildings by the U.S. Green Building Council (USGBC), LEED O+M (Operation and Maintenance), LEED BC+C (Building Project and Construction), and LEED ID+C (Interior Design and Construction). Our Mogi Mirim Technology Center (CTMM) is certified as LEED Gold (New Construction) and LEED Silver (New Construction), both granted by the U.S. Green Building Council, and the Tier III Gold, Design Documents, Constructed Facility and Operational Sustainability categories, which is the highest certification level granted by Uptime Institute, a world standard setter for data centers.

Over last year we tested new construction concepts in our branch network through two projects that, with the follow-up of its actual outcomes, will generate eco-efficient items replicable in future renovations of our facilities.

These renovation concepts are based on the principle of respecting any existing framework and materials in the building to generate less waste in the construction work.

Indicators and vision for the future

To proceed with our environmental performance actions and management, we have defined new long-term commitments, striving for an increasingly sustainable operation. Our targets comprise the consumption of water, electricity, emissions, waste and business trips in connection with our operations in Brazil.

Table: Key Performance Indicators (KPI) of our environmental commitments

	2020 absolute target	2020 relative target	Performance in 2018[1]
Water consumption	Reduce by 16% our water consumption between 2013 and 2020	Reduce by 43% our water consumption per R$1 million of operating revenues between 2013 and 2020	We reduced our absolute consumption by 14% and our relative consumption by 35%
Electricity consumption (total)	Reduce by 11% our electricity consumption between 2013 and 2020	Reduce by 40% our electricity consumption per R$1 million of operating revenues between 2013 and 2020	We reduced our absolute electricity consumption by 13% and our relative consumption by 35%
Renewable energy consumption (administrative buildings)	Reach 96% of consumed energy coming from renewable sources by 2020	Not applicable	We achieved 93% of energy coming from renewable sources
Power Usage Effectiveness (PUE)	Reach a PUE of 1.60 by 2020	This is an absolute indicator. No scale	We reached a PUE of 1.77
Scope 1 emissions	Reduce by 3% our scope 1 emissions	Reduce by 35% our scope 1 emissions per	Our scope 1 emissions increased 65% and

146

	between 2013 and 2020	R$1 million of operating revenues between 2013 and 2020	scope 1 emissions per R$ 1 million of operating revenues increased 25%
Scope 2 emissions[2]	Reduce by 11% our Scope 2 emissions between 2013 and 2020	Reduce by 40% our scope 2 emissions per R$1 million of operating revenues between 2013 and 2020	Our scope 2 emissions decreased by 44% and scope 2 emissions per R$1 million of operating revenues decreased 58%
Waste/sanitary landfill	Reduce by 46% the allocation of waste from our administrative units to landfills between 2013 and 2020)	In this case we do not use the relative indicator	The volume of waste sent to landfill increased by 5%
Business trips	Reduce by 10.5% the number of kilometers traveled between 2013 and 2020	Reduce by 40% the number of kilometers traveled per R$1 million of operating revenues between 2013 and 2021	As we started the new accounting in the 2018 base year, the 2018 performance could not be calculated

(1)

Comparative data considering the consumption in 2013.

For further information on our environmental performance, please see the Sustainability Report on https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/**2018/en.**

.

Investments

We have included E&S and governance issues in our investment analyses through a proprietary methodology that considers eight different sustainability dimensions, including climate change.


Environmental and social dimensions for analysis and types of climate change impacts
Environmental issues
Water, energy and materials
Biodiversity and land use
Waste management
Climate change
Social issues
Workers relations
Supplier relations
Community relations
Client relations
Governance issues
Independence and quality of the board
Corporate Governance

147

In addition to the methodology that considers the inclusion of E&S variables in a traditional valuation model, we have an internal corporate governance rating aimed at further improving the Corporate Governance evaluation. The rating takes into consideration 11 different governance factors for the companies examined, including the Board of Directors Structure, CEO duality, independent members, committees supporting the Board decisions, and gender diversity among board members, among other good corporate governance practices. The ratings obtained are used in the individual evaluations of the companies, as well as in the aggregate basis in the portfolio. Therefore, it is possible to calculate the governance rating of a certain portfolio and its benchmark, allowing a direct comparison between them. Also for asset management, it is important to take into account the climate change impact on investment decision making. Accordingly, we build up scenarios for each issue that unfolds as follows: physical damage, disease spreading, water cycle changes, GHG emission pricing, agricultural and forest production, and new products. Carbon pricing is one tool we use in our analysis, where we adopt an estimated price as input variable in our modeling to estimate the costs incurred by a company with GHG emissions. We then calculate the financial impact of such emissions on the company’s market value and, as a result, on its equities prices. We believe that this approach enables investors to have a more accurate analysis of the risks involved in the companies, in addition to encouraging the adoption of the best practices in the investees. Each scenario has a short, medium and long-term materiality matrix, limited based on the recurrence and scope for several economy sectors. These scenarios enable us to make informed investment decisions as we become more knowledgeable of related climate risks and opportunities. To get a better understanding of the investees’ carbon footprint in Itaú Asset Management’s portfolios, in 2017 we designed a calculator to compare emissions of our portfolios against certain benchmarks, thus helping achieve a better understanding of the carbon exposure of products. Itaú Asset Management has a specific climate change white paper with more information on https://www.itauassetmanagement.com.br/. c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities Trademarks The trademarks owned by the Issuer and subsidiaries have an important role in the performance of activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries. Patents The patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries. 148 In addition to the methodology that considers the inclusion of E&S variables in a traditional valuation model, we have an internal corporate governance rating aimed at further improving the Corporate Governance evaluation. The rating takes into consideration 11 different governance factors for the companies examined, including the Board of Directors Structure, CEO duality, independent members, committees supporting the Board decisions, and gender diversity among board members, among other good corporate governance practices. The ratings obtained are used in the individual evaluations of the companies, as well as in the aggregate basis in the portfolio. Therefore, it is possible to calculate the governance rating of a certain portfolio and its benchmark, allowing a direct comparison between them. Also for asset management, it is important to take into account the climate change impact on investment decision making. Accordingly, we build up scenarios for each issue that unfolds as follows: physical damage, disease spreading, water cycle changes, GHG emission pricing, agricultural and forest production, and new products. Carbon pricing is one tool we use in our analysis, where we adopt an estimated price as input variable in our modeling to estimate the costs incurred by a company with GHG emissions. We then calculate the financial impact of such emissions on the company’s market value and, as a result, on its equities prices. We believe that this approach enables investors to have a more accurate analysis of the risks involved in the companies, in addition to encouraging the adoption of the best practices in the investees. Each scenario has a short, medium and long-term materiality matrix, limited based on the recurrence and scope for several economy sectors. These scenarios enable us to make informed investment decisions as we become more knowledgeable of related climate risks and opportunities. To get a better understanding of the investees’ carbon footprint in Itaú Asset Management’s portfolios, in 2017 we designed a calculator to compare emissions of our portfolios against certain benchmarks, thus helping achieve a better understanding of the carbon exposure of products. Itaú Asset Management has a specific climate change white paper with more information on https://www.itauassetmanagement.com.br/. c) Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities Trademarks The trademarks owned by the Issuer and subsidiaries have an important role in the performance of activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries. Patents The patents owned by the Issuer and subsidiaries have an important role in the performance of activities; however, there is no dependence on such assets for the performance of activities of the Issuer and subsidiaries. 148

7.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue Not applicable. The share of revenues earned outside Brazil is not deemed significant by the Issuer, as our revenues are strongly concentrated in Brazil. 1497.6. With respect to the countries in which the issuer generates substantial revenue, please identify: a) Revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue, b) Revenue arising from clients from each foreign country and their share in the issuer’s total net revenue, c) The total revenue arising from foreign countries and their share in the issuer’s total net revenue Not applicable. The share of revenues earned outside Brazil is not deemed significant by the Issuer, as our revenues are strongly concentrated in Brazil. 149

7.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business The Issuer has not had substantial revenues from countries other than Brazil. 1507.7. With respect to the foreign countries disclosed in Item 7.6, please state the extent to which the issuer is subject to regulations in these countries and how these regulations affect the issuer’s business The Issuer has not had substantial revenues from countries other than Brazil. 150

7.8. With respect to environmental and social policies, please identify: a) whether the issuer discloses environmental and social information Yes, as we annually disclose the following reports: Integrated Annual Report and Sustainability Report Itaú Unibanco’s mission is to be a leader in sustainable performance and customer satisfaction. Accordingly, we integrate environmental and social issues into our business, taking into account the needs of our clients and employees, civil society, and regulatory bodies. In the last 18 years, we have developed and taken part in a number of initiatives to reduce risks and to take advantage of environmental and social opportunities. We have created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project), Women’s Empowerment Principles (WEPs), United Nations Environment Programme – Finance Initiative (UNEP FI), and the Task Force on Climate-Financial Disclosure, which guide our business and institutional practices. In relation to the above-mentioned reports, the highlights are as follows::• Their drivers are the UN Sustainable Development Goals (SDGs), which allow for the management of risks and opportunities through global targets; • They follow GRI principles; • They follow AA1000 for stakeholder engagement. By connecting the challenges for sustainable development with the company’s business purpose and strategy, it is possible to raise the corporate sustainability value. For further information on 2018, please access www.itau.com.br/relacoes-com-investidores/relatorio-anual/2018/en. b) the methodology followed in the preparation of this information To prepare the Integrated Annual Report, we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Framework (IR Framework) principles. To prepare the Sustainability Report, we follow the AA1000 and SDG principles in addition to the policies mentioned above. The project is conducted by a working group composed of the Corporate Communication, Finance, Marketing, Investor Relations, and Sustainability departments. It is responsible for carrying out the creation process of the bank’s Materiality and submitting it for approval from the proper authority levels. The Environmental and Social Risk is part of the Risk Management material topic, considered a priority by the bank. The purpose of our environmental and social risk management is to identify, measure, mitigate, and monitor these risks. We understand that E&S risks are a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we take some initiatives to interact with the areas involved in the process, such as training sessions, workshops and lectures. In addition, we adopt measures to improve control based on the results of adherence tests periodically reported to the Environmental and Social Risk Committee, which is part of our Sustainability Governance. In 2014, CVM Instruction No. 4,327 required that all financial institutions prepared environmental and social responsibility policies that should include measures of risk management, governance and stakeholder relations. Our Sustainability, Environmental and Social Responsibility Policy ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations (from the head office to branches and data centers). We also have specific E&S policies for each business, such as credit (corporate, middle market, retail, mortgage, and vehicle financing), insurance and investments, always based on the relevance and proportionality principles. To disseminate the guidelines of the policy, we provide training to all involved employees of these departments. For this policy, please access: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Policy for Sustainability and Environmental and Social Responsibility. Our areas are subject to internal auditing, as part of the risk analysis monitoring process. These audits are carried out by a team that evaluates, among other issues, compliance with the Sustainability and Environmental and Social Responsibility Policy and the commitments and volunteer agreements associated with project finance we entered into, such as the Equator Principles. 1517.8. With respect to environmental and social policies, please identify: a) whether the issuer discloses environmental and social information Yes, as we annually disclose the following reports: Integrated Annual Report and Sustainability Report Itaú Unibanco’s mission is to be a leader in sustainable performance and customer satisfaction. Accordingly, we integrate environmental and social issues into our business, taking into account the needs of our clients and employees, civil society, and regulatory bodies. In the last 18 years, we have developed and taken part in a number of initiatives to reduce risks and to take advantage of environmental and social opportunities. We have created strategies, routines, processes and products, adopted specific policies and adhered to volunteer commitments, such as PRI (Principles for Responsible Investment), EP (Equator Principles), CDP (Carbon Disclosure Project), Women’s Empowerment Principles (WEPs), United Nations Environment Programme – Finance Initiative (UNEP FI), and the Task Force on Climate-Financial Disclosure, which guide our business and institutional practices. In relation to the above-mentioned reports, the highlights are as follows::• Their drivers are the UN Sustainable Development Goals (SDGs), which allow for the management of risks and opportunities through global targets; • They follow GRI principles; • They follow AA1000 for stakeholder engagement. By connecting the challenges for sustainable development with the company’s business purpose and strategy, it is possible to raise the corporate sustainability value. For further information on 2018, please access www.itau.com.br/relacoes-com-investidores/relatorio-anual/2018/en. b) the methodology followed in the preparation of this information To prepare the Integrated Annual Report, we follow the Global Reporting Initiative (GRI) and International Integrated Reporting Framework (IR Framework) principles. To prepare the Sustainability Report, we follow the AA1000 and SDG principles in addition to the policies mentioned above. The project is conducted by a working group composed of the Corporate Communication, Finance, Marketing, Investor Relations, and Sustainability departments. It is responsible for carrying out the creation process of the bank’s Materiality and submitting it for approval from the proper authority levels. The Environmental and Social Risk is part of the Risk Management material topic, considered a priority by the bank. The purpose of our environmental and social risk management is to identify, measure, mitigate, and monitor these risks. We understand that E&S risks are a component of other types of risks our business is subject to, such as credit, reputation and legal risks. To mitigate these risks, we take some initiatives to interact with the areas involved in the process, such as training sessions, workshops and lectures. In addition, we adopt measures to improve control based on the results of adherence tests periodically reported to the Environmental and Social Risk Committee, which is part of our Sustainability Governance. In 2014, CVM Instruction No. 4,327 required that all financial institutions prepared environmental and social responsibility policies that should include measures of risk management, governance and stakeholder relations. Our Sustainability, Environmental and Social Responsibility Policy ratifies the guidelines and principles of inclusion of ESG issues in our business practices, activities and operations (from the head office to branches and data centers). We also have specific E&S policies for each business, such as credit (corporate, middle market, retail, mortgage, and vehicle financing), insurance and investments, always based on the relevance and proportionality principles. To disseminate the guidelines of the policy, we provide training to all involved employees of these departments. For this policy, please access: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Policy for Sustainability and Environmental and Social Responsibility. Our areas are subject to internal auditing, as part of the risk analysis monitoring process. These audits are carried out by a team that evaluates, among other issues, compliance with the Sustainability and Environmental and Social Responsibility Policy and the commitments and volunteer agreements associated with project finance we entered into, such as the Equator Principles. 151

All our business lines must adhere to a list of restricted activities, a list of prohibited activities, conformity with environmental licensing, inclusion of environmental and social contractual clauses, and rules specific for pledging real estate collateral. For further information on our experience with the management of this topic, please see our Environmental and Social Risks and Opportunities paper. (http://itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento-Itau-ROSA.pdf). The information included in the Risk management section of our Consolidated Annual Report is considered a priority, and therefore it is assured by independent consulting company PricewaterhouseCoopers. c) whether this information is audited or reviewed by an independent entity We publish the Consolidated Annual Report, which follows the AA1000 and GRI principles for stakeholder engagement. All relevant sustainability management information and the main results of each year are included in this document. The main data and facts determined by the external audit and the sustainability department are assured by independent consulting company PricewaterhouseCoopers, and an assurance letter is issued and included in the consolidated report. d) the Internet pages on which this information can be found For information on the Consolidated Annual Report for 2018, please access www.itau.com.br/relacoes- com-investidores/relatorio-anual/2018/en. 152All our business lines must adhere to a list of restricted activities, a list of prohibited activities, conformity with environmental licensing, inclusion of environmental and social contractual clauses, and rules specific for pledging real estate collateral. For further information on our experience with the management of this topic, please see our Environmental and Social Risks and Opportunities paper. (http://itau.com.br/_arquivosestaticos/Itau/PDF/Sustentabilidade/Posicionamento-Itau-ROSA.pdf). The information included in the Risk management section of our Consolidated Annual Report is considered a priority, and therefore it is assured by independent consulting company PricewaterhouseCoopers. c) whether this information is audited or reviewed by an independent entity We publish the Consolidated Annual Report, which follows the AA1000 and GRI principles for stakeholder engagement. All relevant sustainability management information and the main results of each year are included in this document. The main data and facts determined by the external audit and the sustainability department are assured by independent consulting company PricewaterhouseCoopers, and an assurance letter is issued and included in the consolidated report. d) the Internet pages on which this information can be found For information on the Consolidated Annual Report for 2018, please access www.itau.com.br/relacoes- com-investidores/relatorio-anual/2018/en. 152

7.9. Supply other information that the Issuer may deem relevant We publish the Consolidated Annual Report, which follows the AA1000 and GRI principles for stakeholder engagement. All relevant Sustainability management information and the main results of each year are included in this document. For information on 2018, please access www.itau.com.br/relacoes-com-investidores/relatorio-anual/2018/en. Additional information on item 7 The financial information presented in item 7 (Activities of the Issuer) adopts the IFRS accounting standards. 1537.9. Supply other information that the Issuer may deem relevant We publish the Consolidated Annual Report, which follows the AA1000 and GRI principles for stakeholder engagement. All relevant Sustainability management information and the main results of each year are included in this document. For information on 2018, please access www.itau.com.br/relacoes-com-investidores/relatorio-anual/2018/en. Additional information on item 7 The financial information presented in item 7 (Activities of the Issuer) adopts the IFRS accounting standards. 153

8.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of three past years) All disposals and acquisitions of significant assets related to 2018, 2017, and 2016 were duly described in items 10.3 and 15.7 of this Reference Form. 1548.1. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business (period of three past years) All disposals and acquisitions of significant assets related to 2018, 2017, and 2016 were duly described in items 10.3 and 15.7 of this Reference Form. 154

8.2. Indicate significant changes in the conduction of the issuer’s business (period of last three years) New management structure for Itaú Unibanco The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal to the Board of Directors. On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale General Director, has reached the age limit for exercising the duties of this position. Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance Control department, Caio Ibrahim David, who wasalready a member of the Executive Committee. Milton Maluhy Filho, who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of Risk and Finance Control department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco’s Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019. The Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to compose the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly. On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen. On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market the new proposals for changes in the Board of Directors. The officer of Brasil Warrant Administração de Bens e Empresas, João Moreira Salles was nominated to one of the vacancies to represent the controlling stockholders in the Board of Directors, pursuant to the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who left the Board. Alfredo Villela informed the Board that he left his management position in the Company. Geraldo Carbone, a Board member from 2006 to 2008 and Director Vice-President from 2008 to 2011, was nominated to take over Alfredo Villela in the next term of office, also accordingly to terms of the Company’s Stockholders’ Agreement. Nildemar Secches informed the Board that he left the body. To fill his vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member. As announced on November 9, 2016, Marco Bonomi was also nominated to be part of the Company’s Board of Directors. Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection. These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017. On November 9, 2016, following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. announced its new Chief Executive Officer and a number of changes to its Executive Committee. After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our CEO. As of the Annual General Stockholders’ Meeting of 2017, Mr. Setubal left the Executive Presidency of Itaú Unibanco and, together with Pedro Moreira Salles, now acts as a Co-chairman of the Company’s Board of Directors. Marco Bonomi, who has also reached the age limit for acting as an executive officer, left the position of Retail General Director to take over as a member of the Board of Directors of Itaú Unibanco Holding S.A., a position for which he was nominated at the 2017 Annual General Stockholders’ Meeting. 1558.2. Indicate significant changes in the conduction of the issuer’s business (period of last three years) New management structure for Itaú Unibanco The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal to the Board of Directors. On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale General Director, has reached the age limit for exercising the duties of this position. Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance Control department, Caio Ibrahim David, who wasalready a member of the Executive Committee. Milton Maluhy Filho, who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of Risk and Finance Control department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco’s Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019. The Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to compose the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly. On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen. On March 17, 2017, Itaú Unibanco Holding S.A. announced to the market the new proposals for changes in the Board of Directors. The officer of Brasil Warrant Administração de Bens e Empresas, João Moreira Salles was nominated to one of the vacancies to represent the controlling stockholders in the Board of Directors, pursuant to the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who left the Board. Alfredo Villela informed the Board that he left his management position in the Company. Geraldo Carbone, a Board member from 2006 to 2008 and Director Vice-President from 2008 to 2011, was nominated to take over Alfredo Villela in the next term of office, also accordingly to terms of the Company’s Stockholders’ Agreement. Nildemar Secches informed the Board that he left the body. To fill his vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member. As announced on November 9, 2016, Marco Bonomi was also nominated to be part of the Company’s Board of Directors. Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection. These proposals were submitted to and approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 19, 2017. On November 9, 2016, following the transition process planned and communicated to the market more than two years ago, Itaú Unibanco Holding S.A. announced its new Chief Executive Officer and a number of changes to its Executive Committee. After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our CEO. As of the Annual General Stockholders’ Meeting of 2017, Mr. Setubal left the Executive Presidency of Itaú Unibanco and, together with Pedro Moreira Salles, now acts as a Co-chairman of the Company’s Board of Directors. Marco Bonomi, who has also reached the age limit for acting as an executive officer, left the position of Retail General Director to take over as a member of the Board of Directors of Itaú Unibanco Holding S.A., a position for which he was nominated at the 2017 Annual General Stockholders’ Meeting. 155

Candido Bracher replaced Roberto Setubal as Itaú Unibanco’s new Chief Executive Officer. Eduardo Vassimon replaced Candido Bracher as the Company’s Wholesale General Director, and is now leading the segments of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as the Latin America business. Marcio Schettini took over as the Retail General Director, replacing Marco Bonomi in the management of banking branches, small and middle-market companies, Cards, and Rede (our card acquiring business), real estate, insurance and vehicles. The marketing department will also be under his supervision. Caio David rejoined the Executive Committee of Itaú Unibanco Holding S.A. as Vice President and is responsible for the Risk and Finance departments, becoming the Company’s CFO and CRO. André Sapoznik was promoted to the post of Vice President and started leading the Technology and Operations departments, replacing Marco Schettini. Claudia Politanski remained as Vice President of Human Resources, Legal and the External Ombudsman’s Office, Corporate Communication, and Institutional and Governmental Relations. On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by then Roberto Setubal, and a new Executive Committee composed of three general directors (Wholesale, Retail, and Technology and Operations) and two vice presidents (Risk Management and Control and Finance; and Legal, Human Resources, Corporate Communication and Institutional and Governmental Relations). 156 Candido Bracher replaced Roberto Setubal as Itaú Unibanco’s new Chief Executive Officer. Eduardo Vassimon replaced Candido Bracher as the Company’s Wholesale General Director, and is now leading the segments of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as the Latin America business. Marcio Schettini took over as the Retail General Director, replacing Marco Bonomi in the management of banking branches, small and middle-market companies, Cards, and Rede (our card acquiring business), real estate, insurance and vehicles. The marketing department will also be under his supervision. Caio David rejoined the Executive Committee of Itaú Unibanco Holding S.A. as Vice President and is responsible for the Risk and Finance departments, becoming the Company’s CFO and CRO. André Sapoznik was promoted to the post of Vice President and started leading the Technology and Operations departments, replacing Marco Schettini. Claudia Politanski remained as Vice President of Human Resources, Legal and the External Ombudsman’s Office, Corporate Communication, and Institutional and Governmental Relations. On February 23, 2015, structural changes were announced in the management of Itaú Unibanco Holding S.A., chaired by then Roberto Setubal, and a new Executive Committee composed of three general directors (Wholesale, Retail, and Technology and Operations) and two vice presidents (Risk Management and Control and Finance; and Legal, Human Resources, Corporate Communication and Institutional and Governmental Relations). 156

8.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of three past years) In 2018, 2017, and 2016, we did not enter into agreements worth higher than 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$752.33 million on December 31, 2018) that are not directly related to operating activities. 1578.3. Identify the relevant agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities (period of three past years) In 2018, 2017, and 2016, we did not enter into agreements worth higher than 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$752.33 million on December 31, 2018) that are not directly related to operating activities. 157

8.4. Supply other information that the issuer may deem relevant Not applicable. 1588.4. Supply other information that the issuer may deem relevant Not applicable. 158

ITEM 9. RELEVANT ASSETS

9.1. Describe the non-current assets that are relevant for the development of the issuer's activities, indicating in particular:

a) Property, plant and equipment, including those rented or leased, identifying their location

Property, Plant and Equipment

As of December 31, 2018, we owned and leased our principal administrative offices, which include office buildings in 10 different addresses, comprising a total area of 446,050 square meters, located primarily in São Paulo, Brazil. Such offices include our head office, and a number of other administrative buildings, where administrative functions are performed, such as commercial departments, back offices, wholesale and investment bank activities, and also our data processing center.

We also lease part of our administrative offices and most of our bank branches at competitive, market prices through renewable leases with terms ending from the first half of 2018 (currently undergoing renewal under similar terms and conditions) to the first half of 2037.

As of December 31, 2018, we owned approximately 32% of our administrative offices and branches (including electronic service points, banking sites and parking lots) and leased approximately 68%.

b) intangible assets, such as patents, trademarks, permits, concessions, franchises, and technology transfer agreements, domain names on the Internet, informing

Intangible assets are non-physical assets, including software and other assets, initially recognized at acquisition cost. Intangible assets are recognized when derived from legal or contractual rights, its cost may be reasonably measured, and, for intangible assets not derived from separate acquisitions or business combinations, it is probable there will be future economic benefits arising from their use. The balance of intangible assets refers to internally acquired or produced assets. Intangible assets may have a definite or indefinite life. Intangible assets with definite useful lives are amortized on the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but rather tested on a semi-annual basis to identify any impairment. On December 31, 2018, intangible assets are as follows:

Goodwill(1)	Association for the promotion and offer of financial products and services	Software acquired	In-company developed software	Other intangible assets(2)	Total
11,438	1,662	2,521	2,363	1,345	**19,329**

(1) Includes goodwill on acquisition in the amount of R$425.

(2) Includes amounts paid for acquisition of rights to provide payments of salaries, earnings, retirement, pension, and similar services.

For further information, please see our Financial Statements under IFRS, Note 14 – Goodwill and intangible assets.

i. duration
ii. events that may cause the loss of rights to such assets
iii. possible consequences of the Issuer's loss of such rights

Software

159

i. duration Software is recognized when acquired by contractual rights or produced in company, with a defined useful life of five years and amortized on a straight-line basis. ii. events that may cause the loss of rights to such assets Non-renewal of the related licence/contract within deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations, and/or other contingency measures. Domains These are the domains considered the most significant for the Issuer’s and its subsidiaries’ activities. i. duration Domain names and duration Domain names Duration itau 2 years itau.com 2 years itau.com.br 2 years itaucard.com.br 2 years itaucustodia.com.br 2 years itaupersonnalite.com.br 2 years itauri.com.br 2 years itau-unibanco.com.br 2 years ii. events that may cause the loss of rights to such assets Non-renewal within the deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights The domain may be acquired by another party, either an individual or a legal entity, damage to the company image, and possible financial losses in relation to competitors and clients. Trademarks The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”, “ITAÚ PERSONNALITÉ”, “UNICLASS”, “ITAÚ BBA”, “ITAUCARD”, “HIPERCARD”, “UNIBANCO”, “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD”, “REDE”, and “CREDICARD”. i. duration In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (INPI) and its exclusive nationwide use is assured to the proper owner. This trademark registration is valid for ten (10) years from the date it is granted by INPI, and may be extended for equal successive periods. The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered. ii. events that may cause the loss of rights to such assets In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon (i) the expiration of its term without due extension, (ii) a waiver by the trademark’s owner, and (iii) its lapse. 160i. duration Software is recognized when acquired by contractual rights or produced in company, with a defined useful life of five years and amortized on a straight-line basis. ii. events that may cause the loss of rights to such assets Non-renewal of the related licence/contract within deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights Possible consequences and alternatives are assessed individually, with possible replacement of the software, supplier, internalization of operations, and/or other contingency measures. Domains These are the domains considered the most significant for the Issuer’s and its subsidiaries’ activities. i. duration Domain names and duration Domain names Duration itau 2 years itau.com 2 years itau.com.br 2 years itaucard.com.br 2 years itaucustodia.com.br 2 years itaupersonnalite.com.br 2 years itauri.com.br 2 years itau-unibanco.com.br 2 years ii. events that may cause the loss of rights to such assets Non-renewal within the deadline or possible litigation. iii. possible consequences of the Issuer’s loss of such rights The domain may be acquired by another party, either an individual or a legal entity, damage to the company image, and possible financial losses in relation to competitors and clients. Trademarks The Issuer and its subsidiaries hold several trademarks registered in Brazil and abroad, which may or may not be part of non-current assets. Significant brands for the activities of the issuer and its subsidiaries are “ITAÚ”, “ITAÚ PERSONNALITÉ”, “UNICLASS”, “ITAÚ BBA”, “ITAUCARD”, “HIPERCARD”, “UNIBANCO”, “ITAÚ UNIBANCO”, “GARANTEC”, “REDECARD”, “REDE”, and “CREDICARD”. i. duration In Brazil, the ownership of a trademark is obtained through a valid registration issued by the National Institute of Industrial Propriety (INPI) and its exclusive nationwide use is assured to the proper owner. This trademark registration is valid for ten (10) years from the date it is granted by INPI, and may be extended for equal successive periods. The terms and requirements for extending trademarks abroad depend on the laws of each country or region where the trademark is deposited or registered. ii. events that may cause the loss of rights to such assets In Brazil, registration applications may be rejected by INPI in those cases provided for by Law No. 9,279/96. Trademark registrations terminate upon (i) the expiration of its term without due extension, (ii) a waiver by the trademark’s owner, and (iii) its lapse. 160

Another possibility is a declaration of nullity for a trademark registration already granted, by way of an administrative proceeding filed with the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights In the event that the Issuer and/or its subsidiaries loses the rights to any or all trademarks listed above, they should use other trademarks in their activities as they would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In the event the Issuer and/or its subsidiaries fail to prove to be the owners of the trademarks they use, they may be subject to litigation on the grounds of violation of third parties’ rights for misuse of trademarks. Patents The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard where users may type in a security password or PIN (personal identification number). In Brazil there are patents for a method to identify passwords to access an institution and for a method to generate a virtual keyboard for users to type in a security password or PINs, as well as a patent application for a method, a user device, and a system to submit financial operation information. i. duration In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered. ii. events that may cause the loss of rights to such assets The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by INPI as provided for by Law No. 9,279/96. A patent registration terminates upon (i) the expiration of its terms, (ii) a waiver by the patent’s owner without prejudice to the right of third parties, (iii) lack of payment of annual retribution, and (iv) lapse. Additionally, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely explored by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent. 161Another possibility is a declaration of nullity for a trademark registration already granted, by way of an administrative proceeding filed with the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights In the event that the Issuer and/or its subsidiaries loses the rights to any or all trademarks listed above, they should use other trademarks in their activities as they would no longer be able to prevent third parties from using the same or similar trademarks, particularly in the same market segment. In the event the Issuer and/or its subsidiaries fail to prove to be the owners of the trademarks they use, they may be subject to litigation on the grounds of violation of third parties’ rights for misuse of trademarks. Patents The Issuer and/or its subsidiaries hold patents and patent applications that may or may not be part of non-current assets. There are patents and patent applications abroad for a method to generate a virtual keyboard where users may type in a security password or PIN (personal identification number). In Brazil there are patents for a method to identify passwords to access an institution and for a method to generate a virtual keyboard for users to type in a security password or PINs, as well as a patent application for a method, a user device, and a system to submit financial operation information. i. duration In Brazil, the invention patent protection term is twenty (20) years from the patent application filing date. The terms and requirements for extending patents abroad depend on the laws of each country or region where the patent is registered. ii. events that may cause the loss of rights to such assets The events that may cause the loss of rights to these assets are provided for by law. At the administrative level, patent applications may be rejected by INPI as provided for by Law No. 9,279/96. A patent registration terminates upon (i) the expiration of its terms, (ii) a waiver by the patent’s owner without prejudice to the right of third parties, (iii) lack of payment of annual retribution, and (iv) lapse. Additionally, if a patent registration was granted in non-conformity with legal provisions, it is possible that a declaration of nullity is issued for a patent registration already granted, by way of an administrative proceeding filed before the trademark registration body or by way of a lawsuit. iii. possible consequences of the Issuer’s loss of such rights Depending on the reason for a possible loss of rights to the patents listed above, the subject matter of the patent will fall into public domain and may be freely explored by third parties, or the Issuer and its subsidiaries may have to stop using the subject matter of the patent. 161

9.1 - Non-current assets / 9.1.c - Ownership interest in companies Corporate name CNPJ CVM Code Type of company Country of State of City of Description of activities Issuer's ownership headquarters headquarters headquarters developed interest (%) Fiscal year Book value - Market value - Amount of dividends Date Amount (Brazilian variation % variation % received (Brazilian reais) reais) Multiple-service bank with Banco Itaú BBA S.A. 17.298.092/0001-30 - Subsidiary Brazil SP São Paulo investment portfolio 99,99 Market value 12/31/2018 0.5214770 0.000000 6 48,593,448.61 Book value 12/31/2018 2,203,727,533.02 12/31/2017 -20.4741330 0.000000 837,173,772.21 12/31/2016 -51.1593730 0.000000 1,607,470,803.21 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Multiple-service bank with Banco Itaú Uruguay S.A. 11.929.613/0001-24 - Subsidiary Uruguay Montevideo commercial portfolio 100,00 Market value 12/31/2018 26.288675 0.000000 1 44,633,600.00 Book value 12/31/2018 1,671,872,080.24 12/31/2017 14.508141 0.000000 83,051,000.00 12/31/2016 -11.130002 0.000000 81,625,000.00 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Multiple-service bank with Banco Itaucard S.A. 17.192.451/0001-70 - Subsidiary Brazil SP Poá commercial portfolio 99.99 Market value 12/31/2018 9.396053 0.000000 578,117,354.01 Book value 12/31/2018 9,294,158,480.68 12/31/2017 13.083011 0.000000 1,363,951,650.00 12/31/2016 189.018902 0.000000 7 49,383,239.57 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Holding company of non- BICSA Holdings LTD 08.993.702/0001-25 - Subsidiary Cayman Islands George Town financial institutions 99.99 Market value 12/31/2018 14.012688 0.000000 - Book value 12/31/2018 2,011,208,835.64 12/31/2017 3.710670 0.000000 - 12/31/2016 -15.952851 0.000000 - Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Activities of pension plan Itaú Administração Previdenciária Ltda. 03.526.540/0001-00 - Subsidiary Brazil SP São Paulo management 0.00 Market value 12/31/2018 179.003000 0.000000 - Book value 12/31/2018 1,190.45 12/31/2017 20.780140 0.000000 - 12/31/2016 23.616068 0.000000 - Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Holding company of Itaú Consultoria de Valores Imobiliários e Participações S.A. 58.851.775/0001-50 - Subsidiary Brazil SP São Paulo financial institutions 100,00 Market value 12/31/2018 12.049703 0.000000 2,793,019.88 Book value 12/31/2018 2,319,186,729.93 12/31/2017 15.090255 0.000000 2,648,548.55 12/31/2016 16.872840 0.000000 1,864,026.21 Reasons for the acquisition and maintenance of such ownership interest 162 These are strategic for the Issuer's business performance9.1 - Non-current assets / 9.1.c - Ownership interest in companies Corporate name CNPJ CVM Code Type of company Country of State of City of Description of activities Issuer's ownership headquarters headquarters headquarters developed interest (%) Fiscal year Book value - Market value - Amount of dividends Date Amount (Brazilian variation % variation % received (Brazilian reais) reais) Multiple-service bank with Banco Itaú BBA S.A. 17.298.092/0001-30 - Subsidiary Brazil SP São Paulo investment portfolio 99,99 Market value 12/31/2018 0.5214770 0.000000 6 48,593,448.61 Book value 12/31/2018 2,203,727,533.02 12/31/2017 -20.4741330 0.000000 837,173,772.21 12/31/2016 -51.1593730 0.000000 1,607,470,803.21 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Multiple-service bank with Banco Itaú Uruguay S.A. 11.929.613/0001-24 - Subsidiary Uruguay Montevideo commercial portfolio 100,00 Market value 12/31/2018 26.288675 0.000000 1 44,633,600.00 Book value 12/31/2018 1,671,872,080.24 12/31/2017 14.508141 0.000000 83,051,000.00 12/31/2016 -11.130002 0.000000 81,625,000.00 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Multiple-service bank with Banco Itaucard S.A. 17.192.451/0001-70 - Subsidiary Brazil SP Poá commercial portfolio 99.99 Market value 12/31/2018 9.396053 0.000000 578,117,354.01 Book value 12/31/2018 9,294,158,480.68 12/31/2017 13.083011 0.000000 1,363,951,650.00 12/31/2016 189.018902 0.000000 7 49,383,239.57 Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Holding company of non- BICSA Holdings LTD 08.993.702/0001-25 - Subsidiary Cayman Islands George Town financial institutions 99.99 Market value 12/31/2018 14.012688 0.000000 - Book value 12/31/2018 2,011,208,835.64 12/31/2017 3.710670 0.000000 - 12/31/2016 -15.952851 0.000000 - Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Activities of pension plan Itaú Administração Previdenciária Ltda. 03.526.540/0001-00 - Subsidiary Brazil SP São Paulo management 0.00 Market value 12/31/2018 179.003000 0.000000 - Book value 12/31/2018 1,190.45 12/31/2017 20.780140 0.000000 - 12/31/2016 23.616068 0.000000 - Reasons for the acquisition and maintenance of such ownership interest These are strategic for the Issuer's business performance Holding company of Itaú Consultoria de Valores Imobiliários e Participações S.A. 58.851.775/0001-50 - Subsidiary Brazil SP São Paulo financial institutions 100,00 Market value 12/31/2018 12.049703 0.000000 2,793,019.88 Book value 12/31/2018 2,319,186,729.93 12/31/2017 15.090255 0.000000 2,648,548.55 12/31/2016 16.872840 0.000000 1,864,026.21 Reasons for the acquisition and maintenance of such ownership interest 162 These are strategic for the Issuer's business performance

Corporate name	CNPJ	CVM Code	Type of company	Country of headquarters	State of headquarters	City of headquarters	Description of activities developed	Issuer's ownership interest (%)
Fiscal year	**Book value - variation %**	**Market value - variation %**	**Amount of dividends received (Brazilian reais)**		**Date**	**Amount (Brazilian reais)**		
Itaú Corretora de Valores S.A.	61.194.353/0001-64	-	Subsidiary	Brazil	SP	São Paulo	Securities broker	99.99
				Market value				
12/31/2018	6.207182	0.000000	270,384,876.30	**Book value**	12/31/2018	1,261,668,304.38		
12/31/2017	-12.916237	0.000000	448,664,989.43					
12/31/2016	224.036462	0.000000	190,000,000.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Corpbanca	12.262.596/0001-87	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	22.45
				Market value				
12/31/2018	2.675895	0.000000	23,208,343.43	**Book value**	12/31/2018	4,046,728,171.12		
12/31/2017	4.545191	0.000000	653,031.93					
12/31/2016	0.000000	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Seguros S.A.	61.557.039/0001-07	-	Subsidiary	Brazil	SP	São Paulo	Insurance operations in the personal and property damage lines, as defined by law.	0.00
				Market value				
12/31/2018	-62.259162	0.000000	1,539.84	**Book value**	12/31/2018	4,974.45		
12/31/2017	5.115515	0.000000	1,678.11					
12/31/2016	-4.047288	0.000000	4,240.99					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú Unibanco S.A.	60.701.190/0001-04	-	Subsidiary	Brazil	SP	São Paulo	Multiple-service bank with commercial portfolio	100.00
				Market value				
12/31/2018	41.747268	0.000000	4,613,477,000.00	**Book value**	12/31/2018	87,159,312,072.95		
12/31/2017	-11.208180	0.000000	24,963,266,660.27					
12/31/2016	23.908085	0.000000	4,058,828,887.03					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
ITB Holding Brazil Participações Ltda	04.274.016/0001-43	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non-financial institutions	0.00
				Market value				
12/31/2018	-44.985794	0.000000	-	**Book value**	12/31/2018	52.28		
12/31/2017	0.000000	0.000000	-					
12/31/2016	92.329488	0.000000	1,202,991,085.39					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Oca S.A.	08.988.128/0001-17	-	Subsidiary	Uruguay		Montevideo	Representation of foreign banks	100.00
				Market value				
12/31/2018	18.102017	0.000000	94,995,775.35	**Book value**	12/31/2018	317,516,348.02		
12/31/2017	16.853777	0.000000	69,386,500.00					
12/31/2016	-33.064185	0.000000	158,203,200.00					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Topaz Holding Ltd	N/A	-	Subsidiary	Cayman Islands		Grand Cayman	Holding company of non-financial institutions	0.00
				Market value				
12/31/2018	17.165067	0.000000	-	**Book value**	12/31/2018	295.42		
12/31/2017	4.035319	0.000000	-					
12/31/2016	-23.783767	0.000000	-					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								
Itaú BBA Participações	58.851.775/0001-50	-	Subsidiary	Brazil	SP	São Paulo	Holding company of non-financial institution	100
				Market value				
12/31/2018	12.049703	0	2,793,019.88	**Book value**	12/31/2018	2,319,186,729.93		
12/31/2017	15.090255	0	2,648,548.55					
12/31/2016	16.87284	0	1,864,026.21					
Reasons for the acquisition and maintenance of such ownership interest								
These are strategic for the Issuer's business performance								

163

9.2. Supply other information that the issuer may deem relevant Additional Information on item 9.1c Information disclosed in item 9.1c is stated in accordance with BRGAAP. 164 9.2. Supply other information that the issuer may deem relevant Additional Information on item 9.1c Information disclosed in item 9.1c is stated in accordance with BRGAAP. 164

ITEM 10. COMMENTS OF EXECUTIVE OFFICERS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

In 2018, the merger between Itaú and Unibanco completed ten years. In the end of 2008, at the time of the merger, the Brazilian economy was clearly on a slowdown trend. Upon review of our business model, a strategy adopted in 2012, we prepared ourselves for expected changes in the Brazilian credit market, which eventually materialized.

We respond to adversities through a three-pillar policy, always seeking to maximize value creation:

1. **Definition of risk appetite:** the risk appetite establishes the types and levels of risk acceptable to the Bank.
2. **Focus on services:** our focus on insurance services and products (insurance, pension plan and premium bonds) as they are less susceptible to economic cycles. In addition, services require lower capital allocations.
3. **Cost control and efficiency:** we are constantly striving to improve efficiency and obtain productivity gains in our operations as we see that there are always opportunities to improve the control of our costs.

To illustrate our strategy, aimed at reducing our risk exposure, our payroll and real estate loan portfolio for individuals reached R$88.7 billion in 2018 from R$31.6 billion in 2012, whereas the vehicles portfolio fell to R$15.9 billion in 2018 from R$ 51,2 billion in 2012.*
Our Risk-Adjusted Efficiency Ratio in 2018 was 61.2% and in 2012 was 73.1%.*
As a result, we have tripled the value creation since 2012, reaching R$9.2 billion from R$3.1 billion.*

* Based on managerial information according to BRGAAP.

The financial information found in item 10 (Executive Officers' Comments) was prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to our operations and business. As from January 1, 2018, the accounting standard named IFRS 9 that replaces IAS 39 in the treatment of financial instruments, became effective. This new standard is structured to contemplate the classification, measurement and impairment of financial assets and was retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses that have occurred. As of IFRS 9, recognized credit losses are expected rather than incurred.

Asset Highlights

On December 31, 2018, Itaú Unibanco's assets totaled R$1,552,797 million and stockholders' equity was R$150,466 million, compared with R$1,436,239 million and R$144,356 million, respectively, in 2017. At the end of 2018, Prudential Conglomerate BIS ratio was 18.0%.

The table below shows the volume of loan operations classified by type of creditor (individuals and companies), detailed by type of product for individuals and size for companies.

	Year ended December 31				
	2018	2017	2016	2018 X 2017	2017 X 2016
	(In million of R$)				
Loans to individuals	**212,564**	**193,385**	**186,467**	**9.9%**	**3.7%**
Credit Card	78,255	67,413	59,863	16.1%	12.6%
Personal loans	29,543	27,295	27,931	8.2%	(2.3%)
Payroll loans	46,878	44,716	44,859	4.8%	(0.3%)
Vehicles	15,920	14,165	15,566	12.4%	(9.0%)
Real estate loans	41,968	39,796	38,248	5.5%	4.0%
Loans to companies	**171,455**	**167,937**	**181,608**	**2.1%**	**(7.5%)**
Large companies	102,643	107,647	121,761	(4.6%)	(11.6%)
Very small, small and middle market	68,812	60,290	59,847	14.1%	0.7%
Latin America	**152,072**	**136,397**	**126,776**	**11.5%**	**7.6%**
Total loan, lease and other credit operations	**536,091**	**497,719**	**494,851**	**7.7%**	**0.6%**

Since 2011, we prioritize the mitigation of credit risk of our loan portfolio as from the increase in the share of lower risk products. Consequently, our real estate and payroll loan portfolios grew quicker, while the corporate portfolio decreased. Our real estate loan portfolio grew in line with market trends, and we kept on with a conservative

165

approach regarding collaterals. The loan-to-value ratio – loan to underlying collateral – of the vintage (quarterly average) was 58.4% in the fourth quarter of 2018 (54.7% in the fourth quarter of 2017). On December 31, 2018, our loan portfolio totaled R $ 536,091 million, an increase of 7.7% in comparison to the same period of the previous year. Our loan portfolio for individuals totaled R$212,564 million on December 31, 2018. The volume of loan operations to individuals increased 9.9% from December 31, 2017, mainly driven by the credit card portfolio growth. The other loan portfolios for individuals also increased in the year. Our companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018, mainly driven by the 14.1% rise in loans for very-small, small and middle-market companies, partially offset by the 4.6% fall in corporate loans. This decrease in corporate loans was driven by the low demand for long-term credit, which has migrated to capital markets. On December 31, 2018, the corporate loan portfolio totaled R$102,643 million and the portfolio for very small, small and middle-market companies totaled R$68,812 million. On December 31, 2018, our loan portfolio in Latin America was up 11.5% year-on-year due to the impact of foreign exchange variation and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay), totaled R$152,072 million. The 90-day coverage ratio (defined as the total provision for expected loan loss as a percentage of loans in our portfolio past due for 90 days or more) was 179% on December 31, 2018. Our loans under renegotiation (past due for over 30 days), including extended, modified and deferred payments, totaled R$16,653 million on December 31, 2018 and R$17,254 million on December 31, 2017, accounting for, respectively, 3.1% and 3.5% of our total loan portfolio without financial guarantees provided. On December 31, 2018, the ratio of allowance for loan and lease losses to renegotiated loan portfolio was 51.7%, up 140 basis points year-on-year. On December 31, 2018, NPL over 90 days of the renegotiated loan portfolio was 16.8%, up 30 basis points year-on-year. Non-performing loans (loans past due over 90 days) was 3.5% on December 31, 2018, down 40 basis points year-on-year. On December 31, 2018, the provision balance for expected loan losses totaled R$33,509 million. On December 31, 2018, the ratio of the balance of provision for expected loan losses and our loan portfolio reached 6.3%, down 100 basis points year-on-year. We will address main corporate events in the period in item 10.3b. 2017 On December 31, 2017, our loan portfolio totaled R$497,719 million, up 0.6% from the same period of the previous year. On December 31, 2017, loans to individuals totaled R$193,385 million, up 3.7% from December 31, 2016. This increase is mainly due to the increase of 12.6% in the credit card portfolio, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market. On December 31, 2017, loans to companies, including transactions with small, middle-market and large companies, totaled R$167,937 million, down R$13,671 million, or 7.5%, from December 31, 2016. Loans to large companies totaled R$107,647 million on December 31, 2017, down 11.6% from December 31, 2016. Loans to very small, small and middle-market companies totaled R$60,290 million on December 31, 2017, up 0.7% from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million on December 31, 2016. The 90-day coverage ratio (defined as total allowance for loan losses as a percentage of loans in our portfolio, which are past due over 90 days or more) was 188% on December 31, 2017. 166 approach regarding collaterals. The loan-to-value ratio – loan to underlying collateral – of the vintage (quarterly average) was 58.4% in the fourth quarter of 2018 (54.7% in the fourth quarter of 2017). On December 31, 2018, our loan portfolio totaled R $ 536,091 million, an increase of 7.7% in comparison to the same period of the previous year. Our loan portfolio for individuals totaled R$212,564 million on December 31, 2018. The volume of loan operations to individuals increased 9.9% from December 31, 2017, mainly driven by the credit card portfolio growth. The other loan portfolios for individuals also increased in the year. Our companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018, mainly driven by the 14.1% rise in loans for very-small, small and middle-market companies, partially offset by the 4.6% fall in corporate loans. This decrease in corporate loans was driven by the low demand for long-term credit, which has migrated to capital markets. On December 31, 2018, the corporate loan portfolio totaled R$102,643 million and the portfolio for very small, small and middle-market companies totaled R$68,812 million. On December 31, 2018, our loan portfolio in Latin America was up 11.5% year-on-year due to the impact of foreign exchange variation and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay), totaled R$152,072 million. The 90-day coverage ratio (defined as the total provision for expected loan loss as a percentage of loans in our portfolio past due for 90 days or more) was 179% on December 31, 2018. Our loans under renegotiation (past due for over 30 days), including extended, modified and deferred payments, totaled R$16,653 million on December 31, 2018 and R$17,254 million on December 31, 2017, accounting for, respectively, 3.1% and 3.5% of our total loan portfolio without financial guarantees provided. On December 31, 2018, the ratio of allowance for loan and lease losses to renegotiated loan portfolio was 51.7%, up 140 basis points year-on-year. On December 31, 2018, NPL over 90 days of the renegotiated loan portfolio was 16.8%, up 30 basis points year-on-year. Non-performing loans (loans past due over 90 days) was 3.5% on December 31, 2018, down 40 basis points year-on-year. On December 31, 2018, the provision balance for expected loan losses totaled R$33,509 million. On December 31, 2018, the ratio of the balance of provision for expected loan losses and our loan portfolio reached 6.3%, down 100 basis points year-on-year. We will address main corporate events in the period in item 10.3b. 2017 On December 31, 2017, our loan portfolio totaled R$497,719 million, up 0.6% from the same period of the previous year. On December 31, 2017, loans to individuals totaled R$193,385 million, up 3.7% from December 31, 2016. This increase is mainly due to the increase of 12.6% in the credit card portfolio, since we lead the Brazilian credit card market, according to the Brazilian Association of Credit Card and Service Companies (ABECS), through Itaucard, Hipercard, Hiper, Credicard, joint ventures, and commercial agreements with major telecom companies, carmakers, retailers, and airlines operating in the Brazilian market. On December 31, 2017, loans to companies, including transactions with small, middle-market and large companies, totaled R$167,937 million, down R$13,671 million, or 7.5%, from December 31, 2016. Loans to large companies totaled R$107,647 million on December 31, 2017, down 11.6% from December 31, 2016. Loans to very small, small and middle-market companies totaled R$60,290 million on December 31, 2017, up 0.7% from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million on December 31, 2016. The 90-day coverage ratio (defined as total allowance for loan losses as a percentage of loans in our portfolio, which are past due over 90 days or more) was 188% on December 31, 2017. 166

Loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16.398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without financial guarantees provided. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, up 80 basis points from December 31, 2016. On December 31, 2017, NPL 90 days of the renegotiated loan portfolio was 16.5%, down 430 basis points from December 31, 2016. The default rate (loans overdue for over 90 days) was 3.9% on December 31, 2017, down 40 basis points from December 31, 2016. On December 31, 2017, the balance provision for expected loan losses totaled R$36,469 million. On December 31, 2017, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 7.3%, up 30 basis point from December 31, 2016. b) Capital structure On December 31, 2018, capital stock comprised 9,804,135,348 (9,825,771,656 on December 31, 2017) book-entry shares with no par value, of which 4,958,290,359 (4,979,926.668 on December 31, 2017) were common and 4,845,844,989 (4,845,844,988 on December 31, 2017) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2017), of which R$64,776 million (R$65,482 million on December 31, 2017) is held by stockholders domiciled in Brazil and R$32,372 million (R$31,666 million on December 31, 2017) is held by stockholders domiciled abroad. In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: 167 Loans under renegotiation (overdue for over 30 days), including extended, modified and deferred payments, totaled R$17,254 million on December 31, 2017 and R$16.398 million on December 31, 2016, accounting for, respectively, 3.5% and 3.3% of our total loan portfolio without financial guarantees provided. On December 31, 2017, the ratio of the allowance for loan and lease losses to the renegotiated loan portfolio was 50.3%, up 80 basis points from December 31, 2016. On December 31, 2017, NPL 90 days of the renegotiated loan portfolio was 16.5%, down 430 basis points from December 31, 2016. The default rate (loans overdue for over 90 days) was 3.9% on December 31, 2017, down 40 basis points from December 31, 2016. On December 31, 2017, the balance provision for expected loan losses totaled R$36,469 million. On December 31, 2017, the ratio of the balance of allowance for loan and lease losses to our loan portfolio reached 7.3%, up 30 basis point from December 31, 2016. b) Capital structure On December 31, 2018, capital stock comprised 9,804,135,348 (9,825,771,656 on December 31, 2017) book-entry shares with no par value, of which 4,958,290,359 (4,979,926.668 on December 31, 2017) were common and 4,845,844,989 (4,845,844,988 on December 31, 2017) were preferred shares without voting rights, but with tag-along rights, in the event of a public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$97,148 million (R$97,148 million on December 31, 2017), of which R$64,776 million (R$65,482 million on December 31, 2017) is held by stockholders domiciled in Brazil and R$32,372 million (R$31,666 million on December 31, 2017) is held by stockholders domiciled abroad. In the past three fiscal years, Itaú Unibanco remained with the stake of third-party capital at levels deemed adequate, as follows: 167

% of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2018 12/31/2017 12/31/2016 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 150,466 9.7% 144,356 10.1% 132,384 9.8% (2) Third parties' capital 1,402,331 90.3% 1,291,883 89.9% 1,218,930 90.2% Total equity 1,552,797 100.0% 1,436,239 100.0% 1,351,314 100.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity 168 % of Total liabilities and % of Total liabilities and % of Total liabilities and In R$ Million 12/31/2018 12/31/2017 12/31/2016 stockholders' equity stockholders' equity stockholders' equity (1) Stockholders' equity 150,466 9.7% 144,356 10.1% 132,384 9.8% (2) Third parties' capital 1,402,331 90.3% 1,291,883 89.9% 1,218,930 90.2% Total equity 1,552,797 100.0% 1,436,239 100.0% 1,351,314 100.0% (1) Includes minority interest in subsidiaries (2) Total liabilities excluding stockholders' equity 168

c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any non- compliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. Undiscounted future flows except for derivatives In R$ Million Over (1) Financial Assets 0 - 30 days 31 - 365 days 366-720 days Total 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Cash and deposits on demand 37,159 18,749 18,542 - - - - - - - - - 37,159 18,749 18,542 Interbank investments 115,278 93,218 219,066 1 82,606 173,663 58,275 468 673 1,171 322 508 292 298,674 268,062 278,804 (2) Securities purchased under agreements to resell – Funded position 45,335 38,833 7 7,452 - - - - - - - - - 45,335 38,833 77,452 Securities purchased under agreements to resell – Financed position 50,741 31,238 128,303 175,857 1 67,061 49,749 - - - 10 - - 226,608 198,299 178,052 (4) 19,202 23,147 1 3,311 6,749 6,602 8,526 468 673 1,171 312 508 292 26,731 30,930 23,300 Interbank deposits Securities 82,144 1 10,667 82,163 17,255 24,960 1 6,757 17,853 16,717 1 2,415 98,531 76,923 7 4,479 215,783 229,267 185,814 Government securities - available 72,026 1 03,447 75,310 292 152 20 292 232 40 5,315 5,052 6,088 77,925 108,883 81,458 Government securities – subject to repurchase commitments 52 203 556 6,321 15,677 4,732 12,671 9,107 5,990 32,811 19,270 1 4,808 51,855 44,257 26,086 Private securities - available 10,066 7,007 6,297 9,406 8,577 11,728 4,185 5,541 5,424 49,003 45,885 47,866 72,660 67,010 71,315 Private securities – subject to repurchas e commitments - 10 - 1,236 554 277 705 1,837 961 11,402 6,716 5,717 13,343 9 ,117 6,955 Derivative financial instruments 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Net Position 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Swaps 705 189 828 1,132 1,258 1,967 2,881 1,661 1,497 8,331 6,082 6,250 13,049 9,190 10,542 Option 1,167 430 354 1,890 1,748 2,881 975 865 1,397 183 294 160 4 ,215 3,337 4,792 Forward operations (onshore) 893 6,529 3,947 942 382 1,024 - - - - - - 1,835 6 ,911 4,971 Swap de Moeda (Cross Currency Swap Deliverable) - - - - - - - - - - Other derivative financial instruments 1,222 830 686 2,420 1,975 2,424 213 230 265 512 370 551 4,367 3 ,405 3,926 (3) 68,829 57,505 61,602 166,503 152,660 1 76,002 88,138 7 1,107 8 1,224 241,919 201,881 211,908 565,389 483,153 530,736 Loan and lease operations portfolio Total financial assets 3 07,397 288,117 387,188 3 72,748 356,646 259,330 1 10,528 9 1,253 97,969 349,798 286,058 293,640 1,140,471 1,022,074 1,038,127 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), w hich release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 31/12/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017) . (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits w ith Central Banks of other countries. 169 c) Payment capability in relation to the financial commitments assumed We ensure full payment capability in relation to the financial commitments assumed and we manage our liquidity reserves based on estimates of funds that will be available for investment, considering business continuity in normal conditions. Liquidity risk control is carried out by an area independent from the business areas, and is responsible for defining the set-up of a reserve, proposing assumptions for the behavior of cash flows in different time horizons, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any non- compliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are subject to assessment by independent validation, internal controls and audit departments. Additionally, and in accordance with CVM requirements and rules of the Central Bank, we monthly deliver our Liquidity Risk Statements (DLR) to Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: · Different scenarios for liquidity projections. · Contingency plans for crisis situations. · Reports and charts for monitoring risk positions. · Assessment of funding costs and alternatives. · Tracking and monitoring funding sources, considering counterparty and maturity, among other aspects. The table below presents assets and liabilities based on their remaining contractual terms, considering non-discounted flows. Undiscounted future flows except for derivatives In R$ Million Over (1) Financial Assets 0 - 30 days 31 - 365 days 366-720 days Total 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Cash and deposits on demand 37,159 18,749 18,542 - - - - - - - - - 37,159 18,749 18,542 Interbank investments 115,278 93,218 219,066 1 82,606 173,663 58,275 468 673 1,171 322 508 292 298,674 268,062 278,804 (2) Securities purchased under agreements to resell – Funded position 45,335 38,833 7 7,452 - - - - - - - - - 45,335 38,833 77,452 Securities purchased under agreements to resell – Financed position 50,741 31,238 128,303 175,857 1 67,061 49,749 - - - 10 - - 226,608 198,299 178,052 (4) 19,202 23,147 1 3,311 6,749 6,602 8,526 468 673 1,171 312 508 292 26,731 30,930 23,300 Interbank deposits Securities 82,144 1 10,667 82,163 17,255 24,960 1 6,757 17,853 16,717 1 2,415 98,531 76,923 7 4,479 215,783 229,267 185,814 Government securities - available 72,026 1 03,447 75,310 292 152 20 292 232 40 5,315 5,052 6,088 77,925 108,883 81,458 Government securities – subject to repurchase commitments 52 203 556 6,321 15,677 4,732 12,671 9,107 5,990 32,811 19,270 1 4,808 51,855 44,257 26,086 Private securities - available 10,066 7,007 6,297 9,406 8,577 11,728 4,185 5,541 5,424 49,003 45,885 47,866 72,660 67,010 71,315 Private securities – subject to repurchas e commitments - 10 - 1,236 554 277 705 1,837 961 11,402 6,716 5,717 13,343 9 ,117 6,955 Derivative financial instruments 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Net Position 3,987 7,978 5,815 6,384 5,363 8,296 4,069 2,756 3,159 9,026 6,746 6,961 23,466 22,843 24,231 Swaps 705 189 828 1,132 1,258 1,967 2,881 1,661 1,497 8,331 6,082 6,250 13,049 9,190 10,542 Option 1,167 430 354 1,890 1,748 2,881 975 865 1,397 183 294 160 4 ,215 3,337 4,792 Forward operations (onshore) 893 6,529 3,947 942 382 1,024 - - - - - - 1,835 6 ,911 4,971 Swap de Moeda (Cross Currency Swap Deliverable) - - - - - - - - - - Other derivative financial instruments 1,222 830 686 2,420 1,975 2,424 213 230 265 512 370 551 4,367 3 ,405 3,926 (3) 68,829 57,505 61,602 166,503 152,660 1 76,002 88,138 7 1,107 8 1,224 241,919 201,881 211,908 565,389 483,153 530,736 Loan and lease operations portfolio Total financial assets 3 07,397 288,117 387,188 3 72,748 356,646 259,330 1 10,528 9 1,253 97,969 349,798 286,058 293,640 1,140,471 1,022,074 1,038,127 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 94,148 (R$ 98,837 at 12/31/2017), w hich release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26. (2) Net of R$ 5,120 (R$ 3,664 at 31/12/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 60,504 (R$ 53,687 at 12/31/2017) and the amount of liabilities from transactions related to credit assignments R$ 3,993 (R$ 4,931 at 12/31/2017) . (4) Includes R$ 15,886 (R$ 6,689 at 12/31/2017) related to Compulsory Deposits w ith Central Banks of other countries. 169

Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Deposits 246,729 222,782 201,167 62,909 61,672 44,545 16,674 16,500 13,106 191,131 152,961 107,055 517,443 453,915 365,873 Demand deposits 72,581 68,973 61,133 - - - - - - - - - 72,581 68,973 61,133 Savings deposits 136,865 119,980 108,250 - - - - - - - - - 136,865 119,980 108,250 Time deposits 35,450 33,114 30,295 62,185 60,272 41,971 16,647 16,445 13,088 190,984 152,903 107,033 305,266 262,734 192,387 Interbank deposits 1 ,830 712 1 ,489 724 1,400 2 ,574 27 55 18 147 58 22 2 ,728 2,225 4 ,103 Other deposits 3 3 - - - - - - - - - - 3 3 - Compulsory deposits (39,116) (40,538) (42,314) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (94,148) (98,837) (85,700) Demand deposits (5,600) (4,790) (8,092) - - - - - - - - - (5,600) (4,790) (8,092) Savings deposits (24,695) (26,008) (24,791) - - - - - - - - - (24,695) (26,008) (24,791) Time deposits (8,821) (9,740) (9,431) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (63,853) (68,039) (52,817) Securities sold under repurchase agreements (1) 275,395 232,970 209,521 16,557 35,234 59,771 10,933 30,404 42,410 42,349 39,444 87,069 345,234 338,052 398,771 Funds from acceptances and issuance of securities (2) 2 ,189 7 ,093 3 ,003 32,950 43,463 35,659 39,077 21,325 28,974 53,626 52,837 36,858 127,519 124,718 104,494 Borrowings and onlending (3) 6 ,304 3 ,975 5 ,077 45,668 37,132 46,527 11,541 9 ,839 11,000 11,840 19,807 20,943 75,353 70,753 83,547 Dívidas Subordinadas (4) 154 1,061 271 2 ,658 13,402 13,501 6,264 2 ,054 16,621 52,453 49,454 41,043 61,529 65,971 71,436 Instrumentos Financeiros Derivativos 3 ,168 7 ,596 5 ,294 6,885 5,816 5 ,516 5,672 4 ,877 3,726 11,794 8,457 10,162 27,519 26,746 24,698 Posição Líquida 3 ,168 7,596 5 ,294 6,885 5 ,816 5 ,516 5 ,672 4 ,877 3 ,726 11,794 8,457 10,162 27,519 26,746 24,698 Swaps 923 65 461 3,002 2,364 1 ,702 4 ,687 3 ,747 2,352 10,742 7 ,516 8,706 19,354 13,692 13,221 Opções 883 332 837 1 ,935 1 ,299 1 ,888 823 889 1,116 288 273 711 3 ,929 2 ,793 4 ,552 Forward operations (onshore) 470 6,272 3 ,530 - - - - - - - - - 470 6,272 3 ,530 Other derivative financial instruments 892 927 466 1,948 2 ,153 1 ,926 162 241 258 764 668 745 3 ,766 3 ,989 3 ,395 Total financial liabilities 494,823 434,939 382,019 152,399 178,522 191,634 86,330 80,355 111,852 327,220 287,502 277,614 1,060,772 981,318 963,119 (1) Includes ow n and third parties’ portfolios. (2) ) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 170 Undiscounted future flows except for derivatives In R$ Million 0 - 30 31 - 365 365 - 720 Over Financial Liabilities Total days days days 720 days 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 2018 2017 2016 Deposits 246,729 222,782 201,167 62,909 61,672 44,545 16,674 16,500 13,106 191,131 152,961 107,055 517,443 453,915 365,873 Demand deposits 72,581 68,973 61,133 - - - - - - - - - 72,581 68,973 61,133 Savings deposits 136,865 119,980 108,250 - - - - - - - - - 136,865 119,980 108,250 Time deposits 35,450 33,114 30,295 62,185 60,272 41,971 16,647 16,445 13,088 190,984 152,903 107,033 305,266 262,734 192,387 Interbank deposits 1 ,830 712 1 ,489 724 1,400 2 ,574 27 55 18 147 58 22 2 ,728 2,225 4 ,103 Other deposits 3 3 - - - - - - - - - - 3 3 - Compulsory deposits (39,116) (40,538) (42,314) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (94,148) (98,837) (85,700) Demand deposits (5,600) (4,790) (8,092) - - - - - - - - - (5,600) (4,790) (8,092) Savings deposits (24,695) (26,008) (24,791) - - - - - - - - - (24,695) (26,008) (24,791) Time deposits (8,821) (9,740) (9,431) (15,228) (18,197) (13,885) (3,831) (4,644) (3,985) (35,973) (35,458) (25,516) (63,853) (68,039) (52,817) Securities sold under repurchase agreements (1) 275,395 232,970 209,521 16,557 35,234 59,771 10,933 30,404 42,410 42,349 39,444 87,069 345,234 338,052 398,771 Funds from acceptances and issuance of securities (2) 2 ,189 7 ,093 3 ,003 32,950 43,463 35,659 39,077 21,325 28,974 53,626 52,837 36,858 127,519 124,718 104,494 Borrowings and onlending (3) 6 ,304 3 ,975 5 ,077 45,668 37,132 46,527 11,541 9 ,839 11,000 11,840 19,807 20,943 75,353 70,753 83,547 Dívidas Subordinadas (4) 154 1,061 271 2 ,658 13,402 13,501 6,264 2 ,054 16,621 52,453 49,454 41,043 61,529 65,971 71,436 Instrumentos Financeiros Derivativos 3 ,168 7 ,596 5 ,294 6,885 5,816 5 ,516 5,672 4 ,877 3,726 11,794 8,457 10,162 27,519 26,746 24,698 Posição Líquida 3 ,168 7,596 5 ,294 6,885 5 ,816 5 ,516 5 ,672 4 ,877 3 ,726 11,794 8,457 10,162 27,519 26,746 24,698 Swaps 923 65 461 3,002 2,364 1 ,702 4 ,687 3 ,747 2,352 10,742 7 ,516 8,706 19,354 13,692 13,221 Opções 883 332 837 1 ,935 1 ,299 1 ,888 823 889 1,116 288 273 711 3 ,929 2 ,793 4 ,552 Forward operations (onshore) 470 6,272 3 ,530 - - - - - - - - - 470 6,272 3 ,530 Other derivative financial instruments 892 927 466 1,948 2 ,153 1 ,926 162 241 258 764 668 745 3 ,766 3 ,989 3 ,395 Total financial liabilities 494,823 434,939 382,019 152,399 178,522 191,634 86,330 80,355 111,852 327,220 287,502 277,614 1,060,772 981,318 963,119 (1) Includes ow n and third parties’ portfolios. (2) ) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 170

d) Sources of financing used for working capital and investments in non-current assets used The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2018 and 2017: Year ended December 31 2018 2017 Average Deposits and Borrowings Average Average % of total % of total balance balance (In millions of R$, except for percentages) Interest-bearing liabilities 1,176,795 88.1% 1 ,086,336 88.1% Interest-bearing deposits 357,684 26.8% 287,398 23.3% Savings deposits 126,987 9.5% 110,411 9.0% Interbank deposits 2,970 0.2% 3,282 0.3% Time deposits 227,727 17.0% 173,705 14.1% Deposits received under repurchase agreements 308,306 23.1% 326,578 26.5% Funds from interbank and institutional markets 232,802 17.4% 229,620 18.6% Funds from interbank markets 135,357 10.1% 133,914 10.9% Funds from institutional markets 97,445 7.3% 95,707 7.8% Technical provisions for insurance, pension plan and capitalization 193,908 14.5% 170,943 13.9% Other liabilities - Subordinated debt 84,095 6.3% 71,797 5.8% Non-Interest bearing liabilities 158,960 11.9% 146,537 11.9% Non-interest bearing deposits 70,205 5.3% 61,844 5.0% Other Comprehensive results 4,038 0.3% 5,417 0.4% Other non-interest liabilities 84,718 6.3% 79,276 6.4% Total 1,335,755 100.0% 1 ,232,874 100.0% Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 15 – Deposits, for further details about funding. Occasionally, we may try to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank), and senior notes, through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under relevant securities laws. Some of our long-term debt provides for acceleration of the outstanding principal balance in the event of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2018, none of these events, including any events of default or failure to satisfy financial covenants, had occurred. Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Bancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations. The following table sets out the breakdown of our sources of funding in Consolidated on December 31, 2018, 2017 and 2016. 171 d) Sources of financing used for working capital and investments in non-current assets used The following table presents our average deposits and borrowings for the 12-month periods ended December 31, 2018 and 2017: Year ended December 31 2018 2017 Average Deposits and Borrowings Average Average % of total % of total balance balance (In millions of R$, except for percentages) Interest-bearing liabilities 1,176,795 88.1% 1 ,086,336 88.1% Interest-bearing deposits 357,684 26.8% 287,398 23.3% Savings deposits 126,987 9.5% 110,411 9.0% Interbank deposits 2,970 0.2% 3,282 0.3% Time deposits 227,727 17.0% 173,705 14.1% Deposits received under repurchase agreements 308,306 23.1% 326,578 26.5% Funds from interbank and institutional markets 232,802 17.4% 229,620 18.6% Funds from interbank markets 135,357 10.1% 133,914 10.9% Funds from institutional markets 97,445 7.3% 95,707 7.8% Technical provisions for insurance, pension plan and capitalization 193,908 14.5% 170,943 13.9% Other liabilities - Subordinated debt 84,095 6.3% 71,797 5.8% Non-Interest bearing liabilities 158,960 11.9% 146,537 11.9% Non-interest bearing deposits 70,205 5.3% 61,844 5.0% Other Comprehensive results 4,038 0.3% 5,417 0.4% Other non-interest liabilities 84,718 6.3% 79,276 6.4% Total 1,335,755 100.0% 1 ,232,874 100.0% Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, onlending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to section Performance, item Consolidated Financial Statements, Note 15 – Deposits, for further details about funding. Occasionally, we may try to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank), and senior notes, through cash purchases in the open market, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof will only be in compliance with applicable requirements or exemptions under relevant securities laws. Some of our long-term debt provides for acceleration of the outstanding principal balance in the event of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2018, none of these events, including any events of default or failure to satisfy financial covenants, had occurred. Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported profits in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Bancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations. The following table sets out the breakdown of our sources of funding in Consolidated on December 31, 2018, 2017 and 2016. 171

% of total % of total % of total Breakdown of our sources of funding 2018 2017 2016 funding funding funding (In million of R$, except percentages) Deposits 463,424 45.2 402,938 42.7 329,414 36.3 Demand deposits 72,581 7.1 68,973 7.3 61,133 6.7 Saving deposits 136,865 13.3 119,980 12.8 108,250 12.0 Time deposits 251,300 24.5 211,800 22.4 156,274 17.2 Interbank deposits 2,675 0.3 2,182 0.2 3,757 0.4 Other 3 0.0 3 0,0 - 0,0 Securities sold under repurchase agreements 330,237 32.2 312,634 33.1 349,164 38.2 Interbank market debt 138,741 13.5 129,616 13.8 135,483 14.9 Mortgage notes 1,227 0.1 - - - - Real estate credit bills 9,546 0.9 18,525 2.0 19,179 2.1 Agribusiness credit bills 18,013 1.8 15,101 1.6 15,442 1.7 Financial credit bills 37,928 3.7 27,691 3.0 19,566 2.2 Import and export financing 50,050 4.9 39,089 4.1 45,633 5.0 On lending‐domestic 17,906 1.7 24,181 2.6 29,828 3.3 Liabilities from transactions related to credit assignments 4,071 0.4 5,029 0.5 5,835 0.6 Institucional market debt 93,974 9.2 98,482 10.4 96,239 10.6 Subordinated debt 49,313 4.8 52,696 5.5 57,420 6.3 Foreign borrowings through securities 41,863 4.1 41,400 4.4 33,583 3.7 Structured Operations Certificates 2,798 0.3 4,386 0.5 5,236 0.6 Total 1,026,376 1 00.0 9 43,670 1 00.0 9 10,300 1 00.0 e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies Our Board of Directors determines our liquidity risk management policy and broad limits for a management in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within parameters set by the Board of Directors and the CSRML. This includes a responsibility to oversee all business units operating outside Brazil. We maintain separate liquidity pools at our Brazilian operations and each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, liquidity transfers rarely occur between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels. CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve on December 31, 2018, 2017 and 2016: 172 % of total % of total % of total Breakdown of our sources of funding 2018 2017 2016 funding funding funding (In million of R$, except percentages) Deposits 463,424 45.2 402,938 42.7 329,414 36.3 Demand deposits 72,581 7.1 68,973 7.3 61,133 6.7 Saving deposits 136,865 13.3 119,980 12.8 108,250 12.0 Time deposits 251,300 24.5 211,800 22.4 156,274 17.2 Interbank deposits 2,675 0.3 2,182 0.2 3,757 0.4 Other 3 0.0 3 0,0 - 0,0 Securities sold under repurchase agreements 330,237 32.2 312,634 33.1 349,164 38.2 Interbank market debt 138,741 13.5 129,616 13.8 135,483 14.9 Mortgage notes 1,227 0.1 - - - - Real estate credit bills 9,546 0.9 18,525 2.0 19,179 2.1 Agribusiness credit bills 18,013 1.8 15,101 1.6 15,442 1.7 Financial credit bills 37,928 3.7 27,691 3.0 19,566 2.2 Import and export financing 50,050 4.9 39,089 4.1 45,633 5.0 On lending‐domestic 17,906 1.7 24,181 2.6 29,828 3.3 Liabilities from transactions related to credit assignments 4,071 0.4 5,029 0.5 5,835 0.6 Institucional market debt 93,974 9.2 98,482 10.4 96,239 10.6 Subordinated debt 49,313 4.8 52,696 5.5 57,420 6.3 Foreign borrowings through securities 41,863 4.1 41,400 4.4 33,583 3.7 Structured Operations Certificates 2,798 0.3 4,386 0.5 5,236 0.6 Total 1,026,376 1 00.0 9 43,670 1 00.0 9 10,300 1 00.0 e) Sources of financing for working capital and investments in non-current assets that the Issuer intends to use to cover liquidity deficiencies Our Board of Directors determines our liquidity risk management policy and broad limits for a management in line with our risk appetite. CSRML, composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, CSRML considers the liquidity implications of each market segment and product. The institutional treasury unit of Itaú Unibanco Holding is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within parameters set by the Board of Directors and the CSRML. This includes a responsibility to oversee all business units operating outside Brazil. We maintain separate liquidity pools at our Brazilian operations and each of our subsidiaries in Latin America and Europe. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving clients abroad. Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay, Colombia and Paraguay) and Europe has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general, liquidity transfers rarely occur between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). Brazil, Argentina, the United Kingdom and Colombia are the only countries in which we operate where local regulators have established minimum liquidity levels. CMN regulations also establish capital conservation and countercyclical buffers for Brazilian financial institutions, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve on December 31, 2018, 2017 and 2016: 172

In millions de R$

	As of December 31			Average Balance (1)
	2018	2017	2016	
Cash and Deposits on Demand	37,159	18,749	18,542	**27,244**
Funded Positions of Securities Purchased under Agreements to Resell (2)	45,335	38,833	77,452	**45,936**
Unencumbered Government Securities	77,925	108,883	81,458	**89,077**
Operational Reserve	**160,419**	**166,465**	**177,452**	**162,257**

(1) Average calculated based on interim financial statements

(2) Net of R$ 5.120 (R$ 3,664 at 12/31/2017), w hich securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. Tthe technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles or our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Liquidity management makes it possible for us to simultaneously meet operating requirements, protect our capital and explore market opportunities. Our strategy is to maintain adequate liquidity to meet present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of disruptions and volatility in global financial markets and in the economies of countries where we do business, especially Brazil. However, due to our stable sources of funding, including a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place, allowing our accessing further funding when required, we have not historically experienced liquidity challenges, even during disruptive times in the international financial markets.

In accordance with BACEN Circular Letter No. 3,775, of July 14, 2016, banks holding total assets over R$100 billion are required, since October 2015, to monthly report a standard Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil, reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself and is in line with international BIS guidelines. LCR is a ratio relating free and highly liquid assets and net cash outflows over a 30-day period. The summarized calculation of the ratio is presented in the table below. In 2018, the index minimum requirement is 90%.

Information on the Liquidity Coverage Ratio (LCR)	4rd quarter 2018
	Total Adjusted Amount (1)
Total high-quality liquid assets (2)	179,880
Total potential cash outflows (3)	104,743
Liquidity Coverage Ratio (%)	171.7%

(1) Corresponds to the amount calculated after the applying weighting factors and limits established by BACEN Circular No. 3,749.
(2) High quality liquid assets (HQLA): balance in stock, which in certain cases is weighted by a discount factor, of assets that remain liquid in the markets during a stress period and that can be easily converted into cash, posing low risk.
(3) Potential cash outflows calculated under standardized stress, determined by Circular No. 3,749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, as set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

173

f) Indebtedness ratios and the characteristics of the debts, also describing: I - Relevant loan and financing agreements II - Other long-term relationships with financial institutions The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$645.7 billion (R$622.1 billion on 12/31/2017 and R$612.7 billion on 12/31/16), and noteworthy were time deposits. A significant portion of these funds – 39.2% of total, or R$253.0 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. R$ million 12/31/2018 12/31/2017 12/31/2016 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 201,113 329,414 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 61,133 61,133 10.0 Saving deposits 136,865 136,865 21.2 119,980 119,980 19.3 108,250 108,250 17.7 Time deposits 37,784 251,300 38.9 27,798 211,800 34.1 30,554 156,274 25.5 Other 1,683 2,678 0 .4 91 2 ,185 0.4 1,176 3,757 0.6 (1) Fund from acceptances and issurance of securities 2,285 111,566 17.3 6 ,820 107,581 17.3 3,091 93,711 15.3 (2) Funds from own issue 1 ,831 21,417 3 .3 2,570 58,837 9.5 2,561 132,149 21.6 Subordinated Debt 2 49,313 7.6 1 ,315 52,696 8.5 628 57,420 9 .4 Total 253,031 645,720 100.0 227,547 622,052 100.0 207,393 612,694 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III - Level of subordination of debts In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funding through the issuance of subordinated debt securities is shown as follows: The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35.206. Description R$ million Principal amount Account Name of security / currency Issue Maturity Return p.a. (original currency) balance Subordinated financial bills - BRL 2 2011 2019 109% a 109.7% do CDI 4 1 2012 2019 110% do CDI 2 12 11.960% 26 101 IPCA + 4.7% a 6.3% 187 1 2012 2020 111% do CDI 2 20 IPCA + 6% a 6.17% 44 6 2011 2021 109.25% a 110.5% do CDI 13 2307 2012 2022 IPCA + 5.15% a 5.83% 4 ,595 20 IGPM + 4.63% 29 2,470 Total 4,902 Subordinated euronotes - USD 990 2010 2020 6.200% 3,881 1,000 2010 2021 5.750% 3,987 730 2011 2021 5.75% a 6.20% 2 ,839 550 2012 2021 6.200% 2,131 174 2 ,600 2012 2022 5.50% a 5.65% 1 0,256 1,851 2012 2023 5.130% 7 ,209 7,721 Total 30,303 Total 3 5,205 Perpetual subordinated notes/AT1, issued on december 12, 2017 and march 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Company's Tier l capitalization ratio. f) Indebtedness ratios and the characteristics of the debts, also describing: I - Relevant loan and financing agreements II - Other long-term relationships with financial institutions The Issuer has funding, borrowings and onlendings as its main sources of financing, and a significant portion comes from Wholesale banking segment. Total client funds reached R$645.7 billion (R$622.1 billion on 12/31/2017 and R$612.7 billion on 12/31/16), and noteworthy were time deposits. A significant portion of these funds – 39.2% of total, or R$253.0 billion – is immediately available to the client. However, the historical behavior of the aggregate balance of two major items - demand deposits and savings deposits - is relatively consistent: Their aggregated balances grow over time and there is a surplus of cash inflows over cash outflows in the comparison between monthly averages of these flows. The table below shows the breakdown of funding with maturities of up to 30 days and total client funds. R$ million 12/31/2018 12/31/2017 12/31/2016 Funding from clients 0-30 days Total % 0-30 days Total % 0-30 days Total % Deposits 248,913 463,424 - 216,842 402,938 201,113 329,414 Demand deposits 72,581 72,581 11.2 68,973 68,973 11.1 61,133 61,133 10.0 Saving deposits 136,865 136,865 21.2 119,980 119,980 19.3 108,250 108,250 17.7 Time deposits 37,784 251,300 38.9 27,798 211,800 34.1 30,554 156,274 25.5 Other 1,683 2,678 0 .4 91 2 ,185 0.4 1,176 3,757 0.6 (1) Fund from acceptances and issurance of securities 2,285 111,566 17.3 6 ,820 107,581 17.3 3,091 93,711 15.3 (2) Funds from own issue 1 ,831 21,417 3 .3 2,570 58,837 9.5 2,561 132,149 21.6 Subordinated Debt 2 49,313 7.6 1 ,315 52,696 8.5 628 57,420 9 .4 Total 253,031 645,720 100.0 227,547 622,052 100.0 207,393 612,694 100.0 (1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets. (2) Refer to deposits received under repurchase agreements with securities from own issue. III - Level of subordination of debts In the case of judicial or extrajudicial liquidation of the Issuer, a priority order is followed as to the repayment to the many bankrupt estate creditors. Particularly in relation to debts comprising the Issuer’s indebtedness, the following order of repayment must be followed: secured debts, unsecured debts, and subordinated debt eligible to make up Tier II of the issuer’s Referential Equity, and subordinated debt eligible to make up Tier I of the Issuer’s Referential Equity. It is worth mentioning that creditors with secured debts have priority in relation to others, up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to remaining claims. Although no subordination exists among the many unsecured creditors, as there is no subordination among the same type of subordinated debt, creditors with subordinated debt have priority to make up Tier II of the Issuer’s Referential Equity in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. Funding through the issuance of subordinated debt securities is shown as follows: The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2018, considering instruments approved after the closing date to compose Tier II, totaling R$ 35.206. Description R$ million Principal amount Account Name of security / currency Issue Maturity Return p.a. (original currency) balance Subordinated financial bills - BRL 2 2011 2019 109% a 109.7% do CDI 4 1 2012 2019 110% do CDI 2 12 11.960% 26 101 IPCA + 4.7% a 6.3% 187 1 2012 2020 111% do CDI 2 20 IPCA + 6% a 6.17% 44 6 2011 2021 109.25% a 110.5% do CDI 13 2307 2012 2022 IPCA + 5.15% a 5.83% 4 ,595 20 IGPM + 4.63% 29 2,470 Total 4,902 Subordinated euronotes - USD 990 2010 2020 6.200% 3,881 1,000 2010 2021 5.750% 3,987 730 2011 2021 5.75% a 6.20% 2 ,839 550 2012 2021 6.200% 2,131 174 2 ,600 2012 2022 5.50% a 5.65% 1 0,256 1,851 2012 2023 5.130% 7 ,209 7,721 Total 30,303 Total 3 5,205 Perpetual subordinated notes/AT1, issued on december 12, 2017 and march 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Company's Tier l capitalization ratio.

IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) ; and (iii) any events under the Brazilian law with effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the 175 IV - Any restrictions imposed on the Issuer, in particular in relation to limits for indebtedness and contracting new debt, the distribution of dividends, disposal of assets, issuance of new securities and disposal of shareholding control, as well as whether the Issuer is complying with these restrictions. Itaú Unibanco Holding S.A. (or the “Issuer”) set up a program to issue and distribute notes through certain financial intermediaries (the “Program“) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer's Referential Equity (“Notes“) up to the limit of US$100,000,000,000.00 (one hundred billion U.S. dollars). This Program contains financial covenants that determine the early repayment of the Notes unpaid principal amount upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) failure to pay any amounts (principal and interest) due in respect of the Notes (non-payment); (ii) failure to perform or comply with any other material obligation that is not a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding or acceleration or failure to pay any other indebtedness of Itaú Unibanco Holding or its subsidiaries (defined as investees that account for at least 10% of total consolidated assets disclosed in the latest balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are: (i) failure to pay any amounts due under the Notes (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) ; and (iii) any events under the Brazilian law with effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013. Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Complementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity provides for (i) the 175 payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of the situations described above will be deemed as an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (non- payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Up to December 31, 2018, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; 176 payment of any related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficient Additional Core Capital. Regarding the aforementioned events, any compensation of which payment is suspended will be deemed terminated. None of the situations described above will be deemed as an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) failure to pay any amounts due in respect of the Notes (non- payment), even though its occurrence will not cause the acceleration of these Notes outstanding balance; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the scope of senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). Up to December 31, 2018, no previously described financial covenants have been breached or there was no failure to pay any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on April 15, 2010, with maturity on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to US$1,000,000,000.00 (one billion U.S. dollars) issued on September 23, 2010, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to R$500,000,000.00 (five hundred million Reais) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to US$250,000,000.00 (two hundred and fifty million U.S. dollars) issued on January 31, 2011, with maturity on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Second Issuance of Subordinated Notes and are the second series of the Second Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to US$500,000,000.00 (five hundred million U.S. dollars) issued on June 21, 2011, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to US$550,000,000.000 (five hundred fifty million U.S. dollars) issued on January 24, 2012, with maturity on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. These Subordinated Notes were issued and distributed by reopening the Fourth Issuance of Subordinated Notes and are the second series of the Fourth Issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to US$1,375,000,000.00 (one billion, three hundred seventy-five million U.S. dollars) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to US$1,870,000,000.00 (one billion, eight hundred seventy million U.S. Dollars) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; 176

(x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (18.0% based on the Prudential Conglomerate, of which 16.0% of Tier I and 1.9% of Tier II) to be appropriate, as it exceeds by 700 basis points the minimum required by the Central Bank of Brazil for 2018, equivalent to 11.0% (10.75% on 12/31/2017). 177 (x) Eighth Issuance: Senior Notes amounting to US$1,050,000,000.00 (one billion, fifty million U.S. dollars) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to US$1,250,000,000.00 (one billion, two hundred fifty million U.S. dollars) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to US$750,000,000.00 (seven hundred fifty million U.S. dollars) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances impose certain conditions and restrictions on the Issuer, as follows: Disposal of Assets and Stockholding Control The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations related to the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) from any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer; and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management deems the current Basel ratio (18.0% based on the Prudential Conglomerate, of which 16.0% of Tier I and 1.9% of Tier II) to be appropriate, as it exceeds by 700 basis points the minimum required by the Central Bank of Brazil for 2018, equivalent to 11.0% (10.75% on 12/31/2017). 177

h) Significant changes in each item of the financial statements

R$ million

ASSETS	12/31/2018	%	12/31/2017	%	12/31/2016	2018 X 2017	2017 X 2016
Cash	37,159	2.4%	18,749	1.3%	18,542	98.2%	1.1%
Financial Assets	1,424,876	91.8%	1,330,251	92.6%	1,246,833	7.1%	6.7%
Compulsory deposits in the Central Bank of Brazil	94,148	6.1%	98,837	6.9%	85,700	(4.7%)	15.3%
At Amortized Cost	994,759	64.1%	905,729	63.1%	902,289	9.8%	0.4%
Interbank deposits	26,420	1.7%	29,048	2.0%	22,688	(9.0%)	28.0%
Securities purchased under agreements to resell	280,136	18.0%	244,707	17.0%	265,050	14.5%	(7.7%)
Securities	110,395	7.1%	111,424	7.8%	102,568	(0.9%)	8.6%
Loan operations and lease operations portfolio	536,091	34.5%	497,719	34.7%	494,851	7.7%	0.6%
Other financial assets	75,090	4.8%	59,568	4.1%	53,895	26.1%	10.5%
(-) Provision for Expected Loss	(33,373)	(2.1%)	(36,737)	(2.6%)	(36,763)	(9.2%)	(0.1%)
At Fair Value Through Other Comprehensive Income	49,323	3.2%	52,149	3.6%	40,039	(5.4%)	30.2%
Securities	49,323	3.2%	52,149	3.6%	40,039	(5.4%)	30.2%
At Fair Value Through Profit or Loss	286,646	18.5%	273,536	19.0%	218,805	4.8%	25.0%
Securities	263,180	16.9%	250,693	17.5%	194,574	5.0%	28.8%
Derivatives	23,466	1.5%	22,843	1.6%	24,231	2.7%	(5.7%)
Investments in associates and jointly controlling entities	12,019	0.8%	5,055	0.4%	5,073	137.8%	(0.4%)
Fixed assets, net	7,302	0.5%	7,359	0.5%	8,042	(0.8%)	(8.5%)
Goodwill and Intangible assets, net	19,329	1.2%	19,383	1.3%	17,056	(0.3%)	13.6%
Tax assets	42,830	2.8%	44,249	3.1%	45,081	(3.2%)	(1.8%)
Income tax and social contribution - current	2,831	0.2%	2,336	0.2%	2,703	21.2%	(13.6%)
Income tax and social contribution - deferred	32,781	2.1%	35,869	2.5%	38,202	(8.6%)	(6.1%)
Other	7,218	0.5%	6,044	0.4%	4,176	19.4%	44.7%
Other assets	9,282	0.6%	11,193	0.8%	10,687	(17.1%)	4.7%
TOTAL ASSETS	**1,552,797**	**100.0%**	**1,436,239**	**100.0%**	**1,351,314**	**8.1%**	**6.3%**

Liabilities and stockholders' equity	12/31/2018	%	12/31/2017	%	12/31/2016	2018 X 2017	2017 X 2016
Financial Liabilities	1,151,237	74.1%	1,056,717	73.6%	1,012,075	8.9%	4.4%
At Amortized Cost	1,119,734	72.1%	1,024,584	71.3%	982,116	9.3%	4.3%
Deposits	463,424	29.8%	402,938	28.1%	329,414	15.0%	22.3%
Securities sold under repurchase agreements	330,237	21.3%	312,634	21.8%	349,164	5.6%	(10.5%)
Interbank market debt	134,670	8.7%	124,587	8.7%	129,648	8.1%	(3.9%)
Institutional market debt	93,974	6.1%	98,482	6.9%	96,239	(4.6%)	2.3%
Other financial liabilities	97,429	6.3%	85,943	6.0%	77,651	13.4%	10.7%
At Fair Value Through Profit or Loss	27,711	1.8%	27,211	1.9%	25,217	1.8%	7.9%
Derivatives	27,519	1.8%	26,746	1.9%	24,698	2.9%	8.3%
Structured notes	192	0.0%	465	0.0%	519	(58.7%)	(10.4%)
Provision for Expected Loss	3,792	0.2%	4,922	0.3%	4,742	(23.0%)	3.8%
Loan Commitments	2,601	0.2%	3,015	0.2%	2,761	(13.7%)	9.2%
Financial Guarantees	1,191	0.1%	1,907	0.1%	1,981	(37.5%)	(3.7%)
Reserves for insurance and private pension	201,187	13.0%	181,232	12.6%	154,076	11.0%	17.6%
Provisions	18,613	1.2%	19,736	1.4%	20,909	(5.7%)	(5.6%)
Tax liabilities	5,284	0.3%	7,836	0.5%	4,950	(32.6%)	58.3%
Income tax and social contribution - current	2,058	0.1%	3,175	0.2%	1,741	(35.2%)	82.4%
Income tax and social contribution - deferred	447	0.0%	391	0.0%	(289)	14.3%	(235.3%)
Other	2,779	0.2%	4,270	0.3%	3,498	(34.9%)	22.1%
Other liabilities	26,010	1.7%	26,362	1.8%	26,920	(1.3%)	(2.1%)
Total liabilities	**1,402,331**	**90.3%**	**1,291,883**	**89.9%**	**1,218,930**	**8.5%**	**6.0%**
Capital	97,148	6.3%	97,148	6.8%	97,148	0.0%	0.0%
Treasury shares	(1,820)	(0.1%) -	2,743	(0.2%)	(1,882)	(33.6%)	45.7%
Additional paid-in capital	2,120	0.1%	1,930	0.1%	1,785	9.8%	8.1%
Appropriated reserves	13,480	0.9%	12,499	0.9%	3,443	7.8%	263.0%
Unappropriated reserves	29,666	1.9%	26,030	1.8%	23,740	14.0%	9.6%
Cumulative other comprehensive income	(3,812)	(0.2%) -	3,486	(0.2%)	(4,139)	9.4%	(15.8%)
Total stockholders' equity attributed to the owners of the parent c	**136,782**	**8.8%**	**131,378**	**9.1%**	**120,095**	**4.1%**	**9.4%**
Non-controlling interests	13,684	0.9%	12,978	0.9%	12,289	5.4%	5.6%
Total stockholders' equity	**150,466**	**9.7%**	**144,356**	**10.1%**	**132,384**	**4.2%**	**9.0%**
Total liabilities and stockholders' equity	**1,552,797**	**100.0%**	**1,436,239**	**100.0%**	**1,351,314**	**8.1%**	**6.3%**

We present below the main changes in the balance sheet accounts on December 31, 2018, 2017 and 2016.

Total assets amounted to R$1,552,797 million at the end of 2018, up 8.1% from 2017, since total assets of Itaú Unibanco amounted to R$1,436,239 million in 2017. From 2016 to 2017, assets were up 6.3%, since the balance in 2016 was R$1,351,314 million.

On December 31, 2018, loan portfolio totaled R$536,091 million, a 7.7% increase from the same period of the previous year.

Loan portfolio for individuals totaled R$212,564 million on December 31, 2018. Compared to December 31, 2017, the 9.9% increase in the volume of loans to individuals is mainly due to the credit card portfolio growth. Other loan portfolios for individuals also increased in 2018.

Loans to companies portfolio increased 2.1%, totaling R$171,455 million on December 31, 2018. This increase is mainly due to the 14.1% increase in the very small, small and middle market portfolio, which was partially offset by the 4.6% decrease in the large companies portfolio.

178

On December 31, 2018, loan portfolio in Latin America increased 11.5% year-on-year, due to the impact of foreign exchange changes and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$152,072 million. On December 31, 2017, loan portfolio totaled R$497,719 million, a 0.6% increase from the same period of the previous year. Loan portfolio for individuals totaled R$193,385 million on December 31, 2017, up 3.7% from December 31, 2016, mainly driven by the increase of 12.6% in credit card portfolio. On December 31, 2017, loans to companies operations, including transactions with small, middle-market and large companies, totaled R$167,937 million, a decrease of R$13,671 million, or 7.5%, from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million in December 31, 2016. Investments in associates and jointly-controlled entities totaled R$12,019 million on December 31, 2018, a 137.8% increase compared to December 31, 2017, mainly driven by the acquisition of 49.9% of total capital and 30.1% of voting capital of XP Investimentos S.A. in 2018. In 2018, our main sources of funding are deposits in the amount of R$463.424 million, including demand, savings, time and interbank deposits, and deposits received under repurchase agreements in the amount of R$330,237 million. In 2018, total deposits reached R$463,424 million, a 15.0% increase compared to total deposits of R$402,938 million in 2017. In 2016, total deposits amounted to R$329,414 million. On December 31, 2018, 2017 and 2016, our time deposits accounted for 54.2%, 52.6% and 47.4% of total deposits, respectively. On December 31, 2018, the growth in deposits from the same period of the previous year was mainly driven by increased time and savings deposits. Deposits at the end of 2017 increased 22.3% compared to December 31, 2016, driven by the increase in time deposits. Stockholders’ equity totaled R$150,466 million in 2018, compared to R$144,356 at the end of 2017 and R$132,384 million in 2016, increasing 4.2% in 2018 compared to 2017 and 9.0% in 2017 compared to 2016. These variations for 2018, 2017 and 2016 are basically due to the results for the periods. 10.2 Executive officers should comment on: a) Results of operations, in particular: I - Description of any important components of revenue; II - Factors that materially affected operating income and expenses. Results of Operations for the Years Ended December 31, 2018, 2017 and 2016 Highlights In the year ended December 31, 2018, consolidated net income was R$25,639 million with annualized return on average equity of 20.5%. On December 31, 2018, consolidated assets totaled R$1,552,797 million and consolidated stockholders' equity was R$150,466 million, from R$1,436,239 million and R$144,356 million, respectively, on December 31, 2017. On December 31, 2018, the Prudential Conglomerate BIS ratio was 18.0%. In the year ended December 31, 2017, consolidated net income was R$23,225 million with annualized return on average equity of 20.0%. On December 31, 2017, consolidated assets totaled R$1,436,239 million and consolidated stockholders' equity was R$144,356 million, from R$1,351,314 million and R$132,384 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%. In the year ended December 31, 2016, consolidated net income was R$22,016 million. On December 31, 2016, consolidated assets totaled R$1,351,314 million and consolidated stockholders' equity was R$132,384 million. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%. 179 On December 31, 2018, loan portfolio in Latin America increased 11.5% year-on-year, due to the impact of foreign exchange changes and the organic growth of our operations in the countries where we operate. Loans in our Latin American operations excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$152,072 million. On December 31, 2017, loan portfolio totaled R$497,719 million, a 0.6% increase from the same period of the previous year. Loan portfolio for individuals totaled R$193,385 million on December 31, 2017, up 3.7% from December 31, 2016, mainly driven by the increase of 12.6% in credit card portfolio. On December 31, 2017, loans to companies operations, including transactions with small, middle-market and large companies, totaled R$167,937 million, a decrease of R$13,671 million, or 7.5%, from December 31, 2016. Loan and lease operations in our Latin American operations, excluding Brazil (Argentina, Chile, Colombia, Paraguay, Panama and Uruguay) totaled R$136,397 million on December 31, 2017, a 7.6% increase from R$126,776 million in December 31, 2016. Investments in associates and jointly-controlled entities totaled R$12,019 million on December 31, 2018, a 137.8% increase compared to December 31, 2017, mainly driven by the acquisition of 49.9% of total capital and 30.1% of voting capital of XP Investimentos S.A. in 2018. In 2018, our main sources of funding are deposits in the amount of R$463.424 million, including demand, savings, time and interbank deposits, and deposits received under repurchase agreements in the amount of R$330,237 million. In 2018, total deposits reached R$463,424 million, a 15.0% increase compared to total deposits of R$402,938 million in 2017. In 2016, total deposits amounted to R$329,414 million. On December 31, 2018, 2017 and 2016, our time deposits accounted for 54.2%, 52.6% and 47.4% of total deposits, respectively. On December 31, 2018, the growth in deposits from the same period of the previous year was mainly driven by increased time and savings deposits. Deposits at the end of 2017 increased 22.3% compared to December 31, 2016, driven by the increase in time deposits. Stockholders’ equity totaled R$150,466 million in 2018, compared to R$144,356 at the end of 2017 and R$132,384 million in 2016, increasing 4.2% in 2018 compared to 2017 and 9.0% in 2017 compared to 2016. These variations for 2018, 2017 and 2016 are basically due to the results for the periods. 10.2 Executive officers should comment on: a) Results of operations, in particular: I - Description of any important components of revenue; II - Factors that materially affected operating income and expenses. Results of Operations for the Years Ended December 31, 2018, 2017 and 2016 Highlights In the year ended December 31, 2018, consolidated net income was R$25,639 million with annualized return on average equity of 20.5%. On December 31, 2018, consolidated assets totaled R$1,552,797 million and consolidated stockholders' equity was R$150,466 million, from R$1,436,239 million and R$144,356 million, respectively, on December 31, 2017. On December 31, 2018, the Prudential Conglomerate BIS ratio was 18.0%. In the year ended December 31, 2017, consolidated net income was R$23,225 million with annualized return on average equity of 20.0%. On December 31, 2017, consolidated assets totaled R$1,436,239 million and consolidated stockholders' equity was R$144,356 million, from R$1,351,314 million and R$132,384 million, respectively, on December 31, 2016. On December 31, 2017, the Prudential Conglomerate BIS ratio was 18.8%. In the year ended December 31, 2016, consolidated net income was R$22,016 million. On December 31, 2016, consolidated assets totaled R$1,351,314 million and consolidated stockholders' equity was R$132,384 million. On December 31, 2016, the Prudential Conglomerate BIS ratio was 19.1%. 179

Net Income The table below shows the main components of net income for the years ended December 31, 2018, 2017 and 2016. For the Year Ended December 31 Variation Variation 2018 2017 2016 (In millions of R$) 2018 - 2017 2017 - 2016 Banking Product 104,200 111,523 118,422 (6.6%) (5.8%) Interest, similar income and dividend 133,177 145,641 162,405 (8.6%) (10.3%) Interest and similar expenses (70,612) (78,330) (95,129) (9.9%) (17.7%) Adjustments to Fair Value of Financial Assets and Liabilities (4,834) 4,181 7,066 (215.6%) (40.8%) Foreign exchange results and exchange variations on transactions 2 ,974 (250) 5,513 (1289.6%) (104.5%) Banking service fees 36,809 34,448 31,918 6.9% 7.9% Income related to insurance and private pension operations before claim and selling 3,961 4,699 5 ,265 (15.7%) (10.8%) expenses, net of reinsurance Income related to insurance and private pension, net of reinsurance 24,097 2 6,876 24,755 (10.3%) 8.6% Change in reserves for insurance and private pension (20,136) (22,177) (19,490) (9.2%) 13.8% Other income 2,725 1,134 1,384 140.3% (18.1%) Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) (51.4%) (13.9%) Expected Loss with Loan Operations and Lease Operations (10,587) (18,381) (22,466) (42.4%) (18.2%) Expected Loss with Other Financial Assets 1,633 (1,393) (404) (217.2%) 244.8% (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) 3.0% (19.7%) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 9 4,067 3.8% (3.7%) Other operating income (expenses) (63,410) (59,975) (58,388) 5.7% 2.7% General and administrative expenses (57,538) (53,494) (50,905) 7.6% 5.1% Tax expenses (6,619) (7,031) (8,011) (5.9%) (12.2%) 747 550 528 35.8% 4.2% Share of profit or (loss) in associates and jointly controling entities Income before income tax and social contribution 30,608 30,582 3 5,679 0.1% (14.3%) Current income tax and social contribution (2,564) (4,539) (3,898) (43.5%) 16.4% Deferred income tax and social contribution (2,405) (2,818) (9 ,765) (14.7%) (71.1%) Net income 25,639 23,225 22,016 10.4% 5.5% Net income attributable to owners of the parent company 24,907 23,193 2 1,627 7.4% 7.2% Net income attributable to non-controling interests 732 32 389 2187.5% -91.8% In the years ended December 31, 2018, 2017 and 2016, net income was impacted by non-recurring revenue. Further details in item 10.3. Income from financial operations The table below shows the main components of our income from financial operations for the years ended December 31, 2018, 2017 and 2016. Year ended on December 31 Variation Variation 2018 2017 2016 (In millions of R$) 2018 - 2017 2017 - 2016 Central Bank compulsory deposits 5 ,063 7 ,201 6 ,920 (29.7%) 4.1% Interbank deposits 1,080 744 674 45.2% 10.4% Securities purchased under agreements to resell 17,365 25,711 34,162 (32.5%) (24.7%) Financial assets at fair value through profit or loss 22,853 22,938 23,641 (0.4%) (3.0%) Financial assets at fair value through other comprehensive income 9,194 8,886 1 1,160 3.5% (20.4%) Financial assets at amortized cost 2,614 3,017 3,822 (13.4%) (21.1%) Loan and lease operations 73,640 75,568 8 0,124 (2.6%) (5.7%) Other financial assets 1,368 1,576 1,902 (13.2%) (17.1%) Total 133,177 145,641 162,405 (8.6%) (10.3%) Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2018, average CDI dropped to 6.4% in 2018 from 9.9% in 2017. The Brazilian real depreciated by 17.1% against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In the year ended December 31, 2018, income from financial operations decreased 8.6% to R$133,177 million from R$145,641 million in the year ended December 31, 2017. This decrease is mainly due to the fall in interest on money market transactions, interest on compulsory deposits with the Central Bank, and interest on loan operations. In the year ended December 31, 2018, income from money market transactions decreased 32.5% to R$17,365 million from R$25,711 million in the year ended December 31, 2017. This decrease in income from money market transactions is mainly due to the drop in average interest rates. 180 Net Income The table below shows the main components of net income for the years ended December 31, 2018, 2017 and 2016. For the Year Ended December 31 Variation Variation 2018 2017 2016 (In millions of R$) 2018 - 2017 2017 - 2016 Banking Product 104,200 111,523 118,422 (6.6%) (5.8%) Interest, similar income and dividend 133,177 145,641 162,405 (8.6%) (10.3%) Interest and similar expenses (70,612) (78,330) (95,129) (9.9%) (17.7%) Adjustments to Fair Value of Financial Assets and Liabilities (4,834) 4,181 7,066 (215.6%) (40.8%) Foreign exchange results and exchange variations on transactions 2 ,974 (250) 5,513 (1289.6%) (104.5%) Banking service fees 36,809 34,448 31,918 6.9% 7.9% Income related to insurance and private pension operations before claim and selling 3,961 4,699 5 ,265 (15.7%) (10.8%) expenses, net of reinsurance Income related to insurance and private pension, net of reinsurance 24,097 2 6,876 24,755 (10.3%) 8.6% Change in reserves for insurance and private pension (20,136) (22,177) (19,490) (9.2%) 13.8% Other income 2,725 1,134 1,384 140.3% (18.1%) Expected Loss from Financial Assets and Claims (10,182) (20,966) (24,355) (51.4%) (13.9%) Expected Loss with Loan Operations and Lease Operations (10,587) (18,381) (22,466) (42.4%) (18.2%) Expected Loss with Other Financial Assets 1,633 (1,393) (404) (217.2%) 244.8% (Expenses) Recovery of claims, net of reinsurance (1,228) (1,192) (1,485) 3.0% (19.7%) Net Banking Product of Expected Losses from Financial Assets and Claims 94,018 90,557 9 4,067 3.8% (3.7%) Other operating income (expenses) (63,410) (59,975) (58,388) 5.7% 2.7% General and administrative expenses (57,538) (53,494) (50,905) 7.6% 5.1% Tax expenses (6,619) (7,031) (8,011) (5.9%) (12.2%) 747 550 528 35.8% 4.2% Share of profit or (loss) in associates and jointly controling entities Income before income tax and social contribution 30,608 30,582 3 5,679 0.1% (14.3%) Current income tax and social contribution (2,564) (4,539) (3,898) (43.5%) 16.4% Deferred income tax and social contribution (2,405) (2,818) (9 ,765) (14.7%) (71.1%) Net income 25,639 23,225 22,016 10.4% 5.5% Net income attributable to owners of the parent company 24,907 23,193 2 1,627 7.4% 7.2% Net income attributable to non-controling interests 732 32 389 2187.5% -91.8% In the years ended December 31, 2018, 2017 and 2016, net income was impacted by non-recurring revenue. Further details in item 10.3. Income from financial operations The table below shows the main components of our income from financial operations for the years ended December 31, 2018, 2017 and 2016. Year ended on December 31 Variation Variation 2018 2017 2016 (In millions of R$) 2018 - 2017 2017 - 2016 Central Bank compulsory deposits 5 ,063 7 ,201 6 ,920 (29.7%) 4.1% Interbank deposits 1,080 744 674 45.2% 10.4% Securities purchased under agreements to resell 17,365 25,711 34,162 (32.5%) (24.7%) Financial assets at fair value through profit or loss 22,853 22,938 23,641 (0.4%) (3.0%) Financial assets at fair value through other comprehensive income 9,194 8,886 1 1,160 3.5% (20.4%) Financial assets at amortized cost 2,614 3,017 3,822 (13.4%) (21.1%) Loan and lease operations 73,640 75,568 8 0,124 (2.6%) (5.7%) Other financial assets 1,368 1,576 1,902 (13.2%) (17.1%) Total 133,177 145,641 162,405 (8.6%) (10.3%) Income from financial operations is affected by changes in CDI and foreign exchange rates. In 2018, average CDI dropped to 6.4% in 2018 from 9.9% in 2017. The Brazilian real depreciated by 17.1% against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In the year ended December 31, 2018, income from financial operations decreased 8.6% to R$133,177 million from R$145,641 million in the year ended December 31, 2017. This decrease is mainly due to the fall in interest on money market transactions, interest on compulsory deposits with the Central Bank, and interest on loan operations. In the year ended December 31, 2018, income from money market transactions decreased 32.5% to R$17,365 million from R$25,711 million in the year ended December 31, 2017. This decrease in income from money market transactions is mainly due to the drop in average interest rates. 180

Income from compulsory deposits with the Central Bank decreased 29.7%, to R$5,063 million in the year ended December 31, 2018 from R$7,201 million in the year ended December 31, 2017. This was mainly driven by the Central Bank’s decision to reduce the compulsory deposit rate on demand deposits that became effective in April 2018. Additionally, the drop in the average interest rates contributed to reduce the income from compulsory deposits with the Central Bank. In the year ended December 31, 2018, income from loan operations decreased 2.6% to R$73,640 million from R$75,568 million in the year ended December 31, 2017. The decrease in interest on loan operations was mainly driven by the drop in average interest rates. Income from financial operations decreased by 10.3% to R$145,641 million in the year ended December 31, 2017 from R$162,405 million for the year ended December 31, 2016, a R$16,764 million decrease. This decrease was mainly driven by the fall in interest on money market transactions, loan operations and financial assets at fair value through other comprehensive income. This decrease was driven by the fall in the CDI rate, which fell to 9.9% in 2017 from 14.0% in 2016. Income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million in the year ended December 31, 2017 from R$6,920 million year-on-year. This increase was due to a growth in the related balance. On December 31, 2017, compulsory deposits were R$98,837 million compared to R$85,700 million on December 31, 2016. Expenses on financial operations The table below describes the main components of our expenses on financial operations in 2018, 2017 and 2016. Year ended December 31 2018 2017 2016 Variation Variation 2018 - 2017 2017 - 2016 (Em milhões de R$) Deposits (17,484) (13,340) (14,701) 31.1% (9.3%) Securities sold under repurchase agreements (20,889) (33,087) (45,935) (36.9%) (28.0%) Interbank market debt (13,587) (10,059) (8,347) 35.1% 20.5% Institutional market debt (6,773) (6 ,852) (8 ,249) (1.2%) (16.9%) Financial expense from technical services for insurance and private pension (11,815) (14,918) (17,790) (20.8%) (16.1%) Other (64) (74) (107) (13.5%) (30.8%) Total (70,612) (78,330) (95,129) (9.9%) (17.7%) Expenses on financial operations decreased by 9.9%, to R$70,612 million in 2018 from R$78,330 million in the year ended December 31, 2017, mainly due to lower costs of deposits received under repurchase agreements, which are mainly related to the CDI rate drop in 2018. In the year ended December 31, 2017, the costs of deposits received under repurchase agreements recorded a 36.9% decrease to R$20.889 in the year ended December 31, 2018 from R$33,087 million in the year ended December 31, 2017. We also recorded lower financial expenses on insurance and pension plan technical provisions, where the impact of the fall in average rates outweighted the balance growth. In the year ended December 31, 2018, financial expenses on insurance and pension plan technical provisions decreased 20.8% to R$11,815 million from R$14,918 million in the year ended December 31, 2017. Expenses on financial operations decreased by 17.7%, to R$78,330 million in 2017 from R$95,129 million in the year ended December 31, 2016, mainly driven by lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both mainly related to the CDI rate fall in 2017. In the year ended December 31, 2016, the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,087 in the year ended December 31, 2017 from R$45.935 million in the year ended December 31, 2016. We also recorded a fall in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates outweighted the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million in the year ended December 31,.2016. 181 Income from compulsory deposits with the Central Bank decreased 29.7%, to R$5,063 million in the year ended December 31, 2018 from R$7,201 million in the year ended December 31, 2017. This was mainly driven by the Central Bank’s decision to reduce the compulsory deposit rate on demand deposits that became effective in April 2018. Additionally, the drop in the average interest rates contributed to reduce the income from compulsory deposits with the Central Bank. In the year ended December 31, 2018, income from loan operations decreased 2.6% to R$73,640 million from R$75,568 million in the year ended December 31, 2017. The decrease in interest on loan operations was mainly driven by the drop in average interest rates. Income from financial operations decreased by 10.3% to R$145,641 million in the year ended December 31, 2017 from R$162,405 million for the year ended December 31, 2016, a R$16,764 million decrease. This decrease was mainly driven by the fall in interest on money market transactions, loan operations and financial assets at fair value through other comprehensive income. This decrease was driven by the fall in the CDI rate, which fell to 9.9% in 2017 from 14.0% in 2016. Income from compulsory deposits increased 4.1%, or R$281 million, to R$7,201 million in the year ended December 31, 2017 from R$6,920 million year-on-year. This increase was due to a growth in the related balance. On December 31, 2017, compulsory deposits were R$98,837 million compared to R$85,700 million on December 31, 2016. Expenses on financial operations The table below describes the main components of our expenses on financial operations in 2018, 2017 and 2016. Year ended December 31 2018 2017 2016 Variation Variation 2018 - 2017 2017 - 2016 (Em milhões de R$) Deposits (17,484) (13,340) (14,701) 31.1% (9.3%) Securities sold under repurchase agreements (20,889) (33,087) (45,935) (36.9%) (28.0%) Interbank market debt (13,587) (10,059) (8,347) 35.1% 20.5% Institutional market debt (6,773) (6 ,852) (8 ,249) (1.2%) (16.9%) Financial expense from technical services for insurance and private pension (11,815) (14,918) (17,790) (20.8%) (16.1%) Other (64) (74) (107) (13.5%) (30.8%) Total (70,612) (78,330) (95,129) (9.9%) (17.7%) Expenses on financial operations decreased by 9.9%, to R$70,612 million in 2018 from R$78,330 million in the year ended December 31, 2017, mainly due to lower costs of deposits received under repurchase agreements, which are mainly related to the CDI rate drop in 2018. In the year ended December 31, 2017, the costs of deposits received under repurchase agreements recorded a 36.9% decrease to R$20.889 in the year ended December 31, 2018 from R$33,087 million in the year ended December 31, 2017. We also recorded lower financial expenses on insurance and pension plan technical provisions, where the impact of the fall in average rates outweighted the balance growth. In the year ended December 31, 2018, financial expenses on insurance and pension plan technical provisions decreased 20.8% to R$11,815 million from R$14,918 million in the year ended December 31, 2017. Expenses on financial operations decreased by 17.7%, to R$78,330 million in 2017 from R$95,129 million in the year ended December 31, 2016, mainly driven by lower costs of deposits received under repurchase agreements and funds raised in institutional markets, both mainly related to the CDI rate fall in 2017. In the year ended December 31, 2016, the costs of deposits received under repurchase agreements recorded a 28.0% decrease to R$33,087 in the year ended December 31, 2017 from R$45.935 million in the year ended December 31, 2016. We also recorded a fall in financial expenses on insurance and pension plan technical provisions, where the impact of the decrease in average rates outweighted the balance growth. In the year ended December 31, 2017, financial expenses on the insurance and pension plan technical provisions decreased 16.1% to R$14,918 million from R$17,790 million in the year ended December 31,.2016. 181

Adjustment to fair value of financial assets and liabilities In the year ended December 31, 2018, the adjustment to fair value of financial assets and liabilities totaled a R$4,834 million loss from the R$4,181 gain in the year ended December 31, 2017. This decrease is mainly driven by the lower gain on financial assets at fair value through income and derivatives. In the year ended December 31, 2017, net gain from the adjustment to fair value of financial assets and liabilities totaled R$4,181 million, a reduction of 40.8% from the year ended December 31, 2016. This decrease is mainly driven by lower gains from derivatives. Foreign exchange results and exchange variations on transactions Total gains on foreign exchange results and exchange variations on transactions abroad were R$2,974 million in 2018 versus a loss of R$250 million in 2017 and a gain of R$5,513 million in 2016. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 17.1% depreciation of the Brazilian real against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In 2016, the Brazilian real appreciated 16.5%. Banking service fees Banking service fees refer to the total revenues earned on the provision of services of current accounts, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2018, the R$2,361 million increase in banking service fees was mainly driven by: (i) fund management services driven by a higher volume of managed funds and portfolios; (ii) revenue from credit and debit card services driven by an increase in transacted amount, which, in turn, caused an increase in interchange income and income from annual card fees; and (iii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue from credit card services due to a higher transacted amount, which, in turn, caused the increase in interchange income and income from annual credit card fees; (ii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services; and (iii) fund management services driven bya higher volume of managed funds and portfolios. Results from insurance, pension plan and capitalization operations Results from insurance, pension plans and capitalization operations before claims and selling expenses, net of reinsurance, fell R$738 million, reaching R$3,961 million in the year ended December 31, 2018 from R$4,699 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our results from insurance operations since this portfolio is in run-off; (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017, and (iii) exemption from the front-load fee for pension plan beginning September 2018. These events caused the decreases in revenue from insurance premiums to be higher than the changes in reserves for insurance and private pension. Results from insurance, pension plan and capitalization operations before claims and selling expenses decreased R$566 million, reaching R$4,699 million in the year ended December 31, 2017 from R$5,265 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused changes in the insurance provisions to be higher than the increases in revenue from insurance premiums. Other income In 2018, other income increased R$1,591 million from 2017, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017. Other income in 2017 decreased R$250 million from 2016, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017, which were partially offset by gains from the sale of IRB shares announced to the market on July 28, 2017. 182 Adjustment to fair value of financial assets and liabilities In the year ended December 31, 2018, the adjustment to fair value of financial assets and liabilities totaled a R$4,834 million loss from the R$4,181 gain in the year ended December 31, 2017. This decrease is mainly driven by the lower gain on financial assets at fair value through income and derivatives. In the year ended December 31, 2017, net gain from the adjustment to fair value of financial assets and liabilities totaled R$4,181 million, a reduction of 40.8% from the year ended December 31, 2016. This decrease is mainly driven by lower gains from derivatives. Foreign exchange results and exchange variations on transactions Total gains on foreign exchange results and exchange variations on transactions abroad were R$2,974 million in 2018 versus a loss of R$250 million in 2017 and a gain of R$5,513 million in 2016. These changes in results arise mainly from the impact of changes in foreign exchange rates as a result of the 17.1% depreciation of the Brazilian real against the U.S. dollar in 2018, compared to a 1.5% depreciation in 2017. In 2016, the Brazilian real appreciated 16.5%. Banking service fees Banking service fees refer to the total revenues earned on the provision of services of current accounts, fund management, receipt, credit card, loan and financial guarantee, economic and financial advisory, brokerage, and other services. In 2018, the R$2,361 million increase in banking service fees was mainly driven by: (i) fund management services driven by a higher volume of managed funds and portfolios; (ii) revenue from credit and debit card services driven by an increase in transacted amount, which, in turn, caused an increase in interchange income and income from annual card fees; and (iii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services. In 2017, the R$2,530 million increase in banking service fees was mainly driven by: (i) revenue from credit card services due to a higher transacted amount, which, in turn, caused the increase in interchange income and income from annual credit card fees; (ii) revenue earned on current account services, mainly driven by the increased number of account holders and the offering of unique products and services; and (iii) fund management services driven bya higher volume of managed funds and portfolios. Results from insurance, pension plan and capitalization operations Results from insurance, pension plans and capitalization operations before claims and selling expenses, net of reinsurance, fell R$738 million, reaching R$3,961 million in the year ended December 31, 2018 from R$4,699 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our results from insurance operations since this portfolio is in run-off; (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017, and (iii) exemption from the front-load fee for pension plan beginning September 2018. These events caused the decreases in revenue from insurance premiums to be higher than the changes in reserves for insurance and private pension. Results from insurance, pension plan and capitalization operations before claims and selling expenses decreased R$566 million, reaching R$4,699 million in the year ended December 31, 2017 from R$5,265 million year-on-year. This decrease is mainly related to: (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our result from insurance operations since this portfolio is in run-off; and (ii) the sale of the group life insurance portfolio distributed by brokers beginning in the second quarter of 2017. These events caused changes in the insurance provisions to be higher than the increases in revenue from insurance premiums. Other income In 2018, other income increased R$1,591 million from 2017, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017. Other income in 2017 decreased R$250 million from 2016, mainly due to higher expenses on federal taxes driven by the tax amnesty program in 2017, which were partially offset by gains from the sale of IRB shares announced to the market on July 28, 2017. 182

Expected loss on loan and lease operations

In the year ended December 31, 2018, Expected loss on loan and lease operations decreased 42.4%, to R$10,587 million in 2018 from R$18,381 million in the year ended in December 31, 2017, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates.

In the year ended December 31, 2017, expected loss on loan and lease operations decreased 18.2%, reaching R$18,381 million in 2017 from R$22,466 million in the year ended in December 31, 2016, mainly due to the decrease in expected losses for individuals and companies as a result of the fall in default rates. These decreases were partially offset by increases in expected loss in Latin America, mainly in Chile and Colombia, due to the rise in default rates in these countries.

Expected (loss) on other financial assets

In the year ended December 31, 2018, expected loss on other financial assets posted a R$3,026 reversal, to a gain of R$1,633 million in 2018 from a loss of R$1,393 in the year ended December 31, 2017. This reversal is mainly due to an upgrade in the risk rating of some corporate clients. In the year ended December 31, 2017, expected loss on other financial assets posted a R$989 increase, to a loss of R$1,393 million in 2017 from a loss of R$404 in the year ended December 31, 2016.

(Expenses) Recovery of claims, net of reinsurance

In 2018, claims expenses, net of reinsurance, increased R$36 million from the same period of the previous year. In 2017, claims expenses, net of reinsurance, decreased R$293 million from the same period of the previous year. The decrease in claims expenses were driven by (i) early termination of the extended warranty agreement entered into by Itaú Seguros S.A. with Via Varejo in the third quarter of 2014, which continues to affect our claims expenses since this portfolio is in *run-off*; and (ii) the sale of the group life insurance portfolio mainly distributed by brokers beginning on April 1, 2017.

General and administrative expenses

The table below describes the main components of general and administrative expenses in 2018, 2017 and 2016.

General and administrative expenses	Year ended December 31			Variation			
	2018	2017	2016	2018 - 2017		2017 - 2016	
	(In millions of R$, except for percentages)						
Personnel expenses	(24,846)	(23,276)	(22,360)	(1,570)	6.7%	(916)	4.1%
Administrative expenses	(17,268)	(16,289)	(15,959)	(979)	6.0%	(330)	2.1%
Depreciation and Amortization	(3,332)	(3,034)	(2,995)	(298)	9.8%	(39)	1.3%
Other expenses	(12,092)	(10,895)	(9,591)	(1,197)	11.0%	(1,304)	13.6%
Total	**(57,538)**	**(53,494)**	**(50,905)**	**(4,044)**	**7.6%**	**(2,589)**	**5.1%**

We kept a strict control on costs, which offset a potential increase in costs (arising from operation growth, rises in salaries and benefits resulting from the collective bargaining agreement, and the impact of inflation on our administrative costs) and generated efficiency gains.

General and administrative expenses increased R$ 4,044 million in 2018, or 7.6% from 2017.This increase was driven by strengthening the sales team in acquiring and insurance business, integration of Citibank's operations acquired and higher expenses in Latin America (ex-Brazil) General and administrative expenses increased R$2,589 million in 2017, or 5.1% compared to 2016. The number of employees increased 4.8% to 99,332 year-on-year, mainly due to: (i) hiring employees for the Retail Banking segment, related to the branch network; and (ii) acquiring Citibank's retail operations in Brazil on October 31, 2017. Additionally, REDE strengthened its sales team to increase the reach of the sales force and improve the quality of its services.

In 2018, personnel expenses increased R$1,570 million from 2017, mainly driven by the impact of the collective bargaining agreement negotiation and a higher number of employees by hiring (i) new insurance

183

consultants, (ii) Rede sales representatives and (iii) professionals for the technology department to speed up our digital transformation process. In 2017, personnel expenses increased R$916 million from 2016, mainly driven by the impact of the collective bargaining agreement negotiation and higher number of employees. In 2018, administrative expenses increased R$979 million, or 6.0% compared to 2017, mainly due to the increase in expenses on third-party services and advertising, promotions and publication costs, mainly associated to media campaigns for the Soccer World Cup and the launch of Pop Credicard. In 2017, administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to increased costs associated with data processing, telecommunications, advertising, promotions, and publication, consisting mainly of media campaigns. These increased expenses were driven by the organic growth of our operations and the impact of inflation on most of our contracts and costs in 2017. In 2018, other expenses increased R$1,197 million, or 11.0% from 2017. In 2017, other expenses increased R$1,304 million, or 13.6%, mainly due to higher expenses on credit cards and Citibank’s integration. Tax expenses In the year ended December 31, 2018, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 5.9%, to R$6,619 million from R$7,031 million year-on-year, mainly driven by lower taxable revenue. In the year ended December 31, 2017, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 12.2%, to R$7,031 million from R$8.011 million year-on-year, mainly driven by taxable revenue. Equity in the earnings of associates and jointly-controlled entities In the year ended December 31, 2018, equity in the earnings of associates and jointly-controlled entities increased 35.8%, to R$747 million from R$550 million in 2017. The acquisition of 49.9% of total capital and of 30.1% of voting capital of XP Investimentos S.A. contributed to this increased result of investments in associates. In the year ended December 31, 2017, equity in the earnings of associates and jointly-controlled entities increased 4.2%, to R$550 million from R$528 million in 2016. This R$22 million growth was mainly driven by the increased result of investments in associates. Income before income tax and social contribution In the year ended December 31, 2018, income before income tax and social contribution increased 0.1%, to R$30,608 million from R$30,582 million in 2017. In the year ended December 31, 2017, income before income tax and social contribution decreased 14.3%, to R$30,582 million from R$35.679 million in 2016. Income tax and social contribution The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2018, 2017 and 2016. 184 consultants, (ii) Rede sales representatives and (iii) professionals for the technology department to speed up our digital transformation process. In 2017, personnel expenses increased R$916 million from 2016, mainly driven by the impact of the collective bargaining agreement negotiation and higher number of employees. In 2018, administrative expenses increased R$979 million, or 6.0% compared to 2017, mainly due to the increase in expenses on third-party services and advertising, promotions and publication costs, mainly associated to media campaigns for the Soccer World Cup and the launch of Pop Credicard. In 2017, administrative expenses increased R$330 million, or 2.1% compared to 2016, mainly due to increased costs associated with data processing, telecommunications, advertising, promotions, and publication, consisting mainly of media campaigns. These increased expenses were driven by the organic growth of our operations and the impact of inflation on most of our contracts and costs in 2017. In 2018, other expenses increased R$1,197 million, or 11.0% from 2017. In 2017, other expenses increased R$1,304 million, or 13.6%, mainly due to higher expenses on credit cards and Citibank’s integration. Tax expenses In the year ended December 31, 2018, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 5.9%, to R$6,619 million from R$7,031 million year-on-year, mainly driven by lower taxable revenue. In the year ended December 31, 2017, tax expenses (ISS, PIS, COFINS and other tax expenses) decreased 12.2%, to R$7,031 million from R$8.011 million year-on-year, mainly driven by taxable revenue. Equity in the earnings of associates and jointly-controlled entities In the year ended December 31, 2018, equity in the earnings of associates and jointly-controlled entities increased 35.8%, to R$747 million from R$550 million in 2017. The acquisition of 49.9% of total capital and of 30.1% of voting capital of XP Investimentos S.A. contributed to this increased result of investments in associates. In the year ended December 31, 2017, equity in the earnings of associates and jointly-controlled entities increased 4.2%, to R$550 million from R$528 million in 2016. This R$22 million growth was mainly driven by the increased result of investments in associates. Income before income tax and social contribution In the year ended December 31, 2018, income before income tax and social contribution increased 0.1%, to R$30,608 million from R$30,582 million in 2017. In the year ended December 31, 2017, income before income tax and social contribution decreased 14.3%, to R$30,582 million from R$35.679 million in 2016. Income tax and social contribution The table below shows the major components of our income tax and social contribution expenses for the years ended December 31, 2018, 2017 and 2016. 184

Total tax on income is composed of current and deferred income tax. Certain amounts of income and expenses are recognized in the statement of income but do not affect our taxable basis, but, on the other hand, certain amounts are treated as taxable income or deductible expenses upon calculation of taxes on income, without affecting the statement of income. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss. They rather are permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible in accordance with Brazilian tax legislation. In the year ended December 31, 2018, income tax and social contribution totaled an expense of R$4,969 million, compared to an expense of R$7,357 million in 2017. This decrease in income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are). In the year ended December 31, 2017, income tax and social contribution totaled an expense of R$7,357 million compared to an expense of R$13,663 million in 2016. The decrease in the income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are). b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios. The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007. The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company. The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. 185 Total tax on income is composed of current and deferred income tax. Certain amounts of income and expenses are recognized in the statement of income but do not affect our taxable basis, but, on the other hand, certain amounts are treated as taxable income or deductible expenses upon calculation of taxes on income, without affecting the statement of income. These items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on investments in subsidiaries abroad are not taxable if they represent a gain, or are not deductible if they represent a loss. They rather are permanent differences. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign currency denominated liabilities or derivative instruments. Gains or losses on derivative instruments and exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible in accordance with Brazilian tax legislation. In the year ended December 31, 2018, income tax and social contribution totaled an expense of R$4,969 million, compared to an expense of R$7,357 million in 2017. This decrease in income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are). In the year ended December 31, 2017, income tax and social contribution totaled an expense of R$7,357 million compared to an expense of R$13,663 million in 2016. The decrease in the income tax and social contribution expense was mainly due to the impact of foreign exchange variations on foreign investments hedging (since foreign exchange variations on these investments are not taxable but hedge gains are). b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for loans, financial services and the creditworthiness of our clients are directly impacted by macroeconomic variables, such as economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence our funding and lending costs. The main variations in income are explained in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant In accordance with CVM Instruction No. 475/08, we carried out a sensitivity analysis per market risk factors considered relevant. The highest resulting losses, per risk factor, in each scenario, are presented together with their impact on income, net of tax effects, in order to provide a view of our exposure in exceptional scenarios. The market risk structure segregates its operations between trading and banking books, according to the general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BACEN Circular No. 3,354, of June 27, 2007. The sensitivity analyses of the trading and banking books, shown below, represent a steady assessment of the portfolio exposure and therefore do not consider the dynamic response capacity of management (in treasury and control areas) to put into effect mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, we highlight that the results presented will not necessarily translate into accounting results, because the sole purpose of the study is to disclose risk exposure and respective protective actions, taking into account the fair value of financial instruments irrespective of the accounting practices adopted by the Company. The trading book consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. 185

Banking portfolio Exposure 12/31/2018 (*) 12/31/2017 (*) 12/31/2016 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (193) (18,277) (56,547) (677) (181,412) (293,515) (955) (228,625) (435,116) Foreign exchange coupons Rates of currency coupons 30 (8,951) (31,199) (464) (38,269) (79,140) 46 (1,951) (4,175) Foreign currencies Exchange variation rates (5,015) (185,640) (451,796) 1,720 126,269 392,106 2,914 (17,787) (5,666) Price indices Rates of price index coupons (494) (19,537) (41,174) (586) (44,720) (82,604) (169) (22,931) (48,586) Reference rate Rates of TR coupons - - (1) - (1) (1) - (6) (11) Shares Share price 540 (23,026) 45,451 168 (1,885) (30,632) (377) (30,311) (120,993) Others Exposures that do not fall under the definitions above (1) (2,542) (8,098) 8 1,238 2,671 (13) (314) 549 TOTAL (5,133) (257,973) (543,364) 169 (138,780) (91,115) 1,446 (301,925) (613,998) (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2018 (*) 12/31/2017 (*) 12/31/2016 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (7,935) (1,305,886) (2,582,531) (8,313) (1,653,629) (3,179,360) (7,345) (2,057,375) (3,995,498) Foreign exchange coupons Rates of currency coupons (1,595) (245,172) (477,888) (1,759) (264,749) (505,366) (2,464) (337,588) (634,962) Foreign currencies Exchange variation rates (5,308) (198,514) (476,063) 1,832 123,518 387,645 3,013 (45,554) (67,157) Price indices Rates of price index coupons (606) (58,746) (124,841) (3,198) (251,703) (474,026) (1,450) (84,699) (341,304) Reference rate Rates of TR coupons 446 (96,086) (227,634) 479 (121,136) (307,836) 615 (160,773) (375,571) Shares Share price 4,388 (117,695) (143,886) 4,569 (110,354) (244,940) 4,056 (139,583) (339,535) Others Exposures that do not fall under the definitions above 63 6,282 11,175 (4) 7,521 16,726 (27) (523) 625 (10,547) (2,015,817) (4,021,668) (6,394) (2,270,532) (4,307,157) (3,602) (2,826,095) (5,753,402) TOTAL (*) Amounts net of tax effects. For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors. Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2018, total average Value at Risk (VaR) amounted to R$399.3 million, or 0.26% of total stockholders’ equity (for the whole of 2017 it was R$409.9 million, or 0.28%, of total stockholders’ equity. The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to the exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 32 – Management of financial risks. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies of Latin America countries. The proceeds of these financial operations are usually invested in loans and purchases of dollar-linked securities. The information below was prepared on a consolidated basis, eliminating transactions between related parties. Investments abroad, eliminated when we consolidate accounting information, totaled R$69.7 billion on December 31, 2018, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. 186 Banking portfolio Exposure 12/31/2018 (*) 12/31/2017 (*) 12/31/2016 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (193) (18,277) (56,547) (677) (181,412) (293,515) (955) (228,625) (435,116) Foreign exchange coupons Rates of currency coupons 30 (8,951) (31,199) (464) (38,269) (79,140) 46 (1,951) (4,175) Foreign currencies Exchange variation rates (5,015) (185,640) (451,796) 1,720 126,269 392,106 2,914 (17,787) (5,666) Price indices Rates of price index coupons (494) (19,537) (41,174) (586) (44,720) (82,604) (169) (22,931) (48,586) Reference rate Rates of TR coupons - - (1) - (1) (1) - (6) (11) Shares Share price 540 (23,026) 45,451 168 (1,885) (30,632) (377) (30,311) (120,993) Others Exposures that do not fall under the definitions above (1) (2,542) (8,098) 8 1,238 2,671 (13) (314) 549 TOTAL (5,133) (257,973) (543,364) 169 (138,780) (91,115) 1,446 (301,925) (613,998) (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2018 (*) 12/31/2017 (*) 12/31/2016 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (7,935) (1,305,886) (2,582,531) (8,313) (1,653,629) (3,179,360) (7,345) (2,057,375) (3,995,498) Foreign exchange coupons Rates of currency coupons (1,595) (245,172) (477,888) (1,759) (264,749) (505,366) (2,464) (337,588) (634,962) Foreign currencies Exchange variation rates (5,308) (198,514) (476,063) 1,832 123,518 387,645 3,013 (45,554) (67,157) Price indices Rates of price index coupons (606) (58,746) (124,841) (3,198) (251,703) (474,026) (1,450) (84,699) (341,304) Reference rate Rates of TR coupons 446 (96,086) (227,634) 479 (121,136) (307,836) 615 (160,773) (375,571) Shares Share price 4,388 (117,695) (143,886) 4,569 (110,354) (244,940) 4,056 (139,583) (339,535) Others Exposures that do not fall under the definitions above 63 6,282 11,175 (4) 7,521 16,726 (27) (523) 625 (10,547) (2,015,817) (4,021,668) (6,394) (2,270,532) (4,307,157) (3,602) (2,826,095) (5,753,402) TOTAL (*) Amounts net of tax effects. For measuring these sensitivities, we use the scenarios below and estimate the impact for each risk factor alone, excluding any effects that offset or accentuate these effects, among these many factors. Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2018, total average Value at Risk (VaR) amounted to R$399.3 million, or 0.26% of total stockholders’ equity (for the whole of 2017 it was R$409.9 million, or 0.28%, of total stockholders’ equity. The structural gap, composed of commercial transactions and respective financial instruments, has historically remained stable and with small variations, being primarily composed of assets and liabilities from our retail activities and derivatives used as hedge against the market risk of those transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to the exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see to section Performance, item Complete Financial Statements (IFRS), Note 32 – Management of financial risks. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account the tax effects with respect to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that the total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked on-lendings from government financial institutions and deposits in currencies of Latin America countries. The proceeds of these financial operations are usually invested in loans and purchases of dollar-linked securities. The information below was prepared on a consolidated basis, eliminating transactions between related parties. Investments abroad, eliminated when we consolidate accounting information, totaled R$69.7 billion on December 31, 2018, under the gap management policy adopted, as mentioned above. Note that we apply either economic hedges or hedge accounting to those net investments abroad. 186

R$ million As of December 31, 2018 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) foreign currency currency indexed to foreign currency of total (In millions of R$, except percentages) Assets 1 ,175,796 3 41,981 3 5,020 1 ,552,797 2 4.3 Cash 8 ,168 2 6,851 2 ,140 3 7,159 7 8.0 Compulsory deposits in the Central Bank of Brazil 9 4,148 - - 9 4,148 - At Amortized Cost 7 26,116 2 42,699 2 5,944 9 94,759 2 7.0 Interbank deposits 6 ,234 2 0,186 - 2 6,420 7 6.4 Securities purchased under agreements to resell 2 79,353 783 - 2 80,136 0 .3 Securities 8 5,833 2 4,562 - 1 10,395 2 2.2 Loan operations and lease operations portfolio 3 30,705 1 90,755 1 4,631 5 36,091 3 8.3 Other financial assets 5 0,341 1 3,215 1 1,534 7 5,090 3 3.0 (-) Provision for Expected Loss (26,350) (6,802) (221) (33,373) 2 1.0 At Fair Value Through Other Comprehensive Income 1 4,055 3 4,467 801 4 9,323 7 1.5 Securities 1 4,055 3 4,467 801 4 9,323 7 1.5 At Fair Value Through Profit or Loss 2 58,242 2 2,636 5 ,768 2 86,646 9 .9 Securities 2 48,921 1 1,017 3 ,242 2 63,180 5 .4 Derivatives 9 ,321 1 1,619 2 ,526 2 3,466 6 0.3 Investments in associates and jointly controlling entities 1 2,016 3 - 1 2,019 0 .0 Fixed assets, net 6 ,339 963 - 7 ,302 1 3.2 Goodwill and Intangible assets, net 9 ,097 1 0,232 - 1 9,329 5 2.9 Tax assets 4 0,390 2 ,440 - 4 2,830 5 .7 Other assets 7 ,225 1 ,690 367 9 ,282 2 2.2 Percentage of total assets 7 5.7 2 2.0 2 .3 1 00.0 Liabilities and Stockholders’ Equity 1 ,197,151 3 37,900 1 7,746 1 ,552,797 2 2.9 At Amortized Cost 7 86,610 3 21,178 1 1,946 1 ,119,734 2 9.8 Deposits 3 06,696 1 56,267 461 4 63,424 3 3.8 Securities sold under repurchase agreements 2 99,253 3 0,984 0 3 30,237 9 .4 Interbank market debt 8 7,235 4 6,503 932 1 34,670 3 5.2 Institutional market debt 7 ,700 8 1,282 4 ,992 9 3,974 9 1.8 Other financial liabilities 8 5,727 6 ,142 5 ,560 9 7,429 1 2.0 At Fair Value Through Profit or Loss 1 6,747 9 ,763 1 ,201 2 7,711 3 9.6 Derivatives 1 6,747 9 ,571 1 ,201 2 7,519 3 9.1 Structured notes - 192 - 192 1 00.0 Provision for Expected Loss 3 ,237 436 119 3 ,792 1 4.6 Loan Commitments 2 ,285 311 5 2 ,601 1 2.1 Financial Guarantees 952 125 114 1 ,191 2 0.1 Reserves for insurance and private pension 2 00,966 221 - 2 01,187 0 .1 Provisions 1 8,405 208 (0) 1 8,613 1 .1 Tax liabilities 4 ,042 1 ,242 (0) 5 ,284 2 3.5 Other liabilities 1 6,678 4 ,852 4 ,480 2 6,010 3 5.9 Non-controlling interests 1 3,684 - - 1 3,684 - Total stockholders’ equity attributed to the owners of the parent company 1 36,782 - - 1 36,782 - Percentage of total liabilities and stockholders’ equity 7 7.1 2 1.8 1 .1 1 00.0 (1) Predominantly U.S. dollar. The information presented in the table above is not prepared using the same basis as used in the Consolidated Financial Statements 187 R$ million As of December 31, 2018 % of amounts Exchange Rate Sensitivity Denominated in Indexed to foreign denominated in and Brazilian currency Total (1) (1) foreign currency currency indexed to foreign currency of total (In millions of R$, except percentages) Assets 1 ,175,796 3 41,981 3 5,020 1 ,552,797 2 4.3 Cash 8 ,168 2 6,851 2 ,140 3 7,159 7 8.0 Compulsory deposits in the Central Bank of Brazil 9 4,148 - - 9 4,148 - At Amortized Cost 7 26,116 2 42,699 2 5,944 9 94,759 2 7.0 Interbank deposits 6 ,234 2 0,186 - 2 6,420 7 6.4 Securities purchased under agreements to resell 2 79,353 783 - 2 80,136 0 .3 Securities 8 5,833 2 4,562 - 1 10,395 2 2.2 Loan operations and lease operations portfolio 3 30,705 1 90,755 1 4,631 5 36,091 3 8.3 Other financial assets 5 0,341 1 3,215 1 1,534 7 5,090 3 3.0 (-) Provision for Expected Loss (26,350) (6,802) (221) (33,373) 2 1.0 At Fair Value Through Other Comprehensive Income 1 4,055 3 4,467 801 4 9,323 7 1.5 Securities 1 4,055 3 4,467 801 4 9,323 7 1.5 At Fair Value Through Profit or Loss 2 58,242 2 2,636 5 ,768 2 86,646 9 .9 Securities 2 48,921 1 1,017 3 ,242 2 63,180 5 .4 Derivatives 9 ,321 1 1,619 2 ,526 2 3,466 6 0.3 Investments in associates and jointly controlling entities 1 2,016 3 - 1 2,019 0 .0 Fixed assets, net 6 ,339 963 - 7 ,302 1 3.2 Goodwill and Intangible assets, net 9 ,097 1 0,232 - 1 9,329 5 2.9 Tax assets 4 0,390 2 ,440 - 4 2,830 5 .7 Other assets 7 ,225 1 ,690 367 9 ,282 2 2.2 Percentage of total assets 7 5.7 2 2.0 2 .3 1 00.0 Liabilities and Stockholders’ Equity 1 ,197,151 3 37,900 1 7,746 1 ,552,797 2 2.9 At Amortized Cost 7 86,610 3 21,178 1 1,946 1 ,119,734 2 9.8 Deposits 3 06,696 1 56,267 461 4 63,424 3 3.8 Securities sold under repurchase agreements 2 99,253 3 0,984 0 3 30,237 9 .4 Interbank market debt 8 7,235 4 6,503 932 1 34,670 3 5.2 Institutional market debt 7 ,700 8 1,282 4 ,992 9 3,974 9 1.8 Other financial liabilities 8 5,727 6 ,142 5 ,560 9 7,429 1 2.0 At Fair Value Through Profit or Loss 1 6,747 9 ,763 1 ,201 2 7,711 3 9.6 Derivatives 1 6,747 9 ,571 1 ,201 2 7,519 3 9.1 Structured notes - 192 - 192 1 00.0 Provision for Expected Loss 3 ,237 436 119 3 ,792 1 4.6 Loan Commitments 2 ,285 311 5 2 ,601 1 2.1 Financial Guarantees 952 125 114 1 ,191 2 0.1 Reserves for insurance and private pension 2 00,966 221 - 2 01,187 0 .1 Provisions 1 8,405 208 (0) 1 8,613 1 .1 Tax liabilities 4 ,042 1 ,242 (0) 5 ,284 2 3.5 Other liabilities 1 6,678 4 ,852 4 ,480 2 6,010 3 5.9 Non-controlling interests 1 3,684 - - 1 3,684 - Total stockholders’ equity attributed to the owners of the parent company 1 36,782 - - 1 36,782 - Percentage of total liabilities and stockholders’ equity 7 7.1 2 1.8 1 .1 1 00.0 (1) Predominantly U.S. dollar. The information presented in the table above is not prepared using the same basis as used in the Consolidated Financial Statements 187

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of Results per Segment The current business segments of Itaú Unibanco are described below: ü Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies. Retail Banking comprises banking products and services offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, real estate loans, insurance, pension plan and premium bond products and acquiring services, among others. ü Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and to institutional clients. ü Activities with the Market + Funding: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro. b) incorporation, acquisition or disposal of ownership interest Itaú CorpBanca In April 2016, the merger between Banco Itaú Chile and CorpBanca was completed and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$ 114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercing put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others, for the acquisition of 49.9% of the total capital stock (representing 30.06% of voting shares) of XP 188 10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results a) Introduction or disposal of operating segments Disclosure of Results per Segment The current business segments of Itaú Unibanco are described below: ü Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies. Retail Banking comprises banking products and services offered to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, real estate loans, insurance, pension plan and premium bond products and acquiring services, among others. ü Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking) and to institutional clients. ü Activities with the Market + Funding: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro. b) incorporation, acquisition or disposal of ownership interest Itaú CorpBanca In April 2016, the merger between Banco Itaú Chile and CorpBanca was completed and, as a result, we acquired control of the resulting entity – Itaú CorpBanca. On that same date, we entered into a Stockholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Stockholders’ Agreement”), which entitles us to appoint, together with Corp Group, the former controlling stockholder of CorpBanca, the majority of the members of Itaú CorpBanca’s Board of Directors. Such members are appointed according to the ownership interest of each of these parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$ 114 billion of assets to its balance sheet. The implementation of these operations was the result of the commitments undertaken through the Transaction Agreement, entered into with CorpBanca and its controlling stockholders in January 2014 and amended in June 2015. In January 2017, we executed a new amendment to the Transaction Agreement, which provided for (i) postponing the date of acquisition of shares held by the Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to applicable regulatory approvals; (ii) changing the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia into a sale and purchase of assets and liabilities, which was completed in April 2017; and (iii) replacing the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange. As a result of Corp Group’s exercing put options, as set forth in Itaú CorpBanca’s Stockholders’ Agreement, we increased our interest on three occasions: (i) in October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our interest to 35.71% from 33.58%; (ii) in September 2017, we acquired 1.8 billion shares of Itaú CorpBanca for approximately R$ 55.6 million, increasing our interest to 36.06% from 35.71%; and (iii) in October 2018, we acquired 10.6 billion shares of Itaú CorpBanca for approximately R$363 million, increasing our interest to 38.14% from 36.06%. In all cases, Itaú CorpBanca’s governance was not changed. XP Investimentos S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others, for the acquisition of 49.9% of the total capital stock (representing 30.06% of voting shares) of XP 188

Investimentos S.A., the holding company that consolidates all investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or in the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A. shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments.XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian antitrust agency, and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option. In August 2018, we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two of seven members for the Board of Directors of XP Investimentos S.A. Subject to the approval from the Central Bank of Brazil, Itaú Unibanco S.A. is committed to acquiring, in 2022, additional 12.5% of XP Investimentos S.A. capital stock, thus increasing its stockholding to 62.4% of XP Investimentos S.A. capital stock (representing 40.0% of voting shares), or “Second Acquisition”. The operation and management of all XP Group companies, including XP Investimentos, will remain independent, segregated and autonomous, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering its customers a diverse range of its own and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. 2017 Credit Intelligence Bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (gestora de inteligência de crédito). In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence burearu was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation, its control is shared by tockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of Group Life Insurance Business In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. Acquisition of Citibank Retail Business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the 189 Investimentos S.A., the holding company that consolidates all investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., in the first acquisition, or in the “First Acquisition”, by means of a capital increase of R$600 million and the acquisition of XP Investimentos S.A. shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments.XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. The First Acquisition was approved (i) in March 2018 by CADE, the Brazilian antitrust agency, and (ii) in August 2018 by the Central Bank of Brazil. Accordingly, Itaú Unibanco S.A. entered into Concentration Control Agreements (“CCA”) with (i) CADE and is committed to: (a) if requested, distributing investment products of own issue through open platforms competing with XP Investimentos S.A. platforms on a non-discriminatory basis; and (b) refraining from guiding its clients to XP Investimentos S.A. platforms; (ii) the Central Bank of Brazil and has committed to: (a) refraining from acquiring XP Investimentos S.A. stockholding control for a period of eight years from the CCA execution; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option. In August 2018, we completed the First Acquisition, and Itaú Unibanco S.A. and some Sellers entered into a stockholders’ agreement that includes provisions on the rights of Itaú Unibanco S.A. as a minority stockholder of XP Investimentos S.A. and on its right to appoint two of seven members for the Board of Directors of XP Investimentos S.A. Subject to the approval from the Central Bank of Brazil, Itaú Unibanco S.A. is committed to acquiring, in 2022, additional 12.5% of XP Investimentos S.A. capital stock, thus increasing its stockholding to 62.4% of XP Investimentos S.A. capital stock (representing 40.0% of voting shares), or “Second Acquisition”. The operation and management of all XP Group companies, including XP Investimentos, will remain independent, segregated and autonomous, preserving the same principles and values in effect before the First Acquisition. XP Group will continue to be controlled by XP Controle’s stockholders, and the current officers and executives of XP Investimentos and other subsidiaries will remain in charge of their respective business, in order to ensure that XP Investimentos continues to operate as an open and independent platform, offering its customers a diverse range of its own and third-party products, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. 2017 Credit Intelligence Bureau In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (gestora de inteligência de crédito). In November 2016, CADE, the Brazilian antitrust agency, approved the transaction with certain restrictions and, on June 14, 2017, the credit intelligence burearu was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.). This credit intelligence bureau is structured as a Brazilian corporation, its control is shared by tockholders holding a 20% equity ownership each. Its board of directors is comprised of members appointed by these stockholders and its executives will be exclusively dedicated to the business of the credit intelligence bureau, preserving the independent nature of the bureau’s management. The technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc. Sale of Group Life Insurance Business In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking. Acquisition of Citibank Retail Business in Brazil In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of retail operations carried out by Banco Citibank S.A. and other companies of its conglomerate in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the 189 equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over- allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. 2016 Acquisition of Recovery do Brasil Consultoria S.A. In March 2016, after obtaining the applicable regulatory authorizations, we completed the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were purchased from Banco BTG Pactual S.A. (BTG) and 7.14% from other stockholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG. Alliance with MasterCard in the payment solutions market in Brazil In May 2016, the Court of CADE approved, with certain restrictions, a seven-year agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard) to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance. Sale of Group Life Insurance Business 190 equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização. On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards and a loan portfolio of R$ 6 billion. On the base date of December 31, 2015, it had approximately R$35 billion in deposits and assets under management. The estimated impact of this transaction on Tier I capital would be approximately 40 basis points (using Basel III methodologies). In August 2017, CADE approved the transaction by Itaú Unibanco executing an agreement with CADE that includes measures to increase banking sector competition. In October 2017, we obtained the final authorization from the Central Bank of Brazil for said transaction. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’s retail operations was carried out on October 31, 2017, when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met. Initial Public Offering of IRB In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) made an initial public offering of its common shares, which consisted of a public offering at R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, or Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block stockholders pursuant to the company’s stockholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over- allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. 2016 Acquisition of Recovery do Brasil Consultoria S.A. In March 2016, after obtaining the applicable regulatory authorizations, we completed the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were purchased from Banco BTG Pactual S.A. (BTG) and 7.14% from other stockholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG. Alliance with MasterCard in the payment solutions market in Brazil In May 2016, the Court of CADE approved, with certain restrictions, a seven-year agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard) to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance. Sale of Group Life Insurance Business 190

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we completed the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products typically related to retail banking.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required applicable regulatory approvals and fulfilling certain conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado's total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and fulfilling certain conditions, we completed, through our subsidiary Rede, the acquisition of 50% of the capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. ("ConectCar") from Odebrecht Transport S.A. for the amount of R$170 million. The remaining stake (50%) of ConectCar's capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., with its shareholders sharing the control of ConectCar.

c) Unusual events or operations

In 2018, 2017, and 2016 we noted the occurrence of the following non-recurring events, net of tax effects in the consolidated net income of Itaú Unibanco:

R$ million

	2018	2017	2016
Result - Attributale to Controlling Stockholders	**24,907**	**23,193**	**21,627**
Exclusion of the Non-Recurring Events	**175**	**496**	**251**
Provision Expenses for Citibank Integration	9	277	-
Disposal of IRB shares	-	(155)	-
Liability Adequacy Test	148	(74)	-
Provision for Civil Lawsuits	(97)	101	224
Tax Contingencies and Legal Liabilities	(1)	226	6
Impairment	112	152	181
Program for the Settlement or Installment Payment of Taxes	-	-	(14)
Pension Fund	-	-	(130)
Other	5	(31)	(18)
Recurring Result - Attributable to Controlling Stockholders	**25,082**	**23,689**	**21,878**

10.4. Executive officers should comment on:

a) Significant changes in accounting practices

In 2018, IFRS 9 – Financial Instruments was adopted replacing IAS 39 – Financial Instruments: Recognition and Measurement.

The main changes noted as a result of the adoption of IFRS 9 are related to the classification, measurement and impairment of financial assets. The IFRS 9 criteria were retrospectively applied as of January 1, 2016, except for hedge accounting requirements to which IAS 39 will continue to be applied.

Additionally, the write-off policy for financial assets changed, in accordance with IAS 8, by aligning the financial asset recovery behavior with their economic performance.

Please see to our Complete Financial Statements (IFRS), Note 2 – Significant accounting policies, for further details on the policies changed.

In 2017 and 2016 there were no significant changes in the accounting policies.

191

b) Significant effects from changes in accounting practices In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2018, 2017 and 2016. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non- current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests General Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: · Maturity term: we consider the maximum contractual period on which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account upon calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly using relative and absolute triggers (indicators) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3c. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution 192 b) Significant effects from changes in accounting practices In accordance with the Complete Financial Statements (IFRS) Note 2.2a, the changes in the accounting policies in 2018 negatively impacted stockholders’ equity by R$3,462 on December 31, 2017, R$2,487 on December 31, 2016 and R$275 on January 1, 2016, respectively. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2018, 2017 and 2016. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non- current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests General Our main accounting policies are described in Note 2 to our annual consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016. The preparation of the consolidated financial statements involves certain estimates and assumptions that are derived from past experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined in accordance with such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that have a significant impact on the carrying amounts of assets and liabilities are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: · Maturity term: we consider the maximum contractual period on which we will be exposed to the financial instrument’s credit risk. However, the estimated useful life of assets without a determined maturity is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account upon calculation of the expected life, including prepayment and rollover options. · Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit losses. · Probability-weighted loss scenarios: we use weighted scenarios to determine credit losses expected in a proper observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly using relative and absolute triggers (indicators) by product and country. The methodology and assumptions used by Management are detailed in Note 2.3c. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution 192

Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into account the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 28. The team in charge of pricing assets, following the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management´s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, 193 Deferred tax assets are recognized only in relation to temporary differences and tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of our deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into account the Management’s judgment based on market information and conditions in place at the balance sheet date. We rank fair value measurements by using a fair value hierarchy that reflects the significance of inputs used in the measurement process. The breakdown of the fair value of financial instruments, including derivatives, as well as the fair value hierarchy are disclosed in Note 28. The team in charge of pricing assets, following the governance defined by a committee and regulatory circulars, conducts critical analyses of market inputs and periodically revises the index longer deadlines. At the end of monthly closes, our departments get together for a new round of analyses for the maintenance related to the classification within the fair value hierarchy. We believe that all methodologies adopted are appropriate and consistent with those of other market players; however, the adoption of other methodologies or the use of different assumptions to determine fair value may result in different fair value estimates. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use a variety of assumptions. The assumptions used for estimating the net cost (income) of these plans include the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities. We determine the appropriate discount rate at each year end, which is used to determine the present value of estimated future cash outflows required for settling pension plan liabilities. To determine the appropriate discount rate, we take into account the interest rates of Brazilian federal government bonds denominated in Brazilian reais, the currency in which benefits will be paid, and that have maturity terms close to the terms of related liabilities. Other important assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies, and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on the Management´s best estimates, taking into account the opinion of legal counsel when it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured by using appropriate models and criteria, despite the uncertainty inherent in timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, 193 morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary in order to comply with the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2018, 2017 and 2016, we did not identify impairment losses on goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for the future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV – Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V – Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. b) Other items that are not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 12/31/2018 12/31/2017 12/31/2016 Off balance sheet 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 Total Total Total days days days days days days days days days days days days Financial Guarantees 1,305 17,314 5 ,509 4 1,977 66,105 1,749 17,563 5 ,451 4 5,726 7 0,489 1 ,645 16,203 5 ,603 4 7,342 7 0,793 Commitments to be released 110,909 25,977 5,796 130,161 272,843 9 8,310 27,857 7,307 110,652 244,126 90,279 45,522 11,657 7 7,916 222,374 Letters of credit to be released 10,747 - - - 1 0,747 9,214 - - - 9,214 6,660 - - - 6,660 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 - 310 310 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 98,584 59,035 17,260 125,258 300,137 194 morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on our historical experience, benchmarks, and the experience of the actuary in order to comply with the best market practices and the ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires management to exercise judgment and make estimates. Semi-annually goodwill is tested for impairment and, on December 31, 2018, 2017 and 2016, we did not identify impairment losses on goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the Issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I - Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. II - Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the Financial Statements under IFRS. III - Agreements for the future purchase and sale of products or services Not applicable, except for what was already disclosed in the Financial Statements under IFRS. IV – Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V – Agreements for future receipt of financing Not applicable, except for what was already disclosed in the Financial Statements under IFRS. b) Other items that are not presented in the financial statements Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows: 12/31/2018 12/31/2017 12/31/2016 Off balance sheet 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 0-30 31-365 366-720 Over 720 Total Total Total days days days days days days days days days days days days Financial Guarantees 1,305 17,314 5 ,509 4 1,977 66,105 1,749 17,563 5 ,451 4 5,726 7 0,489 1 ,645 16,203 5 ,603 4 7,342 7 0,793 Commitments to be released 110,909 25,977 5,796 130,161 272,843 9 8,310 27,857 7,307 110,652 244,126 90,279 45,522 11,657 7 7,916 222,374 Letters of credit to be released 10,747 - - - 1 0,747 9,214 - - - 9,214 6,660 - - - 6,660 Contractual commitments - Fixed assets and Intangible (Notes 13 and 14) - 405 273 - 678 - 432 460 273 1,165 - 310 310 Total 122,961 43,696 11,578 172,138 350,373 109,273 45,852 13,218 156,651 324,994 98,584 59,035 17,260 125,258 300,137 194

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II – Sources of investment financing III - Relevant divestitures in progress and expected divestitures At the end of 2018, we had 4,940 branches and points of service in Brazil and abroad, 41 units less than at the end of 2017, when our service network had 4,981 branches and points of service. The decrease in the number of brick and mortar branches and the increase in the number of digital branches is in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2018 with 195 digital branches in Brazil. At the end of 2017, we had 160 digital branches in Brazil. Additionally, we still have a relevant volume of investment in technology in 2018, with the purpose of renewing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. The expected investments and divestments, as well as those for 2018, are described in Item 10.3b. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services III – Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in research to develop new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2018 are available on our website: www.itau.com.br\investor.relations 195 10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on: a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements Not applicable. b) The nature and purpose of the operation Not applicable. c) The nature and amount of liabilities assumed and rights generated in favor of the Issuer as a result of the operation Not applicable. 10.8. Executive officers should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics: a) Investments, including: I - Quantitative and qualitative description of the investments in progress and expected investments II – Sources of investment financing III - Relevant divestitures in progress and expected divestitures At the end of 2018, we had 4,940 branches and points of service in Brazil and abroad, 41 units less than at the end of 2017, when our service network had 4,981 branches and points of service. The decrease in the number of brick and mortar branches and the increase in the number of digital branches is in line with our clients’ profile, who increasingly demand services via digital channels. We closed 2018 with 195 digital branches in Brazil. At the end of 2017, we had 160 digital branches in Brazil. Additionally, we still have a relevant volume of investment in technology in 2018, with the purpose of renewing our platform and develop solutions and services to improve our client experience. The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interests in subsidiaries. The expected investments and divestments, as well as those for 2018, are described in Item 10.3b. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity. Not applicable. c) New products and services, indicating: I - Description of the research in progress that has already been disclosed II - Total amounts spent by the issuer in research to develop new products and services III – Projects in progress that have already been disclosed IV - Total amounts spent by the issuer in research to develop new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2018 are available on our website: www.itau.com.br\investor.relations 195

Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according to Itaú Unibanco’s internal policy, which establishes rules, procedures and responsibilities of the bank’s departments in connection with related sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses) expenses on Advertising, Promotions and Publications totaled R$1,419 million in 2018, R$1,167 million in 2017 and R$1,036 million in 2016, respectively. 196 Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy in Brazil and abroad, and its focus is on the market, clients, partners, suppliers, and employees. Commercial and institutional priorities are defined on a yearly basis, as well as the overall marketing amount allocated for the year. Financial sponsorships are determined according to Itaú Unibanco’s internal policy, which establishes rules, procedures and responsibilities of the bank’s departments in connection with related sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses) expenses on Advertising, Promotions and Publications totaled R$1,419 million in 2018, R$1,167 million in 2017 and R$1,036 million in 2016, respectively. 196

11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: · Total loan portfolio, including financial guarantees provided and corporate securities; · Financial margin with clients; · Commissions and fees and Result from insurance operations; and · Non-interest expenses. a.2) Accumulated amount in the 12-month period: · Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and · Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid · Projected period: fiscal year 2019; · Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions, including among other risks: · General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; 197 11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: · Total loan portfolio, including financial guarantees provided and corporate securities; · Financial margin with clients; · Commissions and fees and Result from insurance operations; and · Non-interest expenses. a.2) Accumulated amount in the 12-month period: · Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and · Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid · Projected period: fiscal year 2019; · Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions, including among other risks: · General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; 197

· General economic and political conditions abroad, particularly in the countries where we operate; · Government regulations and tax laws, and respective amendments thereto; · Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements · Regulation and liquidation of our business on a consolidated basis; · Holders of our shares and ADSs may face difficulties to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal or other data; · Fiercer competition and consolidation of the sector; · Changes in our loan portfolios and the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Inaccurate pricing methodologies for insurance, pension plan and capitalization products; · Efficiency of our risk management policies; · Damage to our reputation; · Ability of our controlling stockholder to run our business; · Difficulties to integrate new or merged business; · Impact of environmental and social issues; and · The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 13.5% per year. 198 · General economic and political conditions abroad, particularly in the countries where we operate; · Government regulations and tax laws, and respective amendments thereto; · Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements · Regulation and liquidation of our business on a consolidated basis; · Holders of our shares and ADSs may face difficulties to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal or other data; · Fiercer competition and consolidation of the sector; · Changes in our loan portfolios and the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Inaccurate pricing methodologies for insurance, pension plan and capitalization products; · Efficiency of our risk management policies; · Damage to our reputation; · Ability of our controlling stockholder to run our business; · Difficulties to integrate new or merged business; · Impact of environmental and social issues; and · The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 13.5% per year. 198

11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2018 projections remain unchanged in 2019, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. 199 11.2. Should the issuer have disclosed, for the past three years, projections for the evolution of its indicators: a) state which are being replaced by new projections included in the form and which are being repeated in the form The indicators presented and monitored for the 2018 projections remain unchanged in 2019, as follows: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income tax and social contribution rate. b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2018 (1) Includes foreign units ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from loan losses, Impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Financial margin with the market: the higher-than-expected growth in Consolidated was mainly driven by our results in Latin America. Commissions and fees and result from insurance operations: the lower-than-expected growth in Brazil was mainly driven by the lower-than-expected level of economic activities and a fiercer competitive environment. Non-interest expenses: the higher-than-expected growth in Consolidated was mainly driven by the foreign exchange variation in our Latin America operations. 199

Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower- than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than-expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. 200 Projections for fiscal year 2017 (1) Considers USD-BRL rate at R$3.50 in December 2017; (2) Includes foreign units ex-Latin America; (3) Includes financial guarantees provided and corporate securities; (4) Financial margin with clients also includes the reclassification in 2016 of discounts granted to Cost of credit; (5) Composed of Result from loan losses, Impairment and discounts granted; (6) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. The Company informs that, in 2017, the financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year between R$5.5 billion and R$6.5 billion, and that the effective income tax and social contribution rate was 31.2%, in line with the expected range between 30% and 32%. Reasons for divergence from projections: Total loan portfolio: the lower-than-expected growth in Consolidated and in Brazil is mainly driven by lower- than-expected credit origination levels, due to lower credit demand compared to the originally expected demand. Financial margin with clients (ex-Impairment and discounts granted): the lower-than-expected growth in Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects of a Selic interest rate lower than the originally expected one. Commissions and fees and result from insurance operations: a higher-than-expected growth in Consolidated and in Brazil is mainly driven by a higher-than-expected increase in fund management fees and revenues from economic and financial advisory and brokerage services. Non-interest expenses: a lower-than-expected growth in Consolidated and in Brazil was driven by the ongoing search for efficiency and cost control over 2017. 200

Projections for fiscal year 2016 (*) (*) Consolidated forecast was calculated based on consolidated pro forma information for 2015 and 1Q16, which includes Itaú CorpBanca’s consolidation in the past. (2) Includes foreign units ex-Latin America; (2) Includes endorsements, sureties and corporate securities; (3) Provision for loan losses, net of recovery of loans written off as losses; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: a lower-than-expected growth in loan portfolio in the Consolidated is mainly driven by lower-than-expected credit origination levels for the Latin America portfolio. Result from loan losses: lower-than-expected levels for Result from loan losses are mainly driven by lower- than-expected provision levels for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectations when the Projection was disclosed. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable. 201 Projections for fiscal year 2016 (*) (*) Consolidated forecast was calculated based on consolidated pro forma information for 2015 and 1Q16, which includes Itaú CorpBanca’s consolidation in the past. (2) Includes foreign units ex-Latin America; (2) Includes endorsements, sureties and corporate securities; (3) Provision for loan losses, net of recovery of loans written off as losses; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses. Reasons for divergence from projections: Total loan portfolio: a lower-than-expected growth in loan portfolio in the Consolidated is mainly driven by lower-than-expected credit origination levels for the Latin America portfolio. Result from loan losses: lower-than-expected levels for Result from loan losses are mainly driven by lower- than-expected provision levels for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectations when the Projection was disclosed. c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable. 201

ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT 12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying: a) The functions of the board of directors and of the permanent bodies and committees reporting to the former, indicating: i. whether they have their own internal regulations and, if applicable, the body responsible for the approval, the approval date, and, in the event the issuer discloses these regulations, where these documents can be found on the Web ii. whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM a.1 Board of Directors The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent on the Board of Directors to: · establish the general guidelines of the Company; · elect and remove from office the Company's officers and establish their functions; · appoint officers to comprise the Boards of Officers of the controlled companies as specified; · supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; · call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call; · express an opinion on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting; · resolve upon estimates of results and budgets for investments and respective action plans; · appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; · resolve on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts in the last annual or semi-annual balance sheet; · resolve on the payment of interest on capital; · resolve on the purchase of own shares, on a non-permanent basis, to be held in treasury, or on its cancellation or disposal; · resolve on the purchase and entry of put and call options supported by shares issued by the Company for purposes of being held in treasury, cancelled or sold, subject to CVM Instruction No. 567/2015, as amended; · resolve on the establishment of committees to address specific matters within the scope of the Board of Directors; · elect and remove members of the Audit Committee and Compensation Committee; · approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports; · assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; 202 ITEM 12. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT 12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying: a) The functions of the board of directors and of the permanent bodies and committees reporting to the former, indicating: i. whether they have their own internal regulations and, if applicable, the body responsible for the approval, the approval date, and, in the event the issuer discloses these regulations, where these documents can be found on the Web ii. whether the issuer has a statutory audit committee and, if it does, its main functions, how it works and whether it complies with applicable regulations issued by CVM a.1 Board of Directors The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent on the Board of Directors to: · establish the general guidelines of the Company; · elect and remove from office the Company's officers and establish their functions; · appoint officers to comprise the Boards of Officers of the controlled companies as specified; · supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; · call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call; · express an opinion on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting; · resolve upon estimates of results and budgets for investments and respective action plans; · appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; · resolve on the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts in the last annual or semi-annual balance sheet; · resolve on the payment of interest on capital; · resolve on the purchase of own shares, on a non-permanent basis, to be held in treasury, or on its cancellation or disposal; · resolve on the purchase and entry of put and call options supported by shares issued by the Company for purposes of being held in treasury, cancelled or sold, subject to CVM Instruction No. 567/2015, as amended; · resolve on the establishment of committees to address specific matters within the scope of the Board of Directors; · elect and remove members of the Audit Committee and Compensation Committee; · approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports; · assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence; 202

· approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the Issuer as registered in the last audited balance sheet; · state a position on the public offerings of shares or other securities issued by the Company; · decide, within the limit of the authorized capital, on the increase of capital and the issuance of credit securities and other instruments; and · examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report should be submitted to the Board of Directors in the latter scenario. The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairman or two co-chairmen, and it may also have up to three vice presidents. No individual who is 70 years of age on the date of election may be elected to the position of Board member. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charger of the Board of Directors. a.2 Executive Board The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors. The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, General Director, Director Vice President, Executive Officer and Officer, in compliance with the guidelines established by the Board of Directors for filling these positions. The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions. Two officers, one of whom will necessarily be the Chief Executive Officer, General Director, Director Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including offering guarantees for third parties' obligations; (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve on the establishment, closing and move of facilities; and (iv) appoint attorneys. Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only. The structure, composition and powers of the Executive Board are included in the Bylaws and its internal charter, approved by the Board of Directors on February 22, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board. a.3 Committees related to the Board of Directors Each committee related to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website. 203 · approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen per cent (15%) of the book value of the Issuer as registered in the last audited balance sheet; · state a position on the public offerings of shares or other securities issued by the Company; · decide, within the limit of the authorized capital, on the increase of capital and the issuance of credit securities and other instruments; and · examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its committees, provided that a report should be submitted to the Board of Directors in the latter scenario. The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting electing the Board, the latter will choose, among its peers, its chairman or two co-chairmen, and it may also have up to three vice presidents. No individual who is 70 years of age on the date of election may be elected to the position of Board member. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charger of the Board of Directors. a.2 Executive Board The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors. The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, General Director, Director Vice President, Executive Officer and Officer, in compliance with the guidelines established by the Board of Directors for filling these positions. The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions. Two officers, one of whom will necessarily be the Chief Executive Officer, General Director, Director Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for the Issuer, including offering guarantees for third parties' obligations; (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve on the establishment, closing and move of facilities; and (iv) appoint attorneys. Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ general meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only. The structure, composition and powers of the Executive Board are included in the Bylaws and its internal charter, approved by the Board of Directors on February 22, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board. a.3 Committees related to the Board of Directors Each committee related to the Board of Directors has its own internal charter contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the Investor Relations website. 203

a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, committees and Chief Executive Officer, and discussing on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Appointments Corporate Governance Committee Internal Charter. a.3.3 Personnel Committee The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > People Committee Internal Charter. a.3.4 Compensation Committee It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter. a.3.5 Capital and Risk Management Committee The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations on these matters to the approval of the Board. Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting the improvement of our risk culture. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Risk and Capital Management Committee Internal Charter. a.3.6 Audit Committee The Issuer has an Audit Committee, which complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements; compliance with legal and regulatory requirements; performance, independence and quality of the services provided by independent auditors; performance, 204 a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Strategy Committee Internal Charter. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, committees and Chief Executive Officer, and discussing on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Appointments Corporate Governance Committee Internal Charter. a.3.3 Personnel Committee The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs. The Personnel Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > People Committee Internal Charter. a.3.4 Compensation Committee It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter. a.3.5 Capital and Risk Management Committee The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations on these matters to the approval of the Board. Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital, and overseeing risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and to the complexity of operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting the improvement of our risk culture. The Capital and Risk Management Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Risk and Capital Management Committee Internal Charter. a.3.6 Audit Committee The Issuer has an Audit Committee, which complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements; compliance with legal and regulatory requirements; performance, independence and quality of the services provided by independent auditors; performance, 204 independence and quality of the work provided by the Internal Audit; and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate. The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation. The Committee has its own internal charter, approved by the Board of Directors on April 26, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Regulations. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out with transparency and on arm’s length terms. It is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Related Parties Committee. a.3.8 Social Responsibility Committee The Social Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as the initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor- relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Social Responsibility Committee. a.4. Internal Audit The Internal Audit is an independent activity and is aimed at providing assurance and advisory (special auditing), and is designed to add value and improve the organization’s operations. It helps the organization achieve its goals by way of a systematized and regulated approach to evaluate and improve the efficiency of the risk management, control and governance processes. The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. The Audit Executive Officer reports annually on the purpose, level of authority and responsibility of the Internal Audit and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and to the Audit Committee. iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the 205 independence and quality of the work provided by the Internal Audit; and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the Annual General Stockholders’ Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank and for companies overseen by SUSEP that are part of the Conglomerate. The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation. The Committee has its own internal charter, approved by the Board of Directors on April 26, 2018, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Audit Committee Regulations. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out with transparency and on arm’s length terms. It is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on October 27, 2016, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Related Parties Committee. a.3.8 Social Responsibility Committee The Social Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related thereto, as well as the initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor- relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Social Responsibility Committee. a.4. Internal Audit The Internal Audit is an independent activity and is aimed at providing assurance and advisory (special auditing), and is designed to add value and improve the organization’s operations. It helps the organization achieve its goals by way of a systematized and regulated approach to evaluate and improve the efficiency of the risk management, control and governance processes. The purpose of the Internal Audit Department is to evaluate the activities carried out by the Conglomerate, through audit techniques, thus enabling Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. The Audit Executive Officer reports annually on the purpose, level of authority and responsibility of the Internal Audit and confirms its independent performance to the Co-chairmen of the Board of Directors and to the Audit Committee. Any actual or apparent impediment to the independence or objectivity identified will be reported to the Co-chairmen of the Board of Directors and to the Audit Committee. iii. how the board of directors assesses the work of the independent audit, indicating whether the issuer has a policy to engage non-related audit services with the independent auditor, and informing the 205 body responsible for the approval, the approval date and, in the event the issuer discloses these regulations, where these documents can be found on the Web The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with areas that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors. The company has a policy to engage services provided by independent auditors, including non-related audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Board of Directors on March 29, 2018. b. in relation to the members of the board of statutory officers, state its functions and individual powers, indicating whether the board has an internal charter and, if applicable, the body responsible for the approval, the approval date, and, in the event the issuer discloses this regulation, where this document can be found on the Web The Board of Directors approved the Internal Charter of the Board of Statutory Officers on February 22, 2018. In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Board of Statutory Officers, elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Board of Statutory Officers, structure the Company’s services and set up internal and operational rules. General Directors, Director Vice Presidents, Executive Officers and Officers are responsible for the activities assigned to them by the Board of Directors. The internal charter of the executive board may be accessed on the Company’s website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board. c. the date of the establishment of the fiscal council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the fiscal council, and, in the event the issuer discloses this regulation, where this document can be found on the web Established on a permanent basis at the Annual General Stockholders’ Meeting of July 27, 2018, the Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three to five members and the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee. The Fiscal Council has its own internal charter, updated on April 25, 2019, and is disclosed on the Investor Relations website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Rules of the Fiscal Council), including its structure, composition, duties and operation rules. d) mechanisms for assessing the performance of the board of directors and each body or committee that reports to the board of directors, informing, if applicable: i. the frequency of the assessment and its scope, stating whether the assessment is only of the specific body or it also includes the individual evaluation of its members ii. the methodology adopted and the main criteria used in the evaluation iii. how the results of the evaluation are used by the issuer to improve the operation of that body iv. whether external consulting or advisory services were engaged. 206 body responsible for the approval, the approval date and, in the event the issuer discloses these regulations, where these documents can be found on the Web The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, updated annually, filled out by the Committee based on its direct observation, interviews with Officers who have a relationship with the independent auditors, as well as on the outcome of the qualitative and quantitative survey with areas that have a direct relationship with the independent auditors and the CFOs of foreign units. The Audit Committee formally submits the outcome of this assessment in writing to the engagement partner of the independent auditors, with whom it is discussed at an in-person meeting, and to the Board of Directors. The company has a policy to engage services provided by independent auditors, including non-related audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Board of Directors on March 29, 2018. b. in relation to the members of the board of statutory officers, state its functions and individual powers, indicating whether the board has an internal charter and, if applicable, the body responsible for the approval, the approval date, and, in the event the issuer discloses this regulation, where this document can be found on the Web The Board of Directors approved the Internal Charter of the Board of Statutory Officers on February 22, 2018. In accordance with this Internal Charter, the operational or executive functions related to management and representation of the Company will be the responsibility of the Board of Statutory Officers, elected by the Board of Directors. The Chief Executive Officer is responsible for overseeing the performance of the Board of Statutory Officers, structure the Company’s services and set up internal and operational rules. General Directors, Director Vice Presidents, Executive Officers and Officers are responsible for the activities assigned to them by the Board of Directors. The internal charter of the executive board may be accessed on the Company’s website at www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Internal Charter of the Executive Board. c. the date of the establishment of the fiscal council, if not permanent, indicating whether the council has an internal charter and, if applicable, the date it was approved by the fiscal council, and, in the event the issuer discloses this regulation, where this document can be found on the web Established on a permanent basis at the Annual General Stockholders’ Meeting of July 27, 2018, the Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, review our financial statements for the fiscal year, and issue an opinion on those financial statements, among other duties provided for by Brazilian legislation. It is composed of three to five members and the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee. The Fiscal Council has its own internal charter, updated on April 25, 2019, and is disclosed on the Investor Relations website www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Rules of the Fiscal Council), including its structure, composition, duties and operation rules. d) mechanisms for assessing the performance of the board of directors and each body or committee that reports to the board of directors, informing, if applicable: i. the frequency of the assessment and its scope, stating whether the assessment is only of the specific body or it also includes the individual evaluation of its members ii. the methodology adopted and the main criteria used in the evaluation iii. how the results of the evaluation are used by the issuer to improve the operation of that body iv. whether external consulting or advisory services were engaged. 206

The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the committees related thereto, is assessed on an annual basis to verify the performance of our management members, in compliance with the best corporate governance practices. The reelection of members of the Board of Directors and committees considers their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-chairmen) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-chairmen) and each committee, as it seeks to reach a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each one of the committees, and each member of the Board of Directors and the committees are interviewed on an individual basis. The responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Executive Board Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-goals with other departments. 12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating: a) call notice terms According to Article 124, item II of the Brazilian Corporate Law, the term for the first call for general stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting, and eight days for second call. The Annual General Stockholders` Meeting of April 24, 2019 was called with over 30 days in advance. b) duties It is incumbent upon the Annual General Stockholders’ Meeting to: · resolve upon the financial statements and the distribution and investment of profits; · resolve upon the management report and the accounts of the Executive Board; · establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board; · appoint, elect and remove members of the Board of Directors; · approve capital changes, subject to the authority of the Board of Directors to change the capital up to the limit of the authorized capital, regardless of a statutory reform. · resolve upon mergers, takeovers, spin-offs or any other forms of corporate restructuring; · resolve upon retained earnings or the allocation to reserves; and · resolve upon stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries. c) addresses (street or electronic) where the documents related to general stockholders’ meeting will be available to stockholders for analysis 207 The performance of the Board of Directors, its members and its Chairman (or Co-chairmen), as well as of the committees related thereto, is assessed on an annual basis to verify the performance of our management members, in compliance with the best corporate governance practices. The reelection of members of the Board of Directors and committees considers their good performance in the period and the regular attendance to meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman (or Co-chairmen) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman (or Co-chairmen) and each committee, as it seeks to reach a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each one of the committees, and each member of the Board of Directors and the committees are interviewed on an individual basis. The responses are analyzed and compared to the outcomes of previous years, to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Executive Board Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-goals with other departments. 12.2. Describe the rules, policies and practices related to general stockholders’ meetings, indicating: a) call notice terms According to Article 124, item II of the Brazilian Corporate Law, the term for the first call for general stockholders’ meetings of publicly-held companies is fifteen days before the date of the meeting, and eight days for second call. The Annual General Stockholders` Meeting of April 24, 2019 was called with over 30 days in advance. b) duties It is incumbent upon the Annual General Stockholders’ Meeting to: · resolve upon the financial statements and the distribution and investment of profits; · resolve upon the management report and the accounts of the Executive Board; · establish the annual aggregate compensation of the members of the Board of Directors and the Executive Board; · appoint, elect and remove members of the Board of Directors; · approve capital changes, subject to the authority of the Board of Directors to change the capital up to the limit of the authorized capital, regardless of a statutory reform. · resolve upon mergers, takeovers, spin-offs or any other forms of corporate restructuring; · resolve upon retained earnings or the allocation to reserves; and · resolve upon stock option plans or stock grant plans for shares issued by the Issuer or its subsidiaries. c) addresses (street or electronic) where the documents related to general stockholders’ meeting will be available to stockholders for analysis 207

Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM (http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by the email investor-relations@itau-unibanco.com.br. d) identification and management of conflicts of interest According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at meetings that are intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being required to transfer to the Issuer any advantages obtained. Additionally, while the General Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon. When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting. e) request for proxies by management for the exercise of voting rights We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The proxy request is fully funded by the Issuer. f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer. a) Legal Entities in Brazil: authenticated copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public; b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office. In order to facilitate the works of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail or by messenger to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902 or email drinvest@itau-unibanco.com.br (in this case they must take a hardcopy of the document to the Meeting). 208 Documents to be analyzed at general stockholders’ meetings are available to stockholders on the Issuer’s Investor Relations website (www.itau.com.br/investor-relations), as well as on the website of CVM (http://www.cvm.gov.br) or on the website of B3 (www.b3.com.br). Stockholders may also request a copy of said documents by the email investor-relations@itau-unibanco.com.br. d) identification and management of conflicts of interest According to paragraphs 1 and 4 of Article 115 of Brazilian Corporate Law, stockholders cannot vote at meetings that are intended to resolve on appraisal reports on assets used to form the capital, approval of their accounts as management members or any other resolution that could particularly benefit them, or where their interests are in conflict with those of the Issuer, under penalty of: (i) the resolution being voided, (ii) being held liable for any damage caused, and (iii) being required to transfer to the Issuer any advantages obtained. Additionally, while the General Meeting is being held, attending stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised accordingly, as it is done at meetings of the Company’s management and inspection bodies. Any attending stockholder aware of any conflicting situation regarding another stockholder and the matter subject to resolution must speak up thereon. When a conflict of interest is brought into light, the conflicted stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting. e) request for proxies by management for the exercise of voting rights We make proxies available, according to Attachment 23 to CVM Instruction No. 481/09, for the purpose of offering an additional mechanism to facilitate the attendance of stockholders at general meetings. The proxy request is fully funded by the Issuer. f) formalities necessary for accepting proxy instruments granted by stockholders, indicating whether the issuer requires or waives notarized signatures, notarization, consularization and sworn translation and if the issuer accepts proxies granted by stockholders via electronic means Stockholders may be represented at general stockholders’ meetings by a proxy, under the terms of Article 126 of Brazilian Corporate Law, provided that the proxy is bearing an identity document and the following documents that evidence the validity of the proxy. The Issuer requests for any documents issued abroad to be consularized, apostilled and accompanied by the respective sworn translation. It is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer. a) Legal Entities in Brazil: authenticated copy of the articles of association/Bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public; b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office. In order to facilitate the works of the General Stockholders’ Meeting, the Company suggests that stockholders represented by proxy holders submit, up to two (2) days in advance, a copy of the documents listed above by mail or by messenger to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902 or email drinvest@itau-unibanco.com.br (in this case they must take a hardcopy of the document to the Meeting). 208

g) formalities necessary for accepting a distance voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization. Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/Bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder’s picture. The Issuer requests for any documents issued abroad to be consularized or apostilled and accompanied by the respective sworn translation. If they so prefer, the stockholders may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. h) whether the company makes available an electronic system to receive remote voting forms or distance participation. Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the remote voting form. Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-LII of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Fiscal Council or (ii) proposed resolutions for the Issuer’s annual general stockholders’ meetings. In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, proposals should be forwarded to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902 or email drinvest@itau-unibanco.com.br Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02. The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09. 209 g) formalities necessary for accepting a distance voting form, when sent directly to the Company, indicating whether the issuer requires or waives notarized signatures, notarization and consularization. Any stockholders choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below: (i) a hardcopy of the voting form duly filled, initialized and signed (consularization and sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of association/Bylaws, proof of election of management members, and notarized copy of the ID documentation of these representatives; and for Individuals: a notarized copy of the ID document bearing the stockholder’s picture. The Issuer requests for any documents issued abroad to be consularized or apostilled and accompanied by the respective sworn translation. If they so prefer, the stockholders may send digital copies of the documents referred to in (i) and (ii) above to email drinvest@itau-unibanco.com.br, and, in this case, they should also send the hardcopy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 Upon receipt of the documents referred to in (i) and (ii) above, the Issuer will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. h) whether the company makes available an electronic system to receive remote voting forms or distance participation. Stockholders may forward the digitalized copies of the remote voting form and other documentation to drinvest@itau-unibanco.com.br, and, accordingly, they will have to also forward the original copy of the voting form and the notarized copy of other required documents up to seven (7) days before the Meeting to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 i) instructions for the stockholder or group of stockholders to include proposals for resolution, slates or applicants to members of the board of directors and fiscal council in the remote voting form. Stockholders representing the minimum percentages set forth in Attachments 21-L-I and 21-LII of CVM Instruction No. 481/09 may request the inclusion in the remote voting form, respectively, of (i) candidates to the Board of Directors and the Fiscal Council or (ii) proposed resolutions for the Issuer’s annual general stockholders’ meetings. In accordance with the terms set forth in Article 21-L of CVM Instruction No. 481/09, proposals should be forwarded to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100 Torre Conceição, 3º andar - Parque Jabaquara São Paulo (SP) - CEP 04344-902 or email drinvest@itau-unibanco.com.br Stockholders willing to nominate candidates to the Board of Directors or the Fiscal Council should submit evidence required to meet the minimum eligibility requirements applicable to the position, pursuant to the Brazilian Corporate Law, Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02. The Issuer will provide feedback to stockholders in up to three (3) business days after receiving the inclusion request, in accordance with Article 21-N of CVM Instruction No. 481/09. 209

j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas The Issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agenda. However, it makes a channel available on the Investor Relations website (www.itau.com.br/investor- relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through link “Contact IR” on the Investor Relations website: (www.itau.com.br/investor-relations > Menu > Contact IR > IR Service). In field “Subject”, the stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”. The Annual General Stockholders’ Meeting Manual, published on March 22, 2019, is available on our Investor Relations website: www.itau.com.br/investor-relations > Menu > Reports > Brazilian Securities and Exchange Commission (CVM) > General Meetings > Information on the Ordinary General Meeting on April 24, 2019. k) other information required to remote voting and exercise of the remote voting right All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, and encouraging all stockholders to exercise their voting right and transparency in the market. 12.3. Describe the rules, policies and practices related to the board of directors, indicating: a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary meetings In 2018, the Board of Directors met ordinarily twelve (12) times, four (4) for approving financial statements, and two (2) for seminars. b) if applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Others > Shareholders Agreement - IUPAR c) Rules for identifying and managing conflicts of interest According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after their election, the elected member must inform the other members of the Board of Directors of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board of Directors can only participate in up to four boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed. 210 j) whether the company makes available forums and pages on the Internet designed for receiving and sharing comments of stockholders on the meetings’ agendas The Issuer has no forum designed for receiving and sharing stockholders’ comments on the meetings’ agenda. However, it makes a channel available on the Investor Relations website (www.itau.com.br/investor- relations) so that stockholders can send suggestions, criticisms or questions directly to the Board of Directors through link “Contact IR” on the Investor Relations website: (www.itau.com.br/investor-relations > Menu > Contact IR > IR Service). In field “Subject”, the stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”. The Annual General Stockholders’ Meeting Manual, published on March 22, 2019, is available on our Investor Relations website: www.itau.com.br/investor-relations > Menu > Reports > Brazilian Securities and Exchange Commission (CVM) > General Meetings > Information on the Ordinary General Meeting on April 24, 2019. k) other information required to remote voting and exercise of the remote voting right All information required for stockholders to exercise their remote voting right is included in this Reference Form and in the General Stockholders’ Meeting Manual, corroborating the Issuer’s commitment to promote the best corporate governance practices, and encouraging all stockholders to exercise their voting right and transparency in the market. 12.3. Describe the rules, policies and practices related to the board of directors, indicating: a) number of meetings held in the last fiscal year, specifying the number of annual and extraordinary meetings In 2018, the Board of Directors met ordinarily twelve (12) times, four (4) for approving financial statements, and two (2) for seminars. b) if applicable, the provisions in the stockholders’ agreement that place restrictions or conditions on the exercise of the voting rights of the members of the board The Stockholders’ Agreement provides that the members appointed as established therein will always vote jointly on certain matters: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Others > Shareholders Agreement - IUPAR c) Rules for identifying and managing conflicts of interest According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with the Issuer’s. Each member must communicate to the Board of Directors any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, before the start of any discussion on each topic. In the first meeting after their election, the elected member must inform the other members of the Board of Directors of: (a) the main activities they carry out outside the Issuer; (b) participation in the boards of other companies; and (c) business relationships with companies of the Itaú Unibanco Conglomerate, including the provision of services to these companies. This information must be provided on an annual basis and whenever a new event that requires the updating of this information occurs. The members of the Board of Directors can only participate in up to four boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If the member of the Board or company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be carried out under market conditions; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was carried out under market conditions; and (c) the transaction must be reported to and conducted by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed. 210

d. whether the issuer has a policy for nomination of members of the board of directors formally approved, informing, if applicable: i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where in the web this document can be found ii. main characteristics of this policy, including guidelines for the nomination of members of the board of directors, composition of the body and selection of members The Company has a policy for the nomination of members of the Board of Directors, committees reporting to the Board of Directors and the Executive Board, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. The members nominated to the Board of Directors must be highly qualified professionals, with outstanding experience (technical, professional, academic) and aligned with Itaú Unibanco’s values and culture. The nomination process must also consider people with different profiles and characteristics, aimed at complementing duties and diversity, such as gender, race and age group, among others. According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and attendance at the meetings in the previous term of office. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. The Board of Directors should be made up of at least 1/3 of independent members and, in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders. 12.4. If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration Not applicable. 211 d. whether the issuer has a policy for nomination of members of the board of directors formally approved, informing, if applicable: i. the body responsible for approving the policy, date of approval, and if the issuer discloses the policy, where in the web this document can be found ii. main characteristics of this policy, including guidelines for the nomination of members of the board of directors, composition of the body and selection of members The Company has a policy for the nomination of members of the Board of Directors, committees reporting to the Board of Directors and the Executive Board, approved by the Board of Directors on January 31, 2019, and disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. The members nominated to the Board of Directors must be highly qualified professionals, with outstanding experience (technical, professional, academic) and aligned with Itaú Unibanco’s values and culture. The nomination process must also consider people with different profiles and characteristics, aimed at complementing duties and diversity, such as gender, race and age group, among others. According to the Nomination Policy, the composition of the Board of Directors should be assessed on an annual basis to ensure the complementary duties of its members. Accordingly, the proposal for reelection of members of the Board of Directors should consider their good performance during the period, experience and attendance at the meetings in the previous term of office. No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of their election. The Board of Directors should be made up of at least 1/3 of independent members and, in the event the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), and (ii) the nearest lower integer, when the fraction is lower than five tenths (0.5). The calculation of vacancies for independent members will include all members qualified in accordance with the Company’s Corporate Governance Policy, regardless of whether they were nominated by controlling or minority stockholders. 12.4. If applicable, describe the commitment clause contained in the Bylaws for settling conflicts between stockholders and between stockholders and the issuer by means of arbitration Not applicable. 211

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Tom Gouvêa Gerth 256.166.718-94 Not applicable.	08/29/1975 Business Administrator and Accountant	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Director Vice President	04/25/2019	Annual No	3 0.00%
Gilberto Frussa 127.235.568-32 Not applicable.	10/20/1966 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	3 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Member of the Disclosure and Trading Committee	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	5 0.00%

212

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Sérgio Mychkis Goldstein	11/12/1977	Board of Officers member only	04/25/2019	Annual	3
282.310.718-57	Lawyer	19 – Other officers		No	0.00%
Not applicable		Officer			
Claudia Politanski	08/31/1970	Board of Officers member only	04/25/2019	Annual	11
132.874.158-32	Lawyer	19 – Other officers		No	0.00%
Member of the Social Responsibility Committee		Director Vice President			
Alexsandro Broedel	10/05/1974	Board of Officers member only	04/25/2019	Annual	6
031.212.717-09	Accountant	19 – Other officers		No	0.00%
Investor Relations Officer Chairman of the Disclosure ad Trading Committee		Executive Officer			
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/25/2019	Annual	8
186.130.758-60	Information Technologist	19 – Other officers		No	0.00%
Not applicable.		Officer			

213

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	2 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee	12/05/1958 Business Administrator	Board of Officers member only 19 – Other officers Chief Executive Officer	04/25/2019	Annual No	11 0.00%
José Virgilio Vita Neto 223.403.628-30 Not applicable.	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/25/2019	Annual No	5 0.00%
Rodrigo Luís Rosa Couto 882.947.650-15 Not applicable.	08/08/1975 Business Administrator	Board of Officers member only 19- Other officers Officer	04/25/2019	Annual No	8 0.00%
Fernando Barçante Tostes Malta 992.648.037-34 Not applicable	04/14/1968 Systems Analyst	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	3 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	4 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	1 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Member of the Disclosure and Trading Committee	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Executive Officer	04/25/2019	Annual No	5 0.00%
Caio Ibrahim David 101.398.578-85 Member of the Disclosure and Trading	01/20/1968 Engineer	Board of Officers member only 19- Other officers General Director	04/25/2019	Annual No	3 0.00%

214

Committee Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/25/2019 Annual 1 252.026.488-80 Business 19- Other officers No 0.00% Not applicable. Administrator Director Vice President Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/25/2019 Annual 4 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/24/2019 Annual 1 Pedagogic 29- Other board officers Yes 0.00% 066.530.828-06 Professional Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/03/1954 Board of Directors member only 04/24/2019 Annual 4 Fábio Colletti Barbosa Business 29- Other board officers Yes 100.00% 771.733.258-20 Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee 215Committee Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/25/2019 Annual 1 252.026.488-80 Business 19- Other officers No 0.00% Not applicable. Administrator Director Vice President Márcio de Andrade Schettini 05/22/1964 Board of Officers member only 04/25/2019 Annual 4 662.031.207-15 Engineer 19 – Other officers No 0.00% Not Applicable General Director Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/24/2019 Annual 1 Pedagogic 29- Other board officers Yes 0.00% 066.530.828-06 Professional Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee 10/03/1954 Board of Directors member only 04/24/2019 Annual 4 Fábio Colletti Barbosa Business 29- Other board officers Yes 100.00% 771.733.258-20 Administrator Member of the Board of Directors Member of the Personnel Committee (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee 215

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Gustavo Jorge Laboissière Loyola 101.942.071-53 Member of the Related Parties Committee Member of the Compensation Committee Chairman of the Audi Committee	12/19/1952 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	11 100.00%
José Galló 032.767.670-15 Member of the Personnel Committee	09/11/1951 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	3 100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Compensation Committee Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	07/13/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/24/2019	Annual Yes	11 100.00%
Pedro Moreira Salles 551.222.567-72 Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee	10/20/1959 Banker	Board of Directors member only 29 – Other board members Co-chairman of the Board of Directors (non-executive director)	04/24/2019	Annual Yes	11 100.00%

216

12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/24/2019 Annual 11 252.398.288-90 Engineer 29 - Other board members Yes 33.33% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/24/2019 Annual 11 014.414.218-07 Business 29 - Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/24/2019 Annual 11 007.738.228-52 Engineer 29 - Other board members Yes 100.00% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee 217 12.5/6 - Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of Term of office Number of election consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture controlling attendance at stockholder meetings Other positions held and roles performed at the issuer Description of other positions/roles Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/24/2019 Annual 11 252.398.288-90 Engineer 29 - Other board members Yes 33.33% Member of the Strategy Committee Member of the Board of Directors (executive director) Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/24/2019 Annual 11 014.414.218-07 Business 29 - Other board members Yes 100.00% Member of the Personnel Committee Administrator Member of the Board of Directors (non- Member of the Nomination and executive director) Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/24/2019 Annual 11 007.738.228-52 Engineer 29 - Other board members Yes 100.00% Member of the Capital and Risk Co-chairman of the Board of Directors Management Committee (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee 217

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Moreira Salles	04/11/1981	Board of Directors member only	04/24/2019	Annual	2
295.520.008-58	Economist	29 - Other board members		Yes	100.00%
Member of the Strategy Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/24/2019	Annual	2
700.536.698-00	Economist	29 - Other board members		Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (non-executive director)			
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/24/2019	Annual	2
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/24/2019	Annual	3
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder		Yes	100.00%
Not applicable.					
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/24/2019	Annual	3
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by preferred stockholders		No	0.00%
Not applicable.					

218

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
João Costa	08/10/1950	Fiscal Council	04/24/2019	Annual	10
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder		Yes	0.00%
Not applicable.					
Debora Santille	04/26/1967	Fiscal Council	04/24/2019	Annual	0
119.092.178-24	Business Administrator	47 - Fiscal Council (Alternate) Nominated by the controlling stockholder		No	0.00%
Not applicable.					
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/24/2019	Annual	8
372.202.688-15	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder		Yes	100.00%
Not applicable.					

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.
Main activity of the company: Holding company.
Itaú Unibanco S.A.: Officer since December 2015.
Main activity of the company: Multiple-service banking, with commercial portfolio.
Banco Itaú BBA S.A.: Officer since December 2015.
Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas:
(i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations.
(ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments.
(iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds.
(iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded.
(v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court.
(vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans.
(vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.
(viii) Tax Advisory and Litigation.
Main activity of the company: Multiple-service banking, with investment portfolio.

219

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. 220 CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. 220 CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Mr. Bortoloto joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. Currently, Mr. Bortoloto is Officer of the Internal Audit Department, being responsible for managing the Audit Department, the mission of which is to plan, carry out and report audits in Itaú Unibanco Conglomerate’s Retail processes and business, and of the Wealth Management Services unit. He has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Ernst & Young Auditores Independentes: Information Technology Auditor and Senior Consultant from May 2001 to June 2003. Main activity of the company: Accounting and tax audit and consulting services. Banco Bandeirantes SA: Information Technology and Process Auditor from June 1992 to April 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. 221 Main activity of the company: Holding company. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Emerson Macedo Bortoloto - 186.130.758-60 Itaú Unibanco Holding S.A.: Officer since November 2011. Main activity of the company: Holding company. Mr. Bortoloto joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. Currently, Mr. Bortoloto is Officer of the Internal Audit Department, being responsible for managing the Audit Department, the mission of which is to plan, carry out and report audits in Itaú Unibanco Conglomerate’s Retail processes and business, and of the Wealth Management Services unit. He has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting. Ernst & Young Auditores Independentes: Information Technology Auditor and Senior Consultant from May 2001 to June 2003. Main activity of the company: Accounting and tax audit and consulting services. Banco Bandeirantes SA: Information Technology and Process Auditor from June 1992 to April 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Tatiana Grecco - 167.629.258-63 Itaú Unibanco Holding S.A.: Officer since June 2017. 221 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2004 to March 2013; Chief Executive Officer from August 2005 to January 2017 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. 222 Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018. Main activity of the company: Lease operations. Investimentos Bemge S.A.: Member of the Board of Director since April 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2004 to March 2013; Chief Executive Officer from August 2005 to January 2017 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Virgilio Vita Neto - 223.403.628-30 Itaú Unibanco Holding S.A.: Officer since April 2015. 222 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer 223 services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle Itaú Unibanco S.A.: Officer since October 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rodrigo Luís Rosa Couto - 882.947.650-15 Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since February 2018. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Banco Itaú BBA S.A.: Officer since June 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations. Itaú Unibanco S.A.: Officer since December 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. McKinsey & Company: Associate from September 2005 to February 2008. Central Bank of Brazil: Inspector from 1998 to 2003. BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003. Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fernando Barçante Tostes Malta - 992.648.037-34 Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer 223 services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle

Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since December 2018 and Officer from February 2015 to April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. 224 Banco Itaú BBA S.A.: Officer since April 2016. Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A. Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Paulo Sergio Miron - 076.444.278-30 Itaú Unibanco Holding S.A.: Executive Officer since July 2015. Main activity of the company: Holding company. Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco. PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil. Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market. Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing. Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Adriano Cabral Volpini - 162.572.558-21 Itaú Unibanco Holding S.A.: Officer since December 2018 and Officer from February 2015 to April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio. 224 Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer from January 2014 to November 2018. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President from May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the 225 Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer from January 2014 to November 2018. Main activity of the company: Lease operations. Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Caio Ibrahim David - 101.398.578-85 Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since February 2019; Director Vice President from May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the 225 Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca: Member of the Board of Directors since 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: CEO from January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Banco BBA Creditanstalt S.A.: Officer from July 2003 to April 2005. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 226 Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca: Member of the Board of Directors since 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: CEO from January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments. Main activity of the company: Multiple-service banking, with investment portfolio. Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018. Main activity of the company: Lease operations. Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company. Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Payment services provider. Banco BBA Creditanstalt S.A.: Officer from July 2003 to April 2005. Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 226

Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. 227 Márcio de Andrade Schettini - 662.031.207-15 Itaú Unibanco Holding S.A.: General Director since July 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Andre Balestrin Cestare - 213.634.648-25 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. Investimentos Bemge S.A.: Officer since August 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Officer since August 2017. Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management. Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses. Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model. Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget. Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Renato Barbosa do Nascimento - 161.373.518-90 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. 227

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 228 PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil. PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 228

Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio. 229 Tom Gouvêa Gerth - 256.166.718-94 Itaú Unibanco Holding S.A.: Officer since November 2017. Main activity of the company: Holding company. PayPal do Brasil Serviços de Pagamentos Ltda.: Officer of the Controller’s Department for Latin America from June 2015 to June 2017 and Member of the Executive Committee for Latin America. Main activity of the company: Other activities of services rendered mainly to the companies not mentioned previously. Metropolitan Life Seguros e Previdência S.A. (MetLife): Controller from August 2013 to May 2015, responsible for financial reports, treasury, internal controls and taxes. Main activity of the company: Life insurance company. PricewaterhouseCoopers: Senior Manager, Mr. Gerth started his career in April 1998 and remained in the company until July 2013. He worked in the Capital Markets & Accounting Advisory Services Area focused on advising clients on issues involving US GAAP, IFRS and requirements from the Securities and Exchange Commission (SEC). Mr. Gerth worked in the New York office from 2007 to 2009. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP) in 2000, and in Business Administration from Universidade Mackenzie in 1997; International Executive MBA from Fundação Instituto de Administração (FIA) completed in 2011; and continuing education courses from Fundação Dom Cabral and The University of Chicago Booth School of Business. He is a US Certified Public Accountant (CPA) and Member of the American Institute of Certified Public Accountants (AICPA). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. André Sapoznik - 165.085.128-62 Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO Gilberto Frussa - 127.235.568-32 Itaú Unibanco Holding S.A.: Officer since April 2016. Main activity of the company: Holding company. Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017. Main activity of the company: Lease operations. Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multiple-service banking, with investment portfolio. 229

Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. 230 Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995. Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993. Main activity of the company: Multiple-service banking, with investment portfolio. Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989. Other experiences: Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015. Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela - 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. 230

Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. 231 Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. 231

Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to August 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. 232 Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to August 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. 232

Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. 233 Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. 233

Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. 234 Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. 234

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading 235 Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading 235

Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. 236 Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. 236

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. 237 Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. 237

Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 238Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Reinaldo Guerreiro - 503.946.658-72 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017. Main activity of the company: Holding company. Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016. Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company. Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016. Main activity of the company: Oil exploration, extraction and refining. Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017). Main activity of the company: Water collection, treatment and distribution. Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees. Main activity of the company: Higher education – undergraduate and graduate courses. School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department. Main activity of the company: Higher education – undergraduate and graduate courses. FEA-USP Endowment Fund: Member of the Fiscal Council since 2016. Main activity of the fund: Raising and investment of funds to support FEA-USP. Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 238

Alkimar Ribeiro Moura - 031.077.288-53 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2019; Alternate Member of the Fiscal Council from June 2016. To March 2019. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. 239Alkimar Ribeiro Moura - 031.077.288-53 Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company. São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017. Main activity of the company: Management of organized over-the-counter markets. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Independent Member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body. Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking. Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988. Main activity of the company: Federal government agency. Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking. Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Eduardo Azevedo do Valle - 598.809.967-04 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2019; Alternate Member of the Fiscal Council from June 2016. To March 2019. Main activity of the company: Holding company. Valens Brasil Ltda. ME: Managing Partner since January 2015. Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others. BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015. Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics. Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014. Main activity of the company: Port and logistics support to oil exploration and production. Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012. Main activity of the company: Production of steel pipes for the oil and gas industry. Brasco Logística Offshore: CEO from January 2007 to March 2010. Main activity of the company: Port and logistics support to oil exploration and production. Praxair Distribution, Inc: Vice President from January 1999 to August 2003. Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada. White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992. 239

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high- pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Debora Santille - 119.092.178-24 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since April 2019. Main activity of the company: Holding company. EMGEA S/A Asset Management Company (Federal State): Effective Member of the Board of Directors since June 2018 (independent director). Main activity of the company: Federal State, linked to the Ministry of Economy. BeOn Corporate Services: Director Partner since May 2014 Main activity of the company: Corporate consulting services. MIT Digital Banking Judge - Brazil: Member since September 2017. Main activity of the company: Identifies and awards organizations that have been working to enable inclusive innovation for everyone. Fernbach Software S.A.: Country Manager Director from 2010 to 2013 Main activity of the company: Banking Software Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main activity of the company: Hotels, travel agencies, and casino management. Grupo Mesquita S.A., current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: Holding company and operator of dry port; EADI; customs clearance; distribution center, car and equipment rental; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Relations with Shareholders from 2002 to 2004. Main activity of the company: Exchange and securities broker. Outsourcing in foreign trade. Grupo Saúde Sancil S.A., current Medial: Independent Director since 2002. Main activity of the company: Operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Information technology, information security services. Seguradora Roma S.A., current Mapfre. Treasurer Manager from 1997 to 1998. Main activity of the company: Insurance. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications. Mobile operator. 240Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high- pressure cylinders in Brazil and South America. Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities. Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes. Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010. IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members NACD (National Association of Corporate Directors), USA: NACD Governance Fellow. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Debora Santille - 119.092.178-24 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since April 2019. Main activity of the company: Holding company. EMGEA S/A Asset Management Company (Federal State): Effective Member of the Board of Directors since June 2018 (independent director). Main activity of the company: Federal State, linked to the Ministry of Economy. BeOn Corporate Services: Director Partner since May 2014 Main activity of the company: Corporate consulting services. MIT Digital Banking Judge - Brazil: Member since September 2017. Main activity of the company: Identifies and awards organizations that have been working to enable inclusive innovation for everyone. Fernbach Software S.A.: Country Manager Director from 2010 to 2013 Main activity of the company: Banking Software Banco Safra S.A.: Independent Director from 2004 to 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Grupo ACCOR S.A.: Independent Director from 2004 to 2011. Main activity of the company: Hotels, travel agencies, and casino management. Grupo Mesquita S.A., current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007. Main activity of the company: Holding company and operator of dry port; EADI; customs clearance; distribution center, car and equipment rental; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Relations with Shareholders from 2002 to 2004. Main activity of the company: Exchange and securities broker. Outsourcing in foreign trade. Grupo Saúde Sancil S.A., current Medial: Independent Director since 2002. Main activity of the company: Operator of health insurance, hospitals and clinical laboratories. Grupo Multirede Informática S.A.: CFO from 2000 to 2001. Main activity of the company: Information technology, information security services. Seguradora Roma S.A., current Mapfre. Treasurer Manager from 1997 to 1998. Main activity of the company: Insurance. Grupo Eriline S.A.: Independent Director from 1996 to 1999. Main activity of the company: Telecommunications. Mobile operator. 240

Grupo Excel Banco S.A.: Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Holding company and multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Product development from 1987 to 1991. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic Background: Postgraduate degree in Controllership from Mackenzie University (2003) and Bachelor’s degree in Business Administration from UNICID (1996); extension course in International Business Management from University of Miami/USA (2016); Corporate Governance & Capital Markets from B.I. International Executive Education - IDE/FGV/SP (2015); Business Recovery from FGV/SP (2006) and International Controllership from Integration School of Business/SP (2001). Qualification in IPO/OPA - B3 (2017); Governance for Publicly-Held Companies and Mixed Capital Companies — IBGC (2018). Qualification in Leadership for State‐owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Director certified by IBGC. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003. 241Grupo Excel Banco S.A.: Budgetary Planning and Control from 1991 to 1994. Main activity of the company: Holding company and multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Product development from 1987 to 1991. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic Background: Postgraduate degree in Controllership from Mackenzie University (2003) and Bachelor’s degree in Business Administration from UNICID (1996); extension course in International Business Management from University of Miami/USA (2016); Corporate Governance & Capital Markets from B.I. International Executive Education - IDE/FGV/SP (2015); Business Recovery from FGV/SP (2006) and International Controllership from Integration School of Business/SP (2001). Qualification in IPO/OPA - B3 (2017); Governance for Publicly-Held Companies and Mixed Capital Companies — IBGC (2018). Qualification in Leadership for State‐owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Director certified by IBGC. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Costa - 476.511.728-68 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009. Main activity of the company: Holding company. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008. Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Caruso Cruz Henriques - 372.202.688-15 Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017. Main activity of the company: Holding company. Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company. Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaucard S.A.: Officer from March 2000 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003. 241

Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 242Main activity of the company: Securities dealer. Banco Itaú Cartões S.A.: Managing Officer from July to October 2000. Main activity of the company: Investment banking. Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003. Main activity of the company: Retail trading specialized in IT equipment and supplies. Corhen Serviços Ltda.: Executive President since 2003. Main activity of the company: Combined office and administrative support services. Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 242

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office	
Other positions held/roles performed at the issuer						
Antonio Carlos Barbosa de Oliveira	Audit Committee	Committee member (effective)	Engineer	04/25/2019	Annual	97.06%
528.154.718-68			06/13/1951		1	
Not applicable.						
Antonio Francisco de Lima Neto	Audit Committee	Committee member (effective)	Economist	04/25/2019	Annual	97.06%
231.877.943-00			06/13/1965		4	
Not applicable.						
Diego Fresco Gutierrez	Audit Committee	Committee member (effective)	Accountant	04/25/2019	Annual	97.06%
214.970.328-90			01/24/1970		6	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/25/2019	Annual	97.06%
101.942.071-53			12/19/1952		2	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member (effective)	Economist	04/25/2019	Annual	76.47%
036.221.618-50			06/23/1959		5	
Not applicable.						
Rogério Paulo Calderón Peres	Audit Committee	Committee member (effective)	Business Administrator	04/25/2019	Annual	97.06%
035.248.608-26			02/02/1962		3	
Not applicable.						
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
101.942.071-53			12/19/1952	04/25/2019	3	
Member of the Board of Directors Chairman of the Audit Committee Member of the Related Parties Committee						

243

Geraldo José Carbone 952.589.818-00 Not applicable.	Compensation Committee	Committee member (effective)	Economist 08/02/1956	04/25/2019 04/25/2019	Annual 1	100.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Compensation Committee	Committee member (effective)	Economist 07/13/1956	04/25/2019 04/25/2019	Annual 9	100.00%
Pedro Moreira Salles 551.222.567-72 Co-chairman of the Board of Directors Chairman of Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	Compensation Committee	Committee member (effective)	Banker 10/20/1959	04/25/2019 04/25/2019	Annual 9	100.00%

244

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Roberto Egydio Setubal 007.738.228-52 Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee	Compensation Committee	Chairman of the Committee	Engineer	04/25/2019 04/25/2019	Annual 2	100.00%
Alexsandro Broedel 031.212.717-09 Executive Officer Investor Relations Officer	Other committees Disclosure and Trding Committee	Chairman of the Committee	Accountant 10/05/1974	04/25/2019 04/25/2019	Annual 6	100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Business Administrator 09/01/1958	04/25/2019 04/25/2019	Annual 10	100.00%

245

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 4 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 0 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 24612.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 75.00% 014.414.218-07 Disclosure and Trading (effective) Administrator 04/25/2019 11 Member of the Board of Directors Committee 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member Business 04/25/2019 Annual 100.00% 014.414.218-07 Personnel Committee (effective) Administrator 04/25/2019 4 Member of the Board of Directors 09/01/1958 Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Chairman of the Committee Business 04/25/2019 Annual 0.00% 014.414.218-07 Social Responsibility Administrator 04/25/2019 0 Member of the Board of Directors Committee 09/01/1958 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee 246

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Officer	Other committees Disclosure and Trading Committee	Committee member (effective)	Lawyer 03/28/1977	04/25/2019 04/25/2019	Annual 5	100.00%
Ana Lúcia de Mattos Barreto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee	Other committees Nomination and Corporate Governance Committee	Committee member (effective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 1	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Nomination and Corproate Governance Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 1	100.00%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee	Other Committees Social Responsiblity Committee	Committee member (efective)	Pedagogic Professional 10/25/1973	04/25/2019 04/25/2019	Annual 0	0.00%
Candido Botelho Bracher 039.690.188-38 Chief Executive Officer	Other Committees Social Responsibility Committee	Committee member (effective)	Business Administrator 12/05/1958	04/25/2019 04/25/2019	Annual 0	0.00%

247

Carlos Henrique Donegá Aidar 076.630.558-96	Other committees Disclosure and Trading Committee	Committee member (effective)	Economist 10/19/1965	04/25/2019 04/25/2019	Annual 5	75.00%
Not applicable.						
Claudia Politanski 132.874.158-32 Director Vice-President	Social Responsibility Committee	Committee member (effective)	Lawyer 08/31/1970	04/25/2019 04/25/2019	Annual 0	0.00%
Fábio Colletti Barbosa 771.733.258-20 Membe of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	Other committees Personnel Committee	Committee member (effective)	Business Administrator 10/03/1954	04/25/2019 04/25/2019	Annual 4	100.00%

248

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 2 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee 24912.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Nomination and 10/03/1954 Corporate Member of the Board of Governance Directors Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 100.00% (effective) Administrator 04/25/2019 4 771.733.258-20 Strategy Committee 10/03/1954 Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Chairman of the Committee 100.00% Fábio Colletti Barbosa Other committees Business 04/25/2019 Annual Administrator 771.733.258-20 Related Parties 04/25/2019 2 Committee 10/03/1954 Member of the Board of Directors Member of the Strategy Committee 249

Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 0 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member Mathematician 04/25/2019 Annual 75.00% 030.086.348-93 Disclosure and (effective) 08/29/1965 04/25/2019 10 Trading Committee Not applicable. 250Fábio Colletti Barbosa Other committees Committee member Business 04/25/2019 Annual 0.00% 771.733.258-20 Social Responsibility (effective) Administrator 04/25/2019 0 Member of the Board of Directors Committee 10/03/1954 Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Fernando Marsella Chacon Ruiz Other committees Committee member Mathematician 04/25/2019 Annual 75.00% 030.086.348-93 Disclosure and (effective) 08/29/1965 04/25/2019 10 Trading Committee Not applicable. 250

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Gustavo Jorge Laboissière Loyola	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
101.942.071-53	Related Parties Committee		12/19/1952	04/25/2019	6	
Member of the Board of Directors Chairman of the Audit Committee Member of the Compensation Committee						
João Moreira Salles	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
295.520.008-58	Strategy Committee		04/11/1981	04/25/2019	2	
Member of the Board of Directors						
José Galló	Other committees	Committee member (effective)	Business Administrator	04/25/2019	Annual	100.00%
032.767.670-15	Personnel Committee		09/11/1951	04/25/2019	3	
Member of the Board of Directors						
Leila Cristiane Barboza Braga de Melo	Other committees	Committee member (effective)	Lawyer	04/25/2019	Annual	75.00%
153.451.838-05	Disclosure and Trading Committee		10/04/1971	04/25/2019	7	
Executive Officer						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
700.536.698-00	Nomination and Corporate Governance Committee		05/06/1956	04/25/2019	2	
Member of the Board of Directors Member of the Capital and Risk Management Committee						
Marco Ambrogio Crespi Bonomi	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
700.536.698-00	Capital and Risk Management Committee		05/06/1956	04/25/2019	2	
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee						

251

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Taxpayer ID (CPF)	**Description of other committees**	**Description of other positions held**	**Date of birth**	**Date of investiture**	**Number of consecutive terms of office**	
Other positions held/roles performed at the issuer						
Milton Maluhy Filho	Other committees	Committee member (effective)	Business Administrator	04/25/2019	Annual	100.00%
252.026.488-80	Disclosure and Trading Committee		06/08/1976	04/25/2019	1	
Vice-President Director						
Pedro Luiz Bodin de Moraes	Other committees	Chairman of the Committee	Economist	04/25/2019	Annual	100.00%
548.346.867-87	Capital and Risk Management Committee		07/13/1956	04/25/2019	10	
Member of the Board of Directors Member of the Related Parties Committee Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees	Committee member (effective)	Economist	04/25/2019	Annual	100.00%
548.346.867-87	Related Parties Committee		07/13/1956	04/25/2019	6	
Member of the Board of Directors Chairman of the Capital and Risk Management Committee Member of the Compensation Committee						

252

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date Date of investiture Number of committees positions held of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee 253 Member of the Social Responsibility Committee 12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date Date of investiture Number of committees positions held of consecutive birth terms of office Other positions held/roles performed at the issuer Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 100.00% 551.222.567-72 Strategy Committee 10/20/1959 04/25/2019 10 Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee Banker 04/25/2019 Annual 66.67% 551.222.567-72 Nomination and 10/20/1959 04/25/2019 10 Corporate Co-chairman of the Board of Directors Governance Chairman of the Strategy Committee Committee Chairman of the Personnel Committee Member of the Compensation Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Banker 04/25/2019 Annual 100.00% Committee 10/20/1959 04/25/2019 10 551.222.567-72 Personnel Committee Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Compensation Committee 253 Member of the Social Responsibility Committee

Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee 254 Pedro Moreira Salles Other committees Committee member Banker 04/25/2019 Annual 0.00% 551.222.567-72 Social Responsibility (effective) 10/20/1959 04/25//2019 0 Co7-chairman of the Board of Committee Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Compensation Committee 254

12.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member Engineer 04/25/2019 Annual 75.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/25/2019 9 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% (effective) 10/13/1954 04/25/2019 10 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/25/2019 10 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 25512.7/8 - Composition of committees Name Type of committee Position held Profession Date of election Term of office Percentage of attendance at meetings Taxpayer ID (CPF) Description of other Description of other Date of Date of Number of committees positions held birth investiture consecutive terms of office Other positions held/roles performed at the issuer Ricardo Villela Marino Other committees Committee member Engineer 04/25/2019 Annual 75.00% 252.398.288-90 Strategy Committee (effective) 01/28/1974 04/25/2019 9 Member of the Board of Directors Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% (effective) 10/13/1954 04/25/2019 10 007.738.228-52 Strategy Committee Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member Engineer 04/25/2019 Annual 100.00% 007.738.228-52 Capital and Risk (effective) 10/13/1954 04/25/2019 10 Co-chairman of the Board of Management Committee Directors Member of the Strategy Committee Chairman of the Compensation Committee 255

12.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 25612.7/8 – Composition of committees Professional experience / Statement of any conviction / Independence criteria Antonio Carlos Barbosa de Oliveira - 528.154.718-68 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018. Main activity of the company: Holding company. Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018. Main activity of the company: Activities pertinent to culture and arts associations. Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division. Main activity of the company: Wholesale trading of IT equipment. Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983. Main activity of the company: Wholesale trading of IT equipment. Other activities: Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016. “Amigos da Poli” Endownment Fund: Vice President of the Board in 2012. Main activity of the company: Activities pertinent to associations not mentioned previously. VISA Argentina: Officer from 1997 to 2001. Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001. Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994. Main activity of the company: Educational support activities, except for school funds. Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 256

Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. 257Antonio Francisco de Lima Neto - 231.877.943-00 Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple-service banking, with commercial portfolio. Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009. BB Securities Limited: Member of the Board of Directors from 2004 to 2005. Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005. Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009. BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007. Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Diego Fresco Gutierrez - 214.970.328-90 Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company. Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues. Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018. Main activity of the company: Multiple-service banking, with commercial portfolio. PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements. Main activity of the company: Accounting and tax audit and consulting services. Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance. 257

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. 258Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Gustavo Jorge Laboissière Loyola - 101.942.071-53 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company. Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy. Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy. Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics. Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency. Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Maria Helena dos Santos Fernandes de Santana - 036.221.618-50 Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014. Main activity of the company: Holding company. Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018. Main activity of the company: Telecommunications. XP Investimentos S.A.: Chairman of the Audit Committee since 2018. Main activity of the company: Securities Broker. Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016. Main activity of the company: Administration of organized securities markets. IFRS Foundation: Member of the Board of Trustees since January 2014. Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB). Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000. Main activity of the company: Multilateral group – corporate governance. 258

International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. 259International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016. Main activity of the company: Multilateral group that sets integrated reporting standards. Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member. Main activity of the company: Non-profit association. Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017. Main activity of the company: Retailing. Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017. Main activity of the company: Communication and IT. CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015. Main activity of the company: Electric energy distribution. International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012. Main activity of the company: Non-profit organization. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012. Main activity of the company: Public administration in general. Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006. Main activity of the company: Activities of associations for protection of social rights. São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation. Main activity of the company: Administration of organized securities markets. Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Rogério Paulo Calderón Peres - 035.248.608-26 Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer from April 2009 to April 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014. Main activity of the company: Lease operations. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. 259

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 260Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006. Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors. Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee. PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions. Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Geraldo José Carbone - 952.589.818-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011. Main activity of the company: Life insurance. G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011. Main activity of the company: Corporate management advisory services, except specific technical advisory services. GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding companies of non-financial institutions. Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994. Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987. Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978 Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 260

Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. 261Pedro Luiz Bodin de Moraes - 548.346.867-87 Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013. Main activity of the company: Holding company. Cambuhy Investimentos Ltda.: Partner since 2011. Main activity of the company: Portfolio management and fund management services. Ventor Investimentos Ltda.: Partner since 2009. Main activity of the company: Portfolio management and fund management by contract or commission services. Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014. Main activity of the company: Holding company. Banco Icatu S.A.: Director and Partner from 1993 to 2002. Main activity of the company: Multiple-service banking, with commercial portfolio. Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency. Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991. Main activity of the company: Development bank. Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the ́ Massachusetts Institute of Technology (MIT). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Pedro Moreira Salles - 551.222.567-72 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company. Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance. 261

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair 262E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company. Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008. Main activity of the company: Holding company. IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company. Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company. Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017. Main activity of the company: Communication and technology. Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017. Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Roberto Egydio Setubal - 007.738.228-52 Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017. Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company. Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair 262 of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. 263of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016. Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alexsandro Broedel - 031.212.717-09 Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio. Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itauseg Participações S.A.: Officer since June 2012. Main activity of the company: Holding company of non-financial institutions. Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017. Main activity of the company: Lease operations. Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs. Main activity: Education institution. Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012. Main activity of the company: Supervisory authority for the Brazilian securities market. Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012. Main activity of the company: Administration of organized securities markets. CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017. Main activity of the company: Organized over-the-counter markets managing company. International Accounting Standards Board (IASB): Member since 2010. Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS. IRB Brasil Resseguros: Member of the Board of Directors since 2015. Main activity of the company: Reinsurance and retrocession operations. International Integrated Reporting Committee (IIRC): Member from 2014 to 2019. Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting. FEA-USP: Full Professor. Main activity of the company: Education Institution. EAESP-FGV: Professor from 2001 to 2002. 263

Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. 264Main activity of the company: Education Institution. Manchester Business School: Professor in 2005. Main activity of the company: Education Institution. London School of Economics: Visiting Professor. Main activity of the company: Education Institution. Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Alfredo Egydio Setubal - 014.414.218-07 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company. Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013. Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds. Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992. Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Álvaro Felipe Rizzi Rodrigues - 166.644.028-07 Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014. 264

Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). 265Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance). Main activity of the company: Multiple-service banking, with commercial portfolio. Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005. Main activity of the company: Legal services. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ana Lúcia de Mattos Barretto Villela – 066.530.828-06 Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017. Main activity of the company: Holding company. IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Member of the Sustainability Committee since April 2015. Main activity of the company: Civil construction, construction and decoration material. Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017. Itaú Social: Member of the Steering Committee since February 2017. XPrize: Member of the Innovation Board since August 2018. AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014. Alana Foundation: Founding President since April 2012. Instituto Alana: President since April 2002. Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017. Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017. Conectas: Member of the Advisory Board from 2003 to January 2018. Instituto Brincante: Member of the Advisory Board since 2001. Ashoka: Ashoka Fellow since February 2010. Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete). 265

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: 266Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Candido Botelho Bracher - 039.690.188-38 Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio. B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange. Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business. Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Carlos Henrique Donegá Aidar - 076.630.558-96 Banco Itaú BBA S.A.: Officer since April 2015. Main activity of the company: Multiple-service banking, with investment portfolio. Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company. Itaú Unibanco S.A.: Officer since April 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Redecard S. A.: Officer since April 2015. Main activity of the company: Payment services provider. Itauseg Participações S.A.: Officer since September 2014. Main activity of the company: Holding company of non-financial institutions. In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for: 266 preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. 267preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies. Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Claudia Politanski - 132.874.158-32 Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Fábio Colletti Barbosa - 771.733.258-20 Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019. Main activity of the company: Holding company. Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Wholesale business of cosmetics and beauty products. Cia.Hering: Member of the Board of Directors since May 2017 (independent director). Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks. Abril Comunicações S.A.: President from September 2011 to March 2014. Main activity of the company: Printing of books, magazines and other periodicals. Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010. Main activity of the company: Multiple-service banking, with commercial portfolio. 267

Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. 268Banco Real S.A.: Chief Executive Officer from 1998 to 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Fundação OSESP: Chairman of the Board of Directors since 2012. Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010. UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008. Almar Participações S.A.: Board Member since 2013. Gávea Investments: Member of the Investment Committee since September 2015. Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Fernando Marsella Chacon Ruiz - 030.086.348-93 Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itauleasing S.A.: Officer from November 2008 to April 2009. Main activity of the company: Multiple-service banking, with commercial portfolio. Academic background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986; extension course in Technology (Specialization) and Financial Administration in 1986. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. João Moreira Salles - 295.520.008-58 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003). Main activity of the company: Multiple-service banking, with investment portfolio. IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018. Main activity of the company: Holding company. Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position). Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries. Main activity of the company: Holding company of non-financial institutions. 268

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. 269Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017. Main activity of the company: Consulting on business management. J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013). ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005). Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEA- USP), São Paulo, Brazil (2012). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. José Galló - 032.767.670-15 Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016. Main activity of the company: Holding company. Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores. Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005. Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A. Dromegon Participações Ltda.: Officer since September 2005. Main activity of the company: Holding company of non-financial institutions. LR Investimentos Ltda.: Officer since August 2008. Main activity of the company: Holding company of non-financial institutions. Realize Participações S.A.: Officer since December 2015. Main activity of the company: Other special partnerships, except for holding companies. Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017. Main activity of the company: Credit, financing and financial investment services. Instituto Lojas Renner: Member of the Governing Council since June 2008. Main activity of the company: Association activities. Rumos Consultoria Empresarial Ltda.: Officer since March 1987. Main activity of the company: Advisory in business management, except for specific technical advisory services. SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016. Main activity of the company: Agriculture supporting activities. Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management. Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities. Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004. Main activity of the company: Activities pertinent to employer and business associations. Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974. 269

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. 270Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation. Leila Cristiane Barboza Braga de Melo - 153.451.838-05 Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee since January 2012. Main activity of the company: Holding company. Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016. Main activity of the company: Activities of administration of funds by contract or commission. Unibanco Institute: Executive Director since August 2009. Main activity of the company: Associative activities not previously specified. Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio. International Women’s Forum (IWF): Member. Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member. Other experiences: Project Finance and Securities Areas of Debevoise & Plimpton in New York. Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc. Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU). Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Marco Ambrogio Crespi Bonomi - 700.536.698-00 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018. Main activity of the company: Holding company. Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000. 270

Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. 271Main activity of the company: Multiple-service banking, with commercial portfolio. Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014. Main activity of the company: Multiple-service banking, with commercial portfolio. Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011. Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Milton Maluhy Filho - 252.026.488-80 Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate Main activity of the company: Holding company. Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019. Main activity of the company: Multiple-service banking, with commercial portfolio. Itaú Unibanco S.A.: Diretor Vice‐Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio. Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions. Main activity of the company: Multiple-service banking, with investment portfolio. Redecard S.A.: CEO from October 2012 to March 2016. Main activity of the company: Credit card management. Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. Ricardo Villela Marino - 252.398.288-90 Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010. Main activity of the company: Holding company. Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service banking, with commercial portfolio. 271

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 272Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company. Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016. Main activity of the company: Multiple-service banking, with commercial portfolio. Duratex S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials. Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers. Itautec S.A.: Alternate Member of the Board of Directors since April 2009. Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services. Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000. Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. 272

12.11. Describe the provision in any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damage caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative or arbitration proceedings, or due to disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premium paid in January 2019 and maturing in November 2019 amounted to three million and six thousand, six hundred and forty Brazilian reais (R$3,006,640.00 including financial operations tax (IOF).

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	6
Fiscal Council (1)	2
Audit Committee (2)	34
Disclosure and Trading Committee (3)	4
Strategy Committee (2)	4
Capital and Risk Management Committee (2)	7
Nomination and Corporate Governance Committee (2)	3
Related Parties Committee (2)	9
Personnel Committee (2)	3
Compensation Committee (2)	3
Social Responsibility Committee (4)	0

(1) from October 24, 2018 to February 22, 2019
(2) from June 25, 2018 to Februaryy 22, 2019
(3) from April 19, 2018 to January 21, 2019
(4) Social Responsibility Committee, formed on January 31, 2019

B – Consecutive Terms of Office:

For the number of consecutive terms of office: **1)** of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: **(a)** counting as from Itaú Unibanco merger on November 3, 2008; **(b)** inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and **(c)** inclusion of current terms of office; **2)** For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: **a)** of the members of the Board of Directors and Fiscal Council, the meetings heldfrom the moment members took office on October 24, 2018 until February 22, 2019 were considered; for the members of the Audit Committee and other committees, meetings which have taken place from the moment the members took office on June 25, 2018 until February 22, 2019, that is, the numbers included in the table above; **b)** there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

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For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered.

D - Independence Criterion for Members of the Audit Committee:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, **(i)** an officer of Itaú Unibanco or its affiliates; **(ii)** an employee of Itaú Unibanco or its affiliates; **(iii)** responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; **(iv)** a member of the Fiscal Council of Itaú Unibanco or its affiliates; **(v)** a controller of Itaú Unibanco or its affiliates or **(vi)** a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Additional Information

At the Meeting of the Board of Directors of January 31, 2019, the creation of the Social Responsibility Committee was approved, whose scope is to define strategies to strengthen the Company's corporate social responsibility and monitor the performance of social institutions related to the Company and the initiatives carried out directly by the Company. The Social Responsibility Committee will report to the Company's Board of Directors, and it will be composed of at least three (3) and at most ten (10) members elected annually by the Board of Directors.

We inform that the inauguration date of the elected is pending approval by the Central Bank of Brazil.

Below we present the hierarchy flowchart of said Bodies:


Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personnel Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Social Responsibility Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Board of Officers
Disclosure and Trading Committee
Advisory Boards
Statutory Committees
Non-statutory Committees

F - Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer's management members:

• Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

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• João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors). b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10 12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer: a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiary. b) Issuer’s direct or indirect parent group: 275 • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors). b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10 12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer: a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiary. b) Issuer’s direct or indirect parent group: 275

Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the last three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2019	Annual	04.24.2019 – 11:00 am	Over 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 am	Over 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 3:00 pm	Over 90% of common shares
2017	Annual and Extraordinary	04.19.2017 – 3:00 pm	Over 90% of common shares and 22% of preferred shares
2016	Annual and Extraordinary	04.27.2016 – 3:00 pm	Over 90% of common shares and 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 pm	Over 90% of common shares

b) Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the "performance of criminal courts and effects on the market", which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee on cloud computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2016, 2017, and 2018, some of the Committee's individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

276

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. 277 c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. 277

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as: · Management Report, Form 20-F, Reference Form, and Integrated Report; · Changing and creating new policies; · Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, 1 including investors, credit rating agencies, and ESG , corporate governance, analysts, and trade associations; · Share bonus and share splits; · Analyzing the trading of the parties adhering to the Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance 278 Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as: · Management Report, Form 20-F, Reference Form, and Integrated Report; · Changing and creating new policies; · Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, 1 including investors, credit rating agencies, and ESG , corporate governance, analysts, and trade associations; · Share bonus and share splits; · Analyzing the trading of the parties adhering to the Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance 278

d) In 2018, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2019
Ethics e-learning course	Up to executive officers	Biennial	92%	Continues with the **biennial** cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	90%	Continues with the **biennial** cycle
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Biennial	99%	Continues in 2019 (with new biennial training cycle)
Ethics in workplace workshop	Managers and coordinators	Specific dates	99%	Continues in 2019 for new managers and coordinators
Executive Business Ethics seminars	Superintendents and officers	Specific dates	100%	Not applicable
Adherence to the Code of Ethics (#) **(#) replaced in 2016 by a statement unifying the Code of Ethics and corporate integrity policies**	Up to Board of Directors	Annual	98%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture Program	Managerial level (with or without management)	Specific dates	93%	Continues in 2019 with 6 groups expected
Risk Culture Program	Coordination level up to trainee	Annual	55% up to February 2019	Continues in 2019 until we reach 100% of audience
In-person illicit acts prevention lecture (AML and corruption prevention)	Board of Directors	Annual	100%	New lecture on the topic

e) In 2018, the Internal Ombudsman's Office received 1,871 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company's Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate.

279

Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c 280 Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c 280

ITEM 13. REMUNERATION OF DIRECTORS 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 14, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”), to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan Additionally, in 2019 the Compensation Committee has determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to 10 times of the annual fixed compensation of the CEO and to 5 times of the annual fixed compensation of the other members. Currently, all members already comply with this minimum ownership requirement, of which must be accomplished up to five years after the members have taken up their functions. The Issuer also provide a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, which allows the alignment of the interests of management members to those of the stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form available on https://www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For demonstrative purposes, the fiscal year to which the compensation refers to shall be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. 281 ITEM 13. REMUNERATION OF DIRECTORS 13.1. Describe the policy or practice for the compensation of the Board of Directors, Board of Statutory Officers and Board of Non-Statutory Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects: a) the objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be looked up on the Web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on December 14, 2018 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices as to attract, reward, retain and motivate management members and employees in the conducting of business, in a sustainable manner, subject to proper risk limits and always in line with the stockholders’ interests. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”), to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect subsidiaries, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and which have as their target audiences the Issuer’s management members, we highlight: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), those also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan Additionally, in 2019 the Compensation Committee has determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to 10 times of the annual fixed compensation of the CEO and to 5 times of the annual fixed compensation of the other members. Currently, all members already comply with this minimum ownership requirement, of which must be accomplished up to five years after the members have taken up their functions. The Issuer also provide a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, which allows the alignment of the interests of management members to those of the stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. For further details on the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, see item 12.1 of the Reference Form available on https://www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. For demonstrative purposes, the fiscal year to which the compensation refers to shall be considered, regardless of the year in which it is actually attributed, paid or recognized in the financial statements. 281

b) Compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as aligning the interests of the associates of the Program with those of our stockholders providing them benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments materialize in the long term. 282 b) Compensation composition, indicating: i - description of the compensation elements and the objectives of each of them In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as aligning the interests of the associates of the Program with those of our stockholders providing them benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retention of management members, as stock-based payments materialize in the long term. 282

ii - in relation to the last three fiscal years, the proportion of each element in the total compensation iii - calculation and adjustment methodology for each of the compensation elements The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators. Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences. a) Monthly fixed compensation: it is consistent with market practices and frequently revised enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares. c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition. 283 ii - in relation to the last three fiscal years, the proportion of each element in the total compensation iii - calculation and adjustment methodology for each of the compensation elements The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to Officers, are not impacted by performance indicators. Board of Directors: Compensation to members of the Board of Directors is in line with market practices and takes into account the members’ résumés, their history in the Issuer and the activities they carry out within the scope of the Board of Directors itself, their acting as Chair of the Board, and other functions they may perform. Accordingly, different compensation may be granted to different members of the Board of Directors, and may even differ in relation to members of the Board of Officers. This practice is consistent with the Issuer’s purpose of attracting outstanding professionals from different fields and with distinct expertise and professional experiences. a) Monthly fixed compensation: it is consistent with market practices and frequently revised enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares. c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition. 283

(1) b) Annual variable compensation : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) b) i. Distribution of annual variable compensation : (2) In accordance with Compensation Resolution, a portion of the variable compensation must be deferred. 284 (1) b) Annual variable compensation : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. (2) b) i. Distribution of annual variable compensation : (2) In accordance with Compensation Resolution, a portion of the variable compensation must be deferred. 284

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock- based payments are made in the long term. v - number of members who are not compensated There are no members who are not compensated. 285 b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Fiscal Council: the members of the Fiscal Council are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. iv - reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer also has a Partners Program intended to align risk management in the short-, medium- and long-terms and the interests of the associates of the Program with those of our stockholders, providing benefits proportionally to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in conformity with the principles sought by the Issuer, since they operate as tools to motivate the individual development and commitment and retain management members, as stock- based payments are made in the long term. v - number of members who are not compensated There are no members who are not compensated. 285

c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is impacted by performance indicators as the performance evaluation is composed of a behavioral and results evaluation, as shown below: 286 c) the main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is impacted by performance indicators as the performance evaluation is composed of a behavioral and results evaluation, as shown below: 286

d) how compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they retain the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares. Therefore, the variable compensation is paid in at least three and at the most eight years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, which functions include: 287 d) how compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. e) how the compensation policy or practice is aligned with the Issuer’s short-, medium- and long-term interests The annual variable compensation takes into account three factors: the management member’s performance, the results of the business area, and/or the Issuer’s results, and is paid as follows: 50% in cash on demand and 50% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they retain the ownership of these Own Shares, free of any liens or encumbrances and of other suspension conditions set forth in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares will subsequently remain under a lock-up period for five- and eight-year terms as from the initial investment in Own Shares. Therefore, the variable compensation is paid in at least three and at the most eight years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in realized recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to eight years. This structure reflects the intention of aligning the risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or parent companies: The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the Issuer’s shareholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, which functions include: 287

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its functions include:

i.i in relation to the Stock Option Plan:
a. being responsible for institutional decisions and overseeing their implementation and operation; and
b. approving grants of Simple Options.

i.ii. in relation to the Partners Program:
a. being responsible for the rules set out for adding and removing beneficiaries; and

ii. the criteria and methodology used to determine individual compensation, indicating if studies are used to check market practices and, if so, the comparison criteria and the scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters by:

- commissioning salary surveys conducted by specialized consultants;
- participating in surveys conducted by other banks; and
- participating in specialized forums on compensation and benefits.

iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

13.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2019

13.2 Total compensation predicted for 2019 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.33	21.00	6.00	38.33
Number of compensated members	11.33	21.00	6.00	38.33
Annual fixed compensation, comprising:	**32,213,000**	**30,289,000**	**927,000**	**63,429,000**
Salary or management fees	15,075,000	23,133,000	756,000	38,964,000
Direct and indirect benefits	727,000	1,954,000	n/a	2,681,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,411,000	5,202,000	171,000	21,784,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	935,000	3,688,000	n/a	4,623,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	36,852,000	276,023,000	n/a	312,875,000
Total compensation	**70,000,000**	**310,000,000**	**927,000**	**380,927,000**

288

It was approved at the the General Shareholders' Meeting of 2019 the global compensation amount of R$ 380 million for members of the management bodies, regardless of the year in which the amounts are actually allocated or paid. For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and ofR$ 6,000 to alternate members. The approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts pending approval by the Annual General Stockholders' Meeting, members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include the amounts corresponding to INSS related to these portions.

2018

Total compensation for 2018 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.25	20.83	6.00	38.08
Number of compensated members	11.25	20.83	6.00	38.08
Annual fixed compensation, comprising:	**31,268,000**	**27,271,000**	**927,000**	**59,466,000**
Salary or management fees	13,886,000	21,728,000	756,000	36,370,000
Direct and indirect benefits	513,000	1,261,000	n/a	1,774,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	16,869,000	4,282,000	171,000	21,322,000
Annual variable compensation, comprising:	**3,822,000**	**85,880,000**	**n/a**	**89,702,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	3,822,000	85,880,000	n/a	89,702,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	778,142	2,563,160	n/a	3,341,302
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	22,836,000	161,673,000	n/a	184,509,000
Total compensation	**58,704,142**	**277,387,160**	**927,000**	**337,018,302**

The Annual General Stockholders' Meeting approved in 2018 an aggregate compensation amount of R$ 370 million payable to the management bodies, regardless of the year in which these amounts are effectively attributed or paid. For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. In addition to the amounts approved by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. Profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to management members for that year, regardless of the year in which the amounts are effectively attributed or paid.

Options grant related amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation" line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it was effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council; and (ii) the amounts in "Stock-based compensation" include those corresponding to INSS related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the

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amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.

5. The compensation of many members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$13,316,714.34 thousand, and Board of Officers, R$5,218,145.99 thousand. For further information on the Partners Program, see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

2017

Total compensation for 2017 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	10.18	21.67	5.58	37.43
Number of compensated members	10.18	21.67	5.58	37.43
Annual fixed compensation, comprising:	**26,719,000**	**25,690,000**	**869,000**	**53,278,000**
Salary or management fees	11,214,000	20,517,000	709,000	32,440,000
Direct and indirect benefits	486,000	1,103,000	n/a	1,589,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	15,019,000	4,070,000	160,000	19,249,000
Annual variable compensation, comprising:	**2,917,000**	**83,050,000**	n/a	**85,967,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	2,917,000	83,050,000	n/a	85,967,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	651,871	2,134,072	n/a	2,785,943
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	18,808,000	181,793,000	n/a	200,601,000
Total compensation	**49,095,871**	**292,667,072**	**869,000**	**342,631,943**

For the 2017 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 320 million payable to management bodies (not including statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

In addition to the amounts pending approval by the Annual General Stockholders' Meeting, members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2017, regardless of the year in which the amounts were effectively attributed or paid.

Options grant related amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation" line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of several members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,822,777.16 thousand, and Board of Officers, R$13,505,633.20 thousand: For further information on the Partners Program, see item 13.1.
7. The calculation of the number of members of each body is based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

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2016

Total compensation for 2016 - Annual amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	8.67	21.33	4.33	34.33
Number of compensated members	8.67	21.33	4.33	34.33
Annual fixed compensation, comprising:	**18,351,000**	**26,038,000**	**691,000**	**45,080,000**
Salary or management fees	8,260,000	21,240,000	564,000	30,064,000
Direct and indirect benefits	0	19,000	n/a	19,000
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	10,091,000	4,779,000	127,000	14,997,000
Annual variable compensation, comprising:	**888,000**	**72,705,000**	n/a	**73,593,000**
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	888,000	72,705,000	n/a	73,593,000
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	438,000	1,570,000	n/a	2,008,000
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	9,537,000	184,271,000	n/a	193,808,000
Total compensation	**29,214,000**	**284,584,000**	**691,000**	**314,489,000**

For the 2016 fiscal year, the Annual General Stockholders' Meeting approved the aggregate compensation amount of R$ 290 million payable to management bodies (not including statutory profit sharing, as specified below). For the Fiscal Council, the Annual General Stockholders' Meeting approved the monthly individual compensation of R$ 15,000 to effective members and R$ 6,000 to alternate members. Of these amounts, those described in the table above were effectively paid.

Also regarding the 2016 fiscal year, in addition to the amounts approved at the Annual General Stockholders' Meeting, the members of the management bodies received statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's income, whichever is lower. The profit sharing amounts are included in the table above, which reflects the separation of the total amounts the Issuer has agreed to deliver to the management members for 2016, regardless of the year in which the amounts were effectively attributed or paid.

Options grant amounts are not included in the table above, since no options were granted for that year under the Plan. For further information on the option grant of the Stock Option Plan, see sub items 13.4, 13.5, 13.6, 13.7 and 13.9.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were recorded in the "Stock-based compensation" line, but not in the "Variable compensation " line. For illustrative purposes, this item will take into account the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors and INSS for the Board of Officers and the Fiscal Council. Additionally, these also refer to dividend-equivalent amounts that would be attributable if the beneficiary was the holder of these shares since the grant of fixed fees in shares; and (ii) the "Stock-based compensation" amounts include INSS amounts related to these portions.
4. The compensation of the members of the Board of Directors who also perform executive functions in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to these members' compensation are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of several members of the Board of Officers is supported by controlled companies (see sub item 13.15), and the amounts indicated in item 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$3,369,550.17 thousand, and Board of Officers, R$13,341,960.68 thousand: For further information on the Partners Program, see item 13.1.
7. The calculation of the number of members of each body is based on the assumptions defined by the CVM/SEP OFFICIAL LETTER/CIRCULAR No. 01/2017.

291

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

2019

13.3 - predicted for 2019 — R$, except if otherwise indicated

	Board of Directors	atutory Board of Offic	Fiscal Council	Total
a body				
b number of members (people)	11.33	21.00	6.00	38.33
c number of compensated members (people)	11.33	21.00	6.00	38.33
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii an maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
iv amount effectively recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.
   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:
   Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv N/A.

   Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv N/A.

   Fiscal Council: N/A.

   The minimum and maximum amounts shown above were indicated considering budget and management expectations. However, these amounts may vary due to the Issuer's result, the result of the area in which the management member works, and his/her performance, and it is also possible that no variable compensation is paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated separation of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

2018

13.3 - 2018 — R$, except if otherwise indicated

	Board of Directors	atutory Board of Offic	Fiscal Council	Total
a body				
b number of members (people)	11.25	20.83	6.00	38.08
c number of compensated members (people)	11.25	20.83	6.00	38.08
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,294,000	51,528,000	-	53,822,000
ii an maximum amount provided for in the compensation plan	5,351,000	120,232,000	-	125,583,000
iii amount provided for in the compensation plan, should the targets established be	3,822,000	85,880,000	-	89,702,000
iv amount effectively recognized in income or loss	3,822,000	85,880,000	-	89,702,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

292

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 16,644,000; d ii 38,835,000; d iii 27,739,000; d iv 22,836,000.

Board of Officers: d i 159,678,000; d ii 372,581,000; d iii 266,129,000, d iv 161,673,000.

Fiscal Council: N/A.

2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year.

The variable compensation of the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

2017

13.3 - 2017 | R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	10.18	21.67	5.58	37.43
c number of compensated members (people)	10.18	21.67	5.58	37.43
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	1,751,000	49,830,000	0	51,581,000
ii an maximum amount provided for in the compensation plan	4,084,000	116,270,000	0	120,354,000
iii amount provided for in the compensation plan, should the targets established be achieved	2,917,000	83,050,000	0	85,967,000
iv amount effectively recognized in income or loss	2,917,000	83,050,000	0	85,967,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

Board of Directors: d i 11,285,000; d ii 26,332,000; d iii 18,808,000; d iv 18,808,000.

Board of Officers: e i 109,076,000; e ii 254,511,000; e iii 181,793,000; e iv 181,793,000.

Fiscal Council: N/A.

2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year.

The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

2016

13.3 - 2016 | R$, except if otherwise indicated

a body	Board of Directors	atutory Board of Offic	Fiscal Council	Total
b number of members (people)	8.67	21.33	4.33	34.33
c number of compensated members (people)	8.67	21.33	4.33	34.33
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be achieved	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	533,000	43,623,000	0	44,156,000
ii an maximum amount provided for in the compensation plan	1,244,000	101,787,000	0	103,031,000
iii amount provided for in the compensation plan, should the targets established be achieved	888,000	72,705,000	0	73,593,000
iv amount effectively recognized in income or loss	888,000	72,705,000	0	73,593,000

Notes:

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1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock- based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000. Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000. Fiscal Council: N/A. 2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year. The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item “e”); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below. 1. Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. 294 1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in “Profit sharing” (paid in cash) and “Stock- based compensation” (paid in shares) of item 13.2. Therefore, the bonus item is zero. As there is no “Stock-based compensation” line in this item, we inform these amounts (recorded in “Stock-based compensation” of item 13.2) as follows: Board of Directors: d i 5,722,191; d ii 13,351,780; d iii 9,537,000; d iv 9,537,000. Board of Officers: e i 110,562,247; e ii 257,978,577; e iii 184,271,000; e iv 184,271,000. Fiscal Council: N/A. 2. The minimum and maximum amounts shown in the table above were indicated considering budget and management expectations for that year. The variable compensation of the year considers: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item “e”); and (ii) 50% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three (50%) and five years (50%), from the date the cash portion related to the related fiscal year was paid (shown in note 1 above). 13.4. With respect to the stock-based compensation plan for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe: a) General terms and conditions Clarifications – how to disclose information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option ( Stock Option Plan”), as described below. 1. Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão th (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. 294

Annual variable compensation in shares: 2. Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees due to their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: 295 Annual variable compensation in shares: 2. Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees due to their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: 295

3. Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. 296 3. Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, see Note 20 to the financial statements under IFRS. 296

For further information on the Stock Option Plan, please see to the Investor Relations website: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, these encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n” of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Compensation Resolution, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the 0.5% limit of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Regulation of the Program, for three and five-year terms from the initial investment, the return on investment will be through the receipt of Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the grace period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of 297 For further information on the Stock Option Plan, please see to the Investor Relations website: https://www.itau.com.br/investor.relations > Menu > Corporate Governance > Rules and Policies > Grant Plan b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer's stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, these encourage management members to stay with the Issuer, since the general rule dictates that a member leaving the company will lose his/her rights to stock-based payments (see sub item “n” of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with the Compensation Resolution, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the 0.5% limit of total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option grant purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 50% is paid in cash on demand and 50% is paid with the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If eligible management members and employees hold the ownership of these Own Shares, free of any liens or encumbrances or other suspension conditions set forth in the Regulation of the Program, for three and five-year terms from the initial investment, the return on investment will be through the receipt of Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the grace period has elapsed (see sub item “j“ below), upon payment of the strike price (see sub item “i“ below). Additionally, options may be terminated under certain circumstances, such as termination of 297 relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (see sub item “n” below). i) Criteria for fixing the purchase or exercise price Stock-based compensation: to calculate the reference price of the issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the 30 (thirty) days prior to calculation th will be used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Partners Program: to calculate the reference price of the issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the 30 (thirty) days prior to calculation will be th used used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are fixed by the Personnel Committee upon option grant and will be determined in the following manner. The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: the options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of 5 (five) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, 298 relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco conglomerate companies before the grace period (see sub item “n” below). i) Criteria for fixing the purchase or exercise price Stock-based compensation: to calculate the reference price of the issuer’s preferred shares used to compose the stock-based compensation, the average closing price of shares on B3 in the 30 (thirty) days prior to calculation th will be used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Partners Program: to calculate the reference price of the issuer’s preferred shares used to compose the stock- based compensation, the average closing price of shares on B3 in the 30 (thirty) days prior to calculation will be th used used. Such average price should be calculated on the seventh (7) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are fixed by the Personnel Committee upon option grant and will be determined in the following manner. The option strike price is fixed based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the IGPM inflation index or, in its absence, by an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: the options may only be exercised after the grace period and out of the lock-up periods established by the Personnel Committee. The grace period of each series will be established by the Committee upon issue and may last from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of 5 (five) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five-years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. m) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, 298 the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco conglomerate or if he/she takes up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal regulation, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4. 299 the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a possible significant reduction in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the management member’s leave the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to his/her election as a management member of the Itaú Unibanco conglomerate or if he/she takes up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in internal regulation, the Personnel Committee may choose not to have these options expire. 13.5. With respect to the stock-based compensation to the board of directors and the board of statutory officers recognized in income or loss for the past three years and to that determined for the current year, prepare a table containing: For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”). For further information on the Compensation Policy and the Partners Program, see to item 13.1. For further information on the Stock Option Plan, see to item 13.4. 299

300 300

13.5 Stock-based compensation - Year ender December 31, 2016 Body a Number of members 8.67 Board of Directors b Number of compensated members 8.67 c option granting year 2009 2010 2011 2012 2013 2014 2015 2016 With respect to each stock option grant: d i. grant date 03/03/2009 17/04/2010 19/04/2011 24/02/2012 24/02/2012 27/02/2013 27/02/2014 27/02/2014 27/02/2015 27/02/2015 29/02/2016 30/04/2016 01/03/2017 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) R$16.04 (b) lost during the year - - - - - - - - - exercised during the year (c) R$ 16.99 - - - - - - - - expired during the year (d) - - - - - - - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% Continuation Body a Board of Statutory Officers b Number of members 21.33 c Number of compensated members 21.33 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 With respect to each stock option grant: d i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - - - - - - - - - - - - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - - - - - - - - - - (d) expired during the year - - - - - - - - - - - - - - e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 potential dilution in the case of exercise of all options granted f 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% Notas: 1.   For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. 301 13.5 Stock-based compensation - Year ender December 31, 2016 Body a Number of members 8.67 Board of Directors b Number of compensated members 8.67 c option granting year 2009 2010 2011 2012 2013 2014 2015 2016 With respect to each stock option grant: d i. grant date 03/03/2009 17/04/2010 19/04/2011 24/02/2012 24/02/2012 27/02/2013 27/02/2014 27/02/2014 27/02/2015 27/02/2015 29/02/2016 30/04/2016 01/03/2017 ii. number of options granted 0 587,729 803,250 94,391 811,610 166,358 257,141 405,536 519,774 464,841 672,867 294,399 304,828 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 100% at 2017 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 26.06 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) R$16.04 (b) lost during the year - - - - - - - - - exercised during the year (c) R$ 16.99 - - - - - - - - expired during the year (d) - - - - - - - - - fair value of options on the grant date e R$ 1.93 R$ 5.57 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 19.97 R$ 25.54 f potential dilution in the case of exercise of all options granted 0.000% 0.006% 0.008% 0.001% 0.008% 0.002% 0.003% 0.004% 0.005% 0.005% 0.007% 0.003% 0.003% Continuation Body a Board of Statutory Officers b Number of members 21.33 c Number of compensated members 21.33 option granting year 2009 2010 2011 2012 2013 2014 2015 2016 With respect to each stock option grant: d i. grant date 03/03/2009 04/17/2010 03/09/2011 04/19/2011 02/24/2012 04/27/2012 02/27/2013 02/27/2014 02/27/2014 02/27/2015 02/27/2015 02/29/2016 02/29/2016 03/01/2017 03/01/2017 ii. number of options granted 0 6,178,914 141,068 8,823,767 1,980,720 10,972,829 3,109,008 3,005,933 9,549,062 6,791,844 11,273,277 14,498,966 14,858,069 3,798,528 2,561,776 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th 50% at the 3th year year year year year year iii. term for the options to become exercisable 01/01/2014 01/01/2015 03/09/2014 01/01/2016 01/01/2017 1/3 each year 1/3 each year 1/3 each year 1/3 each year 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th 50% at the 5th year year year year year year iv. maximum term to exercise option 12/31/2016 12/31/2017 03/08/2018 12/31/2018 n/a 12/31/2019 n/a n/a n/a n/a n/a n/a n/a n/a n/a 50% at the 50% at the 50% at the At the 5th and 50% at the At the 5th and At the 5th and At the 5th and At the 5th and At the 5th and v. term of restriction for the transfer of shares n/a n/a n/a n/a n/a 2nd year 2nd year 2nd year 8th year 2nd year 8th year 8th year 8th year 8th year 8th year vi. weighted average strike price: (a) outstanding at the beginning of the year R$ 16.04 R$ 26.06 R$ 14.47 R$ 25.46 (1) R$ 19.04 (1) (1) (1) (1) (1) (1) (1) (1) (1) (b) lost during the year - - - - - - - - - - - - - - (c) exercised during the year R$ 17.05 - R$ 14.47 - - - - - - - - - - - (d) expired during the year - - - - - - - - - - - - - - e fair value of options on the grant date R$ 1.93 R$ 5.57 R$ 3.79 R$ 5.02 R$ 16.49 R$ 3.56 R$ 15.71 R$ 15.35 R$ 15.35 R$ 18.93 R$ 18.93 R$ 14.64 R$ 14.64 R$ 25.54 R$ 25.54 potential dilution in the case of exercise of all options granted f 0.000% 0.063% 0.001% 0.089% 0.020% 0.111% 0.031% 0.030% 0.097% 0.069% 0.114% 0.147% 0.150% 0.038% 0.026% Notas: 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 3. The item d) vi. (a) considers the weighted average exercise price on the grant date, since the options were granted after the beginning of the fiscal year. 4. The item “d ii” considers the balance at the end of the fiscal year 5. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively. 6. (1) Not applicable to stock grants. 301

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing:

Outstanding options at the end of the year ended December 31, 2018	**Board of Directors**					**Board of Statutory Officers**			
Body	**Number of members**				11.25	**Number of members**			20.83
	Number of compensated members				11.25	**Number of compensated members**			20.83
option granting year	2011	2012	Other base years			2011	2012	Other base years	
Options not yet exercised									
i. Number			3,134,587	2,110,315	301,890			18,666,974	48,301,793
ii. Date on which the options will become exercisable			1/3 each year	50% at the 3th year 50% at the 5th year	2019			1/3 each year	50% at the 3th year 50% at the 5th year
iii. Maximum term to exercise option			n/a	n/a	n/a			n/a	n/a
iv. Term of restriction to the transfer of shares			n/a	At the 5th and 8th year	n/a			n/a	At the 5th and 8th year
v. Weighted average strike price for the year			(1)	(1)	(1)			(1)	(1)
vi. Fair value of options in the last day of the fiscal year			(1)	(1)	(1)			(1)	(1)
Exercisable options	04/19/2011	02/24/2012				04/19/2011	04/27/2012		
i. Number	0	0				0	1,646,732		
ii. Date on which the options will become exercisable	12/31/2018	12/31/2019				12/31/2018	12/31/2019		
iii. Maximum term to exercise option	50% at the 2nd year	50% at the 2nd year				50% at the 2nd year	50% at the 2nd year		
iv. Term of restriction to the transfer of shares	-	-				-	-		
v. Weighted average strike price for the year	R$ 0.00	4.67				R$ 0.00	4.67		
vi. Fair value of options in the last day of the fiscal year	R$ 0	R$ 0				R$ 0	R$ 7,690,238		

Notes:

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).
2. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.).
3. (1) Not applicable to stock grants.
4. (2) Weighted average strike price on the grant date, since the options were granted after the beginning of the year.
5. The item "d ii" considers the balance at the end of the fiscal year.
6. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term of restriction to Associates is 70% and 30%, respectively.

302

13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for share and option value, indicating, at least: 303 13.8. Give a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for share and option value, indicating, at least: 303

a) pricing model · Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point. · Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date. · Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of 5 (five) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. 304 a) pricing model · Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point. · Stock-based compensation: the fair value of shares for stock-based compensation is the market price of the Issuer’s preferred shares on the grant date. · Partners Program: the fair value of the Issuer’s shares received is the market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, term of the option, dividends expected and risk-free interest rate · Options: the Binomial pricing model used in the options takes into consideration the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, grace period and term of the option. The assumptions used are described as follows: · Price of the underlying asset: the share price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; · Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; · Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; · Dividend rate: is the average annual return rate in the last three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; · Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; · Option expiration date: it will be established by the Personnel Committee upon option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and · Option grace period: the grace period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. · Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account its market value. · Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options grace period. The grace period of each series will be established by the Personnel Committee upon issue, which may vary from one to seven years as from the year of its issuance. As a rule, the grace period determined by the Committee is of 5 (five) years. After the end of the grace period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. 304

Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program not applicable. 305 Partners Program: not applicable. d) How expected volatility is determined Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the options was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program not applicable. 305

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body Base date: 31/12/2018 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,234,431 29,240,311 4,600,474,742 - 3 ,122,738 3 ,122,738 12,516 18,192,921 1 8,205,437 1 00,635 1 ,873,697 1,974,332 219 1 72,562 1 72,781 Companhia E.Johnston de Participações 5 ,520 11,040 1 6,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,028,252,369 2,856,738,725 322 8 24,693 8 25,015 437 2,926,308 2 ,926,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Itautec S.A. 10,981,768 - 10,981,768 - - - - - - - - - - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3,692 - 3,692 - - - control Note: The table above includes only shares directly held. (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. 306 13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, the Board of Statutory Officers, or Fiscal Council, grouped per body Base date: 31/12/2018 Audit Committee and Bodies with Controlling Stockholders (1 and 4) Board of Directors (2 and 4) Board of Officers (3 and 4) Fiscal Council (4) Technical or Advisory Functions (4) Companies Shares Shares Shares Shares Shares Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Common Preferred Total Issuer Itaú Unibanco Holding S.A. 4,571,234,431 29,240,311 4,600,474,742 - 3 ,122,738 3 ,122,738 12,516 18,192,921 1 8,205,437 1 00,635 1 ,873,697 1,974,332 219 1 72,562 1 72,781 Companhia E.Johnston de Participações 5 ,520 11,040 1 6,560 - - - - - - - - - - - - Companhia ESA 1,798,200,474 - 1,798,200,474 - - - - - - - - - - - - Parent Companies Itaúsa - Investimentos Itaú S.A. 1,828,486,356 1,028,252,369 2,856,738,725 322 8 24,693 8 25,015 437 2,926,308 2 ,926,745 - - - - - - IUPAR - Itaú Unibanco Participações S.A. 355,227,096 350,942,273 706,169,369 - - - - - - - - - - - - Under Itautec S.A. 10,981,768 - 10,981,768 - - - - - - - - - - - - common Duratex S.A. 274,166,548 - 274,166,548 - - - - - - 3,692 - 3,692 - - - control Note: The table above includes only shares directly held. (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A., to B3 S.A. - BRASIL, BOLSA, BALCÃO to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358/02; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties. 306

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format

	Board of Directors*		Board of Statutory Officers		
a Body					
b number of members	4	1	6	7	9
c number of compensated members	4	1	6	7	9
d plan name	ITAUBANCO CD (1)	Futuro Inteligente	ITAUBANCO CD (1)	Futuro Inteligente	Flexprev PGBL
e number of management members that are eligible for retirement	3	1	1	1	3
f conditions for early retirement restated amount of contributions accumulated in the pension plan by the end of last	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age
g year, less the portion relating to contributions made directly by management members	R$ 29,490,197	R$ 3,960,318	R$ 11,545,663	R$ 16,591,859	R$ 2,086,150
h total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management members	R$ 540,459	R$ 237,684	R$ 565,580	R$ 1,270,080	R$ 727,500
i whether there is the possibility of early redemption and, if so, what the conditions are	No	No	No	No	No

Note:

1. The number of members of each body (item "c") corresponds to the number of management members that are active participants of the pension plans
2. (1) The Defined Contribution pension plan was implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spinoff process, the account balance of each participant was recorded individually.

(*) out of this R$ 778,142.44 (item 'h'), R$ 265,205.24 arises from contributions from the sponsor and the remaining amount from Fundação Itaú Unibanco.

13.11. In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

Year ended December 31,2018

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	11.25	20.83	6.00
c	number of members who receive compensation	11.25	20.83	6.00
d	Amount of the highest individual compensation	12,941,000	46,880,000	220,500
e	Amount of the lowest individual compensation	2,652,000	2,604,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	5,218,146	13,316,714	154,500

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2017

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	10.18	21.67	5.58
c	number of members who receive compensation	10.18	21.67	5.58
d	Amount of the highest individual compensation	12,228,000	40,918,000	220,500
e	Amount of the lowest individual compensation	2,567,000	2,309,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	4,822,777	13,505,633	155,642

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended December 31,2016

a	Body	Board of Directors	Executive Board	Fiscal Council
b	number of members	8.67	21.33	4.33
c	number of members who receive compensation	8.67	21.33	4.33
d	Amount of the highest individual compensation	11,709,000	72,935,000	220,500
e	Amount of the lowest individual compensation	2,109,000	1,903,000	88,200
f	Average amount of individual compensation (total compensation divided by the number of compensated members)	3,369,550	13,341,960	159,584

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

In 2016 structural changes were carried out in the Company's Executive Board. Accordingly, the amount of the highest individual compensation of the Statutory Executive Board includes a non-recurring special termination bonus for significant contribuition to the Company, in shares of the Company and a three year deferral period. The amount recorded as non-recurring was R$ 37,611 thousand.

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13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter 2018 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 63% 0% 0% 2017 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 59% 5% 0% 2016 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 57% 32% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. 308 13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, the annual proportion amount, and of keeping certain benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13 With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s result related to members of the board of directors, board of statutory officers or fiscal council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter 2018 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 63% 0% 0% 2017 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 59% 5% 0% 2016 Board of Statutary Body Board of Directors Fiscal Council Officers Related parties 57% 32% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s result as compensation to the members of the board of directors, board of statutory officers or fiscal council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. 308

13.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons The amounts stated in the tables below were assigned as monthly fixed compensation, benefits, and annual variable compensation. 2018 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 262,054,838 - 262,054,838 Companies under common control - - - - 2017 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 280,978,299 - 280,978,299 Companies under common control - - - - 2016 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 196,756,670 - 196,756,670 Companies under common control - - - - 13.16. Supply other information that the issuer may deem relevant Not applicable. 309 13.15 With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect parent companies, companies under common control and subsidiaries as compensation to the members of the issuer’s board of directors, board of statutory officers or fiscal council, grouped by body, specifying the reason these amounts were paid to these persons The amounts stated in the tables below were assigned as monthly fixed compensation, benefits, and annual variable compensation. 2018 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 262,054,838 - 262,054,838 Companies under common control - - - - 2017 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 280,978,299 - 280,978,299 Companies under common control - - - - 2016 - Compensation received due to the position held in the Issuer R$ Board of Statutary Board of Directors Fiscal Council Total Officers Direct and indirect parent companies - - - - Issuer's subsidiaries - 196,756,670 - 196,756,670 Companies under common control - - - - 13.16. Supply other information that the issuer may deem relevant Not applicable. 309

ITEM 14. HUMAN RESOURCES 14.1. Describe the issuer’s human resources, supplying the following information: a) Number of employees (total, by groups based on the activity performed and by geographic location). Employees We had 100,335 employees on December 31, 2018 compared to 99,332 on December 31, 2017. The following tables show the total number of employees for the years ended on December 31, 2018, 2017 and 2016, segmented by region (Brazil and abroad) and operating unit: 310 ITEM 14. HUMAN RESOURCES 14.1. Describe the issuer’s human resources, supplying the following information: a) Number of employees (total, by groups based on the activity performed and by geographic location). Employees We had 100,335 employees on December 31, 2018 compared to 99,332 on December 31, 2017. The following tables show the total number of employees for the years ended on December 31, 2018, 2017 and 2016, segmented by region (Brazil and abroad) and operating unit: 310

b) Number of outsourced workers (total, by groups broken down into activities performed and geographical location)

Outsourced workers (by activity)	December 31		
	2018	2017	2016
Surveillance	10.294	10.633	12.327
Cleaning	4.634	4.209	4.438
Maintenance	650	1.158	1.910
IT	10.495	7.823	8.754
Logistics/ Mail room	8.512	5.790	2.430
Sales representatives	11.643	8.654	9.563
Legal services	-	-	-
Other[1]	1.604	1.075	2.693
Call Center	21.660	14.437	16.930
Debt collection offices	3.275	4.395	3.355
Total	**72.767**	**58.174**	**62.400**

(1) Including Facilities, HR Services, and Temporary labor.

Outsourced workers (by region)	December 31		
	2018	2017	2016
South	6.547	4.252	4.149
Southeast	46.768	27.409	31.789
Central-west	2.683	2.265	1.985
Northeast	14.571	4.434	3.275
North	1.225	982	917
Not identified	973	-	-
Total	**72.767**	**39.342***	**42.115***

** Data on regions of call centers and debt collection offices are reported as of 2018 only.*

c) Turnover rate

The turnover rate is the ratio of employees hired to employees terminated (either voluntarily or involuntarily) in a given period. We monitor this rate on a monthly basis and submit it to the Executive Committee (the criteria used do not include employees outside Brazil, apprentices, expatriates, disability retirees, officers and interns).

Total turnover rate

	2018	2017	2016
Voluntary	3.1%	2.2%	1.9%
Involuntary	6.9%	6.9%	8.5%

Notes:
Calculation based on total terminations/ (Total employees at the beginning of the period + Total employees at the end of the period)/2. Total employees at the end of the period include employees at the beginning of the period plus employee hires minus employee terminations. It does not include interns, expatriates and disability retirees.

14.2. Comment on any relevant change occurred with respect to the figures disclosed in item 14.1 above.

The hiring of insurance consultants and sales force for REDE expanded our staff in 2018. The technology department has also hired to speed up our digital transformation process. Our number of employees increased to 100,335 on December 31, 2018 from 99,332 year on year.

14.3. Describe the issuer's employee compensation policies, informing:

a) Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of

311

salary surveys from independent specialized consultancies, participation in surveys carried out by other banks, and participation in forums specialized in compensation. The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account the employees’ seniority and their individual performance while carrying out duties. Variable compensation in turn acknowledges the level of dedication, results achieved and the short, medium and long-term sustainability of these results. In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in respective jurisdictions. b) Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ many professional categories. The conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also applies, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) check-up; (v) parking. Granting of these benefits may vary in accordance with the employee’s category and/or the market or regulatory considerations about jurisdictions specifically applicable to a certain employee. Additionally, the following benefits are offered to all employees: - special benefits in banking products and services; - Itaú Unibanco Club; - discounts in accredited fitness centers; - Gympass (large nationwide chain of fitness centers); - discounts and facilities in payment in drugstores; - psychosocial services. c) Characteristics of the stock-based profit sharing plans to employees, identifying: i. beneficiary groups ii. conditions to exercise iii. strike prices iv. terms of exercise v. number of shares committed by the plan We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year: 312 salary surveys from independent specialized consultancies, participation in surveys carried out by other banks, and participation in forums specialized in compensation. The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the Promotion and Merit Policy, which takes into account the employees’ seniority and their individual performance while carrying out duties. Variable compensation in turn acknowledges the level of dedication, results achieved and the short, medium and long-term sustainability of these results. In addition, employees are entitled to salary adjustments and profit sharing, established in collective bargaining agreements applicable in respective jurisdictions. b) Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent our employees’ many professional categories. The conditions to enjoy these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also applies, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) check-up; (v) parking. Granting of these benefits may vary in accordance with the employee’s category and/or the market or regulatory considerations about jurisdictions specifically applicable to a certain employee. Additionally, the following benefits are offered to all employees: - special benefits in banking products and services; - Itaú Unibanco Club; - discounts in accredited fitness centers; - Gympass (large nationwide chain of fitness centers); - discounts and facilities in payment in drugstores; - psychosocial services. c) Characteristics of the stock-based profit sharing plans to employees, identifying: i. beneficiary groups ii. conditions to exercise iii. strike prices iv. terms of exercise v. number of shares committed by the plan We have a stock-based profit-sharing program for a specific target audience, acknowledging those who stood out during the relevant year: 312

313 313

We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 a) (2). 14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the three past years Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (hours bank) schemes, among others. From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1,438 active employees with roles in the various boards of directors of the representative labor unions. As set forth in the collective labor agreement for bank employees, 890 work full time for these union entities. In addition, we allow the unions to hold membership 314 We also have an institutional program referred to as Partners Program, whose details are included herein in item 13.4 a) (2). 14.4. Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the three past years Itaú Unibanco has a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (hours bank) schemes, among others. From the point of view of labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1,438 active employees with roles in the various boards of directors of the representative labor unions. As set forth in the collective labor agreement for bank employees, 890 work full time for these union entities. In addition, we allow the unions to hold membership 314 campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles. We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective bargaining agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that impact the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions. We are a party to annual collective round table negotiations involving the labor unions representing bank, insurance and finance house employees for the joint preparation with employers’ and professional associations the collective bargaining agreements which spell out employee rights and benefits. The banking sector has historically experienced annual strikes. Below is a brief record of labor stoppages: (1) These stoppages did not result in losses for Itaú Unibanco since the movement took place across the entire Brazilian financial system. (2) The collective labor agreements process in 2016 established agreements valid for a period of two years, valid from September 1, 2016 to August 31, 2018. On September 1, 2017, as stated in the current collective labor agreements, we readjusted salaries and benefits of all employees in the banking category. Thus, we did not have any kind of strike or significant interruptions in banking operations in 2017. All these movements and strike action at our branches had a partial impact only. Some branches were able to open during the course of the day and the operations of the branch network were never brought to a complete halt. However, in the past few years we have noticed a growing volume of transactions executed through our digital channels. This has made a significant contribution to offsetting the effects of strike action on our operations. The collective labor agreements process in 2018 established agreements valid for a period of two years, valid from September 1st, 2018 to August 31st, 2020. We had did not have any kind of strike or significant interruptions in banking operations in 2018. Notwithstanding the foregoing, Itaú Unibanco believes that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities. 14.5. Supply other information that the Issuer may deem relevant Not applicable. 315 campaigns and, when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles. We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective bargaining agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that impact the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions. We are a party to annual collective round table negotiations involving the labor unions representing bank, insurance and finance house employees for the joint preparation with employers’ and professional associations the collective bargaining agreements which spell out employee rights and benefits. The banking sector has historically experienced annual strikes. Below is a brief record of labor stoppages: (1) These stoppages did not result in losses for Itaú Unibanco since the movement took place across the entire Brazilian financial system. (2) The collective labor agreements process in 2016 established agreements valid for a period of two years, valid from September 1, 2016 to August 31, 2018. On September 1, 2017, as stated in the current collective labor agreements, we readjusted salaries and benefits of all employees in the banking category. Thus, we did not have any kind of strike or significant interruptions in banking operations in 2017. All these movements and strike action at our branches had a partial impact only. Some branches were able to open during the course of the day and the operations of the branch network were never brought to a complete halt. However, in the past few years we have noticed a growing volume of transactions executed through our digital channels. This has made a significant contribution to offsetting the effects of strike action on our operations. The collective labor agreements process in 2018 established agreements valid for a period of two years, valid from September 1st, 2018 to August 31st, 2020. We had did not have any kind of strike or significant interruptions in banking operations in 2018. Notwithstanding the foregoing, Itaú Unibanco believes that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities. 14.5. Supply other information that the Issuer may deem relevant Not applicable. 315

15.1 / 15.2 – Stockholding position

Stockholder							
CPF/CNPJ	Nationality-State		Party to Stockholders' Agreement	Controlling stockholder	Last change		
Stockholder resident abroad	Name of legal or mandatory representative			Type of stockholder	CPF/CNPJ		
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)		Preferred shares %	Total number of shares (Units)		Total shares %
Details by class of shares (Units)							
Class of share	Number of shares (Units)	Shares %					
Itaúsa - Investimentos Itaú S.A.							
61.532.644/0001-15	Brazilian-SP	Yes		Yes	11/26/2018		
No							
1,943,906,577	39.205000%	169,323		0.003000%	1,944,075,900		19,829000%
Class of share	Number of shares (Units)	Shares %					
TOTAL	0	0.000000%					
BlackRock,INC	American	No		No	11/26/2018		
No							
0	0.000000%	349,925.097		7.221000%	349,925,097		3,569000%
Class of share	Number of shares (Units)	Shares %					
TOTAL	0	0.000000%					

316

IUPAR - Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082000% 4,434,449,324 91.5110 4,884,748,702 49,8240 00% 00% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000% 317 IUPAR - Itaú Unibanco Participações S.A. 04.676.564/0001-08 Brazilian-SP Yes Yes 11/26/2018 No 2,564,084,404 51.713000% 0 0.000000% 2,564,084,404 26.153000% OTHERS 450,299,378 9.082000% 4,434,449,324 91.5110 4,884,748,702 49,8240 00% 00% Class of Number of shares Shares % share (Units) TOTAL 0 0.000000% 317

15.1 / 15.2 - Stockholding position

Stockholder					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
Details by class of shares (Units)					
Class of share	Number of shares (Units)	Shares %			
TREASURY SHARES - Date of last change: 04/24/2019					
0	0.000000%	61,301,245	1.265000%	61,301,245	0,625000%
Class of share	Number of shares (Units)	Shares %			
TOTAL	0	0.000000%			

TOTAL					
4,958.290.359	100.000000%	4,845.844.989	100.000000%	9,804.135.348	100.000000%

318

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 230,537, 4.1730 597,134,943 7,097000 814 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 31915.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 TREASURY SHARES Yes Yes No 0 0.000000 3,500.000 0.063000 3,500.000 0,042000 Class of share Number of shares (Units) Shares % 0 0 0.000000 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/30/2018 No 366,597,129 12.686000 230,537, 4.1730 597,134,943 7,097000 814 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 319

407.919.70 Brazilian- Ye Yes 10/30/20 8-09 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0,0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Alfredo Egydio Setubal 014.414.21 Brazilian- Yes Yes 10/30/2018 8-07 SP No 102,336,43 3.554000 40,914, 0.7410 143,634,059 1,7070 9 885 00 00 Shares % Class of share Number of shares (Units) TOTAL 0 0.0000 00 320407.919.70 Brazilian- Ye Yes 10/30/20 8-09 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0,0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 PARENT COMPANY / CPF/CNPJ Composition of INVESTING COMPANY capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Alfredo Egydio Setubal 014.414.21 Brazilian- Yes Yes 10/30/2018 8-07 SP No 102,336,43 3.554000 40,914, 0.7410 143,634,059 1,7070 9 885 00 00 Shares % Class of share Number of shares (Units) TOTAL 0 0.0000 00 320

321321

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Yes Yes 03/31/20 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 BlackRock ,INC American No No 10/30/2018 No 32215.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Yes Yes 03/31/20 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 BlackRock ,INC American No No 10/30/2018 No 322

0 0.000000 229,620,576 4.159000 229,620,576 2,730000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 3230 0.000000 229,620,576 4.159000 229,620,576 2,730000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 323

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 03/31/2019 No 3,002,067 0.104000 206 0.0010 3,002,273 0.036000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 2,399 0.0010 3,004,46 0.0360 2,36 00 7 00 8 TOTAL 0 0.000000 32415.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Bruno Rizzo Setubal 299.133.368-56 Brazilian-SP Yes Yes 03/31/2019 No 3,002,067 0.104000 206 0.0010 3,002,273 0.036000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 2,399 0.0010 3,004,46 0.0360 2,36 00 7 00 8 TOTAL 0 0.000000 324

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/30/20 8-18 SP s 18 No 2,067 0.001000 206 0.0001 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 325Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/30/20 8-18 SP s 18 No 2,067 0.001000 206 0.0001 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 325

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 03/31/20 8-59 SP s 19 No 10,571,626 0.366000 410.206 0.0070 10,981,8 0, 00 32 131000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 32615.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Companhia ESA 52.117.397/0001-08 Brazilian-SP Yes Yes 10/30/2018 No 30,285,876 1.048000 3,071,221 0.0560 33,357,097 0,397000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 03/31/20 8-59 SP s 19 No 10,571,626 0.366000 410.206 0.0070 10,981,8 0, 00 32 131000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 326

TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 Brazilian- No No 03/31/2019 01-67 SP No 444,274,541 15.37400 67,738 1.22700 512,012,658 6,0880 0 ,117 0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 327TOTAL 0 0.000000 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 60.480.480/00 Brazilian- No No 03/31/2019 01-67 SP No 444,274,541 15.37400 67,738 1.22700 512,012,658 6,0880 0 ,117 0 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 327

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 ,312 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 03/31/20 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 32815.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Fundação Itaú Social 59.573.030/0001-30 Brazilian-SP No No 10/30/2018 No 337,678,958 11.685000 41,473 0.7510 379,152,270 4,506000 ,312 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Gabriel de Mattos Setubal 348.338.808-73 Brazilian- Yes Yes 03/31/20 SP 19 No 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 328

TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Yes Yes 03/31/20 8-92 SP 19 No 10,571,733 0.366000 224,4 0.00400 10,796,1 0,1280 08 0 41 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 329TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Yes Yes 03/31/20 8-92 SP 19 No 10,571,733 0.366000 224,4 0.00400 10,796,1 0,1280 08 0 41 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 329

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 03/31/2019 No 91,927,884 3.181000 39,166, 0.7090 131,094,280 1,559000 396 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 10/30/20 8-08 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 33015.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 José Luiz Egydio Setubal 011.785.508-18 Brazilian-SP Yes Yes 03/31/2019 No 91,927,884 3.181000 39,166, 0.7090 131,094,280 1,559000 396 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Julia Guidon Setubal Winandy 336.694.35 Brazilian- Ye Yes 10/30/20 8-08 SP s 18 No 2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 330

TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 9,147 0.0010 3,011,21 0.0360 2,07 00 8 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 331TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Yes Yes 03/31/20 SP 19 No 3,00 0.104000 9,147 0.0010 3,011,21 0.0360 2,07 00 8 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 331

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 03/31/20 8-00 SP 19 No 31,917,351 1.104000 45,805,5 0.8300 77,722,8 0.9240 02 00 53 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/30/20 8-10 SP s 18 332 No 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marcelo Ribeiro do Valle Setubal 230.936.378-21 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Yes Yes 03/31/20 8-00 SP 19 No 31,917,351 1.104000 45,805,5 0.8300 77,722,8 0.9240 02 00 53 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/30/20 8-10 SP s 18 332 No

2,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 3332,067 0.001000 206 0.0010 2,273 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 333

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 11/09/20 01-90 SP s 17 No 6 0.001000 0 0.0000 6 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/20 8-73 SP 19 No 334 3,582,896 0.124000 281,671 0.0050 3,864,56 0,046015.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Marina Nugent Setubal 384.422.518-80 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 O. E. Setubal S.A. 61.074.456/00 Brazilian- Ye Yes 11/09/20 01-90 SP s 17 No 6 0.001000 0 0.0000 6 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Yes Yes 03/31/20 8-73 SP 19 No 334 3,582,896 0.124000 281,671 0.0050 3,864,56 0,0460

00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 33500 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 335

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 03/31/2019 No 94,593,567 3.273000 41,982, 0.7600 136,576,258 1,624000 691 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 00 OTHERS 279,399,794 9.655000 4,153,954,436 75,233 4,433,354 52,702 000 ,230 000 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/30/20 18 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 9 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 33615.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 03/31/2019 No 94,593,567 3.273000 41,982, 0.7600 136,576,258 1,624000 691 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.0000 00 OTHERS 279,399,794 9.655000 4,153,954,436 75,233 4,433,354 52,702 000 ,230 000 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/30/20 18 No 2,09 0.001000 52,871 0.0010 54,970 0.0010 9 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 336

Paula Lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/30/20 18 No 2,06 0.001000 206 0.0010 2,273 0.0010 7 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 337Paula Lucas Setubal 295.243.528-69 Brazilian-SP Yes Yes 10/30/20 18 No 2,06 0.001000 206 0.0010 2,273 0.0010 7 00 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 337

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 10/30/2018 8-72 SP No 117,031,32 4.050000 40,340,3 0.7300 157,371,698 1,8700 3 75 00 00 Class of share Number of shares (Units) Shares % 33815.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Paulo Egydio Setubal 336.694.318-10 Brazilian-SP Yes Yes 10/30/2018 No 2,067 0.001000 206 0.0010 2,273 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paulo Setubal Neto 638.097.88 Brazilian- Yes Yes 10/30/2018 8-72 SP No 117,031,32 4.050000 40,340,3 0.7300 157,371,698 1,8700 3 75 00 00 Class of share Number of shares (Units) Shares % 338

TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 10/30/2018 8-99 SP No 102,672,13 3.553000 42,002,6 0.7600 144,674,758 1,7190 0 28 00 00 Number of share Shares % Class of share (Units) TOTAL 0 0.000000 339TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Yes Yes 10/30/2018 8-99 SP No 102,672,13 3.553000 42,002,6 0.7600 144,674,758 1,7190 0 28 00 00 Number of share Shares % Class of share (Units) TOTAL 0 0.000000 339

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/30/2018 No 65,012,941 2.250000 48,397, 0.8760 113,410,004 1,348000 063 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 10/30/2018 8-52 SP No 103,192,39 3.571000 38,766,3 0.7020 141,958,729 1,6870 5 34 00 00 Class of share Number of shares (Units) Shares % 34015.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/30/2018 No 65,012,941 2.250000 48,397, 0.8760 113,410,004 1,348000 063 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Roberto Egydio Setubal 007.738.22 Brazilian- Yes Yes 10/30/2018 8-52 SP No 103,192,39 3.571000 38,766,3 0.7020 141,958,729 1,6870 5 34 00 00 Class of share Number of shares (Units) Shares % 340

TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000 341TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Yes Yes 10/30/2018 8-81 SP No 65,067,408 2.252000 48,486,6 0.8780 113,554,015 1,3500 07 00 00 Class of share TOTAL 0 Number of shares (units) 0 Shares% 0.000000 341

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836, 3.4360 429,217,164 5.1010 182 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 03/31/20 8-81 SP 19 No 342 10,572,062 0.366000 1,069 0,01900 11,641,8 0.138015.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Itaúsa - Investimentos Itaú 61.532.644/00 S.A. 01-15 Rodrigo Ribeiro do Valle Setubal 230.936.298-02 Brazilian-SP Yes Yes 10/30/2018 No 2,099 0.001000 52,871 0.0010 54,970 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rudric ITH S.A. 67.569.061/00 Brazilian- Yes Yes 10/30/2018 01-45 SP No 239,380,982 8.284000 189,836, 3.4360 429,217,164 5.1010 182 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Yes Yes 03/31/20 8-81 SP 19 No 342 10,572,062 0.366000 1,069 0,01900 11,641,8 0.1380

,752 0 14 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,839,643 100.000 5,520,858 100.000 8,410,697 100.000 000 ,345 000 ,988 000 343,752 0 14 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 2,889,839,643 100.000 5,520,858 100.000 8,410,697 100.000 000 ,345 000 ,988 000 343

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR - Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Itaúsa - Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 344 TOTAL 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock IUPAR - Itaú Unibanco Participações S.A. 04.676.564/00 01-08 Cia. E. Johnston de Participações 04.679.283/0001-09 Brazilian-SP Yes Yes 02/27/2009 No 355,227,092 50.000000 0 0.0000 355,227,092 33.468000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Itaúsa - Investimentos Itaú S.A. 61.532.644/00 Brazilian- Yes Yes 12/15/2017 01-15 SP No 355,227,092 50.00000 350,942, 100.000 706,169,365 66.532 0 273 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.000000 0 0.000000 344 TOTAL

710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000 345710,454, 100.000 350,942, 100.000 1,061,396 100.000 184 000 273 000 ,457 000 345

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 34615.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Cia. E. Johnston de 04.679.283/00 Participações 01-09 Fernando Roberto Moreira Salles 002.938.068-53 Brazilian-SP Yes Yes 04/29/2016 No 1,380 25.000000 2,760 25.000 4,140 25.000000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 João Moreira Salles 667.197.39 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 346

Pedro Moreira Salles 551.222.567-72 Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 347Pedro Moreira Salles 551.222.567-72 Brazilian-SP Yes Yes 04/29/2 016 No 1,38 25.000000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 347

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 34815.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Cia. E. Johnston de Participações 04.679.283/0001-09 TOTAL 5,52 100.000 11,0 100.000 16.5 100.000 0 000 40 000 60 000 Walther Moreira Salles Júnior 406.935.46 Brazilian- Yes Yes 04/29/2 7-00 SP 016 No 1,380 25.00000 2,760 25.000 4,140 25.000 0 000 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 348

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 34915.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Alfredo Egydio Arruda Villela Filho 066.530.838-88 Brazilian-SP Yes Yes 10/01/2018 No 366,597,129 20.387000 0 0.0000 366,597,129 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Alfredo Egydio Nugent Setubal 407.919.70 Brazilian- Ye Yes 10/01/20 8-09 SP s 18 No 2.067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 349

TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 350TOTAL 0 0.000000 Alfredo Egydio Setubal 014.414.21 Brazilian- Ye Yes 10/01/2018 8-07 SP s No 102,719,17 5.712000 0 0.0000 102,719,174 5.7120 4 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 350

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.387000 0 0.0000 366,597,103 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 TOTAL 0 0.000000 351 PÁGINA: 20 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Brazilian-SP Yes Yes 10/01/2018 No 366,597,103 20.387000 0 0.0000 366,597,103 20.387000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Beatriz de Mattos Setubal da Fonseca 316.394.318-70 Brazilian-SP Ye Yes 12/18/20 s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 TOTAL 0 0.000000 351 PÁGINA: 20 de 39

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 3,002,067 0.166000 0 0.0000 3,002,06 0.1660 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 352Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Bruno Rizzo Setubal 299.133.36 Brazilian- Ye Yes 11/09/20 8-56 SP s 17 No 3,002,067 0.166000 0 0.0000 3,002,06 0.1660 00 7 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 352

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 3,002,068 0.166000 0 0.0000 3,002,068 0.166000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/01/20 8-18 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 35315.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Camila Setubal Lenz Cesar 350.572.098-41 Brazilian-SP Yes Yes 12/18/2018 No 3,002,068 0.166000 0 0.0000 3,002,068 0.166000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Carolina Marinho Lutz Setubal 077.540.22 Brazilian- Ye Yes 10/01/20 8-18 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 353

TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 10,571,626 0.587000 0 0.0000 10,571,6 0.5870 00 26 00 TOTAL 0 0.000000 354TOTAL 0 0.000000 Fernando Setubal Souza e Silva 311.798.87 Brazilian- Ye Yes 10/01/20 8-59 SP s 18 No 10,571,626 0.587000 0 0.0000 10,571,6 0.5870 00 26 00 TOTAL 0 0.000000 354

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,582,896 0.199000 0 0.0000 3,582,896 0.199000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 10/01/20 8-92 SP s 18 No 10,571,733 0.587000 0 0.0000 10,571,7 0.5870 00 33 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 35515.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Gabriel de Mattos Setubal 348.338.808-73 Brazilian-SP Yes Yes 12/18/2018 No 3,582,896 0.199000 0 0.0000 3,582,896 0.199000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Guilherme Setubal Souza e Silva 269.253.72 Brazilian- Ye Yes 10/01/20 8-92 SP s 18 No 10,571,733 0.587000 0 0.0000 10,571,7 0.5870 00 33 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 355

TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/18/20 8-18 SP s 18 No 91,927,884 5.112000 0 0.0000 91,927,8 5.1120 00 84 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 356TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 12/18/20 8-18 SP s 18 No 91,927,884 5.112000 0 0.0000 91,927,8 5.1120 00 84 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 356

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stoc kholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of pre ferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes Yes 10/01/2018 No 2,067 0.001000 0 0.0000 2,067 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 3,00 0.166000 0 0.0000 3,002,07 0.1660 2,07 00 1 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 35715.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stoc kholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of pre ferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Julia Guidon Setubal Winandy 336.694.358-08 Brazilian-SP Yes Yes 10/01/2018 No 2,067 0.001000 0 0.0000 2,067 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Luiza Rizzo Setubal Kairalla 323.461.948-40 Brazilian- Ye Yes 12/18/20 SP s 18 No 3,00 0.166000 0 0.0000 3,002,07 0.1660 2,07 00 1 00 1 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 357

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 358Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Marcelo Ribeiro do Valle Setubal 230.936.37 Brazilian- Ye Yes 10/01/20 8-21 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 358

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes Yes 10/01/2018 No 31,917,351 1.774000 0 0.0000 31,917,351 1.774000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 359 PÁGINA: 25 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Maria Alice Setubal 570.405.408-00 Brazilian-SP Yes Yes 10/01/2018 No 31,917,351 1.774000 0 0.0000 31,917,351 1.774000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Mariana Lucas Setubal 227.809.99 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 359 PÁGINA: 25 de 39

TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 360TOTAL 0 0.000000 Marina Nugent Setubal 384.422.51 Brazilian- Ye Yes 10/01/20 8-80 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of share Number of shares (Units) Shares % Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 360

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/18/20 8-73 SP s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/18/2018 8-29 SP s 361 No PÁGINA: 24 de 39 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 O. E. Setubal S.A. 61.074.456/0001-90 Brazilian-SP Yes Yes 11/09/2017 No 6 0.001000 0 0.0000 6 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Olavo Egydio Mutarelli Setubal 394.635.34 Brazilian- Ye Yes 12/18/20 8-73 SP s 18 No 3,582,896 0.199000 0 0.0000 3,582,89 0.1990 00 6 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Olavo Egydio Setubal Júnior 006.447.04 Brazilian- Ye Yes 12/18/2018 8-29 SP s 361 No PÁGINA: 24 de 39

94,593,567 5.260000 0 0.0000 94,593,567 5.2600 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 36294,593,567 5.260000 0 0.0000 94,593,567 5.2600 00 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 362

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/01/2018 No 2,099 0.001000 0 0.0000 2,099 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 36315.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Patricia Ribeiro do Valle Setubal 230.936.328-62 Brazilian-SP Yes Yes 10/01/2018 No 2,099 0.001000 0 0.0000 2,099 0.001000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Paula Lucas Setubal 295.243.52 Brazilian- Ye Yes 10/01/20 8-69 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 363

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 364Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Paulo Egydio Setubal 336.694.31 Brazilian- Ye Yes 10/01/20 8-10 SP s 18 No 2,067 0.001000 0 0.0000 2,067 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 364

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 10/01/2018 No 117,031,323 6.508000 0 0.0000 117,031,323 6.508000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 10/01/2018 8-99 SP s No 102,672,13 5.709000 0 0.0000 102,673,130 5.7090 0 00 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 36515.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 10/01/2018 No 117,031,323 6.508000 0 0.0000 117,031,323 6.508000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Ricardo Egydio Setubal 033.033.51 Brazilian- Ye Yes 10/01/2018 8-99 SP s No 102,672,13 5.709000 0 0.0000 102,673,130 5.7090 0 00 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 365

TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 366 PÁGINA: 28 de 39 TOTAL 0 0.000000 Ricardo Villela Marino 252.398.28 Brazilian- Ye Yes 10/01/20 8-90 SP s 18 No 65,012,941 3.615000 0 0.0000 65,012,9 3.6150 00 41 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 366 PÁGINA: 28 de 39

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.738000 0 0.0000 103,192,395 5.738000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 36715.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 10/01/2018 No 103,192,395 5.738000 0 0.0000 103,192,395 5.738000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Rodolfo Villela Marino 271.943.01 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 65,067,408 3.618000 0 0.0000 65,067,4 3.6180 00 08 00 Class of share Number of shares (Units) Shares % Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 367

TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 368TOTAL 0 0.000000 Rodrigo Ribeiro do Valle Setubal 230.936.29 Brazilian- Ye Yes 10/01/20 8-02 SP s 18 No 2,099 0.001000 0 0.0000 2,099 0.0010 00 00 Class of Share Numer of Shares (units) 0Shares % TOTAL 0 .000000 368

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 10,572,062 0.587000 0 0.0000 10,572,0 0.5870 00 62 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 369 00 000 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Companhia ESA 52.117.397/00 01-08 Rudric ITH S.A. 67.569.061/0001-45 Brazilian-SP Yes Yes 10/01/2018 No 239,380,982 13.312000 0 0.0000 239,380,982 13.312000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 Tide Setubal Souza e Silva Nogueira 296.682.97 Brazilian- Ye Yes 10/01/20 8-81 SP s 18 No 10,572,062 0.587000 0 0.0000 10,572,0 0.5870 00 62 00 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 TOTAL 1,798,200,474 100.000000 0 0.0000 1,798,200,474 100.000 369 00 000

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 370 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 370

Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 371Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 371

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 37215.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 372

Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 373Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 373

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 37415.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Roberto Egydio Setubal 007.738.228-52 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 TOTAL 700,0 100.000 0 0.0000 700,0 100.000 00 000 00 00 000 374

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4.626000 0 0.0000 38,000,002 4.626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 37515.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4.626000 0 0.0000 38,000,002 4.626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 375

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 376Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 376

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 37715.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.000000 821,647, 100.000 904 000 904 000 377

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,839,643 100.000000 5,524,358,345 100.000000 8,414,197,988 100.000000 TOTAL 2,889,839,643 100.000 5,524,358 100.000 8,414,197 100.000 000 ,345 000 ,988 000 37815.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Itaúsa - Investimentos Itaú S.A. 61.532.644/0001-15 OTHERS 2,889,839,643 100.000000 5,524,358,345 100.000000 8,414,197,988 100.000000 TOTAL 2,889,839,643 100.000 5,524,358 100.000 8,414,197 100.000 000 ,345 000 ,988 000 378

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 379 No 15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Alfredo Egydio Setubal 014.414.218-07 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 José Luiz Egydio Setubal 011.785.50 Brazilian- Ye Yes 04/30/2 8-18 SP s 013 No 100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 Maria Alice Setubal 570.405.40 Brazilian- Ye Yes 04/30/2 8-00 SP s 013 379 No

100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 380100,000 14.28500 0 0.0000 100,000 14.285 0 00 000 Class of share Number of shares (Units) Shares % TOTAL 0 0.000000 380

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 38115.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % P ARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock O. E. Setubal S.A. 61.074.456/00 01-90 Olavo Egydio Setubal Júnior 006.447.048-29 Brazilian-SP Yes Yes 04/30/2013 No 100,000 14.285000 0 0.0000 100,000 14.285000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Paulo Setubal Neto 638.097.888-72 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 381

Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 382Ricardo Egydio Setubal 033.033.518-99 Brazilian-SP Yes Yes 04/30/2 013 No 100,000 14.285000 0 0.0000 100,000 14.285 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 382

15.1 / 15.2 - Stockholding position

PARENT COMPANY/ INVESTING COMPANY					
STOCKHOLDER					
CPF/CNPJ	Nationality-State	Party to Stockholders' Agreement	Controlling stockholder	Last change	
Stockholder resident abroad	Name of legal or mandatory representative		Type of stockholder	CPF/CNPJ	
Details by class of shares (Units)					
Number of common shares (Units)	Common shares %	Number of preferred shares (Units)	Preferred shares %	Total number of shares (Units)	Total shares %
PARENT COMPANY / INVESTING COMPANY				**CPF/CNPJ**	**Composition of capital stock**
O. E. Setubal S.A.				**61.074.456/00 01-90**	
Roberto Egydio Setubal					
007.738.228-52	Brazilian-SP	Yes	Yes	04/30/2013	
No					
100,000	14.285000	0	0.0000 00	100,000	14.285000
Class of share	**Number of shares (Units)**	**Shares %**			
TOTAL	0	0.000000			
TOTAL					
700,0 00	100.000 000	0	0.0000 00	700,0 00	100.000 000

383

15.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4,626000 0 0.0000 38,000,002 4,626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 38415.1 / 15.2 - Stockholding position PARENT COMPANY/ INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Agreement Controlling stockholder Last change Stockholder resident abroad Name of legal or mandatory representative Type of stockholder CPF/CNPJ Details by class of shares (Units) Number of common shares (Units) Common shares % Number of preferred shares (Units) Preferred shares % Total number of shares (Units) Total shares % PARENT COMPANY / CPF/CNPJ Composition INVESTING COMPANY of capital stock Rudric ITH S.A. 67.569.061/00 01-45 Maria de Lourdes Egydio Villela 007.446.978-91 Brazilian-SP Yes Yes 10/18/2018 No 38,000,002 4,626000 0 0.0000 38,000,002 4,626000 00 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 OTHERS 0 0.000000 0 0.0000 0 0.0000 00 00 Ricardo Villela Marino 252.398.288-90 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 384

Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 385Rodolfo Villela Marino 271.943.018-81 Brazilian-SP Yes Yes 10/18/2018 No 391,823,951 47.687000 0 0.0000 391,823,951 47.687 00 000 Class of share Number of shares Shares (Units) % TOTAL 0 0.000000 385

15.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000 38615.1 / 15.2 - Stockholding position PARENT COMPANY / INVESTING COMPANY STOCKHOLDER CPF/CNPJ Nationality-State Party to Stockholders’ Controlling Last change Agreement stockholder Stockholder resident Name of legal or mandatory representative Type of stockholder CPF/CNPJ abroad Details of shares (Units) Number of common Common shares % Number of preferred Preferred shares % Total number of shares Total shares % shares (Units) shares (Units) (Units) PARENT COMPANY / INVESTING COMPANY CPF/CNPJ Composition of capital stock Rudric ITH S.A. 67.569.061/0001-45 TOTAL 821,647, 100.000 0 0.00000 821,647 100.000 904 000 0 ,904 000 386

15.3. – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.24.2019 Number of stockholders – individuals (units) 209,395 Number of stockholders – companies (units) 12,239 Number of institutional investors (units) 997 Outstanding shares Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares. Number of common shares (units) 387,552,873 7.816260% Number of preferred shares (units) 4,738,319,130 97.781071% Total 5,125,872,003 52.282754% 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares 387 15.3. – Distribution of Capital Date of last general stockholders’ meeting/ Date of last update 04.24.2019 Number of stockholders – individuals (units) 209,395 Number of stockholders – companies (units) 12,239 Number of institutional investors (units) 997 Outstanding shares Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares. Number of common shares (units) 387,552,873 7.816260% Number of preferred shares (units) 4,738,319,130 97.781071% Total 5,125,872,003 52.282754% 15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issuer is included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% of a class or type of shares 387

Moreira Salles Family
Egydio de Souza Aranha Family (1)
Free Float (1) (*)
100,00% Total
63,27% Common shares
18,62% Non-voting shares
33,96% Total
36,73% Common shares
81,35% Non-voting shares
66,02% Total
Cia. E . Johnston de Participações
Itaúsa – Investimentos Itaú S.A.
50,00% Common shares
100,00% Non-voting shares
66,53% Total
IUPAR - Itaú Unibanco Participações
50,00 % Common shares
33,47% Total
39,21% Common shares
19,83% Total
Free Float (*)
51,71% Common shares
26,15% Total
Itaú Unibanco Holding S.A.
7,82% Common shares
97,78% Non-voting shares
52,28% Total
(2)
(3)
22,45% Total
100,00% Total
99,99% Common shares "A"
100,00% PN
99,99% Total
100,00% Common shares
100,00% PN
100,00% Total
Itaú CorpBanca S.A.
Banco Itaú Uruguay S.A.
Banco Itaú BBA S.A.
Itaú Consultoria de Valores Mobiliários e Participações S.A.
100,00% Total
99,99% Total
100,00% Common shares
100,00% Non-voting shares
100,00% Total
99,99% Common shares
100,00% Non-voting shares
99,99% Total
99,99% Common shares
100,00% Non-voting shares
99,99% Total
OCA S.A.
Bicsa Holdings, Ltd.
Itaú Unibanco S.A.
0,01% CS
0,00% N-VS
0,01% Total
Itaú Corretora de Valores S.A.
0,01% CS
0,00% N-VS
0,01% Total
Banco Itaucard S.A.
CS = Common Shares
N-VS = Non-Voting Shares

(1) Date: 03.31.2019.
(2) Date: 04.24.2019.
Percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 12.31.2018
Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal

388

Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Itaú Unibanco S.A.	100,00	100,00	Subsidiary
Banco Itaú BBA S.A.	99,99	99,99	Subsidiary
Banco Itaucard S.A.	99,99	99,99	Subsidiary
Itaú Administração Previdenciária Ltda.	0,00	0,00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100,00	100,00	Subsidiary
Itaú Corretora de Valores S. A.	99,99	99,99	Subsidiary
Itaú Seguros S.A.	0,00	0,00	Subsidiary
ITB Holding Brasil Participações Ltda.	0,00	0,00	Subsidiary
Abroad			
Itaú Corpbanca	22,45	22,45	Subsidiary
Banco Itaú Uruguay S.A.	100,00	100,00	Subsidiary
Bicsa Holdings, Ltd.	99,99	99,99	Subsidiary
OCA S.A.	100,00	100,00	Subsidiary
Topaz Holding Ltd.	0,00	0,00	Subsidiary

15.5. With respect to any shareholders' agreement filed at the issuer's head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a) parties

Itaúsa (company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (company owned by the Moreira Salles family) have a stockholders' agreement to govern their relationships related to IUPAR, Itaú Unibanco Holding and their subsidiaries.

b) date of execution

January 27, 2009.

c) term of effectiveness

389

The Stockholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period. d) description of the clauses related to the exercise of voting right and control power The signatories to the stockholders' agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries. e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who assume management positions The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Executive Board is composed of four members, two of whom are appointed by Itaúsa and two appointed by Cia. E. Johnston. As previously mentioned in this Form, the Board of Directors of Itaú Unibanco Holding is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom are jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to its direct interest in our capital. There are no clauses providing for the nomination of individuals in managerial positions. f) description of the clauses related to the transfer of shares and the preemptive right to purchase them The shares held by Itaúsa and Cia. E. Johnston in IUPAR cannot be transferred until November 3, 2018. After that period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive right and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. At its own free will, Itaúsa may transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer their total shares of IUPAR, Itaúsa may exercise its tag-along right to include all or part of Itaú Unibanco Holding’s shares that it directly owns. g) description of the clauses that restrict or bind the voting rights of the members of the Board of Directors or of other supervisoryand control bodies The members of the Board of Directors nominated by Itaúsa and IUPAR vote together. 15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members Until December 31, 2018, there were no relevant changes in the ownership interests of the Issuer’s control group and management members. 15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved a) event; b) main business conditions; c) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholders; For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$752.33 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$150,466 million on December 31, 2018). 390 The Stockholders’ Agreement is in effect for a term of twenty (20) years from January 27, 2009 and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise, in writing, at least one year prior to the end of each effectiveness period. d) description of the clauses related to the exercise of voting right and control power The signatories to the stockholders' agreement undertake to vote, on a consistent and permanent basis, in all matters incumbent upon the General Stockholders’ Meetings and to elect the majority of the management members of the Company and its subsidiaries. e) description of the clauses related to the nomination of management members, members of statutory committees or individuals who assume management positions The Board of Directors of IUPAR is composed of four members, two of whom appointed by Itaúsa and two by Cia. E. Johnston, and its Executive Board is composed of four members, two of whom are appointed by Itaúsa and two appointed by Cia. E. Johnston. As previously mentioned in this Form, the Board of Directors of Itaú Unibanco Holding is composed of at least 10 and at most 14 members. The Board of Directors is currently composed of 12 members, six of whom are jointly appointed by Itaúsa and by Cia. E. Johnston, and two of them are appointed by Itaúsa, due to its direct interest in our capital. There are no clauses providing for the nomination of individuals in managerial positions. f) description of the clauses related to the transfer of shares and the preemptive right to purchase them The shares held by Itaúsa and Cia. E. Johnston in IUPAR cannot be transferred until November 3, 2018. After that period, if one of the parties decides to transfer the shares of IUPAR it holds, the other party may opt to (i) exercise the preemptive right and purchase the shares, or (ii) exercise the tag-along right under the same terms and conditions, or (iii) waive both preemptive and tag-along rights. At its own free will, Itaúsa may transfer the shares of Itaú Unibanco Holding that it directly owns. If the parties decide to jointly transfer their total shares of IUPAR, Itaúsa may exercise its tag-along right to include all or part of Itaú Unibanco Holding’s shares that it directly owns. g) description of the clauses that restrict or bind the voting rights of the members of the Board of Directors or of other supervisoryand control bodies The members of the Board of Directors nominated by Itaúsa and IUPAR vote together. 15.6. Indicate relevant changes in the ownership interests of the issuer’s control group and management members Until December 31, 2018, there were no relevant changes in the ownership interests of the Issuer’s control group and management members. 15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved a) event; b) main business conditions; c) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholders; For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$752.33 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$150,466 million on December 31, 2018). 390

2018 XP Investimentos S.A. Event Acquisition of minority interest in XP Investimentos S.A. (“XP Investimentos”), the holding company that consolidates all investments of XP group (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business On May 11, 2017, Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP conditions Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9%, at a first acquisition, of the total share capital (accounting for 30.06% of common shares) of XP Investimentos, by means of a capital increase in the amount of R$600 million and the acquisition of XP Investimentos’ shares held by the Sellers for R$5.7 billion (“First Acquisition”). XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. Itaú Unibanco S.A. obtained authorizations from CADE, the Brazilian antitrust agency in March 2018, and from the Central Bank of Brazil (BACEN) in August 2018 to consummate the First Acquisition. Accordingly, Itaú Unibanco S.A. signed (i) a Concentration Control Agreement (“CCA”) with BACEN and undertook the commitment to: (a) not to acquire the ownership control of XP Holding for eight years as from the execution of the CCA; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option, originally set forth under this transaction; and (ii) sign a CCA with CADE, and undertook, among others, the commitment to: (a) if requested, distribute its own investment products through open platforms from competitors of XP Holding’s platforms at an arm’s-length basis; and (b) not direct its customers to XP Investimentos’ platforms. On the closing date of the First Acquisition, which took place on August 31, 2018, Itaú Unibanco S.A. and certain of the Sellers executed a Shareholders’ Agreement that included, among others, provisions regarding the rights of Itaú Unibanco S.A. as a minority stockholder of XP Holding, as well as Itaú Unibanco’s right to appoint two out of seven members of XP Investimentos’ Board of Directors. Subject to the future approval from proper government authorities, in addition to the First Acquisition, Itaú Unibanco S.A. will acquire in 2022 an additional 12.5% stake of XP Investimentos’ capital stock, which will lead Itaú Unibanco S.A. to hold 62.4% of the total capital stock of XP Investimentos (equivalent to 40.0% of common shares). In view of this scenario, it is worth mentioning that the operation and management of the business of all XP Group’s companies, including XP Corretora, will continue to be independent, segregated and autonomous, preserving its current principles and values. The control of the XP Group will continue to be held by XP Controle’s shareholders and the current officers and executives of XP Investimentos, XP Corretora and other subsidiaries will remain in charge of their respective business, so as to ensure that XP Corretora continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its customers, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco’s conglomerate, without any restrictions or barriers. Itaú Unibanco will act as a minority stockholder and will have no influence on the commercial 391 2018 XP Investimentos S.A. Event Acquisition of minority interest in XP Investimentos S.A. (“XP Investimentos”), the holding company that consolidates all investments of XP group (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Corretora”). Main business On May 11, 2017, Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP conditions Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9%, at a first acquisition, of the total share capital (accounting for 30.06% of common shares) of XP Investimentos, by means of a capital increase in the amount of R$600 million and the acquisition of XP Investimentos’ shares held by the Sellers for R$5.7 billion (“First Acquisition”). XP Investimentos S.A. total capital stock (before the First Acquisition) was valued at approximately R$12 billion. Itaú Unibanco S.A. obtained authorizations from CADE, the Brazilian antitrust agency in March 2018, and from the Central Bank of Brazil (BACEN) in August 2018 to consummate the First Acquisition. Accordingly, Itaú Unibanco S.A. signed (i) a Concentration Control Agreement (“CCA”) with BACEN and undertook the commitment to: (a) not to acquire the ownership control of XP Holding for eight years as from the execution of the CCA; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option, originally set forth under this transaction; and (ii) sign a CCA with CADE, and undertook, among others, the commitment to: (a) if requested, distribute its own investment products through open platforms from competitors of XP Holding’s platforms at an arm’s-length basis; and (b) not direct its customers to XP Investimentos’ platforms. On the closing date of the First Acquisition, which took place on August 31, 2018, Itaú Unibanco S.A. and certain of the Sellers executed a Shareholders’ Agreement that included, among others, provisions regarding the rights of Itaú Unibanco S.A. as a minority stockholder of XP Holding, as well as Itaú Unibanco’s right to appoint two out of seven members of XP Investimentos’ Board of Directors. Subject to the future approval from proper government authorities, in addition to the First Acquisition, Itaú Unibanco S.A. will acquire in 2022 an additional 12.5% stake of XP Investimentos’ capital stock, which will lead Itaú Unibanco S.A. to hold 62.4% of the total capital stock of XP Investimentos (equivalent to 40.0% of common shares). In view of this scenario, it is worth mentioning that the operation and management of the business of all XP Group’s companies, including XP Corretora, will continue to be independent, segregated and autonomous, preserving its current principles and values. The control of the XP Group will continue to be held by XP Controle’s shareholders and the current officers and executives of XP Investimentos, XP Corretora and other subsidiaries will remain in charge of their respective business, so as to ensure that XP Corretora continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its customers, competing freely with other capital market brokers and distributors, including those controlled by Itaú Unibanco’s conglomerate, without any restrictions or barriers. Itaú Unibanco will act as a minority stockholder and will have no influence on the commercial 391

	and operational policies of XP Corretora or any other company in the XP Group, neither will it have any preference or exclusivity rights regarding the sale of such products.
Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações. and XP Controle Participações S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	After the First Acquisition, the Issuer, by means of its subsidiaries, became the indirect holder of 49.9% of the total capital stock (accounting for 30.06% of common shares) of XP Investimentos.
Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer's stockholders.

2017

The operations were updated in 2018.

2016

Citibank

Event	Acquisition of retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. ("Tecban") (representing up to 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização ("Cibrasec") (representing up to 3.60% of its capital).
Main business conditions	On October 8, 2016, Itaú Unibanco Holding S.A. ("IUH") entered into, by means of its subsidiaries, an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate ("Citibank") for the acquisition of the retail activities carried out by Citibank in Brazil. On the execution date, Citibank's retail operations in Brazil (with 71 branches) had approximately 315,000 retail clients, approximately 1.1 million credit cards, and a loan portfolio worth approximately R$6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets. In August 2017, CADE, Brazilian antitrust agency, approved Itaú Unibanco's acquisition of Citibank's retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes

392

	measures to improve competition in the banking sector. In October 2017, we obtained the final authorization from the Central Bank of Brazil (BACEN) of said acquisition. With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank's retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in Tecban and Cibrasec and respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders' agreements of these companies were met.
Companies involved	Itaú Unibanco S.A., Banco Itaucard S.A., Marcep Corretagem de Seguros S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc., and Citibank N.A., Brazil Branch, as well as Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban, and Cibrasec.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	After complying with usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, the Issuer, by means of its subsidiaries, absorbed Citibank's retail business and became the holder of 4.03% of Tecban's capital and 3.60% of Cibrasec's capital in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.
Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer's stockholders.

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A. ("BMG") in Banco Itaú BMG Consignado S.A. ("Itaú BMG Consignado").
Main business conditions	On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the "BMG Association"). After obtaining the required regulatory approvals, Banco BMG became a stockholder of Itaú BMG Consignado.

393

On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association. After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%. On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital. In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the totality of the interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital. Companies involved BMG and Itaú Unibanco Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the There was no change in the Issuer’s corporate structure. issuer’s parent company, stockholders with more than 5% of the capital, and management members Corporate structure before and after the Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and transaction voting capital. Mechanisms adopted to ensure equitable Not applicable, since it had no effects on the equitable treatment of the Issuer’s treatment among stockholders. stockholders 15.8 Other relevant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock. 394 On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association. After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%. On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital. In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the totality of the interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital. Companies involved BMG and Itaú Unibanco Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the There was no change in the Issuer’s corporate structure. issuer’s parent company, stockholders with more than 5% of the capital, and management members Corporate structure before and after the Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and transaction voting capital. Mechanisms adopted to ensure equitable Not applicable, since it had no effects on the equitable treatment of the Issuer’s treatment among stockholders. stockholders 15.8 Other relevant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% of preferred shares and 3.569% of BlackRock’s capital stock. 394

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION OPENING CLOSING DATE EVENT BALANCE EVENT BALANCE Opening balance at 03.30.2011, as provided by 03.30.20 BlackRock (*) 159,335,737 - 159,335,737 11 Stock split/reverse split, according to notice of 11.01.20 09.01.2011 159,335,737 159,335,7 159,335,700 11 00 04.19.20 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,57 175,269,270 13 0 06.11.20 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,92 192,796,197 14 7 07.31.20 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,62 212,075,817 15 0 10.21.20 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,58 233,283,398 16 1 11/26/20 Stock Split according to notice of 11.01.2018 233,283,398 116,641,6 349,925,097 18 (EGM 07.27.2018) 99 (*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011. b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 24, 2019 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 24, 2019 base dat 395 STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION OPENING CLOSING DATE EVENT BALANCE EVENT BALANCE Opening balance at 03.30.2011, as provided by 03.30.20 BlackRock (*) 159,335,737 - 159,335,737 11 Stock split/reverse split, according to notice of 11.01.20 09.01.2011 159,335,737 159,335,7 159,335,700 11 00 04.19.20 10% Bonus Share (ASM of 04.19.2013) 159,335,700 15,933,57 175,269,270 13 0 06.11.20 10% Bonus Share (ASM of 04.23.2014) 175,269,270 17,526,92 192,796,197 14 7 07.31.20 10% Bonus Share (ASM of 04.29.2015) 192,796,197 19,279,62 212,075,817 15 0 10.21.20 10% Bonus Share (ASM of 09.14.2016) 212,075,817 21,207,58 233,283,398 16 1 11/26/20 Stock Split according to notice of 11.01.2018 233,283,398 116,641,6 349,925,097 18 (EGM 07.27.2018) 99 (*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011. b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. c) On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws was resolved upon in the General Stockholders’ Meeting. d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the April 24, 2019 base date. The number of outstanding shares stated in item 15.3 hereof refers to the April 24, 2019 base dat 395

ITEM 16. TRANSACTIONS WITH RELATED PARTIES 16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found Our policy for transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal practices (such as specific guidelines in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by accounting standards. Transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 4,636/2018. Transactions or sets of transactions connected with related parties involving amounts higher than R$1.0 million in the period of twelve (12) months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, approved by the Board of Directors on March 28, 2019, please see to: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Instruction CVM No. 480/2009 requires that transactions with related parties meeting the conditions set forth by Schedule 30-XXXIII of such rule be disclosed in up to seven (7) business days from their occurrence, in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties be always carried out in the Company’s best interest, with independence and transparency. Itaú Unibanco Holding S.A. policies and practices for transactions with Related Parties are available for consultation on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Rules, Internal Charter of the Related Parties Committee. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING; · Non-financial subsidiaries and affiliates of ITAÚSA, especially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A., and Alpargatas S.A.; · Investments in associates and joint ventures, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A., and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposes, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas, and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the program. Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through civil society’s institutions. 396 ITEM 16. TRANSACTIONS WITH RELATED PARTIES 16.1. Describe the issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the Web it can be found Our policy for transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party and establishes rules and procedures for this type of transactions. It provides that such transactions must be carried out in writing, under market conditions, in accordance with internal practices (such as specific guidelines in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by accounting standards. Transactions carried out between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 4,636/2018. Transactions or sets of transactions connected with related parties involving amounts higher than R$1.0 million in the period of twelve (12) months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access our Transactions with Related Parties Policy, approved by the Board of Directors on March 28, 2019, please see to: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. Instruction CVM No. 480/2009 requires that transactions with related parties meeting the conditions set forth by Schedule 30-XXXIII of such rule be disclosed in up to seven (7) business days from their occurrence, in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties be always carried out in the Company’s best interest, with independence and transparency. Itaú Unibanco Holding S.A. policies and practices for transactions with Related Parties are available for consultation on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Rules, Internal Charter of the Related Parties Committee. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and ITAÚSA, direct and indirect stockholders of ITAÚ UNIBANCO HOLDING; · Non-financial subsidiaries and affiliates of ITAÚSA, especially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A., and Alpargatas S.A.; · Investments in associates and joint ventures, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A., and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposes, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas, and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the program. Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through civil society’s institutions. 396

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING, which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. 16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or that are in effect in the current year: Transactions among companies included in the consolidation were eliminated from the financial statements and consider the absence of risk. a) Name of related parties · Duratex S.A. – Itaúsa’s non-financial subsidiary; · Alpargatas S.A. – Itaúsa’s non-financial subsidiary; · Fundação Itaú Unibanco – Previdência Complementar – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; · FUNBEP – Fundo de Pensão Multipatrocinado – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; · Olímpia Promoção e Serviços S.A. – Itaú Unibanco Holding’s associate; · Instituto Itaú Cultural – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest; · Associação Itaú Viver Mais – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest; and · Associação Cubo Coworking – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest. b) Relationship of the parties with the issuer See items a), e) and f) c) Date of transaction See items e) and f) d) Subject matter of the agreement · Loan operations; · Derivative financial instruments; · Interbank deposits; 397 Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. Among others, these services may include the promotion of cultural, educational, sports, entertainment and health care activities. Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING, which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. 16.2. Except for transactions carried out between the issuer and companies in which it directly or indirectly holds 100% of the capital stock, inform, with respect to transactions with related parties that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the previous year or that are in effect in the current year: Transactions among companies included in the consolidation were eliminated from the financial statements and consider the absence of risk. a) Name of related parties · Duratex S.A. – Itaúsa’s non-financial subsidiary; · Alpargatas S.A. – Itaúsa’s non-financial subsidiary; · Fundação Itaú Unibanco – Previdência Complementar – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; · FUNBEP – Fundo de Pensão Multipatrocinado – A closed private pension company that administers supplementary retirement plans sponsored by Itaú Unibanco Holding; · Olímpia Promoção e Serviços S.A. – Itaú Unibanco Holding’s associate; · Instituto Itaú Cultural – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest; · Associação Itaú Viver Mais – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest; and · Associação Cubo Coworking – an entity maintained by Itaú Unibanco Holding and subsidiaries to operate in its respective areas of interest. b) Relationship of the parties with the issuer See items a), e) and f) c) Date of transaction See items e) and f) d) Subject matter of the agreement · Loan operations; · Derivative financial instruments; · Interbank deposits; 397

· Repurchase agreements; · Receivables and payables and Commissions and fees; · Donations for investments in social projects in accordance with Law No. 8,313/91, as well as for the maintenance and performance of the Institute’s activities. · Sponsorship to a non-profit organization and hub for the promotion of technological entrepreneurism aligned with the Conglomerate’s investment pillars. · Rental of properties for use of common structure. Fundação Itaú Unibanco: Rentals for use of common structure in the states of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Rio Grande do Norte, and Bahia, of which seven properties are allocated for the bank’s administrative services and 20 properties are allocated to the branch network and to FUNBEP – Fundo de Pensão Multipatrocinado: Rentals for use of common structure in the states of São Paulo, Santa Catarina, and Paraná, of which 17 properties are allocated to the branch network. e) Whether the issuer is a creditor or debtor Please see item “ f ”. 398 · Repurchase agreements; · Receivables and payables and Commissions and fees; · Donations for investments in social projects in accordance with Law No. 8,313/91, as well as for the maintenance and performance of the Institute’s activities. · Sponsorship to a non-profit organization and hub for the promotion of technological entrepreneurism aligned with the Conglomerate’s investment pillars. · Rental of properties for use of common structure. Fundação Itaú Unibanco: Rentals for use of common structure in the states of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Rio Grande do Norte, and Bahia, of which seven properties are allocated for the bank’s administrative services and 20 properties are allocated to the branch network and to FUNBEP – Fundo de Pensão Multipatrocinado: Rentals for use of common structure in the states of São Paulo, Santa Catarina, and Paraná, of which 17 properties are allocated to the branch network. e) Whether the issuer is a creditor or debtor Please see item “ f ”. 398

f) Amount involved in the transaction

Consolidated (data consistent with note Related Parties. Line "Other" includes transactions of a number of related party transactions grouped together based on disclosure and materiality criteria) **R$ million**

Name of related party	Relationship of the parties with the issuer	Transaction date	Subject matter of the agreement	Amount involved in the transaction	Existing balance	Term (maturity)	Corresponding amount of such related party in the transaction, if calculation is possible	Related guarantees and insurance	This relationship is a loan or another type of debt	Type of and reasons for the transaction	Interest rate	Issuer contractual position (creditor or debtor)
Alpargatas S.A.	Itaúsa's non-financial subsidiary	01/24/13	Loan operations	65	49	03/15/2020 to 08/15/2024	Not applicable	No	Yes	Credit	2.5% to 6% / SELIC + 2.35% / CDI + 3.15%	Creditor
Other related parties	Affiliated companies	04/07/17	Loan operations	126	95	8/3/2021	Not applicable	No	Yes	Credit	113% CDI	Creditor
Other related parties	Affiliated companies		Derivative financial instruments	-	-		Not applicable	No	No	Swap	N/A	Debtor
Other related parties	Affiliated companies	12/03/2018 to 12/31/2018	Deposits	(69)	(70)	12/01/2021 to 11/29/2021	Not applicable	No	No	Bank deposit certificates	75% to 96% CDI	Debtor
Duratex S.A.	Itaúsa's non-financial subsidiary	12/07/2017 to 07/13/2018	Repurchase agreements	(18.00)	(19.00)	07/07/2019 to 03/16/2020	Not applicable	No	No	Funding	95% to 97.5% CDI	Debtor
Other related parties	Itaúsa's non-financial subsidiaries and entities maintained by Itaú Unibanco	06/07/16	Repurchase agreements	(10.00)	(10.00)	03/29/27	Not applicable	No	No	Funding	50.01% to 100.15% CDI	Debtor
Olimpia Promoção e Serviços S.A.	Affiliated company	01/01/18	Amounts receivable (payable) / Banking service fees (expenses)	(3.00)	(3.00)	12/31/18	Not applicable	No	No	Investment & portfolio & social security fund management	N/A	Debtor
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01/18	Amounts receivable (payable) / Banking service fees (expenses)	(98.00)	(98.00)	12/31/18	Not applicable	No	No	Investment & portfolio & social security fund management	N/A	Debtor
Other related parties	Affiliated companies, entities maintained by Itaú Unibanco, and Itaúsa's non-financial subsidiaries	01/01/18	Amounts receivable (payable) / Banking service fees (expenses)	9.00	9.00	12/31/18	Not applicable	No	No	Investment & portfolio & social security fund management	N/A	Creditor
Fundação Itaú Unibanco - Previdência Complementar	Private pension plan entity	01/01/18	Real estate rental	-	-	12/31/18	Not applicable	No	No	Rental	N/A	Debtor
FUNBEP - Fundo de Pensão Multipatrocinado	Private pension plan entity	01/01/18	Real estate rental	-	-	12/31/18	Not applicable	No	No	Rental	N/A	Debtor
Instituto Itaú Cultural	Entity maintained by Itaú Unibanco	01/01/18	Donations	-	-	12/31/18	Not applicable	No	No	Donations	N/A	Debtor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco	01/01/18	Sponsorships	-	-	12/31/18	Not applicable	No	No	Sponsorships	N/A	Debtor
Associação Itaú Viver Mais	Entity maintained by Itaú Unibanco	01/01/18	Donations	-	-	12/31/18	Not applicable	No	No	Donations	N/A	Debtor

399

PÁGINA: 1 de 39

g) Existing balance Please see item f). h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated Please see item f). i) Related guarantees and insurance Not applicable. j) Term of the relationship Please see item f). k) Termination or extinction conditions Not applicable. l) When the relationship is a loan or other type of debt, please also state: i – Nature and reasons for the transaction ii – Interest rate charged Please see item f). 16.3. With respect to each of the transactions or set of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest The transactions presented in Item 16.2, as of December 31, 2018, between Itaú Unibanco Holding S.A. and related parties were carried out in compliance with our policies described in item 16.1. Additionally, in our Transactions with Related Parties Policy, we established governance with our measures to address potential conflicts of interest for this type of transactions. The governance for approval of related-party transactions provides for that transactions must comply with principles of equality and transparency before stockholders and investors, are carried out under market conditions, executed in writing and, when necessary, reported to the market in compliance with CVM Instruction No. 480. Additionally, transactions involving amounts higher than R$1 million are submitted to the Related Parties Committee (made up of three independent members of the Board of Directors), which may express opposition to the transaction in the event a conflict of interests with the Conglomerate or its stockholders is identified. b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment These transactions were agreed upon at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore do not give rise to any benefit or loss for the parties, particularly: · Loan operations – loans granted at rates and terms similar to those applied to transactions in the market; · Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market; · Derivative financial instruments – rates and terms agreed upon are similar to those applied to transactions in the market; · Repurchase agreements – rates used are similar to those applied in transactions with third parties; · Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, 400 g) Existing balance Please see item f). h) Amount corresponding to the interest of the related party in the transaction, if it can be calculated Please see item f). i) Related guarantees and insurance Not applicable. j) Term of the relationship Please see item f). k) Termination or extinction conditions Not applicable. l) When the relationship is a loan or other type of debt, please also state: i – Nature and reasons for the transaction ii – Interest rate charged Please see item f). 16.3. With respect to each of the transactions or set of transactions mentioned in item 16.2 above that took place in the previous year: a) identify the measures taken to address conflicts of interest The transactions presented in Item 16.2, as of December 31, 2018, between Itaú Unibanco Holding S.A. and related parties were carried out in compliance with our policies described in item 16.1. Additionally, in our Transactions with Related Parties Policy, we established governance with our measures to address potential conflicts of interest for this type of transactions. The governance for approval of related-party transactions provides for that transactions must comply with principles of equality and transparency before stockholders and investors, are carried out under market conditions, executed in writing and, when necessary, reported to the market in compliance with CVM Instruction No. 480. Additionally, transactions involving amounts higher than R$1 million are submitted to the Related Parties Committee (made up of three independent members of the Board of Directors), which may express opposition to the transaction in the event a conflict of interests with the Conglomerate or its stockholders is identified. b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment These transactions were agreed upon at amounts, rates and terms that are usual in the market, on an arm’s length basis, and therefore do not give rise to any benefit or loss for the parties, particularly: · Loan operations – loans granted at rates and terms similar to those applied to transactions in the market; · Interbank deposits – rates and terms agreed upon are similar to those applied to transactions in the market; · Derivative financial instruments – rates and terms agreed upon are similar to those applied to transactions in the market; · Repurchase agreements – rates used are similar to those applied in transactions with third parties; · Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, 400 sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow for the materialization of our purpose: to encourage people’s power of transformation. The selection process for projects that we support through sponsorships and/or donations involves the evaluation of a dedicated governance with criteria set forth in our Sponsorship and Donation corporate policies and applicable legislation. Therefore, all projects must be compatible with our strategy, purpose and pillars. · Rental expenses – in accordance with usual market practices, subject to annual adjustments based on IGPM/FGV index (general market price index published by Fundação Getulio Vargas); · Amounts receivable/payable and Commissions and fees – amounts, terms and rates used are similar to those applied to transactions with third parties and refer to investment, portfolio and pension management services. 16.4. Supply other information that the issuer may deem relevant Not applicable. 401 sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow for the materialization of our purpose: to encourage people’s power of transformation. The selection process for projects that we support through sponsorships and/or donations involves the evaluation of a dedicated governance with criteria set forth in our Sponsorship and Donation corporate policies and applicable legislation. Therefore, all projects must be compatible with our strategy, purpose and pillars. · Rental expenses – in accordance with usual market practices, subject to annual adjustments based on IGPM/FGV index (general market price index published by Fundação Getulio Vargas); · Amounts receivable/payable and Commissions and fees – amounts, terms and rates used are similar to those applied to transactions with third parties and refer to investment, portfolio and pension management services. 16.4. Supply other information that the issuer may deem relevant Not applicable. 401

ITEM 17. CAPITAL 17.1. Information on Capital f) securities convertible into shares and conditions for conversion: Not applicable. 17.2. Capital increases Please see information in item 17.5 of this Form. 402 ITEM 17. CAPITAL 17.1. Information on Capital f) securities convertible into shares and conditions for conversion: Not applicable. 17.2. Capital increases Please see information in item 17.5 of this Form. 402

403 PÁGINA: 1 de 39 403 PÁGINA: 1 de 39

17.4. Information on capital reduction Justification for not filling out the table: No capital reduction. 404 17.4. Information on capital reduction Justification for not filling out the table: No capital reduction. 404

17.5 – Other relevant information Item 17.1 – Information – Capital The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon at the General Stockholders’ Meeting. On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Item 17.2 – Capital increases I – Supplementary information related to changes in the Company’s capital that took place in the past three years. Date of Body that Date of Total amount of Number of Issue Payment Criteri Private or % in relation to resolution resolved issue increase securities price method on public last capital on the issued subscriptio increase n 09/14/201 Stockholder 09/14/201 R$12,000,000,000. 304,704,019 Reserve N/A N/A 14.09310846996 6 s’ Meeting 6 00 book-entry 20.053757 capitalizatio common n and bonus shares shares 293,687,575 book-entry preferred shares Item 17.3 – Stock split, reverse stock split and bonus shares I – Bonus shares – September 14, 2016 At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of twelve billion Brazilian reais (R$12,000,000,000.00), with said capital stock increasing to ninety-seven billion, one hundred and forty-eight million Brazilian reais (R$97,148,000,000.00) from eighty-five billion, one hundred and forty-eight million Brazilian reais (R$85,148,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves. The capital will be increased through bonus shares with the issue of 598,391,594 new shares, of which 304,704,019 are common and 293,687,575 are preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on September 23, 2016. II – Stock split – July 27, 2018 At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares. Therefore, the stock split will be 405 17.5 – Other relevant information Item 17.1 – Information – Capital The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016. On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon at the General Stockholders’ Meeting. On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares of its own stock and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. Item 17.2 – Capital increases I – Supplementary information related to changes in the Company’s capital that took place in the past three years. Date of Body that Date of Total amount of Number of Issue Payment Criteri Private or % in relation to resolution resolved issue increase securities price method on public last capital on the issued subscriptio increase n 09/14/201 Stockholder 09/14/201 R$12,000,000,000. 304,704,019 Reserve N/A N/A 14.09310846996 6 s’ Meeting 6 00 book-entry 20.053757 capitalizatio common n and bonus shares shares 293,687,575 book-entry preferred shares Item 17.3 – Stock split, reverse stock split and bonus shares I – Bonus shares – September 14, 2016 At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of twelve billion Brazilian reais (R$12,000,000,000.00), with said capital stock increasing to ninety-seven billion, one hundred and forty-eight million Brazilian reais (R$97,148,000,000.00) from eighty-five billion, one hundred and forty-eight million Brazilian reais (R$85,148,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves. The capital will be increased through bonus shares with the issue of 598,391,594 new shares, of which 304,704,019 are common and 293,687,575 are preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on September 23, 2016. II – Stock split – July 27, 2018 At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares. Therefore, the stock split will be 405 carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which will be assigned free of charge to stockholders as a stock split. Accordingly, stockholders will receive one (1) new share for each two (2) shares of the same type they own, and treasury shares will also be split. There will be no changes in the dividend distribution policy as a result of such approval. The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. The transaction was approved by the Central Bank of Brazil on October 31, 2018. 406 carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which will be assigned free of charge to stockholders as a stock split. Accordingly, stockholders will receive one (1) new share for each two (2) shares of the same type they own, and treasury shares will also be split. There will be no changes in the dividend distribution policy as a result of such approval. The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred and seventy-six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common and six billion, five hundred eighty-eight million, four hundred fifty thousand (6,588,450,000) are preferred shares. The transaction was approved by the Central Bank of Brazil on October 31, 2018. 406

ITEM 18. SECURITIES 18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held Type of shares or CDA Common shares Tag Along 80 % Right to dividends Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right Full. Convertibility Not applicable. Right to capital reimbursement Yes. Description of capital In the case of the liquidation of the Issuer, stockholders will receive payments related to reimbursement reimbursement characteristics of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders’ Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share. Restrictions on outstanding Not applicable. securities Conditions for changing the rights There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by such securities assured by the securities issued by the Issuer. Possibility of redemption of Yes, as set forth by current legislation. shares, indicating: cases for redemption Definitive withdrawal of redeemable shares, as set forth by current legislation. formula for calculation of the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers' Not applicable. shares 407 ITEM 18. SECURITIES 18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held Type of shares or CDA Common shares Tag Along 80 % Right to dividends Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right Full. Convertibility Not applicable. Right to capital reimbursement Yes. Description of capital In the case of the liquidation of the Issuer, stockholders will receive payments related to reimbursement reimbursement characteristics of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from the resolutions approved in Annual General Stockholders’ Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share. Restrictions on outstanding Not applicable. securities Conditions for changing the rights There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by such securities assured by the securities issued by the Issuer. Possibility of redemption of Yes, as set forth by current legislation. shares, indicating: cases for redemption Definitive withdrawal of redeemable shares, as set forth by current legislation. formula for calculation of the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers' Not applicable. shares 407

18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held Type of shares or CDA Preferred shares Tag Along 80 % Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision. Right to dividends Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right No right (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law) Convertibility Not applicable. Right to capital reimbursement Yes. In the case of the liquidation of the Issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. Description of capital In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from reimbursement characteristics the resolutions approved in Annual General Stockholders’ Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share. Restrictions on outstanding Not applicable. securities Conditions for changing the rights There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by such securities assured by the securities issued by the Issuer. Possibility of redemption of shares, Yes, as set forth by current legislation. indicating: cases for redemption Definitive withdrawal of redeemable shares, as set forth by current legislation. formula for calculation of the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers' Not applicable. shares 408 18.1. Rights of shares a) right to dividends; b) voting right; c) convertibility into another class or type of share, indicating: i. conditions; ii. effects on capital; d) right to capital reimbursement; e) right to be included in the public offering of shares in the event of a sale of the company's controlling stake; f) restrictions on outstanding securities; g) conditions for changing the rights assured by such securities; h) possibility of redemption of shares, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) other relevant characteristics; j) foreign issuers must identify the differences between the characteristics described in items “a” and “i” and those usually attributed to similar securities issued by Brazilian issuers, stating the difference between the characteristics of the securities described and those imposed by rules of the foreign issuer’s country or of the country in which the foreign issuer’s securities are held Type of shares or CDA Preferred shares Tag Along 80 % Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision. Right to dividends Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split. Voting right No right (except in accordance with Article 111, paragraph 1 of Brazilian Corporate Law) Convertibility Not applicable. Right to capital reimbursement Yes. In the case of the liquidation of the Issuer, stockholders will receive payments related to reimbursement of capital, in proportion to their interests in capital, after the payment of all of the Issuer’s obligations. Description of capital In accordance with Articles 45 and 137 of Brazilian Corporate Law, the stockholders that dissent from reimbursement characteristics the resolutions approved in Annual General Stockholders’ Meeting may exercise their withdrawal right upon reimbursement of the amount of their shares, in which cases the reimbursement will be based on the book value of the share. Restrictions on outstanding Not applicable. securities Conditions for changing the rights There are no requirements in the Bylaws additional to those existing in the law that change the rights assured by such securities assured by the securities issued by the Issuer. Possibility of redemption of shares, Yes, as set forth by current legislation. indicating: cases for redemption Definitive withdrawal of redeemable shares, as set forth by current legislation. formula for calculation of the Not applicable. redemption amount Other relevant characteristics Not applicable. Characteristics of foreign issuers' Not applicable. shares 408

18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering Not applicable. 18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the bylaws Not applicable. 409 18.2. Describe, if applicable, the statutory rules that limit the voting rights of significant stockholders or that force them to carry out a public offering Not applicable. 18.3. Describe exceptions and suspension clauses related to equity or political rights provided for in the bylaws Not applicable. 409

18.4. In a table, please inform the trading volume, as well as the average daily price and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets, in each of the quarters of the past three years

2018

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/18	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 42,827,691,456	R$ 35.56	R$ 28.53	R$ 33.27	R$ per unit
06/30/18	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 39,083,586,247	R$ 34.85	R$ 24.84	R$ 30.51	R$ per unit
09/30/18	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 32,433,224,187	R$ 31.53	R$ 26.47	R$ 29.03	R$ per unit
12/31/18	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 43,907,420,822	R$ 36.83	R$ 28.83	R$ 33.77	R$ per unit
03/31/18	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 655,883,743	R$ 30.54	R$ 25.16	R$ 28.74	R$ per unit
06/30/18	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 303,970,064	R$ 30.47	R$ 22.33	R$ 26.91	R$ per unit
09/30/18	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 260,089,291	R$ 27.66	R$ 23.56	R$ 25.58	R$ per unit
12/31/18	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 468,771,398	R$ 31.49	R$ 24.97	R$ 29.03	R$ per unit

2017

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/17	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 26,301,132,525	R$ 28.00	R$ 22.21	R$ 25.56	R$ per unit
06/30/17	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 28,995,747,836	R$ 26.96	R$ 21.13	R$ 24.83	R$ per unit
09/30/17	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 23,568,303,199	R$ 29.39	R$ 23.97	R$ 26.56	R$ per unit
12/31/17	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 26,048,243,384	R$ 30.53	R$ 27.11	R$ 28.50	R$ per unit
03/31/17	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 333,408,644	R$ 24.25	R$ 19.57	R$ 22.29	R$ per unit
06/30/17	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 275,170,571	R$ 23.73	R$ 20.19	R$ 22.13	R$ per unit
09/30/17	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 252,755,059	R$ 26.07	R$ 21.33	R$ 23.45	R$ per unit
12/31/17	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 3,072,703,643	R$ 26.79	R$ 24.05	R$ 25.44	R$ per unit

2016

Quarter	Security	Class	Market	Administrative entity	Trading volume (Brazilian reais)	Highest price (Brazilian reais)	Lowest price (Brazilian reais)	Average daily closing price (Brazilian reais)	Price factor
03/31/16	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 28,822,513,019	R$ 20.34	R$ 13.82	R$ 16.32	R$ per unit
06/30/16	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 25,601,436,010	R$ 20.84	R$ 16.88	R$ 18.58	R$ per unit
09/30/16	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 24,921,993,550	R$ 22.47	R$ 18.18	R$ 21.07	R$ per unit
12/31/16	Shares	Preferred	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 28,619,767,856	R$ 25.89	R$ 20.67	R$ 23.17	R$ per unit
03/31/16	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 283,813,329	R$ 17.39	R$ 13.02	R$ 14.63	R$ per unit
06/30/16	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 213,129,695	R$ 17.88	R$ 14.85	R$ 16.15	R$ per unit
09/30/16	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 250,017,122	R$ 19.63	R$ 15.47	R$ 18.22	R$ per unit
12/31/16	Shares	Common	Stock exchange	B3 - Brasil, Bolsa e Balcão	R$ 298,370,767	R$ 22.33	R$ 18.19	R$ 20.06	R$ per unit

410

PÁGINA: 1 de 39

18.5. Describe securities issued in Brazil other than shares and that are not yet due or have not been redeemed, indicating: Not applicable. For securities issued abroad by Itaú Unibanco Holding S.A., please see item 18.8. 18.5-A. Number of holders of each type of security described in item 18.5, as calculated at the end of the prior year, as follows: Not applicable. 18.6. Brazilian markets in which the issuer’s securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A. – Brasil, Bolsa, Balcãoon March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 411 18.5. Describe securities issued in Brazil other than shares and that are not yet due or have not been redeemed, indicating: Not applicable. For securities issued abroad by Itaú Unibanco Holding S.A., please see item 18.8. 18.5-A. Number of holders of each type of security described in item 18.5, as calculated at the end of the prior year, as follows: Not applicable. 18.6. Brazilian markets in which the issuer’s securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A. – Brasil, Bolsa, Balcãoon March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that spontaneously signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 411

18.7. With respect to each type and class of security admitted for trading in foreign markets, indicate: ITUB Medium-Term Note Programme (ADS - American Depositary Share) a. country United States of America Gran Duchy of Luxembourg b. market New York Stock Exchange Luxembourg Stock Exchange c. administrative entity of the market in which U.S. Securities and Exchange Commission de Surveillance du Secteur Financier securities are admitted for trading Commission d.  date of admission for trading May 31, 2001 Depending on the issue if applicable, indicate the trading segment Tier II Euro MTF f.  date the securities were first listed in the February 21, 2002 Depending on the issue trading segment g.  percentage of trading volume abroad in (1) relation to the total trading volume of each class N/A 49.3% and type in the previous year h.  if applicable, proportion of deposit certificates (2) issued abroad in relation to each class and type N/A 14.3% of shares i.  if applicable, depositary bank The Bank of New York Mellon The Bank of New York Mellon The Bank of New York Mellon j.  if applicable, custodian institution Itaú Unibanco Holding S.A. (1) Total volume of ADS traded in relation to the total volume of preferred shares traded in 2018. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of capital stock outstanding on December 31, 2018. Source: Economática. In the United States Our preferred shares are traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include the disclosure of financial statements under IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on March 30, 2009, and on August 17, 2018, in force as of August 27, 2018, among us, the depositary and the holders and beneficial owners of ADSs from time to time. The depositary's principal executive office is located at 225 Liberty Street, New York, New York 10281. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of preferred shares underlying the ADS. ADS holders have ADS holder rights. An investor may holder ADSs directly, registered in his or her name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increase the proportion of capital represented by preferred shares, the ADS holders, except as described above, have preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the ADS holders, except as described above, have preemptive right in proportion to their interests and to common shares only up to the extent necessary to prevent dilution of their interests. 412 18.7. With respect to each type and class of security admitted for trading in foreign markets, indicate: ITUB Medium-Term Note Programme (ADS - American Depositary Share) a. country United States of America Gran Duchy of Luxembourg b. market New York Stock Exchange Luxembourg Stock Exchange c. administrative entity of the market in which U.S. Securities and Exchange Commission de Surveillance du Secteur Financier securities are admitted for trading Commission d. date of admission for trading May 31, 2001 Depending on the issue if applicable, indicate the trading segment Tier II Euro MTF f. date the securities were first listed in the February 21, 2002 Depending on the issue trading segment g. percentage of trading volume abroad in (1) relation to the total trading volume of each class N/A 49.3% and type in the previous year h. if applicable, proportion of deposit certificates (2) issued abroad in relation to each class and type N/A 14.3% of shares i. if applicable, depositary bank The Bank of New York Mellon The Bank of New York Mellon The Bank of New York Mellon j. if applicable, custodian institution Itaú Unibanco Holding S.A. (1) Total volume of ADS traded in relation to the total volume of preferred shares traded in 2018. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of capital stock outstanding on December 31, 2018. Source: Economática. In the United States Our preferred shares are traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with NYSE and SEC requirements. These requirements include the disclosure of financial statements under IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on March 30, 2009, and on August 17, 2018, in force as of August 27, 2018, among us, the depositary and the holders and beneficial owners of ADSs from time to time. The depositary's principal executive office is located at 225 Liberty Street, New York, New York 10281. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of preferred shares underlying the ADS. ADS holders have ADS holder rights. An investor may holder ADSs directly, registered in his or her name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as our stockholders, depositary and holders of corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increase the proportion of capital represented by preferred shares, the ADS holders, except as described above, have preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by preferred shares, the ADS holders, except as described above, have preemptive right in proportion to their interests and to common shares only up to the extent necessary to prevent dilution of their interests. 412

18.8. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; b) number; c) total face value; d) issue date; e) debt balance overdue at the end of the previous fiscal year; f) restrictions on outstanding securities; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) when securities are debt-related, please indicate, when applicable: i. maturity, including early maturity conditions: ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee; iv. in the absence of a guarantee, whether the credit is unsecured or subordinated; v. possible restrictions imposed on the issuer with respect to: · the distribution of dividends; · the disposal of certain assets; · the contracting of new debt; · the issue of new securities; and · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries. vi conditions for changing the rights assured by such securities; vii other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, and (xii) the tenth issue of perpetual Subordinated Notes, all issued within the scope of the Program. First Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,000,000,000.00 d. Issue Date: April 15, 2010. e. Debt balance on December 31, 2018: R$3,919,980,092 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: 413 18.8. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; b) number; c) total face value; d) issue date; e) debt balance overdue at the end of the previous fiscal year; f) restrictions on outstanding securities; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculation of the redemption amount; i) when securities are debt-related, please indicate, when applicable: i. maturity, including early maturity conditions: ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee; iv. in the absence of a guarantee, whether the credit is unsecured or subordinated; v. possible restrictions imposed on the issuer with respect to: · the distribution of dividends; · the disposal of certain assets; · the contracting of new debt; · the issue of new securities; and · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries. vi conditions for changing the rights assured by such securities; vii other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Programme) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, and (xii) the tenth issue of perpetual Subordinated Notes, all issued within the scope of the Program. First Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,000,000,000.00 d. Issue Date: April 15, 2010. e. Debt balance on December 31, 2018: R$3,919,980,092 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: 413

Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 414 Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 414

i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (a) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: ii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. iii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. 415 i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (a) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: ii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. iii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. 415

iv. The Subordinated Notes are issued solely as book-entry notes. v. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. vi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Goldman Sachs & Co., and Morgan Stanley & Co. Incorporated. The Dealers can be changed by the Issuer at any time. vii. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010. viii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ix. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. x. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xi. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 416 iv. The Subordinated Notes are issued solely as book-entry notes. v. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. vi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Goldman Sachs & Co., and Morgan Stanley & Co. Incorporated. The Dealers can be changed by the Issuer at any time. vii. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was April 15, 2010. viii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ix. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. x. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xi. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 416

Second Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,000,000,000.00 d. Issue Date: September 23, 2010. e. Debt balance on December 31, 2018: R$3,987,836,202.02 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 417 Second Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,000,000,000.00 d. Issue Date: September 23, 2010. e. Debt balance on December 31, 2018: R$3,987,836,202.02 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 417

i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (b) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xiii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the 418 i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (b) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xiii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the 418

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. xiv. The Subordinated Notes are issued solely as book-entry notes. xv. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xvi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010. xvii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xviii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xix. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xx. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 419 Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. xiv. The Subordinated Notes are issued solely as book-entry notes. xv. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xvi. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes was September 23, 2010. xvii. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xviii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xix. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xx. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 419

Third Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”) xxi. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: R$500,000,000.00 d. Issue Date: November 23, 2010. e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015. Reopening of the Second Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xxii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series, which is US$1,250,000,000.00. See item “vii”– Other relevant characteristics. d. Issue Date: January 31, 2011. e. Debt balance on December 31, 2018: R$968,700,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. · g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 420 Third Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”) xxi. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: R$500,000,000.00 d. Issue Date: November 23, 2010. e. Debt balance on December 31, 2015: The issue was settled on November 23, 2015. Reopening of the Second Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xxii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$250,000,000.00, being the second issue total amount, jointly with the first series, which is US$1,250,000,000.00. See item “vii”– Other relevant characteristics. d. Issue Date: January 31, 2011. e. Debt balance on December 31, 2018: R$968,700,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. · g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. 420

i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (c) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xxiii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xxiv. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the 421 i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (c) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xxiii. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xxiv. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the 421

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 422 Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by reopening the second issue of Notes and are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch, Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period counted from March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 422

Fourth Issue a. Identification of the security, indicating the Jurisdiction : Medium-Term Notes (“Notes”) v. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$500,000,000.00 d. Issue Date: June 21, 2011. e. Debt balance on December 31, 2018: R$1,948,296,639.59 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (d) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 423 Fourth Issue a. Identification of the security, indicating the Jurisdiction : Medium-Term Notes (“Notes”) v. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$500,000,000.00 d. Issue Date: June 21, 2011. e. Debt balance on December 31, 2018: R$1,948,296,639.59 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (d) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21 2011. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 423

iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: vi. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. vii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. viii. The Subordinated Notes are issued solely as book-entry notes. ix. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. x. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. xi. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” - Restrictions on Outstanding Securities. xii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xiii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of 424 iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: vi. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. vii. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. viii. The Subordinated Notes are issued solely as book-entry notes. ix. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. x. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. xi. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” - Restrictions on Outstanding Securities. xii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xiii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of 424

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 425 August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 425

Reopening of the Fourth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, which is US$1,050,000,000.00. See item “vii” – Other relevant characteristics. d. Issue Date: January 24, 2012. e. Debt balance on December 31, 2018: R$2,131,140,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (e) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 426 Reopening of the Fourth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, which is US$1,050,000,000.00. See item “vii” – Other relevant characteristics. d. Issue Date: January 24, 2012. e. Debt balance on December 31, 2018: R$2,131,140,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (e) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 426

iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012. Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. i. The Subordinated Notes are issued solely as book-entry notes. ii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. iii. The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 427 iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by reopening the fourth issue of Notes and are the second series of the fourth issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012. Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 come from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. i. The Subordinated Notes are issued solely as book-entry notes. ii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. iii. The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 427

iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,250,000,000.00 d. Issue Date: March 19, 2012. e. Debt balance on December 31, 2018: R$4,915,251,275.22 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (f) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its 428 iii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. iv. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,250,000,000.00 d. Issue Date: March 19, 2012. e. Debt balance on December 31, 2018: R$4,915,251,275.22 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (f) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its 428 liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: v. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. vi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. vii. The Subordinated Notes are issued solely as book-entry notes. viii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. ix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012. x. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any 429 liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2012. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: v. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. vi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. vii. The Subordinated Notes are issued solely as book-entry notes. viii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. ix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012. x. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any 429 other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 430 other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 430

Sixth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,375,000,000.00 d. Issue Date: August 6, 2012. e. Debt balance on December 31, 2018: R$5,439,105,784.93 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 6, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (g) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 6 and August 6, beginning February 6, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 431 Sixth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,375,000,000.00 d. Issue Date: August 6, 2012. e. Debt balance on December 31, 2018: R$5,439,105,784.93 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 6, 2022. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (g) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 6 and August 6, beginning February 6, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. 431

iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. xvii. The Subordinated Notes are issued solely as book-entry notes. xviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012. xx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. 432 iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. xvii. The Subordinated Notes are issued solely as book-entry notes. xviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xix. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC, and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012. xx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. 432

xxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 433 xxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 433

Seventh Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,870,000,000.00 d. Issue Date: November 13, 2012 e. Debt balance on December 31, 2018: R$7,270,345,389.88 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (h) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due very six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: 434 Seventh Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Notes (“Notes”) xxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: US$1,870,000,000.00 d. Issue Date: November 13, 2012 e. Debt balance on December 31, 2018: R$7,270,345,389.88 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Subordinated Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A Regulatory Event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as belonging to Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. (h) If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due very six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: 434

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xxv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xxvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. xxvii. The Subordinated Notes are issued solely as book-entry notes. xxviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xxix. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. xxx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xxxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xxxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, 435 Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed, and the subordination of these Notes. vii. Other relevant characteristics: xxv. The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all the other liabilities of the Issuer (except for obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. xxvi. The Subordinated Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. xxvii. The Subordinated Notes are issued solely as book-entry notes. xxviii. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. xxix. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. xxx. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. xxxi. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. xxxii. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, 435 repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xxxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 436 repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. xxxiii. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. 436

Eighth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”) iii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: USD 1,050,000,000.00 d. Issue Date: May 26, 2015. e. Debt balance on December 31, 2018: Notes matured on May 26, 2018 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for Calculation of the Redemption Amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 2.85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Possible restrictions imposed on the issuer with respect to: 437 Eighth Issue a. Identification of the security, indicating the Jurisdiction: Medium-Term Senior Notes (“Notes”) iii. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. c. Total Face Value: USD 1,050,000,000.00 d. Issue Date: May 26, 2015. e. Debt balance on December 31, 2018: Notes matured on May 26, 2018 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for Calculation of the Redemption Amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 2.85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. iii. Guarantees: Not applicable. iv. Type: Unsecured. v. Possible restrictions imposed on the issuer with respect to: 437

· the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Citigroup Global Markets Inc., Itaú BBA International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 438 · the distribution of dividends: Not applicable. · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity which assumes all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the reorganization; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the resulting entity legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by the Amended and Restated Trust Deed, dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Citigroup Global Markets Inc., Itaú BBA International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 438

Ninth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) xxxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total Face Value: US$1,250,000,000.00 d. Issue Date: December 12, 2017 e. Debt balance on December 31, 2018: R$ 4,897,020,675.96 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: ii. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. 439 Ninth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) xxxiv. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total Face Value: US$1,250,000,000.00 d. Issue Date: December 12, 2017 e. Debt balance on December 31, 2018: R$ 4,897,020,675.96 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: ii. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. 439

Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” - Other relevant characteristics). · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192 The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 440 Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii” – Other relevant characteristics. v. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” - Other relevant characteristics). · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Certain changes can be made in the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192 The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 440

Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total Face Value: US$750,000,000.00 d. Issue Date: March 19, 2018 e. Debt balance on December 31, 2018: US$750,000,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality at any time, upon prior notice to the holders of the Notes, should there be a regulatory event Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. 441 Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) i. The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total Face Value: US$750,000,000.00 d. Issue Date: March 19, 2018 e. Debt balance on December 31, 2018: US$750,000,000.00 f. Restrictions on Outstanding Securities: · The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. · The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into Shares: Not applicable. h. Possibility of Redemption: Yes, as follows. Cases for Redemption: Early redemption of Notes for tax reasons: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. Early redemption of Notes by virtue of a regulatory event: Subject to the prior authorization of the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality at any time, upon prior notice to the holders of the Notes, should there be a regulatory event Early redemption of Notes at the issuer’s discretion: Subject to the authorization from the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for Calculation of the Redemption Amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. i. When securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. 441

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. iii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. viii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. ix. Type: Subordinated. See item “vii” – Other relevant characteristics. x. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” – Other relevant characteristics). · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes. xi. Conditions for changing the rights assured by such securities: Some changes can be made in the terms and conditions of the Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification of the interest rate of the Notes, the amount of the outstanding Notes, the payment dates and the subordination of these Notes. xii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and 442 Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii” – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered an Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. iii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. viii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. ix. Type: Subordinated. See item “vii” – Other relevant characteristics. x. Possible restrictions imposed on the issuer with respect to: · the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii” – Other relevant characteristics). · the disposal of certain assets: Not applicable. · the contracting of new debt: Not applicable. · the issue of new securities: Not applicable. · corporate transactions carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the entity resulting from such corporate restructuring process that had substantially assumed all the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred immediately after the corporate restructuring process; (c) the Issuer certifies that it complied with these conditions and presents an independent legal opinion that certifies that the entity resulting from the corporate restructuring process legally assumed all the obligations under the Notes. xi. Conditions for changing the rights assured by such securities: Some changes can be made in the terms and conditions of the Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for other modifications that do not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification of the interest rate of the Notes, the amount of the outstanding Notes, the payment dates and the subordination of these Notes. xii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and 442 future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. ii. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event that the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation,; (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 443 future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by the Amended and Restated Trust Deed, dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. ii. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under the Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. i. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f” – Restrictions on Outstanding Securities. ii. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and the compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event that the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation,; (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed an Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. 443

18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities Not applicable. 18.10. Should the issuer have made a public offering of securities, indicate: a) how the funds arising from the offering were used Not applicable. No public offering of securities was carried out. b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering Not applicable. No public offering of securities was carried out. c) if there was any deviation, the reasons for such deviation Not applicable. No public offering of securities was carried out. 18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties Not applicable. 18.12. Other information considered relevant Not applicable. 444 18.9. Describe the public offerings for distribution carried out by the issuer or third parties, including parent companies and affiliated and subsidiary companies, related to the issuer’s securities Not applicable. 18.10. Should the issuer have made a public offering of securities, indicate: a) how the funds arising from the offering were used Not applicable. No public offering of securities was carried out. b) if there were any material differences between the effective use of funds and the proposed use indicated in the respective offering Not applicable. No public offering of securities was carried out. c) if there was any deviation, the reasons for such deviation Not applicable. No public offering of securities was carried out. 18.11. Describe the public offerings for acquisition carried out by the issuer related to shares issued by third parties Not applicable. 18.12. Other information considered relevant Not applicable. 444

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on Issuer´s repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outsdanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
05/30/2019	05/31/2019 to 11/30/2020	0.00	Common		15,000,000	3.87			R$ per unit	
			Preferred		75,000,000	1.56			R$ per unit	
Other Characteristics: P.S.: 1) Capital Reserves/ Goodwill Reserve on in the Issue of Shares and Profit Reserves / Reserve for Reinforcement of Working Capital.										

Date of resolution	Repurchase period	Reserves and profits avaiable (Brazilian reais)	Type	Class	Number of shares expected (Units)	% in relation to outsdanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
12/15/2017	12/20/2017 to 06/19/2019	0.00	Common		28,616,649	9.99	14,421,132	37.00	R$ per unit	50,394
			Preferred		50,000,000	1.55	13,100,000	38.92	R$ per unit	26.20
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 14,421,132 shares until 12.31.2017										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected	% in relation to outsdanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/31/2017	09/01/2017 to 11/26/2018	0.00	Common		31,793,134	10	31,793,105	37.00	R$ per unit	99,999,908
			Preferred		39,155,000	1.22	0	0.00	R$ per unit	0
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital. 2) Purchase of 31,793,105 shares until 12.20.2017. 3) Early termination at the meeting of the Board of Directors of December 15, 2017.										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected	% in relation to outsdanding shares	Number of shares acquired/ approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to 11/26/2018	0.00	Common		10,000,000	3.15	0	0.00	R$ per unit	0
			Preferred		50,000,000	1.56	10,845,000	35.95	R$ per unit	21.69
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 10,845,000 shares until 12.20.2017. 3) Early termination at the meeting of the Board of Directors of August 31,2017										

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected	% in relation to outsdanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
1/2/2016	02/03/2016 to 08/02/2017	0.00	Common		10,000,000	3,474,074	0	0.00	R$ per unit	0
			Preferred		50,000,000	1,756,396	49,787,900	34.82	R$ per unit	99,576
Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 38,087,900 shares in the period from 02.03.2016 to 04.30.2017; 3) Purchase of 49,787,900 shares in the period from 02.03.2016 to 05.24.2017; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance. 5) Early termination at the meeting of the Board of Directors of May 25, 2017.										

445

PÁGINA: 1 de 39

19.2. - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares occurred on 7/17/2015 and 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019. We provided a line informing such event. 44619.2. - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares occurred on 7/17/2015 and 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019. We provided a line informing such event. 446

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares carried out on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019. We provided a line informing such event. a. opening balance; b. acquisition; c. weighted average price of acquisition; d. disposal; e. weighted average price of disposal; f. cancellation; g. closing balance; h. percentage in relation to outstanding securities of the same class and type. 04/24/2019 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition - Disposal - R$ - Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 83.614.426 R$ 2 4,67 1,8% Acquisition (*) - Disposal (22.313.181) R$ 2 1,76 Cancellation - R$ - Stock spluit - Closing balance 61.301.245 R$ 2 6,78 1,3% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2018 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 14.424.206 R$ 7,97 0,4% Acquisition - Disposal - R$ - Cancellation (14.424.206) R$ 3 7,05 Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 71.459.714 R$ 2 4,67 2,3% Acquisition (*) 13.100.000 R$ 3 8,95 Disposal (29.623.265) R$ 3 0,35 Cancellation - R$ - Stock split 2 8.677.977 Closing balance 83.614.426 R$ 2 6,78 1,8% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2017 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 3.074 R$ 7,97 0,0% Acquisition 46.214.237 R$ 3 7,06 Disposal - R$ - Cancellation (31.793.105) R$ 3 7,06 Closing balance 14.424.206 R$ 7,25 0,4% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 69.604.462 R$ 2 4,67 2,2% Acquisition (*) 37.982.900 R$ 3 6,25 Disposal (36.127.648) R$ 2 9,09 Cancellation - R$ - Bonus - Closing balance 71.459.714 R$ 2 6,78 2,3% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2016 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 2.795 R$ 7,97 0,0% Acquisition - R$ - Disposal - R$ - Bonus (**) 279 R$ - Closing balance 3.074 R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 162.562.650 R$ 2 4,67 5,7% Acquisition (*) 30.640.000 R$ 3 0,13 Disposal (28.225.583) R$ 2 6,52 Cancellation (**) - 1 00.000.000 R$ - Bonus (***) 4.627.395 Closing balance 69.604.462 R$ 2 6,78 2,2% (*) Repurchase amounts include settlement, brokerage and trading fees. (**) Approved by BACEN on 06/07/2016. (***) Approved by BACEN on 09/23/2016. 447 19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: Due to the bonus shares carried out on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016. On 12/15/2017, we resolved on the cancellation of 31,793,105 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 02/22/2018, we resolved on the cancellation of 14,424,206 common shares, all book-entry, issued by us and held in treasury, and we made available a line informing the event. On 10/31/2018, BACEN approved the resolution taken by the Extraordinary Stockholders’ General Meeting held on 07/27/2018, related to the stock split. The position of 11/19/2018 was used as the base date for this event, with the shares being included in the stockholding position on 11/26/2018, we made available a line informing the event. The Annual General Stockholders' Meeting took place on April 24, 2019. We provided a line informing such event. a. opening balance; b. acquisition; c. weighted average price of acquisition; d. disposal; e. weighted average price of disposal; f. cancellation; g. closing balance; h. percentage in relation to outstanding securities of the same class and type. 04/24/2019 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition - Disposal - R$ - Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 83.614.426 R$ 2 4,67 1,8% Acquisition (*) - Disposal (22.313.181) R$ 2 1,76 Cancellation - R$ - Stock spluit - Closing balance 61.301.245 R$ 2 6,78 1,3% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2018 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 14.424.206 R$ 7,97 0,4% Acquisition - Disposal - R$ - Cancellation (14.424.206) R$ 3 7,05 Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 71.459.714 R$ 2 4,67 2,3% Acquisition (*) 13.100.000 R$ 3 8,95 Disposal (29.623.265) R$ 3 0,35 Cancellation - R$ - Stock split 2 8.677.977 Closing balance 83.614.426 R$ 2 6,78 1,8% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2017 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 3.074 R$ 7,97 0,0% Acquisition 46.214.237 R$ 3 7,06 Disposal - R$ - Cancellation (31.793.105) R$ 3 7,06 Closing balance 14.424.206 R$ 7,25 0,4% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 69.604.462 R$ 2 4,67 2,2% Acquisition (*) 37.982.900 R$ 3 6,25 Disposal (36.127.648) R$ 2 9,09 Cancellation - R$ - Bonus - Closing balance 71.459.714 R$ 2 6,78 2,3% (*) Repurchase amounts include settlement, brokerage and trading fees. 12/31/2016 Common shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 2.795 R$ 7,97 0,0% Acquisition - R$ - Disposal - R$ - Bonus (**) 279 R$ - Closing balance 3.074 R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (units) Weighted average price (R$) the same class and type Opening balance 162.562.650 R$ 2 4,67 5,7% Acquisition (*) 30.640.000 R$ 3 0,13 Disposal (28.225.583) R$ 2 6,52 Cancellation (**) - 1 00.000.000 R$ - Bonus (***) 4.627.395 Closing balance 69.604.462 R$ 2 6,78 2,2% (*) Repurchase amounts include settlement, brokerage and trading fees. (**) Approved by BACEN on 06/07/2016. (***) Approved by BACEN on 09/23/2016. 447

ITEM 20. SECURITIES TRADING POLICY 20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body with technical or advisory functions, created by a statutory provision, informing: We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us. Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”). In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage. a) policy approval body and date of approval It is incumbent on the Board of Directors to resolve on changes in the policy, subject to recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last updated on January 31, 2019. b) bound persons For the purpose of the Trading Policy, bound persons are: i. direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; ii. members of the statutory bodies of companies (i) that directly or indirectly control the Issuer, and (ii) in which we are the only controlling stockholder, provided that said company does not have its own policy for the trading of securities; iii. anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; iv. the spouse or partner and any other dependent included in the annual income tax return of people indicated in items i. and ii., including the six-month term beginning on the resignation date; v. people mentioned in items i., ii. and iii of this sub item who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; and vi. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated. In addition, people equivalent to bound persons are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which bound persons are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by bound persons; and (c) any person who has had access to information on a material act or fact through whether any of the bound persons. We also have compliance teams that, together with the officers of each area, identify persons who will be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system. Our system has approximately 7,159 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.). c) main characteristics The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are subscribers to the policies. It is incumbent upon the Disclosure and Trading Policies: i. advise the Investor Relations Officer; ii. review the policies and recommend to the Board of Directors any applicable change; iii. Deliberate on possible questions 448 ITEM 20. SECURITIES TRADING POLICY 20.1. Indicate whether the issuer adopted a trading policy for the securities issued by it by direct or indirect controlling stockholders, officers, members of the board of directors, the fiscal council or of any body with technical or advisory functions, created by a statutory provision, informing: We are subject to the rules established by the Brazilian Corporate Law and CVM Instruction No. 358/02, regarding the trading of securities issued by us. Additionally, although it has never been compulsory, since 2002 we have adopted a policy in this respect, which resulted in even more restrictive rules than those required by the regulatory body itself (CVM). We also rely on an internal compliance team whose activities include monitoring the transactions carried out by those parties adhering to the policy on the securities issued by us. Moreover, we have a Disclosure and Trading Committee (as a result of merging in 2006 the Disclosure Committee and the Trading Committee, both created in 2002), whose main duty is managing the Trading Policy for Securities Issued by Itaú Unibanco Holding (“Trading Policy”) and the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”). In addition to the regulation of the Trading Policy and internal structure, some departments, because they have access to client information, have even more specific and stricter policies to avoid the undue use of insider information for personal advantage. a) policy approval body and date of approval It is incumbent on the Board of Directors to resolve on changes in the policy, subject to recommendations made by the Disclosure and Trading Committee. The current Trading Policy was created in 2002 and its provisions are constantly reviewed to ensure consistency with the best corporate governance practices. The Policy was last updated on January 31, 2019. b) bound persons For the purpose of the Trading Policy, bound persons are: i. direct or indirect controlling stockholders, either by exclusive or shared control, and officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions of the Issuer; ii. members of the statutory bodies of companies (i) that directly or indirectly control the Issuer, and (ii) in which we are the only controlling stockholder, provided that said company does not have its own policy for the trading of securities; iii. anybody who, in view of their job, duty or position in the Issuer, our parent company, or our subsidiary or affiliated companies, is aware of relevant information; iv. the spouse or partner and any other dependent included in the annual income tax return of people indicated in items i. and ii., including the six-month term beginning on the resignation date; v. people mentioned in items i., ii. and iii of this sub item who resigned from the Issuer of companies in which we are the only controlling stockholder, during the six-month term beginning on the resignation date; and vi. our former managers or the former managers of our subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six-month term beginning on the date of resignation from the company to which they were expatriated. In addition, people equivalent to bound persons are: (a) the managers of portfolio and investment funds, companies or other institutions or entities in which bound persons are the only quotaholders or stockholders, or in which they may influence trading decisions; (b) any legal entity directly or indirectly controlled by bound persons; and (c) any person who has had access to information on a material act or fact through whether any of the bound persons. We also have compliance teams that, together with the officers of each area, identify persons who will be bound by the Trading Policy in view of their department or the information to which they had access, and these persons are then recorded in a specific system. Our system has approximately 7,159 people listed (including statutorily compliant persons, their relatives, and employees with access to insider information, companies, etc.). c) main characteristics The Trading Policy is managed by the Investor Relations Officer, assisted by the Disclosure and Trading Committee, the scope of which covers a range of internal actions aimed at improving the information flow and upholding the ethical conduct of the management members and employees who are subscribers to the policies. It is incumbent upon the Disclosure and Trading Policies: i. advise the Investor Relations Officer; ii. review the policies and recommend to the Board of Directors any applicable change; iii. Deliberate on possible questions 448 regarding the interpretation of the policies texts;; iv. define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi. analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii. offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law. The Trading Policy sets forth several duties, among of which are: Disclosure of relevant trading activities: i. any corporate entity or individual, or group of entities or individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred. d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods Bound persons may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil or abroad), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market, and this black-out period is also applied to those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which is responsible for verifying the information disclosure before trading (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over-the-counter markets; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year. Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies (i) which directly or indirectly control the Issuer, and (ii) in which we are the only direct or indirect controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers. The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of stockholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure. In order to trade securities issued by us or referred thereto, the persons bound to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams. 449 regarding the interpretation of the policies texts;; iv. define the necessary actions to divulge and disseminate such changes, including to the Issuer’s employees; v assist the Investor Relations Officer in investigating and deciding on any violation thereof, reporting possible infringements to the Integrity and Ethics Committee and to the Board of Directors, as applicable; vi. analyze the content of the answers referring to official challenges of regulatory and self-regulatory bodies; and vii. offer to the Investor Relations Officer a solution for cases either exceptional or not covered by law. The Trading Policy sets forth several duties, among of which are: Disclosure of relevant trading activities: i. any corporate entity or individual, or group of entities or individuals, acting as a group or representing a common interest, which carry out relevant trading activities, these being the business or group of business through which the direct or indirect interest surpasses the upper and lower levels of 5%, 10% or 15%, and so on, of type or class of shares in the Issuer’s capital stock, should report this fact to the Issuer, and: a) this obligation also extends to the acquisition of any rights to shares and other securities and derivative financial instruments referenced to these shares, even though physical settlement is not expected; b) this communication should be made immediately after these transactions are completed, and the Reference Form should be updated within seven business days from the date the relevant trading activity occurred. d) provision for black-out periods and description of the procedures adopted to inspect trading in such periods Bound persons may not: i. trade in securities issued by the Issuer or its subsidiaries (in Brazil or abroad), or referenced thereto, from the acknowledgment date to the disclosure date, including of the material act or fact to the market, and this black-out period is also applied to those who have a business, professional or trust relationship with the Issuer, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system, which is responsible for verifying the information disclosure before trading (the Investor Relations Officer may, regardless of justification or the existence of undisclosed material act or fact, determine exceptional black-out periods); ii. buy or sell securities before the end of a period of 180 days of the last disposal or acquisition of securities on stock exchanges or organized over-the-counter markets; iii. trade whenever an intention exists of entering into an incorporation, a total or partial spin-off, a merger, a transformation or a corporate reorganization; iv. rent shares or any other securities; v. operate with stock options, sell shares at forward markets or trade shares at futures markets; vi. trade in the period between the decision made by the proper corporate body to increase capital, distribute dividends, grant bonus on shares or on assets referenced thereto, approve split, reverse split, subscription of shares and the publication of the respective notices or announcements; and vii. trade within the period of fifteen (15) days prior to (a) the disclosure of the Issuer’s quarterly information and annual information, or (b) the publication of the notice that will make them available to stockholders, according to the disclosure schedule of the current year. Additionally, direct or indirect controlling stockholders, either by exclusive or shared control, officers, members of the Board of Directors, the Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions, or members of the statutory bodies of companies (i) which directly or indirectly control the Issuer, and (ii) in which we are the only direct or indirect controlling stockholder, are prohibited from trading in if: a. they have not announced their intention to Itaú Corretora de Valores S.A. to trade securities issued by the Issuer and its subsidiaries, or referenced thereto, up to 10:30 a.m. of the same day they intend to do so; b. they have traded securities issued by the Issuer and its subsidiaries, or referenced thereto, for up to three days, or 60% of the business days, of the same week (this prohibition will not apply if the Issuer, its subsidiaries, affiliates or another company under common control do not trade in treasury shares); and c. the treasury department of the Issuer, its subsidiaries, affiliates or another company under common control trades shares issued by the Issuer as a result of a crisis or other economic facts implying high volatility of prices and/or low market liquidity, or as determined by their respective Investor Relations Officers. The Trading Policy also prohibits the Issuer from purchasing its own shares in the period described in items i. and vii. above. Moreover, the Board of Directors is prohibited from resolving on the acquisition or disposal of shares of own issue, if an agreement or contract has been entered into for the transfer of stockholding control or if an option or general authority for the same purpose has been granted, or if an intention exists of carrying out a takeover, a total or partial spin-off, a merger, a transformation or a corporate reorganization of the Issuer, and as long as the transaction has not been made public by a material fact disclosure. In order to trade securities issued by us or referred thereto, the persons bound to the Trading Policy should solely make use of the securities brokers of the Itaú Unibanco Conglomerate, which have controls to prevent the transactions described above from breaching the Trading Policy, as applicable, and are also monitored by the compliance teams. 449

e) where the policy may be found The Trading Policy is available on the Issuer’s Investor Relations website www.itau.com.br/investor- relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. 20.2. Supply other information that the issuer may deem relevant In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges. In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of operation. Share Buyback Program We have a share buyback program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on May 30, 2019 and authorized the acquisition of up to 15,000,000 common shares and up to 75,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent on the Executive Board to develop opportunities for acquisition of these shares on stock exchanges at market value, in the period from May 31, 2019 to November 30, 2020. Aiming at increasing transparency with the market, we disclose monthly the number of shares acquired under our share buyback program on our Investor Relations website (www.itau.com.br/investor-relations/ > Menu > Announcements to the Market). For information on the history of previous buyback programs, please see item 19.1. ITEM 21. INFORMATION DISCLOSURE POLICY 21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”). One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of persons bound to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (please see item 21.2 for more information on the Disclosure Policy). In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal department and the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the General Director, the Director Vice President or the Officer of the department involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer. Subject to opportunity and convenience, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results. The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact: a) to CVM, to SEC (Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. – Brasil, Bolsa, Balcão and, as the case may be, to other stock exchanges and 450 e) where the policy may be found The Trading Policy is available on the Issuer’s Investor Relations website www.itau.com.br/investor- relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies. 20.2. Supply other information that the issuer may deem relevant In November 2004, following a detailed national and international survey of the best corporate governance practices, we became, together with Itaúsa – Investimentos Itaú S.A., the first Brazilian companies to voluntarily adopt operating rules for trading treasury shares. These rules now govern our trading of own shares on stock exchanges. In the management’s view, our adopting these rules has brought many benefits, including reducing operational, financial and strategic risks, creating an in-house culture for these operations in capital markets, minimizing possible market concentration or improper pricing, and bolstering a securities repurchase strategy focused on the preservation of liquidity and value to stockholders. All this has led to greater transparency in this type of operation. Share Buyback Program We have a share buyback program approved by our Board of Directors. As disclosed to the market through a material fact, the last approval was granted on May 30, 2019 and authorized the acquisition of up to 15,000,000 common shares and up to 75,000,000 preferred shares issued by us, with no capital decrease, to be held in treasury, cancelled or replaced in the market. We clarify that it is incumbent on the Executive Board to develop opportunities for acquisition of these shares on stock exchanges at market value, in the period from May 31, 2019 to November 30, 2020. Aiming at increasing transparency with the market, we disclose monthly the number of shares acquired under our share buyback program on our Investor Relations website (www.itau.com.br/investor-relations/ > Menu > Announcements to the Market). For information on the history of previous buyback programs, please see item 19.1. ITEM 21. INFORMATION DISCLOSURE POLICY 21.1. Describe internal standards, regulations or procedures adopted by the issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis As mentioned in item 20.1, we have a Disclosure and Trading Committee that manages the Disclosure Policy for Material Acts or Facts (“Disclosure Policy”) and the Trading Policy for Securities Issued by Itaú Unibanco Holding S.A. (“Trading Policy”). One of the responsibilities of this committee is to ensure that the information to be publicly disclosed is gathered, processed and reported accurately on a timely basis. For this purpose, it is the duty of the Committee to regulate the adherence of persons bound to our Disclosure Policy, which has effective mechanisms to collect information, as well as severe sanctions in case of non-compliance (please see item 21.2 for more information on the Disclosure Policy). In accordance with our Disclosure Policy, a document disclosing a material act or fact will be prepared by the Investor Relations department, together with the Corporate Legal department and the executive boards involved in the transaction that gave rise to the material act or fact. This document will be reviewed by the General Director, the Director Vice President or the Officer of the department involved and one Legal Officer, and its content will be appreciated by the Disclosure and Trading Committee and approved by the Investor Relations Officer. Subject to opportunity and convenience, the Disclosure and Trading Committee may also (i) approve the disclosure of unaudited preliminary information related to our quarterly, semi-annual and annual results, or (ii) approve the early disclosure of duly audited quarterly, semi-annual and annual results. The body in charge of corporate matters will disclose, under the supervision of the Investor Relations Officer, the material act or fact: a) to CVM, to SEC (Securities and Exchange Commission), to NYSE (New York Stock Exchange), to B3 S.A. – Brasil, Bolsa, Balcão and, as the case may be, to other stock exchanges and 450 entities of organized over-the-counter markets; and b) to the market in general, as published in newspapers with wide circulation regularly used by the Issuer or in news portals in the Internet. www.rededivulgacao.com.br. The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market. 21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found The Disclosure Policy is available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), as well as on the website of CVM. The Issuer uses the website www.rededivulgacao.com.br (news portal in the internet that provides the whole information in a section with free access) to disclose information on material acts and facts. Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by: a) email; b) conference call; c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad; d) press releases; e) social media; and f) news distribution mechanisms. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it. For the purposes of the Disclosure Policy, bound persons are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) the Issuer’s former managers or the former managers of subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six- month term beginning on the date of resignation from the company to which they were expatriated Bound persons should maintain the security of the means where the relevant information is stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected. In the event that a bound person leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and to the market. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance. 451 entities of organized over-the-counter markets; and b) to the market in general, as published in newspapers with wide circulation regularly used by the Issuer or in news portals in the Internet. www.rededivulgacao.com.br. The responsibilities of the Investor Relations Officer include: (i) disclosing and reporting to the markets and proper authorities any material act or fact occurring in or related to our business; (ii) ensuring the wide and immediate dissemination of the material act or fact; (iii) disclosing the material act or fact simultaneously in every market our securities are admitted for trading; (iv) providing additional clarification on the disclosure of a material act or fact to proper authorities upon request; and (v) inquiring people who have access to material acts or facts in the event contemplated in the above sub item or in the case of unusual oscillation in the quotation, price or quantity of our securities traded or referenced thereto in order to check whether they are aware of information that should be disclosed to the market. 21.2. Describe the policy for the disclosure of a material act or fact adopted by the issuer, indicating the communication channel or channels used to disseminate information on material acts and facts and procedures related to the maintenance of confidentiality of undisclosed relevant information and where the policy can be found The Disclosure Policy is available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), as well as on the website of CVM. The Issuer uses the website www.rededivulgacao.com.br (news portal in the internet that provides the whole information in a section with free access) to disclose information on material acts and facts. Additionally, material acts or facts will also be available on the Investor Relations website and may be disclosed by: a) email; b) conference call; c) public meetings with trade associations, investors, analysts or stakeholders in Brazil and abroad; d) press releases; e) social media; and f) news distribution mechanisms. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as care for the maintenance of the secrecy by dealing with the subject only with people who actually need to know it. For the purposes of the Disclosure Policy, bound persons are: (i) our direct or indirect controlling stockholders, officers, members of the Board of Directors, Fiscal Council and any bodies created by a statutory provision that performs technical or advisory functions; (ii) members of the statutory bodies of companies in which Itaú Unibanco Holding is the only controlling stockholder; (iii) anybody who, in view of their job, duty or position in the Company, its parent company, subsidiary or affiliated companies, is aware of relevant information; (iv) the spouse or partner and any other dependent included in the annual income tax return of the people indicated in items (i) and (ii); (v) the people mentioned in (i), (ii) and (iii) who resigned from the Issuer or companies in which it is the only controlling stockholder, during a six-month term beginning on the resignation date; and (vi) the Issuer’s former managers or the former managers of subsidiaries, who had been expatriated, as well as their spouses or partners and any other dependents included in their annual income tax returns, including the six- month term beginning on the date of resignation from the company to which they were expatriated Bound persons should maintain the security of the means where the relevant information is stored and transmitted (emails, files, etc.), preventing any type of unauthorized access, as well as restricting the sending of information not properly protected. In the event that a bound person leaves or no longer takes part in the business or project to which the relevant information is related, they will continue to meet the duty of secrecy until this information is disclosed to proper authorities and to the market. Bound persons should maintain secrecy about the information related to the material act or fact until it is disclosed to the market, as well as provide for trusted subordinated personnel and third parties to do the same, and are jointly and severally responsible in the case of non-compliance. 451

Any bound person who discloses by mistake a material act or fact to any person who is not a bound person before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures. We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices. We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required for the following levels: restricted (for example, a material fact), confidential, internal and public. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered. We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level. We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information. We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices. 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, , Leila Cristiane Barboza Braga de Melo, and Milton Maluhy Filho. 21.4. Supply other information that the issuer may deem relevant The Disclosure Policy and attachments (Declaration of Adherence for Controlling Shareholders, Management and Statutory Authority Members, and Declaration of Adherence for Staff Members) are available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), and on the website of CVM. 452 Any bound person who discloses by mistake a material act or fact to any person who is not a bound person before it is disclosed to the market will immediately inform the Investor Relations Officer of this undue disclosure, so that the Investor Relations Officer can take appropriate measures. We have mechanisms and policies to ensure information control, such as restrictions on the use of (i) external emails (which means that every piece of information emailed must go through the internal emails of our employees, which are constantly monitored by a specific team), (ii) mobile phones in sensitive areas (such as capital markets), and (iii) pen drives, compact discs and other information storage devices. We have designed an Internal Information Security Policy in which information is classified according to the confidentiality and protection required for the following levels: restricted (for example, a material fact), confidential, internal and public. For this reason, business-related requirements, sharing or restricting access to information and the impact in the event of misuse of information should be considered. We have also implemented awareness actions, aimed at making policies even more effective (for example, talks on the need to keep documents that include confidential information in safe places, as well as recommendations on the disposal of these documents). In addition, we have a team that periodically inspects the workplace of our employees to identify possible deficiencies in this regard. We also classify the information conveyed in and out of the bank in accordance with the confidentiality level. We and Itaúsa – Investimentos Itaú S.A. were the first companies to adhere to the Brazilian Association of Publicly-Held Companies (“ABRASCA”) Guidebook on the Control and Disclosure of Material Information. We will not comment on rumors about us getting around the market, unless these may significantly affect our securities prices. 21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are Alexsandro Broedel Lopes, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, , Leila Cristiane Barboza Braga de Melo, and Milton Maluhy Filho. 21.4. Supply other information that the issuer may deem relevant The Disclosure Policy and attachments (Declaration of Adherence for Controlling Shareholders, Management and Statutory Authority Members, and Declaration of Adherence for Staff Members) are available on the Issuer’s Investor Relations website (https://www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies), and on the website of CVM. 452

(A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and Subsidiaries Reference Form (Instruction CVM 480 and subsequent amendments) at December 31, 2018 and review report of independent auditors (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. and Subsidiaries Reference Form (Instruction CVM 480 and subsequent amendments) at December 31, 2018 and review report of independent auditors

(A free translation of the original in Portuguese) Review report of independent auditors on Reference Form (CVM Instruction 480/09 and subsequent amendments) To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2018, 2017 and 2016, on which we issued unqualified audit reports dated February 04, 2019, February 05, 2018 and February 06, 2017, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A. Scope of the review We conducted our review in accordance with NBC TA 720 - The auditor's responsibility relating to other information in documents containing audited financial statements which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2018, 2017 and 2016, taken as a whole. São Paulo, May 30, 2019 PricewaterhouseCoopers Washington Luiz Pereira Cavalcanti Auditores Independentes Contador CRC 1SP172940/O-6 CRC 2SP000160/O-5 2 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br (A free translation of the original in Portuguese) Review report of independent auditors on Reference Form (CVM Instruction 480/09 and subsequent amendments) To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2018, 2017 and 2016, on which we issued unqualified audit reports dated February 04, 2019, February 05, 2018 and February 06, 2017, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A. Scope of the review We conducted our review in accordance with NBC TA 720 - The auditor's responsibility relating to other information in documents containing audited financial statements which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by the Board of Directors for the purpose of complying with Brazilian Securities Commission (CVM) Instruction 480 and subsequent amendments; however, it should not be considered part of the financial statements. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2018, 2017 and 2016, taken as a whole. São Paulo, May 30, 2019 PricewaterhouseCoopers Washington Luiz Pereira Cavalcanti Auditores Independentes Contador CRC 1SP172940/O-6 CRC 2SP000160/O-5 2 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br